.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6‑K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13 a‑16 OR 15d‑16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2019

Perusahaan Perseroan (Persero)

PT Telekomunikasi Indonesia Tbk

(Exact name of Registrant as specified in its charter)

Telecommunications Indonesia

(A state-owned public limited liability Company)

(Translation of registrant’s name into English)

Jl. Japati No. 1 Bandung 40133, Indonesia

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20‑F or Form 40‑F:

Form 20‑F  ☑           Form 40‑F  

Indicate by check mark if the registrant is submitting the Form 6‑K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes           No ☑

Indicate by check mark if the registrant is submitting the Form 6‑K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes           No ☑

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on behalf by the undersigned, thereunto duly authorized.

Perusahaan Perseroan (Persero)
PT Telekomunikasi Indonesia Tbk

(Registrant)

Date April 30, 2019	By: /s/ Harry Mozarta Zen
(Signature)

Harry Mozarta Zen
Director of Finance

THEME

Stronger, for Your Digital Experience

The digital era has given rise to various innovations aimed at producing quality digital solutions, accompanied by best customer experience for customers. The increasing dependence of customers on digital services to support their activities has driven digital adoption across all customer segments to rise as well. As a result of this phenomenon, customers are increasingly abandoning the legacy business, which has traditionally been the main focus for telecommunication operators. Telecommunication operators who still depend on the legacy business are becoming increasingly irrelevant to the activities and businesses of their customers.

We realize that the only way to stay strong and still relevant to customers is by delivering quality digital solutions and best customer experience. We are certain that only with strong digital capabilities we can become good partners for our customers in supporting their activities and business operations.

To do so, during 2018 we demonstrated our commitment by consistently improving our digital capabilities in terms of services, infrastructure as well as customer experience. We continued to strengthen and develop digital services that deliver increased convenience, and also assisted customers with digitizing their business processes in order to increase the quality and competitiveness of their businesses. This was shown by the significant growth of our digital business, which has successfully compensated the decline of legacy business. We also strengthened our digital backbone network infrastructure, our fiber optic-based access and high speed celuular, and improved our IT capabilities and capacity from front-end to back-end as well as  developing various platforms and applications as enablers. In addition, we have developed digital touch points and leveraged big data analytics and customer insights to ensure that customers are able to enjoy a digital experience.

We believe that our actions and achievements throughout 2018, have strengthened our capabilities as a digital telecommunication operator. We dedicate all of this to our customers by delivering high quality services with best customer experience.

DISCLAIMER

While preparing this Report, Telkom selected and presented material information and data for the investors, the goverment and other stakeholders. The materials that are used to prepare this Report are derived from reliable documents and sources. Other than historical information and data, this Report also contains Telkom’s forward-looking statement such as targets, expectations, estimations, prospects  and  projections of Telkom's operating performance and business condition in the future. Even after careful consideration and and a reasonable presentation of the facts in this report, Telkom realizes that there are risks and uncertainties which may be affected by many factors among other things the economic, social, and political situation in.  Therefore, in order to implement good corporate governance, Telkom cannot guarantee that all forward-looking statements made in this Report are entirely correct and accurate and can be fully achieved.

This report is available to download at www.telkom.co.id. Furthermore, Telkom invites all readers to submit questions and suggestions regarding to this Report to: http://www.telkom.co.id

Investor Relation Unit

Andi Setiawan

PT Telkom Indonesia (Persero) Tbk

Telkom Landmark Tower 39th floor, The Telkom Hub

Jl. Jend. Gatot Subroto Kav. 52

Jakarta 12710, Indonesia

Phone +62-21-5215 109

Fax. +62-21-5220 500

E-mail investor@telkom.co.id

Facebook TelkomIndonesia

Instagram telkomindonesia

Twitter @telkomindonesia

TABLE OF CONTENTS

READING THE REPORT CONTENT

For the ease of stakeholders, Telkom divided this report into two main parts. The first part, from the front page of the Report to the “Management Report” and “Statement Letter”, is dedicated to readers who want to understand Telkom briefly. Investors and other stakeholders who want to understand more detail about Telkom may continue to read this Report from the first part to second part, namely the “About Telkom” section and so forth until the end of this report.

THEME	3
DISCLAIMER	4
TABLE OF CONTENTS	5
TELKOM HIGHLIGHTS	8
Kaleidoscope 2018	9
Profile of Telkom and Its Subsidiaries	11
Infrastructure	13
Products and Customers	14
Financial Data Overview	15
Stock Information	17
Bond, Sukuk or Convertible Bonds and Medium Term Notes (MTN) Information	19

REPORT OF THE BOARD OF COMMISSIONERS AND DIRECTORS	21
Report of the Board of Commissioners	22
Report of the Board of Directors	26
Statement Letter of Responsibility for 2018 Annual Report	34

ABOUT TELKOM	36
Vision, Mission, and Strategy	37
Telkom Milestone	38
Business Activities	40
Awards and Certifications	42
Telkom Organizational Structure	45
Profile of the Board of Commissioners	46
Profile of the Board of Directors	52
Telkom Employees	60
Shareholders Composition	63
Subsidiaries, Associated Companies, and Joint Ventures	65
Chronology of Stocks Registration	70
Chronology of Other Securities Registration	72
Name and Address of Institutions and/or Supporting Capital Market Profession	74

MANAGEMENT DISCUSSION AND ANALYSIS	76
Operational Overview by Segment	77
Marketing Overview	92
Comprehensive Financial Performance	98
Solvency	115
Capital Structure	116
Capital Expenditure	117
Material Commitment for Capital Expenditure	119

	Receivables Collectability	121
	Material Information and Fact After Accountant Reporting Date	122
	Macroeconomy	123
	Indonesia Telecommunication Industry	124
	Business Prospects and Sustainability of the Company	127
	Comparison of Initial Year Target and Realization	129
	Target or Projections For the Following Year	130
	Dividend	131
	Realization of Public Offering Fund	132
	Material Transaction Information Containing Conflict of Interest, Transaction with Affiliated Parties, Investment, Divestment and Acquisition	133
	Changes in Regulation	134
	Changes in Accounting Policy	135

	CORPORATE GOVERNANCE	136
	Corporate Governance Principle and Platform	137
	Corporate Governance Structure	142
	Corporate Governance Assessment	143
	General Meeting of Shareholders (GMS)	144
	Board of Commissioners	153
	Audit Committee	161
	Committee for Nomination and Remuneration	166
	Committee for Planning and Risk Evaluation and Monitoring	170
	Board of Directors	175
	Corporate Secretary	181
	Internal Audit Unit	184
	Internal Control System	188
	Risk Management System	190
	Whistleblowing System	195
	Board of Directors’ and Commissioners’ Share Ownership Policy Implementation	198
	Employee Stock Ownership Program	199
	Significant Legal Disputes	200
	Informations Regarding Administrative Sanctions	201
	Information Access and Company’s Public Data	202
	Corporate Code of Conduct	203
	Corporate Culture	204

	CORPORATE SOCIAL RESPONSIBILITY	207
	Goods and Services Responsibility	208
	Employment, Health, and Safety	210
	Community Social Development	213
	Environmental Responsibility	215

	PARTNERSHIP AND COMMUNITY DEVELOPMENT PROGRAM	216
	Partnership and Community Development Program (PKBL) Report	217

	APPENDICES	223
Appendix 1	: Board of Commisioners’ Agenda and Attendance at Internal Meetings	224
Appendix 2	: Board of Commisioners’ Agenda and Attendance at Joint Meetings	227
Appendix 3	: Board of Directors’ Agenda and Attendance at Joint Meetings	228
Appendix 4	: Board of Directors’ Agenda and Attendance at Internal Meetings	229
Appendix 5	: Glossary	234

Appendix 6	: List of Abbreviations	240
Appendix 7	: Circular Letter to Financial Services Authority No.30/SEOJK.04/2016 Cross Reference	244

CONSOLIDATED FINANCIAL STATEMENTS		255
Audited Consolidated Financial Statements 2018
Audited PKBL Financial Statements 2018

f

TELKOM HIGHLIGHTS

8	Kaleidoscope 2018
9	Profile of Telkom and Its Subsidiaries
11	Infrastructure
12	Products and Customers
13	Financial Data Overview
15	Stock Information
17	Bond, Sukuk or Convertible Bonds and Medium Term Notes (MTN) Information

KALEIDOSCOPE 2018

January - Inauguration of the Telkom Integrated Operation Center (TIOC), which is an integrated control center for network and service management for customers which operates on a 24/7 basis.

February - Telkom in collaboration with Telstra Corporation Ltd (Telstra) formed the Global Delivery Center (GDC) in Indonesia to realize a commitment to improve global exposure to Indonesian ICT talents.

April - Telkomsel has successfully registered Prepaid Sim Cards with a success rate of over 80% by the end of the registration period. This opens opportunities for Telkomsel to improve its service quality to be more in line with customer needs.

April - Telin as a Telkom’s subsidiary re-held the Bali Annual Telkom International Conference (“BATIC”) 2018 with the theme of Unlocking Opportunities in the Borderless Digital World. BATIC 2018 was an event for sharing innovations, obtaining business opportunities, and collaboration by presenting delegations from various global telecommunications communities.

April - Telin Hong Kong inaugurated the neuCentrIX Data Center which is equipped with world-class facilities and is seamlessly connected to global infrastructure in order to support customers' for safety and high-quality data center services.

June - Indihome as the Licensed IPTV Broadcasters of the 2018 FIFA World Cup held an event Nonton Sama-sama (Nosa) which was held in several Telecommunications Regional Offices (Witel) throughout Indonesia. This event was intended for anyone who wanted to watch World Cup matches.

August - The launch of the Merah Putih Satellite at Cape Canaveral, Florida played an important role in delivering service connectivity in areas that cannot be reached by fiber optic networks or other infrastructures, especially in the foremost, outermost, and lagging regions.

August - With the spirit of ‘Win Today, Nation Advance’, Telkomsel successfully presented a trial of 5G revolutionary technology at the Telkomsel 5G Experience Center in the 2018 Asian Games event.

August - Telkom was successful as the Official Prestige Telco Partner Asian Games 2018 in Jakarta-Palembang through the provision of high-quality Information and Communication Technology (ICT) infrastructure.

August - Telkom successfully became a trusted partner by providing high-quality Information and Communication Technology (ICT) services at the IMF-WB Group 2018 in Bali.

August - Telkom and Pertamina signed a Cooperation Agreement to work together to build a digital system for Public Fuel Filling Stations (SPBU). SPBU Digitizing is a step to increase transparency and accuracy of supply data and fuel consumption.

September - In order to commemorate Hari Pelanggan Nasional (HPN), Consumer Director Siti Choiriana visits directly to the customer's home.
September - Telkom has recovered the telecommunications network quickly in a number of disaster locations such as Lombok, Palu and Banten.
October - Telkom also supported the smoothness of the application of technology and information services at the Asian Para Games 2018 event October 6-13, 2018.

October - Telkom held the E-sports Millennials Games Day 2018 Competition. This event is aimed at developing digital gaming innovation in order to encourage the development of the gaming industry in Indonesia.

November - The Telkom Hub Inauguration was done by the President of Indonesia Joko Widodo. The Telkom Hub is a TelkomGroup office area and a center of excellence and a source of inspiration in order to build Digital Indonesia.

November - Inauguration of taxation data integration on a host to host basis was completed between the Tax Directorate General of the Ministry of Finance and Telkom.

December - Indonesia Global Gateway (IGG) Operation, which connects international gateways to the west through SEA-ME-WE 5 and east through SEA-US, was an important milestone for Telkom towards becoming a Global Digital Hub.

December - Achieving more than 5 Million IndiHome Customers by the end of 2018 was a manifestation of Indonesian society’s trust in IndiHome which is now serving as the Company’s new growth engine.
December - Telkomsel was getting stronger as the cellular market leader with 189,081 BTS at the end 2018, 73% of which are 3G and 4G BTS covering 90% of the population.

PROFILE OF TELKOM AND ITS SUBSIDIARIES

PROFILE OF TELKOM

Company’s Name	PT Telkom Indonesia (Persero) Tbk
Commercial Name	Telkom
Business Fields, Type of Products and Services	Organizing telecommunication and information networks and services, as well as the optimization of the usage of the resources owned by the Company.
Corporate Status	Public Company, State-Owned Enterprise
Ownership	52.09% The Government of the Republic of Indonesia 47.91% Public
Legality	NPWP 01.000.013.1‑093.000
TDP 101116407740
SIUP 0029/IUP-UB/X/2017/DPMPTSP
Date of Establishment	November 19, 1991
Legal Basis of Establishment

Pursuant to the Government Regulation No.25 of 1991, the Company’s status was changed to a state-owned limited liability company (“Company”) based on Notarial Deed of Imas Fatimah, S.H., No.128, dated September 24, 1991 which was approved by the Minister of Justice of the Republic of Indonesia through the Decree No.C2‑6870.HT.01.01.Year.1991 dated November 19, 1991, and announced in the State Gazette of the Republic of Indonesia No.5 of January 17, 1992 Supplement to the State Gazette No.210.

Address and Contact of Corporate Office	Graha Merah Putih Jl. Japati No. 1 Bandung Jawa Barat, Indonesia - 40133
	Phone Fax Website E-mail	: +62‑22‑4521404 : +62‑22‑7206757 : www.telkom.co.id : corporate_comm@telkom.co.id
: investor@telkom.co.id
Social Media	Facebook	: TelkomIndonesia
	Instagram	: telkomindonesia
	Twitter	: @telkomindonesia
Stock Listing	The Company was listed at the Indonesia Stock Exchange (IDX) and New York Stock Exchange (NYSE) on November 14, 1995
Stock Symbol	Indonesia Stock Exchange: TLKM New York Stock Exchange: TLK
Stock Type	Series A Dwiwarna shares and series B shares
Authorized Capital	1 series A Dwiwarna share 399,999,999,999 series B shares
Issued and Fully Paid Capital	1 series A Dwiwarna share 99,062,216,599 series B shares
Rating	International	: Baa1 (stable) from Moody’s BBB (stable) from Fitch

	Domestic	: idAAA from Pefindo

Telkom is the largest telecommunications company in Indonesia with

7	Regional Telkom Offices
61	Telecommunications areas
422	Plasa Telkom Outlets
11	Global offices in overseas (Singapore, Hong Kong, Timor Leste, Australia, Malaysia, Macau, Taiwan, USA, Myanmar, Saudi Arabia and New Zealand).
11	GraPARI International in Saudi Arabia, Singapore, Hong Kong, Macau, Taiwan and Malaysia.
429	GraPARI in Indonesia, including 7 GraPARI TelkomGroup in Bandung, Surabaya, Tangerang, Medan and those which are managed by third parties
761	Mobile GraPARI units
1,142	Mobile IndiHome units
11	direct subsidiaries, actively operate
1	direct subsidiary, not actively operate
21	indirect subsidiaries

PROFILE OF SUBSIDIARIES

Telkomsel www.telkomsel.com

PT Telekomunikasi Seluler (Telkomsel) is a cellular operator with the widest network that can reach around 99% of Indonesia’s population, with the core business of cellular telecommunications services and the operation of cellular telecommunications networks.

Telkom Metra www.metra.co.id

PT Multimedia Nusantara (Telkom Metra) is an investment company and sub-holding and has expanded to various basic digital services and ICT industries through acquisition, partnership and building a strong business ecosystem.

Telkomsat www.telkomsat.co.id

PT Telkom Satelit Indonesia (Telkomsat) is a company engaged in the satellite telecommunications network infrastructure which has a core business of providing satellite network services for date and the internet.

PINS www.pins.co.id

PT PINS Indonesia (PINS) is involved in the business of integrating devices, networks, systems, processes and the Internet of Things (IoT). Its core business is providing various technological, information and communication equipment and IoT facilities.

Jalin	PT Jalin Pembayaran Nusantara (Jalin) is a company which provides switching and system management for ATM, EDC and Electronic Money services for National Payment Gateways.
Telkom Akses www.telkomakses.co.id

PT Telkom Akses (Telkom Akses) is engaged in the deployment and management of fixed-broadband access network infrastructure services, with the core business of fixed broadband access network deployment construction services, managed service & operation maintenance, and fixed broadband access networks.

Telin www.telin.co.id

PT Telekomunikasi Indonesia International (Telin) is a global telecommunications operator that provides telecommunication & IT service solutions overseas. Currently, Telin has 7 subsidiaries which are all overseas.

Mitratel www.mitratel.co.id

PT Dayamitra Telekomunikasi (Mitratel) is an infrastructure provider for telecommunication towers (tower provider) and its core business includes tower construction and tower management services (collocation & resellers).

Telkom Infra telkominfra.co.id

PT Infrastruktur Telekomunikasi Indonesia (Telkom Infra) is a company that provides management services in telecommunication and infrastructure solutions both for the domestic and international market. The core business of Telkom Infra is telecommunication infrastructure services and submarine cable management.

Metranet www.metranet.co.id	PT Metranet (Metranet) is an integrated media and digital content provider whose core business is online media, digital content and digital billing.
Telkom Property

PT Graha Sarana Duta (Telkom Property) is a property service company that focuses on leverage Telkom's idle assets. Its core business is property management, property development, property lease and property facilities.

INFRASTRUCTURE

The mission of the Telkom network infrastructure and development program is to develop and maintain an agile and resilient network and IT infrastructure to support the innovation of its digital services.

id-Con	Data Center	22 data centers which consist:  5 data centers (overseas) 14 data centers neuCentrIX (domestic) 3 data centers tier 3 and 4 (domestic)
	Digital Platform	Big Data & Analytics, API Factory & Internet of Things
id-Ring	Fiber Optic Backbone Network	161,652 km including: 96,952 km of Domestic fiber optic 64,700 km of International fiber optic
	Point of Presence (PoP)	46 PoP in domestic network 72 PoP in International network
	Satellite	3 satellites with total capacity 133 TPE which consist of: Merah Putih Satellite (60 TPE) •Telkom 3S (49 TPE) •Telkom-2 (24 TPE)
id-Access	Mobile Network	189,081 BTS including: 50,310 2G 82,118 BTS 3G 56,653 BTS 4G 30,485 towers including: 18,000 Telkomsel towers 12,485 Mitratel towers
	Fiber Optic Access Network	268 Telkom Cloud 30 million Homes Passed 9.1 million Optical Port
	Wi-Fi	382,361 Access Points: 136,110 Managed Acces Points 246,251 Homespots

PRODUCTS AND CUSTOMERS

Telkom has four main operating segments that are aligned with its parenting strategy and financial reports which are based on dividing customers into segments.

Mobile Providing mobile voice, SMS, mobile broadband, and digital services for cellular customers.	Cellular Subscribers 163 million	Postpaid Subscribers 5.4 million
Prepaid Subscribers 157.6 million
Mobile Broadband Customers 107 million
Enterprise Providing end to end ICT solutions for corporate customers, small to medium sized businesses, and the government.	Corporate Customers 1,900	Small and Medium Scaled Business Customers 300,416	Government Institution Customers 979
Consumer Providing fixed phone, pay TV and internet services for retail customers (homes, apartments and premium clusters).	Fixed Wireline Subscribers 11.1 million	Fixed Broadband Subscribers 7.3 million	IndiHome Subscribers 5.1 million

Wholesale and International Business

Providing interconnection services, a leased line, satellites, tower & infrastructure services and international business  for other licensed operators and international customers (organic or aggregator).

Other Licensed Operator (OLO) Customers 8	Transponder & Closed User Group Customers 26
Internet Service Provider Customers 132	Global Partner Customers 186
Others Providing digital services for various customers.	BLANJA.com 3.2 million subscribers	MelOn 34.7 million active users

Note:

The data presented on this page is data up to December 31, 2018.

FINANCIAL DATA OVERVIEW

Consolidated Statements of Comprehensive Income	Years ended on December 31,
(in billions of Rupiah except for net income per share and per ADS which are represented in Rupiah)	2018	2017	2016	2015	2014
Total revenues	130,784	128,256	116,333	102,470	89,696
Total expenses	93,691	85,362	77,888	71,552	61,564
EBITDA	59,181	64,609	59,498	51,415	45,673
Operating profit	38,845	43,933	39,195	32,418	29,206
Profit for the year	26,979	32,701	29,172	23,317	21,274
Profit for the year attributable to:
Owners of the parent company	18,032	22,145	19,352	15,489	14,471
Non-controlling interest	8,947	10,556	9,820	7,828	6,803
Total comprehensive profit for the year	31,921	30,369	27,073	23,948	22,041
Total comprehensive profit for the year attributable to:
Owners of the parent company	22,844	19,952	17,331	16,130	15,296
Non-controlling interest	9,077	10,417	9,742	7,818	6,745
Net income per share	182.03	223.55	196.19	157.77	148.13
Net income per ADS (1 ADS : 100 common stock)	18,203	22,355	19,619	15,777	14,813

Consolidated Statement of Financial Position	Years ended on December 31,
(in billions of Rupiah)	2018	2017	2016	2015	2014
Assets	206,196	198,484	179,611	166,173	141,822
Liabilities	88,893	86,354	74,067	72,745	55,830
Equity attributable to owner of the parent company	98,910	92,713	84,384	75,136	67,721
Net working capital (current asset - current liabilities)	(2,993)	2,185	7,939	12,499	1,976
Investment in associate entities	2,472	2,148	1,847	1,807	1,767

Capital Expenditure	Years ended on December 31,
(in billions of Rupiah)	2018	2017	2016	2015	2014
Telkom	13,186	11,572	10,309	9,641	8,099
Telkomsel	13,885	15,080	12,564	11,321	13,002
Others Subsidiaries	6,549	6,504	6,326	5,439	3,560
Total	33,620	33,156	29,199	26,401	24,661

Consolidated Financial and Operation Ratios	Years ended on December 31,
	2018	2017	2016	2015	2014
Return on Assets (ROA (%)(1)	13.1	16.5	16.2	14.0	15.0
Return on Equity (ROE) (%)(2)	23.0	29.2	27.6	25.0	24.7
Operating Profit Margin (%)(3)	29.7	34.3	33.7	31.6	32.6
Current Ratio (%)(4)	93.5	104.8	120.0	135.3	106.1
Total Liabilities to Equity (%)(5)	75.8	77.0	70.2	77.9	64.9
Total Liabilities to Total Assets (%)(6)	43.1	43.5	41.2	43.8	39.4
Debt to Equity Ratio(x)(7)	0.38	0.32	0.30	0.37	0.27
Debt to EBITDA Ratio(x)(8)	0.74	0.55	0.53	0.67	0.51
EBITDA to Interest Expense (x)(9)	16.9	23.3	21.2	20.7	25.2

Remarks:

(1)	ROA is calculated as profit for the year divided by total assets at year end December 31.
(2)	ROE is calculated as profit for the year divided by total equity at year end December 31.
(3)	Operating profit margin is calculated as operating profit divided by revenues.
(4)	Current ratio is calculated as current assets divided by current liabilities at year end December 31.
(5)	Liabilities to equity ratio is calculated as total liabilities divided by total equity at year end December 31.
(6)	Liablities to total assets ratio is calculated as total liabilities divided by total assets at year end December 31.
(7)	Debt to equity ratio is calculated as debt (included finance lease) divided by total equity.
(8)	Debt to EBITDA ratio is calculated as debt (included finance lease) divided by EBITDA.
(9)	EBITDA to interest ratio is calculated as EBITDA divided by cost of fund.

STOCK INFORMATION

TELKOM’S STOCK INFORMATION AT THE IDX

The following is the report of the highest, lowest and closing share prices, trading volumes, number of shares outstanding and market capitalization of the stock which were recorded at the Indonesia Stock Exchange (IDX) for the periods indicated:

Calendar Year		Price Per Share			Volume (shares)	Outstanding Shares Excluding Treasury Stock	Market Capitalization (Rp billion)
		Highest	Lowest	Closing
		(in rupiah)
2014		3,010	2,060	2,865	24,035,761,600	98,175,853,600	288,792
2015		3,170	2,485	3,105	18,742,850,400	98,198,216,600	312,984
2016		4,570	3,045	3,980	23,017,915,300	99,062,216,600	401,184
	First quarter	3,510	3,045	3,325	5,852,647,000	98,198,216,600	335,160
	Second quarter	4,010	3,305	3,980	5,808,895,400	99,062,216,600	401,184
	Third quarter	4,570	3,950	4,310	5,821,745,500	99,062,216,600	434,448
	Fourth quarter	4,400	3,640	3,980	5,534,627,400	99,062,216,600	401,184
2017		4,840	3,780	4,440	21,225,443,500	99,062,216,600	447,552
	First quarter	4,190	3,780	4,130	4,560,626,200	99,062,216,600	416,304
	Second quarter	4,670	4,010	4,520	4,954,694,500	99,062,216,600	455,616
	Third quarter	4,840	4,500	4,680	4,320,051,800	99,062,216,600	471,744
	Fourth quarter	4,710	3,910	4,440	7,390,071,000	99,062,216,600	447,552
2018		4,460	3,250	3,750	24,436,003,500	99,062,216,600	371,483
	First quarter	4,460	3,520	3,600	6,414,771,900	99,062,216,600	362,880
	Second quarter	3,890	3,250	3,750	6,052,816,300	99,062,216,600	378,000
	Third quarter	4,110	3,250	3,640	6,605,907,500	99,062,216,600	360,586
	Fourth quarter	4,110	3,460	3,750	5,362,507,800	99,062,216,600	371,483
	September	3,670	3,250	3,640	1,766,607,400	99,062,216,600	360,586
	October	3,910	3,460	3,850	1,995,151,900	99,062,216,600	381,390
	November	4,110	3,680	3,680	1,810,267,200	99,062,216,600	364,549
	December	3,840	3,610	3,750	1,557,088,700	99,062,216,600	371,483

Telkom's stock price on the last trading day which was December 28, 2018 for the IDX closed at Rp3,750. At that price, Telkom's market capitalization reached Rp371.5 trillion or 5.3% of the total capitalization of the Indonesia Stock Exchange (IDX).

TELKOM’S AMERICAN DEPOSITORY SHARES (ADS) INFORMATION AT THE NYSE

On the last trading day  of the NYSE for 2018, which was December 31, the closing for 1 Telkom ADS was US$26.21. The following is the report on the highest, lowest, closing and trading volume of Telkom’s ADS which were listed on the New York Stock Exchange (NYSE ) for the period stated:

Calendar Year		Price Per ADS			Volume (ADS)
		Highest	Lowest	Closing
		(in US$)
2014		24.38	16.95	22.62	104,501,896
2015		23.54	17.05	22.20	87,438,232
2016		34.65	21.22	29.16	110,532,172
2017		36.19	28.10	32.22	76,122,383
	First quarter	31.34	28.10	31.17	23,813,869
	Second quarter	34.45	30.26	33.67	16,694,062
	Third quarter	36.19	33.50	34.30	14,436,754
	Fourth quarter	34.55	29.15	32.22	21,177,698
2018		32.51	21.75	26.21	98,313,215
	First quarter	32.51	25.96	26.42	23,643,043
	Second quarter	28.31	23.66	26.01	33,909,842
	Third quarter	28.41	21.75	24.48	22,674,248
	Fourth quarter	27.70	23.11	26.21	18,086,082
	September	24.65	21.75	24.48	5,432,992
	October	25.71	23.11	25.20	5,616,490
	November	27.70	25.43	25.90	4,416,682
	December	27.11	24.74	26.21	8,052,910

Effective October 26, 2016, Telkom changed the Depositary Receipt (DR) from 1 Depositary Shares (DS) representing 200 shares to 1 DS represents 100 shares. The presentation on the table above has accommodated the ratio change.

CORPORATE ACTION INFORMATION REGARDING STOCKS

Based on the resolution of the AGMS dated April 27, 2018, Telkom’s shareholders approved the transfer of the treasury shares totaling 1,737,779,800 shares at a cost of Rp2,541 billion which was provided by reducing the issued and fully paid capital from 100,799,966,400 shares to 99,062,216,600 shares.

BONDS, SUKUK OR CONVERTIBLE BONDS AND MEDIUM TERM NOTES (MTN) INFORMATION

Bonds	Principal (Rp million)	Issuance Date	Maturity Date	Term (Year)	Interest Rate per Annum (%)	Underwriter	Trustee	Rating (Pefindo)
Telkom Bond II 2010 serie B	1,995,000	June 25, 2010	July 6, 2020	10	10.20	PT Bahana Sekuritas: PT Danareksa Sekuritas; PT Mandiri Sekuritas	PT Bank Tabungan Negara (Persero) Tbk	idAAA
Telkom Shelf Registered Bond I 2015 serie A	2,200,000	June 23, 2015	June 23, 2022	7	9.93	PT Bahana Sekuritas: PT Danareksa Sekuritas; PT Mandiri Sekuritas: PT Trimegah Sekuritas Tbk	PT Bank Permata Tbk	idAAA
Telkom Shelf Registered Bond I 2015 serie B	2,100,000	June 23, 2015	June 23, 2025	10	10.25
Telkom Shelf Registered Bond I 2015 serie C	1,200,000	June 23, 2015	June 23, 2030	15	10.60
Telkom Shelf Registered Bond I 2015 serie D	1,500,000	June 23, 2015	June 23, 2045	30	11.00

Medium Term Notes	Currency Principal (Rp million)	Issuance Date	Maturity Date	Term (Year)	Interest Rate per Annum (%) / Annual Return Payment (Rp million)	Arranger	Monitoring Agent	Rating (Pefindo)
MTN I Telkom Year 2018 seri A	262,000	September 4, 2018	September 14, 2019	1	7.25%	PT Bahana Sekuritas, PT BNI Sekuritas, PT CGS-CIMB Sekuritas Indonesia, PT Danareksa Sekuritas and PT Mandiri Sekuritas	PT Bank Tabungan Negara (Persero) Tbk	idAAA
MTN I Telkom Year 2018 Series B	200,000	September 4, 2018	September 4, 2020	2	8.00%
MTN I Telkom Year 2018 Series C	296,000	September 4, 2018	September 4, 2021	3	8.35%
MTN Syariah Ijarah I Telkom Year 2018 Series A	264,000	September 4, 2018	September 14, 2019	1	Rp19,000	PT Bahana Sekuritas, PT BNI Sekuritas, PT CGS-CIMB Sekuritas Indonesia, PT Danareksa Sekuritas and PT Mandiri Sekuritas	PT Bank Tabungan Negara (Persero) Tbk	idAAA Sy
MTN Syariah Ijarah I Telkom Year 2018 Series B	296,000	September 4, 2018	September 4, 2020	2	Rp24,000
MTN Syariah Ijarah I Telkom Year 2018 Series C	182,000	September 4, 2018	September 4, 2021	3	Rp15,000

REPORT OF THE BOARD OF COMMISSIONERS AND DIRECTORS

20	Report of the Board of Commissioners
24	Report of the Board of Directors
32	Statement Letter of Responsibility for 2018 Annual Report

REPORT OF THE BOARD OF COMMISSIONERS

GENERAL OVERVIEW OF THE MACROECONOMY AND INDUSTRY

Amidst many challenges in the global economy, stemming from the trade war between the United States and China as well as the economic slowdown in several regions, the Indonesian economy was still able to record fairly good growth of 5.17%, better than 5.07% in the previous year. The government also managed to keep inflation under control at 3.13%, which maintained consumer purchasing power. This relatively good economic growth rate was driven by strong household, corporate and government spending, which was catalyzed among others by massive infrastructure development in various fields. The right balance of fiscal and monetary policies, as well as various economic stimulus packages over the past few years, also supported the achievement of the decent economic growth.

The telecommunications industry in Indonesia, in particular cellular, also faced heavy pressure from the continuous decline in the legacy business, namely voice and SMS services, which is happening in all over the world as smartphone adoption continues to change people's communication patterns. In addition, the Government also enacted a prepaid SIM card registration program from October 2017 to April 2018 which had a short term impact on the increasingly fierce industrial competition, though in the long term it will deliver large benefits, not only for operators and the cellular industry, but also for the country and society as a whole.

SUPERVISION AND ASSESSMENT OF THE PERFORMANCE OF THE BOARD OF DIRECTORS DURING 2018

The Board of Commissioners supervised the performance of the Board of Directors, to ensure that the steps and strategies taken were aligned with the vision, mission, strategic objectives and pre-determined work programs.

Overall, we assess that throughout 2018, the Board of Directors discharged its duties, functions and roles well, in the midst of a challenging industry situation, especially with regard to cellular. The Board of Directors demonstrated good ability and capability in establishing and executing strategies with regard to both operational and financial aspects, setting priorities and adjusting strategies in accordance with the characteristics of the very dynamic telecommunications industry.

The success of the operational aspect was demonstrated by the excellent results achieved by the prepaid SIM card registration program that our subsidiary, Telkomsel, carried out.  The number of IndiHome fixed broadband subscribers increased by 72.2% to 5.1 million by the end of 2018. In addition, the Company’s network infrastructure was continuously strengthened to provide the best digital experience for customers. During 2018, more than 28,000 new 4G LTE BTS were built, the Indonesia Global Gateway (IGG) submarine cable system was completed, and the Merah Putih Satellite was launched. These achievements were critical, in maintaining the momentum of new growth sources that have great future potential.

With regards to the financial aspect, the Board of Directors successfully encouraged our subsidiary, Telkomsel, to execute their strategies well, and so revenue from Telkomsel decreased by only  4.3%, better than the 7.4% decline experienced by the industry as reflected by the revenue of the 3 main cellular operators in Indonesia. On the other hand, the Board of Directors was able to maintain excellent growth performance in the fixed line business, thus ensuring that the Company's consolidated revenue continued to record positive growth amounting to 2%. Although EBITDA and Net Profit, which amounted to Rp59.2 trillion and Rp18.0 trillion respectively, decreased compared to last year's achievement, the Company performed better than other telecommunications operators. This demonstrates that the Board of Directors was able to change its strategy and take the necessary initiatives in response to unfavorable situations.

Apart from these operational and financial achievements, the Board of Commissioners assesses that the Board of Directors has systematically carried out various initiatives in order to improve the Company’s digital capabilities, towards achieve the Company's strategic objective to become a digital telco company. These initiatives include strengthening the fiber optic network infrastructure with regard to both backbone and access, strengthening the organization which has transformed into customer based segments Customer Facing Units (CFU) so as to be more agile and responsive in serving customers, as well as fostering a culture of innovation and conducting inorganic activities to further strengthen the Company's digital capabilities.

The Board of Commissioners appreciates the strong performance of the Board of Directors throughout 2018. We continuously support efforts to support Telkom’s continued growth in the midst of challenging conditions towards becoming more resilient and providing the best experience for customers.

In 2018, the Board of Commissioners established several new policies to strengthen its oversight role in order to ensure that the Company is able to continue expanding, but in a prudent manner based on the principle of prudence to protect and safeguard the interests of Shareholders.

OPINION ON BUSINESS PROSPECTS

In general, the Board of Commissioners is of the view that the Company still has good business prospects, with many opportunities that will enable the Company to continue to grow in the future. Equipped with the largest fiber optic infrastructure network and a variety of supporting facilities, the Company is in a leading position to provide the data connectivity services and content that have become an essential need in society, for which demand continues to increase. In addition, we are also strongly positioned to service the trend of business processes digitalization among both large and small enterprises as they strive to increase efficiency or grow their businesses.

In the Mobile segment, digital business services, including digital service & solutions, will be the main drivers of growth in line with expanding smartphone usage. In addition, we hope that the cellular industry will fare better in 2019, in line with the successful prepaid SIM card registration program which will encourage healthier competition.

In the Consumer segment, IndiHome is expected to be the main driver of growth as demand for high-quality fixed broadband services is still very high and growth opportunities are still wide open, given the relatively low penetration of fixed broadband services in Indonesia at around 12%.

In the Enterprise segment, there is a rising trend among corporations, government institutions, and Small And Medium Business  (SMB) of adopting integrated ICT solution services in order to increase efficiency, which will provide opportunities for the Company to keep growing this segment.

Meanwhile in the Wholesale & International Business segment, the Company's success in completing the Indonesia Global Gateway (IGG) marine cable strategic project that connects the SEA-ME-WE5 submarine cable with the SEA-US submarine cable system, as well as the successful launch of the Merah Putih satellite, will create larger business opportunities for the Company.

Besides organic growth, the Board of Commissioners also supported the Board of Directors in actively exploring inorganic initiatives that can deliver added value and create synergies for the Company.

ASSESSMENT OF THE PERFORMANCE OF COMMITTEES UNDER THE BOARD OF COMMISSIONERS

In carrying out its supervisory function, the Board of Commissioners is assisted by 3 (three) committees, namely the Audit Committee, Nomination and Remuneration Committee (KNR) and the Planning and Risk Evaluation and Monitoring Committee (KEMPR). Throughout 2018, the Board of Commissioners assessed that these three

Committees had worked well in providing recommendations to the Board of Commissioners, so that the supervision mechanisms for the Board of Directors could run well.

During 2018, the Nomination and Remuneration Committee (KNR) held 44 meetings and produced various important recommendations regarding changes and remuneration of the Telkom Board of Directors. Meanwhile, the Audit Committee (KA) conducted 26 meetings in 2018, with its main activities consisting among others of supervising Integrated Audits for the 2018 fiscal year, as well as the plans and implementation of the Internal Audit Unit work programs. The Audit Committee also monitored the audit process of the Partnership and Community Development Program (PKBL) carried out by the Community Development Center (CDC) unit for the 2018 fiscal year. In addition, the Audit Committee carried out its responsibilities to review complaints received through the Whistleblowing System (WBS).

The Planning and Risk Evaluation and Monitoring Committee (KEMPR) held 10 committee meetings, 15 technical meetings to evaluate the Company's 2018-2022 Long Term Plan (RJPP) and compile the 2019-2023 RJPP as well as evaluate any actions of the Board of Directors that require approval from the Board of Commissioners. In addition, the KEMPR assisted the Board of Commissioners in reviewing the Board of Directors' strategic plans throughout 2018. KEMPR also monitored the Company's Work Plan and Budget (RAKP) and capital expenditure in 2018 and prepared the RAKP for 2019. In terms of risk management, KEMPR has supervised Telkom's risk management activities including the aspects of risk mitigation, risk control effectiveness, and risk management monitoring.

We encourage all members of the Committees to continuously improve their abilities and broaden their horizons in the telecommunications industry and finance, so that they can better assist the Board of Commissioners in carrying out its supervisory function of the Board of Directors.

APPLICATION OF SUPERIOR CORPORATE GOVERNANCE IN TELKOM

We uphold the values of good corporate governance (GCG), and view the implementation of best practices as critical to supporting the achievement of long-term, sustainable performance for the Company. Therefore, this aspect is one of the areas that the Board of Commissioners focuses on supervising.

Best practices in risk management are greatly needed in order to be able to identify potential risks that may arise. The Board of Commissioners always plays an active role in monitoring and giving suggestions on the risks faced by the Company. The Board of Commissioners judges that throughout 2018 the Board of Directors has implemented GCG practices effectively and consistently with high standards, by upholding the values of transparency, accountability, responsibility, independence and fairness.

It is also our assessment that the implementation and management of Whistleblowing Systems (WBS) in Telkom are running well. The WBS plays a role in helping us supervise potential fraud and policy irregularities as well as violations of internal regulations, including in subsidiaries. The Board of Commissioners actively monitors and makes policy decisions in the cases reported through the WBS.

During 2018, we received 24 complaints of which 5 complaints were assessed as being worthy of further investigation.

CHANGES IN THE COMPOSITION OF THE BOARD OF COMMISSIONERS

In 2018, there was a change in the composition of the Company's Board of Commissioners. The 2017 Annual GMS resolved to honourably discharge Mr. Hadiyanto, and confirmed the dismissal of Mrs. Devi W Suradji who, since December 22, 2017, is no longer serving as a Commissioner of the Company after being appointed to the PT Angkasa Pura 1 Board of Directors. Besides that, Mr. Dolfie Othniel Fredric Palit is no longer serving as a Commissioner after being appointed as a permanent legislative candidate on September 20, 2018.

The following is the composition of the Company's Board of Commissioners as of December 31, 2018:

Hendri Saparini	: President Commissioner
Rinaldi Firmansyah	: Commissioner
Edwin Hidayat Abdullah	: Commissioner
Isa Rachmatarwata	: Commissioner
Margiyono Darsasumarja	: Independent Commissioner
Pamijati Pamela Johanna Waluyo	: Independent Commissioner
Cahyana Ahmadjayadi	: Independent Commissioner

APPRECIATION TO STAKEHOLDERS AND CLOSING

In closing, the Board of Commissioners conveys its highest gratitude and appreciation to the Board of Directors, management and all employees for their support and cooperation during 2018. Hopefully the cooperation and synergy that has been established can be continuously improved so as to achieve better performance in future.

We also express the same gratitude and appreciation to all shareholders, customers, business partners, and other stakeholders for the support given to Telkom throughout 2018.

We hope that the collaboration and synergy with all stakeholders can be sustained in the future, so that Telkom can continuously improve its performance in the future.

Jakarta, April 30, 2019

/s/Hendri Saparini

Hendri Saparini

President Commissioner

 REPORT OF THE BOARD OF DIRECTORS

“Stronger for Your Digital Experience.”

The increasingly concrete influence of the digital era has been marked by the emergence of many innovations that are aimed at producing a variety of quality digital solutions for society, accompanied by best customer experience for users. These conditions have driven rising digital adoption across all customer segments when carrying out their activities, resulting in the irrelevance and abandonment of the legacy services that are the main source of income for telecommunication operators. This is a serious threat but at the same time, also poses an opportunity for telecommunication operators to accelerate their transformation into becoming Digital Telecommunication Companies by focusing on providing high-speed connectivity and digital services.

In response, Telkom has continued to strengthen its digital capabilities with regard to its services, infrastructure and digital customer experience. In terms of services, Telkom is strengthening and developing digital services in accordance with customer demand, while also increasing business competitiveness. Telkom fully understands that customers, especially in the Mobile and Consumer segments, need a variety of quality digital services so that they can carry out various activities easily, comfortably and pleasantly. As for the Enterprise segment, Telkom provides various services to digitize their business processes so that they can be more efficient, more competitive and create high value. To support these services, Telkom continues to strengthen its digital infrastructure which includes broadband backbone networks, fiberoptic-based access networks, launching the Merah Putih satellite, expanding 4G LTE cellular networks in urban and rural areas, increasing IT capability and capacity from front-end to back-end, and developing various platforms and applications as enablers of digital solutions and services. As for customers’ digital experience, Telkom continues to develop digital touch points, personalize services through the utilization of customer insights and analytical data, and simplify processes to provide the best digital experience for all customers.

We believe that our actions and achievements throughout 2018, which we will describe in further detail, have strengthened Telkom's capability as a Digital Telecommunication Company to meet customer demand and provide the best digital experience.

COMPANY PERFORMANCE IN 2018

In 2018, the Company recorded consolidated revenue for 2018 amounting to Rp130.8 trillion with positive growth of 2.0%, lower than revenue growth in 2017. This was mainly due to a 21.1% decline in the legacy business. However, the Company's digital business revenues, which include broadband connectivity and digital services, grew significantly by 23.1%. With these results, the contribution of digital business in 2018 increased to 63.0% from 52.1% in 2017. This encouraging digital business revenue growth enabled the Company to compensate on a consolidated basis for the decline in legacy business revenue during 2018. These achievements also show that the Company is on the right track to become a Digital Telecommunication Company, one that is strongly committed to continuously strengthening its digital business capabilities to serve customers’ various digital service needs.

In 2018, the Company’s Earnings before Interest, Tax, Depreciation and Amortization (EBITDA) decreased by 8.4% to Rp59.2 trillion, which was due among others to a 12.5% increase in operating expenses to Rp71.6 trillion, in line with investment in both mobile and fixed line broadband infrastructure development. Infrastructure development, especially broadband infrastructure, is very important in order for the Company to effectively anticipate the decline of the legacy business while accelerating higher contribution from the digital business and ensuring best digital customer experience.

In line with the decline in EBITDA, the Company's Net Profit for 2018 fell by 18.6% to Rp18.0 trillion, or by 13.7% if excluding the positive impact of asset revaluation on Net Profit in 2017.

In the Mobile segment, the 3 (three) main operators experienced an increasingly drastic decline in the legacy business of around 21%. On the other hand, mobile data services saw fierce competition which was triggered by intense price wars during the prepaid SIM card registration period. Both these factors caused the total revenue of the 3 (three) major operators to decrease by 7.4%. Telkomsel has taken the initiative to prevent industrial conditions from becoming increasingly unhealthy by encouraging reasonable and affordable pricing of mobile broadband data packages, in order to provide optimal value for both operators and customers. In addition, Telkomsel also made efforts to push back against the decline of the legacy business caused by OTT services, including by offering voice packages and SMS package programs. As a result of these efforts, Telkomsel managed to hold its revenue decline to only 4.3%, better than the 7.4% decline in the total income of the 3 (three) main operators.

The prepaid SIM card registration program limits the number of prepaid SIM cards for each customer and so that by the end of 2018, the number of Telkomsel customers had decreased by 17% to 163.0 million customers. In the short term this prepaid SIM card registration program has had a negative impact on the cellular industry, but we believe that in the long term this program will greatly benefit the country, the telecommunications industry and customers. This program will assist the government in supporting national security by providing more complete and better validated citizen identity data. As for the telecommunications industry, in particular cellular, it is hoped that this will encourage healthier and more efficient competition as it focuses on sales of refill packages rather than the sale of starter cards. In addition, by knowing its customer profiles more accurately, operators can more creatively offer the right service packages  in accordance with customer profiles and needs.

To improve its digital capabilities, besides developing digital services such as music, games, video and financial technology, Telkomsel also continueds to strengthen its broadband infrastructure by building 28,376 new BTS all of which were based on 4G LTE technology, so that by the end of 2018 4G LTE coveraged reached more than 90% of the population. As a result, data traffic grew sharply by 101.7% to 4.3PetaBytes and Average Revenue Per User (ARPU) for mobile data services increased by 15.9%.

The Enterprise segment which includes large corporate customers, Small and Medium Businesses (SMBs) and government institutions, provides end-to-end ICT solutions that include connectivity, IT services, data centers & cloud, business process outsourcing, digital solutions and other support services. In 2018, the Enterprise segment recorded revenue growth of 10.1% to Rp21.1 trillion. The main driver of revenue growth was IT Services, which grew by 48.2%, in line with growing customer demand in the Enterprise segment to digitize their business processes so that corporate customers become more competitive and SMBs can develop furthur, while government institutions at both central and regional can improve their public services.

In the Consumer segment, IndiHome, which is an integrated fiber-optic network service package that includes home telephone services, high-speed internet, and interactive television services with IPTV technology, recorded excellent performance. The number of IndiHome customers grew by 72.2% to 5.1 million customers at the end of 2018 from 2.96 million customers at the end of 2017. This achievement further strengthened IndiHome as the market leader in fixed broadband business in Indonesia, with a market share of around 80%. As a result, IndiHome recorded revenue growth of 66.9% and contributed 82.9% to the Consumer segment, up from 62.2% in the previous year, which in turn drove Consumer segment revenue to increase by 25.1% to Rp13.9 trillion.

The Wholesale and International Business segment, which includes telecommunications operators, internet service providers and both domestic and global digital players, provides a variety of services consisting of carrier services, telecommunications tower services and managed telecommunications services. This segment recorded revenues of Rp10.1 trillion with a growth of 35.6%, up from Rp7.4 trillion in 2017. The contribution of the digital business tp this segment increased to 57% in 2018 from 53% in 2017.

Total capital expenditure in 2018 amounted to Rp 33.6 trillion or 25.7% of revenue. Capital expenditure is mainly used to expand digital capabilities by continuing to build broadband infrastructure including 4G LTE BTS, fiber optic access networks to homes, submarine and terrestrial fiber optic backbone networks, the Merah Putih Satellite and

Data Center & Cloud. At the end of 2018, Telkom had a total of 189,081 BTS units including 138,771 3G and 4G units, and a 161,652 km-long fiber optic backbone network.

In 2018, we built fiber optic backbone networks to connect 13 district capitals and capital cities, so that as of the end of 2018, Telkom had successfully connected a  total of 458 district capitals with the fiber optic backbone network, which is expected to increase broadband access and stimulate ICT services in all areas of Indonesia. Meanwhile, with the launch of the Merah Putih Satellite in August 2018, Telkom operates 3 satellites with a total capacity of 133 transponder equivalent (TPE) to meet demand for transmission from various customers in the banking, media electronics, transportation and mining sectors, especially in areas with no fiber optic coverage.  We have carried out this continuous investment in order to strengthen the Company's capability in accelerating the growth of the digital business and providing the best digital experience for customers.

STRATEGIC WORK PROGRAM

In 2018 the Company established 3 (three) strategic programs, namely: first, Delivering Best Customer Experience; second, Expanding Digital Business; and third, Intensifying Smart Inorganic Initiatives.

Delivering Best Customer Experience

In the midst of the intense competition in the telecommunications industry, delivering best customer experience is a non-negotiable requirement. The ability to deliver best customer experience, such as understanding customer needs early on and providing services that exceed customer expectations, will enhance customer engagement and open up new business opportunities. To that end, the Company continuously strives to deliver incredible digital experience in every customer journey. The Company provides digital touch points that facilitate interaction, buy products and services, and support various other facilities from submitting complaints and service upgrades to make payments. For each customer journey, the Company measures the customer experience using the Net Promoter Score (NPS) as a global standard. The NPS information is then used to improve customer experience when using services and improve the quality of products and services.

Simultaneously, the Company also intensively applies analytical data to develop unique products and services that are aligned with customer needs, and strengthen business processes towards demand fulfillment and resolving customer complaints. We have also developed a new Customer Relationship Management (CRM) application, which we call New Customer Experience (NCX), which enables Telkom to obtain and integrate information such as historical data and customer preferences to deliver best customer experience.

On the internal side, Telkom continues to strengthen customer segment based organizations or Customer Facing Units (CFU) as its go-to-market strategy to ensure engagement with customers. Agile organization and work patterns continue to be developed in order to increase work efficiency and effectiveness and accommodate the spirit of innovation and collaboration as part of the digital culture to ensure best digital customer experience as an important focus of the Company.

Expanding Digital Business

In the midst of the continuously declining legacy business, the Company's strategy is to strengthen and enhance its digital business, including the digital connectivity and services that are increasingly needed by customers. Therefore, the Company continues to expand and accelerate its digital business by strengthening its digital capabilities. Various initiatives have been carried out to accelerate the growth of digital business, in line with the expansion of backbone network infrastructure and broadband network access throughout Indonesia.

In the Mobile segment, Telkom has developed digital advertising, mobile banking, internet of things (IoT) and mobile financial services, in addition to digital lifestyle services that focus on providing cellular technology-based entertainment experiences such as music, video streaming, games, and other value added services (VAS) mobile service platforms. In the Enterprise segment, we provide end to end digital solutions for corporate customers, Small and Medium Business (SMB) and government institutions including connectivity, IT Service, data center & cloud, business process outsourcing, digital solutions and other support services. In the Consumer segment, IndiHome has been further enriched through more high-speed package package choices, more of TV / Video channels, games, a variety of attractive minipack choices, and the monetization of digital inventory for digital advertising. Subsequently in the Wholesale and International Business segment, we provide digital connectivity including data centers for service providers and digital players, both domestically and globally. In addition, we have also developed a variety of other digital services such as e-commerce and digital lifestyle that can be used by all other customer segments.

Intensifying Smart Inorganic Initiatives

Inorganic activities are an important part of strengthening the Company’s digital capabilities. Inorganic strategies are carried out both through acquisitions and through collaborations or partnership with other parties who have superior digital capabilities. Inorganic initiatives aim to create added value by enhancing digital capabilities, strengthening the digital service ecosystem and other businesses that can deliver value synergies in the group.

In January 2018, through its subsidiary PT Metranet, the Company acquired 30.4% of Cellum Global Zrt's shares, in order to improve digital capabilities, especially in the digital payment field. The presence of Cellum Global Zrt is expected to strengthen the back-end of the Company's digital payment platform.

In April 2018, through its subsidiary PT Multimedia Nusantara, the Company acquired a 51% stake in PT Swadharma Sarana Informatika, which engages in the business of managed service for ATMs. Subsequently in December 2018, through its subsidiary PT Sigma Cipta Caraka, the Company acquired 70% of the shares of PT Collega Inti Pratama which provides ICT solutions for banks and financial institutions. These two acquisitions are expected to strengthen the Company's digital payment businesses ecosystem and improve its ICT competencies in the banking and insurance financial sector.

In September 2018, the Company through its subsidiary PT Metranet collaborated with Oona, a digital company based in Hong Kong, to launch a advertising-based mobile video streaming service which is expected to strengthen the Company’s video service capabilities.

BUILDING A DIGITAL CULTURE

As part of the company's transformation, the Company has developed its human resources with a digital culture that refers to The Telkom Way as belief system which contains the Philosophy to Be the Best, Principles To Be the Star and Practices To Be The Winner.

In order to build a digital culture, Telkom has made fundamental changes regarding its organization and work culture. The functional, hierarchical organization was transformed to become flat and flexible. In this organization, new working models and methods have been implemented that differ from the previous work methods, which resembled a supply chain and was therefore less responsive to rapid change. The new work model and method has been implemented in the form of "tribe" and "squad" organizations, which are cross-functional and cross-expertise teams that work together using agile methods to develop products by involving users in every product development decision. With this new model and way of working, every innovation and change needed to meet users’ needs can be quickly carried out. This startup model and work method is relevant to building digital products, which are highly uncertain. However, this change also requires the Company to provide digital talents with superb abilities in developing digital digital product innovations.

The Company provides the Digital Amoeba Program and the Indigo Program to accommodate digital product innovation activities as well as talent development. Digital Amoeba is an employee innovation program, while the Indigo Program is an innovation development program that involves innovators from outside the company and also comprises Telkom's contribution to developing Indonesian digital startups and talents. In the Digital Amoeba Program, every employee is encouraged to contribute his or her best ideas for digitalization and digital product development. Every employee whose idea is chosen is given the opportunity to realize it using the best innovation methods, namely design sprint, lean and agile methodology and growth hack cability to accelerate the innovation process. Equipped as such, employees are selected to work collaboratively in squads and tribes. To support the development of digital talent or digital startup outside the Company, Telkom holds Indigo Programs twice a year in order to give opportunities for talent to convey their best digital ideas. The Company provides opportunities to selected talents and startups, and supports them in realizing their ideas. The startups will also be directed to collaborate with the related Digital Amoeba tribes to accelerating innovation.

Telkom has implemented a digital culture through the Digital Workstyle and Open Space concepts. Digital Workstyle refers to new working methods that are paperless, wireless, seamless and riskless while Open Spaces stand are associated with unassigned desks, collaborative spaces and warm ambience so as to increase work effectiveness and efficiency while maintaining worklife integration. The digital work environment is also equipped with tools to support more agile work methods, among them Diarium which is a human capital administrative process platform, Esperantum as a work collaboration platform, and Cognitium which supports the employee competency development.

ASSET LEVERAGE PROGRAM

Telkom’s digital transformation, among others through the modernization of production device technology, has reduced the need for space, and therefore Telkom has implemented the Asset Leverage Program to optimalize the unused space. The Asset Leverage program focuses on increasing cost efficiency and increasing additional contributions to the Company's revenue. These assets were utilized among others for Tier-2 data centers, as office space for subsidiaries that were renting from third parties, and commercial collaborations, whether with subsidiaries or other entities. The increase in efficiency is evident in the utilization from 2016 until the end of 2018 of 113,885m2 in property assets by various TelkomGroup entities which had previously leased from third parties. In 2018, Company succeeded in recording revenues of Rp324 billion from commercial utilization of these assets with other parties.

IMPLEMENTATION OF IFRS 9 AND IFRS 15

Telkom, as the only company in Indonesia listed on the New York Stock Exchange, has fully applied International Financial Reporting Standards (IFRS) accounting standards since 2011. In line with developments in accounting standards, the Company has fully implemented IFRS 9 and IFRS 15 IFRS to its financial statements for the 2018 Fiscal Year by developing and strengthening its IT Systems and improvingits business processes in accordance with the Sarbane Oxley Act. At present the Company is also preparing for the application of IFRS 16 which goes into effect starting in the 2019 Fiscal Year.

SOCIAL AND ENVIRONMENTAL RESPONSIBILITIES AS WELL ASPARTNERSHIP AND COMMUNITY DEVELOPMENT PROGRAMS

As an entity that is inseparable from society, we always strive to realize social responsibility towards society and the environment. "Telkom Indonesia for Indonesia" as the theme of implementing social responsibility The Company has 3 (three) pillars covering the Digital Environment, namely the provision of digital facilities to support and connect various community activities, Digital Society to empower communities through education on using digital services to facilitate everyday activities, and the Digital Economy, which offers support for micro, small and medium enterprises. especially in the creative industry, in the form of training to "go digital", " go online", “go global” and organize exhibitions of SME products.

As a State-Owned Enterprise (BUMN), the Company also conducts the Partnership and Community Development Program (PKBL) in the form of programs to improve the welfare and social life of the community and is guided by the Regulation of the Minister of SOEs of the Republic of Indonesia. Since 2018, the Partnership Program has channeled funds amounting to Rp279.98 billion to 7,498 Development Partners in the industrial, trade, agriculture, livestock, plantation, fisheries and services sectors as well as other sector. Meanwhile, the Community Development Program realized IDR 105.88 billion covering 7 fields, namely natural disaster assistance to victims, educational assistance, health improvement assistance, infrastructure development facilities, assistance for religious facilities, assistance for nature conservation, and communitysocial assistance to eradicate poverty.

DEVELOPMENT OF CORPORATE GOVERNANCE IMPLEMENTATION

The implementation of good corporate governance (GCG) is the foundation for Telkom’s efforts to maintain stakeholder trust and develop its business. Telkom has therefore implemented sustainable risk management by carrying out the five main principles of governanceand the eight principles of corporate management in accordance with Publically Listed Companies Governance Implementation Guidance from the Financial Service Authority (FSA).

In 2018, the Indonesian Institute for Corporate Directorship (IICD) assessed 200 issuers with the largest market capitalization on the Indonesia Stock Exchange, using the Corporate Governance Scorecard from the Organization for Economic Co-operation and Development Principle. In this assessment, Telkom successfully won "The Best State Owned Enterprise" in the Big Capitalization category. This shows that Telkom has carried out good corporate governance transparently, with adequate accountability.

.

DESCRIPTION OF BUSINESS PROSPECTS

The Company believes that there are still highly promising opportunies for growth in the future. Connectivity and digital services have now become basic needs, both in small towns and rural areas. Whereas for businesses and government institutions, digital services have become an important requirement in maintaining and developing their businesses, as well as improving service to the public. With all its infrastructure and facilities, the Company is in a leading position to realize these opportunities towards ensuring sustainable growth in the future.

In the Mobile segment, there are 3 (three) focused areas on business opportunies,they are increasingthe growth potential of High Value Customers, mobile solution services for enterprise, and developing various digital services such as mobile financial services, games and videos. At present, High Value Customers contribute significantly to Telkomsel's revenues. To provide the best experience towards maintaining loyalty and simultaneously increase the number of High Value Customers, we use big data analytics to conduct profiling in order to provide a variety of quality services in line with High Value Customer needs. We also continued to develop services-as-a-solutionfor the Enterprise segment including Mobile Security, NB-IoT and other digital cellular solutions that utilize the Telkomsel myBusiness product portfolio. Meanwhile in terms ofdigitallifestyle services, we are focused on providing lifestyle experiences such as digital music, video, and games. In May 2018, we launched the MAXstream platform and became a one-stop video portal by combining OTT Video apps, linear channels and VOD content. We also offer a complete digital game ecosystem and released our first game, "Shellfire", in October 2018 under the DuniaGames brand.

The rising use of smartphones, which at the end of 2018 has reached 66% of Telkomsel customers, will drive data consumption for digital services and solutions. The average data consumption of Telkomsel's customer is around 4 Gigabytes per month, still lower than the data consumption of various operators in other countries such as Malaysia, Thailand and India where data consumption has reached more than 10 Gigabytes per month.

In the Enterprise segment, opportunities to increase business growth are still wide open. We believe that the trend of business process digitization will continue to strengthen in the corporate segment, as well for government institutions at both central and regional level. In addition, the penetration of ICT services in Small and Medium Businesses (SMBs) is still relatively low. We believe that as a provider of ICT services, our presence can support business development in the SME segment and simultaneous create market opportunities for us to grow together.

We are also actively exploring opportunities to enhance our digital capabilities through inorganic activities so as to strengthen our integrated digital services.

In the Consumer segment, the opportunity to continue to grow is still wide open. At the end of 2018, the penetration of fixed broadband services in Indonesia is still relatively low at around 12%, whereas the number of middle class households is still growing. In addition, the level of competition is also relatively low because fixed broadband service providers require relatively high capital expenditure.

In the Wholesale & International Business segment, the Company has successfully completed the construction of the Indonesia Global Gateway (IGG) submarine cable project which stretches for approximately 5,400 km, connecting the South East Asia – United States (SEA-US)submarine cable system and theSouth East Asia – Middle East – Western Europe5(SEA-ME-WE5) submarine cable system, and simultaneously integrating SEA-US and SEA-ME-WE5 with  a fiber optic domestic backbone that covers almost all of the district capitals in Indonesia, thus positioning Telkom as a Global Digital Hub offering alternate direct broadband connectivity between Europe, Asia and the Americas quickly and efficiently.  As a Global Digital Hub, the Company will also develop data centers, cloud, content and platforms that target the Carrier, Internet Service Provider, Digital Players and Enterprise segments in both the domestic and international markets.

PERFORMANCE TARGETS IN 2019

In 2019, the Company is committed to continue striving to achieve healthy growth and good profitability. Therefore, the Company has formulated 3 main programs in 2019, namely:

1.	First, Embracing Best in Class Digital Customer Experience,which is transforming best customer experience by optimizing business processes through strengthening the systems, process and people.
2.	Second, Intensifying Digital Business, namely expanding broadband connectivity and encouraging digital services and solutions to maintain market dominance, and
3.

Third, Driving Smart Initiatives on Cost Effectiveness, which is to optimize costs by emphasizing organizations, systems and business processes that are more streamlined and draw on the capabilities of the group to improve profitability.

With good execution of these programs, we believe that in 2019 the Company will be able to grow above the industry average.

CHANGES IN THE BOARD OF DIRECTORS DURING 2018

In 2018, the composition of the Board of Directors and Board of Commissioners changed. On April 20, 2018 Mr. Mas'ud Khamid, Director of Consumer Service, was appointed as Director at Pertamina. At the Annual General Meeting of Shareholders (AGMS) for 2017 Financial Year dated April 27, 2018, Ms. Siti Choiriana was appointed as Director of Consumer Service replacing Mr. Mas'ud Khamid.

With the abovementioned changes, the composition of the Board of Directors of the Company as of December 31, 2018 is therefore as follows:

Alex Janangkih Sinaga	: President Director
Harry Mozarta Zen	: Director of Finance
David Bangun	: Director of Digital and Strategic Portfolio
Dian Rachmawan	: Director of Enterprise and Business Service
Abdus Somad Arief	: Director of Wholesale and International Service
Herdy Rosadi Harman	: Director of Human Capital Management
Zulhelfi Abidin	: Director of Network and IT Solution
Siti Choiriana	: Director of Consumer Service

We express our deepest gratitude and highest appreciation to the members of the Board of Directors who have ended their term of service in the Company for all their contributions. May they be able to carry out their best mandates in their new positions. At this opportunity, on behalf of the Board of Directors, we also express our highest gratitude and appreciation to shareholders, the Board of Commissioners, loyal customers, business partners and other stakeholders, for the support provided to the Company throughout 2018.

We also express our highest appreciation to the management and all employees for their dedication and hard work in these challenging times. Going forward, we invite all management and employees to work harder and smarter to achieve better performance in the future.

Our Company performance and achievements throughout 2018 are comprehensively conveyed in this Annual Report book including the Consolidated Financial Statements and the Financial Statements for the Partnership Program and Community Development Management Center for  2018 Fiscal Year which have been audited by the Public Accounting Firm Purwantono, Sungkoro & Surja (member firm of Ernst & Young Global Limited) with an unqualified opinion for the Consolidated Financial Statements in all material respects.

Jakarta, April 30, 2019

/s/ Alex Janangkih Sinaga

Alex Janangkih Sinaga

President Director

STATEMENT OF THE MEMBER OF BOARD OF COMMISSIONERS REGARDING WITH RESPONSIBILITY FOR

PT TELKOM INDONESIA (PERSERO) TBK 2018 ANNUAL REPORT

We the undersigned hereby declare that all the information in the PT Telkom Indonesia (Persero) Tbk 2018 Annual Report has been presented in its entirety and that we assume full responsibility for the accuracy of the content of the Company’s Annual Report.

This statement is made in all truthfulness.

Jakarta, April 30, 2019

Board of Commissioners

/s/ Hendri Saparini Hendri Saparini President Commissioner

/s/ Edwin Hidayat Abdullah Edwin Hidayat Abdullah Commissioner	/s/ Rinaldi Firmansyah Rinaldi Firmansyah Commissioner	/s/ Isa Rachmatarwata Isa Rachmatarwata Commissioner
/s/ Margiyono Darsasumarja Margiyono Darsasumarja Independent Commissioner	/s/ Pamijati Pamela Johanna Waluyo Pamijati Pamela Johanna Waluyo Independent Commissioner	/s/ Cahyana Ahmadjayadi Cahyana Ahmadjayadi Independent Commissioner
/s/ Hadiyanto Hadiyanto Commissioner (served until April 27, 2018)		/s/ Dolfie Othniel Fredric Palit Dolfie Othniel Fredric Palit Independent Commissioner (served until September 20, 2018)

STATEMENT OF THE MEMBER OF DIRECTORS REGARDING WITH RESPONSIBILITY FOR

PT TELKOM INDONESIA (PERSERO) TBK 2018 ANNUAL REPORT

We the undersigned hereby declare that all the information in the PT Telkom Indonesia (Persero) Tbk 2018 Annual Report has been presented in its entirety and that we assume full responsibility for the accuracy of the content of the Company’s Annual Report.

This statement is made in all truthfulness.

Jakarta, April 30, 2019

Board of Directors

/s/ Alex Janangkih Sinaga Alex Janangkih Sinaga President Director

/s/ Harry Mozarta Zen Harry Mozarta Zen Director of Finance	/s/ David Bangun David Bangun Director of Digital & Strategic Portfolio	/s/ Dian Rachmawan Dian Rachmawan Director of Enterprise and Business Service
/s/ Abdus Somad Arief Abdus Somad Arief Director of Wholesale & International Service		/s/ Herdy Rosadi Harman Herdy Rosadi Harman Director of Human Capital Management
/s/ Zuhelfi Abidin Zulhelfi Abidin Director of Network & IT Solution		/s/ Siti Choiriana Siti Choiriana Director of Consumer Service
/s/ Mas’ud Khamid Mas’ud Khamid Director of Consumer Service (served until April 20, 2018)

ABOUT TELKOM

37	Vision, Mission, and Strategy
38	Telkom Milestone
40	Business Activities
42	Awards and Certifications
45	Telkom Organizational Structure
46	Profile of the Board of Commissioners
52	Profile of the Board of Directors
60	Telkom Employees
63	Shareholders Composition
65	Subsidiaries, Associated Companies, and Joint Ventures
70	Chronology of Stocks Registration
72	Chronology of Other Securities Registration
74	Name and Address of Institutions and/or Supporting Capital Market Profession

VISION, MISSION, AND STRATEGY

TRANSFORM AND DIGITIZE

"Be the King of Digital in the Region" is Telkom's vision with the aim of becoming one of the 10 (ten) Asia Pacific companies with the largest market capitalization in the telecommunications industry in 2020. To realize this vision, there are 3 main programs implemented during 2018, namely Delivering Best Customer Experience, Expanding Digital Business and Intensifying Smart Inorganic. Telkom transformed towards a digital telecommunication company with a paradigm of increasing customer experience, strengthening broadband and digital businesses and implementing lean operations. Increased customer experience is done by formulating experience in each customer journey to understand customer needs earlier and deliver services beyond their expectations. The increase in broadband and digital business is done by presenting reliable and high-quality broadband services, supported by innovative digital services in accordance with lifestyle developments and customer expectations. While lean operations are implemented to streamline digital processes supported by organizations and leadership that have an effective, agile and collaborative digital culture.

Telkom's mission is "Lead Indonesian Digital Innovation and Globalization", where Telkom is a pioneer of innovation in Indonesia to become a leading global player. Telkom was active in developing digital ecosystems that encourage various innovations and enhance the competitiveness of the digital industry in Indonesia.

In realizing this vision and mission, Telkom carries out a competitive growth strategy through innovation in business models, value chains and digital technology. Telkom is engaged in a TIMES portfolio focusing on the customer value of all customer segments. To realize this strategy, 10 strategic initiatives have been formulated with the acronym "Digital Now".

Defend legacy and lay digital foundation	1	D	Defend and sustain the leading mobile position
	2	I	Ignite Indonesia into a broadband nation
Grow adjacent digital portfolio	3	G	Grow Enterprise business through digital ecosystem
	4	I	Invest in smart platform and intensify digital services expansion
	5	T	Transform into a global ‘hub’ for world wide digital ecosystem
Expand internationally	6	A	Acquire capabilities & maximize value through digital and telecom A&A
	7	L	Localize technology businesses through innovation and investment
Transform operating model and realize synergies	8	N	Navigate major operating and organizational model transformation
	9	O	Optimize synergies across the TelkomGroup and SOE
	10	W	World-class people and culture

TELKOM MILESTONE

Telkom was established in 1965 when the Government separated postal and telecommunications services by dividing the Postel PN into the State Pos Giro Company (PN Pos & Giro) and the State Telecommunications Company (PN Telekomunikasi). In its journey, the company underwent several changes until in 1995, Telkom became a public company listed on Indonesia Stock Exchange (IDX) and New York Stock Exchange (NYSE).

Throughout the 2000s, along with the development of Over the Top Application (OTT) or internet-based digital applications, Telkom started its transformation journey to face digital disruption through various approaches, including changing product portfolios to build customer centric organizations and developing infrastructure networks that support digital businesses.

Furthermore, Telkom expanded its business to find new sources of growth. The current transformation and expansion shows Telkom's commitment in facing disruptive competitive growth and becoming one of the largest digital telecommunication companies in the Asia Pacific.

2018

●

On August 7, 2018, Merah Putih Satellite was launched from Cape Canaveral Air Force Station, Orlando, Florida, United States. The Merah Putih Satellite carries 60 transponders that reach Southeast Asia and South Asia.

●	Inauguration of The Telkom Hub in November 2018, as the Center of Excellent and Source of Inspiration to Build Digital Indonesia.
●

In December 2018, Telkom completed the construction of the Indonesia Global Gateway (IGG) submarine cable, which connects two major submarine cable systems, namely South East Asia-Middle East-Western Europe 5 (SEA-ME-WE 5) and Southeast Asia-United States (SEA-US) Submarine Cable Systems. IGG is also planned to connect 12 major cities in Indonesia among others between Batam, Jakarta, Surabaya and Manado.

●	The number of IndiHome customers has reached 5.1 million subscribers as of December 31, 2018.

2017

●	The Telkom 3S satellite was launched.
●	Completed the submarine fiber optic cable of Southeast Asia-United States (SEA-US).
●	Telkomsel obtained additional 30 MHz spectrum at 2.3 GHz frequency.

2016

Completed the contruction of the submarine cable systems Southeast Asia-Middle East-Western Europe 5 (SEA-ME-WE-5).

2015

Telkom launched IndiHome packages consisting of broadband internet, fixed wireline phone and interactive TV services.

2014

Telkom became the first operator in Indonesia to commercially launch 4G/LTE services.

2011

The reformation of our telecommunications infrastructure through the completion of the Telkom Nusantara Super Highway project, as well as the True Broadband Access project to provide internet access with a capacity of 20 Mbps to 100 Mbps to customers throughout Indonesia.

2010

Telkom completed the JaKaLaDeMa submarine fiber optic cable project.

2005

Telkom launched the Telkom‑2 satellite.

1999

Telkom launched the Telkom‑1 satellite.

1991-1995

Government Regulation No. 25 of 1991 stipulates that as a state-owned enterprise (SOE) became Persero. On May 26, 2018, Telkom build subsidiaries, Telkomsel, as a cellular operator. Telkom made its initial public offering on November 14, 1995, on the Jakarta Stock Exchange and the Surabaya Stock Exchange (which has since become an Indonesia Stock Exchange). Telkom also registered shares on the NYSE and LSE, and openly offered shares without listing on the Tokyo Stock Exchange.

1974

PN Telekomunikasi was turned into Perusahaan Umum Telekomunikasi Indonesia (Perumtel), which provided domestic and international telecommunications services, and subsequently spun-off PT Industri Telekomunikasi Indonesia, which manufactured telecommunications equipment, into an independent company.

1965

The Government separated postal and telecommunications services by dividing PN Postel into Perusahaan Negara Pos dan Giro and Perusahaan Negara Telekomunikasi (PN Telekomunikasi).

BUSINESS ACTIVITIES

BUSINESS ACTIVITIES BASED ON TELKOM’S ARTICLES OF ASSOCIATION

The last version of the Articles of Association of PT Telkom Indonesia (Persero) Tbk No.35 dated May 15, 2018, stipulates the purpose and objective of Telkom, which is to conduct business in the telecommunication network and service, informatics and optimization the utilization of Company’s resources to produce high quality goods and/or services with strong competitiveness to gain/pursue profits to increase value The Company applies the principle of Limited Company. In correlation with the purpose and objective, Telkom’s business activities include:

Main Businesses

1.

Planning, building, providing, developing, operating, marketing/selling/leasing and maintaining telecommunication and informatics networks to the widest extent in accordance with prevailing laws and regulations.

2.	Planning, developing, providing, marketing/selling and improving telecommunication and informatics services to the widest extent in accordance with prevailing laws and regulations.
3.	Investing, including equity capital, in other companies whose businesses align with, and in order to achieve, our purposes and objectives.

Supporting Businesses

1.	Providing payment transaction and money transfering services through telecommunication and informatics networks.
2.

Performing and other activities and undertaking inconnection with the optimization of resources owned which, among other things, the utilization of properties and equipments and moveable  assets, information system facilities, education and training facilities, maintenance and repair facilities.

3.

Collaborating with other parties to optimize the information, communication or technology resources owned by other parties as a service provider in the information, communication and technology industry, in order to realize purposes and objectives.

PORTFOLIO PRODUCT AND/OR SERVICE

In general, Telkom's business activities are in line with the articles of association, that is the provision of telecommunications, informatics and network services. Telkom has divided these activities into various business segments in accordance with the strategy of digital transformation and the development of the telecommunications industry. Currently, Telkom has portfolio products as follows:

Portfolio	Products and Services
Fixed	 	Fixed Voice Fixed Broadband
Mobile	  	Mobile Legacy (voice & SMS) Mobile Broadband Digital Service
Network Infrastructure	  	Satellite Tower Infrastructure and Network Management
Wholesale and International	 	Wholesale Telecommunications Services International Service
Enterprise Digital	     	Enterprise Connectivity Device and Hardware Data Center and Cloud IT Service Business Process Outsourcing (BPO) Service Professional and Advanced Service

Portfolio	Products and Services
Digital Life and Smart Platform	     	Digital Advertising Financial Service Video/TV E-Commerce Digital Life & Life Content Big Data & Smart Platform

Technological developments have caused Telkom's production equipment to no longer require large space. The smaller space of these devices results in idle assets and space that can be utilized to provide maximum benefits for the TelkomGroup. In 2018 Telkom focused and intensively initiated the leverage asset program. Telkom divides leverage asset into two categories based on cooperation partners, namely Synergy Group (Internal group customer) where this utilization is to produce cost efficiency and the Strategic & Retail Partnership (external group customer) aims to obtain revenue from idle assets, Telkom offers services such as property development, property rental, property facilities, and property management managed by a subsidiary, PT Graha Sarana Duta (Telkom Property).

AWARDS AND/OR CERTIFICATIONS

AWARDS

Month	Date	Event	Award	Institution
February	20	Top Brand Award	IndiHome received Top Brand in category of Internet Service Provider Fixed in the Top Brand Award	Frontier & “Marketing” Magazine
	23	Indonesia CSR Award II	Telkom received award in Platinum category with a score of 99.25 as a Public Company Implementing the Principles of CSR	Economic Review, Indonesia Asia Institute
	24	The 13th SRA 2017	Telkom won 1st place in the Infrastructure category	NCSR+ SWA
March	2	Indonesia Corporate Secretary & Corcomm Award 2018	With a score of 95.00, Telkom won 1st place in category of Public Listed Company and received a Platinum Award	Economic Review
	22	Best CEO Obsession Award	Alex Janangkih Sinaga as a President Director of Telkom received award as Best Achiever in CEO SOE dan Telkom as Best Achiever	Obsession Media Group
	23	Most Innovative Business Award	Telkom received award as the best company for Product Innovation and Marketing in the Telecommunications Sector	“Warta Ekonomi” Magazine
	29	PR Indonesia Award	Telkom received award in category of most popular in Media, Corporate and Marketing PR	PR Indonesia Magazine
April	12	Asia’s Best Companies 2018 - Indonesia

Telkom received award in 6 categories that is Best Managed Companies (2nd place), Best CEO (2nd place), Best CFO (2nd place), Best Investor Relation (2nd place), Best Corporate Social Responbility (2nd place) and Best Commitment to Corporate Governance (3rd place)

				Finance Asia
	25	Revolusi Mental BUMN Track Award	Telkom received several awards including Best of the Best SOE, receive Gold in category “Indonesia Melayani Terbaik” and received Silver in category “Indonesia Bersih Terbaik”	BUMN Track Magazine
		Info Bank 7th Digital Brand Awards	Telkom received 3rd place in SOE Category	Info Bank Magazine
May	3	Selular Award 2018	Telkom received award as the Best Social Contribution Program and Best Home Internet	selular.id
	4	HR Asia	Telkom received the predicate of Best Company to Work for in Asia 2018 in Business Media Internasional	HR Asia Magazine
	31	Indonesia Top 100 Most Valuable Award	Telkom received the 1st place on the Most Valuable Indonesian Brands 2018 with US$5,168 Million Brand Value & AAA Brand Rating	Brand Finance & SWA Magazine
June	1	Asia Pacific Stevie Award 2018	Telkom was crowned as the Organization of the Year by winning 56 Awards including 14 Gold, 30 Silver and 12 Bronze	Stevie International
	8	Asia Excellence Award	Telkom received award as Asia’s Best CEO, Asia’s Best CFO and Best Investor Relation Company (Indonesia)	Corporate Governance Asia
July	11	Sri Kehati Appreciation 2018	Telkom received appreciation as #20 Kehati Appreciation	SWA & Kehati
		The Special Achievement in GIS (SAG) Award Ceremony	Telkom received award as Special Achievement in GIS	ESRI User Conference
August	6	Tempo Country Contributor Award	Telkom is ranked in the Top 3 in the Infrastructure, Utility and Transportation Sector	“Tempo” Magazine
	15	Asia Pacific ICT Award	Telkom crowned as Telecom Service Provider of the Year and Telecom CEO of the Year	Frost and Sullivan
		Indonesia Original Brand Award 2018	Telkom received award as 007 Product Category SLI	Bussiness Digest and SWA

Month	Date	Event	Award	Institution
IndiHome received award in category of Product Fixed Broadband
September	4	Asia Pacific HRM Congress Awards 2018	Abdus Somad Arief as a Director of Wholesale and International Service received award as Exemplary Leader	TIMES Ascent
	25	Social Media Award	Telkom received award in category of Internet Service Provider Fixed	Marketing Magz + Media Wave
	26	9th BUMN Awards	Telkom received a Special Award as the Largest Tax Payer and a very good predicate SOE for five consecutive years	Info Bank Magazine
October	19	IPRA Golden World Awards for Excellence 2018	Music Campaign for Indonesia received the IPRA Golden World Award in category of Inhouse Social Media	International Public Relations Association
	24	Indonesia Best Brand Award	Telkom received award as Indonesia Best Brand	CMO Asia
November	13	Economic Challenges Award 2018	Telkom won Infrastructure category	Metro TV
	14	ASEAN Engineering Award	Director of Digital and Strategic Portfolio received award “Honorary Member” from the ASEAN Federation of Engineering Organisations 2018	Persatuan Insinyur Indonesia (PII)
Director of Wholesale and International Service received award “Honorary Fellow” from the ASEAN Federation of Engineering Organisations 2018

Telkom received award as ASEAN Outstanding Engineering Achievement Award 2018 for its success in completing the Merah Putih satellite project to provide high-speed Broadband and Links in reaching out of internet users in regions especially East Indonesia

Telkom received award as ASEAN Outstanding Engineering Achievement Award 2018 in providing high-speed Broadband and Links using the Under Water FO Cable System along the island of Sulawesi, Maluku, to Papua

	23	Apresiasi Indonesia Untuk BUMN

Telkom won 4 awards including Palu and Donggala Saviors: Quick Emergency Response in Telecommunication Infrastructure Recovery, SOE Disaster Rescue, Popular SOE in the Information and Telecommunications Sector and Top 5 SOE in Innovation

Warta Ekonomi
December	3	IDX Appreciation 2018	Telkom as a Public Company listed the Best Shares in the category of Market Capitalization Above Rp10 Billion	IDX, KPEI, KSEI
	6	Mobile DNA Awards 2018	IndiHome won the Gold Winner in category of Provider Internet Broadband.	Markplus INC
		Top IT & Telco Award	IndiHome received Top Fixed Internet Provider 2018	“itWorks” Magazine
	10	The 10th IICD Award 2018	Telkom received the Best SOE and Top 50 Big Capitalization Public Listed Company	IICD dan Kontan
	13	Digital Inclusion Award 2018	Telkom received award in category of Established Company	Mastel
	19	Investor Award (Tokoh Finansial Indonesia)	Telkom received appreciation as the best SOE 2018 in the Non-Financial of Telecommunications & Broadcasting Sector	“Investor” Magazine

CERTIFICATIONS

Telkom has various certifications as a form of commitment to provide the best services for customers and implement international standards. Following is the list of Telkom’s certifications and ISO:

No.	Recipient	Year	Certificate	Institution	Validity Period
1.	Telkom	2018	SNI ISO/IEC 27001:2013	TUV Rheinland	2021
		2018	ISO 9001:2015 QMS	TUV Rheinland	2021
		2018	ISO 27001:2013 ISMS	TUV Rheinland	2021
		2018	ISO 22301:2012 BCMS	TUV Rheinland	2021
		2018	ISO 20000-1:2011 ITSMS	TUV Rheinland	2021
2.	Laboratorium Penguji (Divisi Digital Service)	2016	ISO 17025:2008	Komite Akreditasi Nasional	2019
3.	Laboratorium Kalibrasi (Divisi Digital Service)	2016	ISO 17025:2008	Komite Akreditasi Nasional	2019
4.	Telkomsel	2013	ISO/IEC 27001:2013	Bureau Veritas Certification	2019
		2014	ISO 9001:2008	TUV-NORD	*)
5.	Telkom Infra	2015	ISO 9001:2008	URS International	2018
6.	TelkomMetra	2015	ISO 9001:2008	TUV Rheinland	2018
7.	Metrasat	2015	ISO 9001:2008	TUV Rheinland	2018
8.	AdMedika	2015	ISO 9001:2008	Guardian Independent Certification (GIC)	2018
		2016	ISO/IEC 27001:2013	British Standards Institution (BSI)	2019
9.	MD Media	2018	IT IL Foundation Certificate in IT Service Management	IT IL Foundation	NA
10.	Infomedia	2016	ISO 27001:2013	TUV NORD Indonesia	2019
11.	Finnet	2017	ISO/IEC 27001:2005	TUV Rheinland	2020
12.	Telkomsigma	2014	EMS ISO 14001	British Standard Institution (BSI)	2019
		2014	Oracle Platinum Partner	Oracle	2019
		2016	Health & Safety Certification	British Standards Institution (BSI)	2019
		2016	Integrated Management System Certification PAS 99:2012	British Standards Institution (BSI)	2019
		2016	ISO 27001	British Standards Institution (BSI)	2019
		2017	Payment Card Industry Data Security	TUV Rheinland	2019
		2018	ISO 27001:2013	Bureau Veritas Indonesia	2021
13.	Telin	2016	ISO 20000-1:2011	PT SGS	2019
		2018	ISO 27000-1:2013	Intertek	2019
		2018	ISO 20000-1:2011	Intertek	2021
14.	Telin Singapore	2016	Tier III Data Center Certification	Uptime Institute	2018
		2016	Tier IV Data Center Certification	Uptime Institute	2019
15.	Graha Sarana Duta	2016	ISO 9001:2015	LLOYD Register	2019
16.	Telkomsat	2016	ISO 9001:2008	TUV Rheinland Cert GmbH Am Grauen Stein – 51105 KoIn	2018
		2017	OHSAS 18001:2007	TUV Rheinland Cert GmbH Am Grauen Stein – 51105 KoIn	2020
17.	Telkom Akses	2017	ISO9001:2015	British Standards Institution (BSI)	2019
		2017	OHSAS 18001:2007	British Standards Institution (BSI)	2019
		2016	CIQS 2000:2009	TPCC	2019
18.	PINS	2018	ISO 9001:2015	URS Services Indonesia	2019
		2018	Renewal Gold Certified Partner	CISCO	*)
19.	SSI	2017	ISO 9001: 2015	Lioyd's Register LRQA	2020

Note:

*)	Update process every year.

TELKOM ORGANIZATIONAL STRUCTURE

Telkom's organizational structure as of December 31, 2018.

STRUKTUR ORGANISASI TELKOM

Struktur organisasi Telkom per tanggal 31 Desember 2018.

Direktur Utama (Alex Janangkih Sinaga)
Direktur Enterprise & Business Service (CDO) (Dian Rachmawan)
Direktur Consumer Service (CRO) (Siti Choiriana)
Direktur Wholesale & International Service (Abdus Somad Arief)
Direktur Network, IT & Solution (Zulhelfi Abidin)
Direktur Digital & Strategic Portfolio (David Bangun)
Direktur Keuangan (Harry Mozarta Zen)
Direktur Human Capital Management (Herdy Rosadi Harman)
SVP Corporate Secretary (Afriwandi)
SVP Internal Audit (Harry Suseno Hadisoebroto)
SVP Program Management Office (Ikhsan)
CORPORATE OFFICE
AVP Sekretariat Direktorat EBIS
VP Enterprise Planning Strategy (Yusron Hariyadi)
VP Enterprise Business Development (Dudy Effendi)
VP Enterprise Parenting Operation (Bagyo Nugroho)
VP Enterprise Performance Integration (Joni Heri)
AVP Sekretariat Direktorat CONS
VP Planning & Resource Mgt (Suarjaya Alit Mandala)
VP Marketing Management (Aulia E. Marinto)
OVP Consumer Fulfillment (Sujito)
OVP Consumer Assurance (Agus Winarno)
AVP Sekretariat Direktorat WINS
VP Strategy & Planing (Mohamad Ramzy)
VP Traffic Production & Solution (Tri Nugroho BW)
VP Network Infastructure Production & Solution (Bastian Sembiring)
AVP Sekretariat Direktorat NITS
VP Infrastructure Strategy & Governance (Era Kamali Nasution)
VP IT Strategy & Governance (Rizal Akbar)
VP Infrastructure & Service Performance (Admiral Dasrin)
VP Infrastructure Management (Moh. Riza Sutjipto)
AVP Sekretariat Direktorat DSP
VP Corporate Strategic Planning (Torkis Ropinda Sihombing)
SVP Portfolio & Synergy (Pramasaleh Hario Utomo)
VP Integrated Portfolio Management (Saiful Hidajat)
VP Synergy (Kukuh Pribadijanto)
EVP Strategic Investment (Setyanto Hantoro)
VP Strategic Investment Digital Telco (Yusuf Wibisono)
VP Strategic Investment ICT & Services (Bhimo Aryanto)
SVP Media & digital Business (Joddy Hernady)
VP Media & Digital Strategy & Development (Ign. Wiseto Prasetyo Agung)
VP Media & Digital Parenting & Performance (Asli Brahmana)
AVP Sekretariat Direktorat KEU
SVP Group Financial Planning Analysis & Control (Edi Witjara)
VP Financial Controller CFU Consumer, WIB & Digital Service (Irphan Wijaya)
VP Financial Controller CFU Enterprise (Devindra Kamal)
VP Corporate Finance (Siti Rakhmawati)
VP Financial Policy & Process Management (Muchamad Noor Hidayat)
VP Investor Relation (Andi Setiawan)
AVP Sekretariat Direktorat HCM
VP HC Strategic Management (Dharma Syahputra)
VP HC Development (Dwi Heriyanto B.)
VP HC Organizational Effectiveness (Danang Baskoro Dwinugroho)
VP Telkom Smart Office (Ardi Purwanto)
VP Corporate Communication (Arif Prabowo)
VP Regulatory Management (Henry Christiadi)
VP Corporate Office Support (Hardi Purwanto)
VP Legal & Compliance (Junian Sidharta)
VP Planning & Development Audit (Imam Santoso)
VP Infrastructure & Operation Audit (Purwadi Siswana)
VP Information Technology Audit (Rahadian Krishna Sundara)
VP Integrated & Financial Audit (Agus Widjajanto)
PMO Controller Team
AVP PMO Planning & Design
AVP Monitoring & Reporting
AVP Communications & Supporting
UNIT BISNIS
EVP Divisi Enterprise Service (Judi Achmadi)
EVP Divisi Business Service (Tri Gunadi)
EVP Divisi Government Service (Mohammad Salsabil)
EGM Divisi TV Video (Anak Agung Gede Mayun Wirayuda)
EVP Divisi Wholesale Service (Priyono)
EGM Divisi Service Operation (Revolin Simulsyah)
EGM Divisi Service Solution (Abdi Mulyanta Ginting)
EGM Divisi Planning & Deployment (M. Amperandus Simanjuntak)
EGM Information Technology (Alip Priyono)
EGM Divisi Digital Service
Kepala Project CX Transformation (Sri Safitri)
SGM SSO Finance Center (Fajar Wibawa)
SGM SSO Procurement & Sourcing (Wariza)
SGM Asset Management Center (Heru Kurniawan)
Project Director Proyek T-ISCM (I Ketut Dody Wirawan)
Kepala Project SSO Telkom Group (Devi Alzy)
Kepala Project IFRS (Martinus Wisnu Adji)
SGM Assesment Center Indonesia (Teuku Zilmahram)
SGM Community Development Center (Sindhu Aryanto)
SGM HC Business Partner (Djonet Hartono)
SGM Telkom Corporate University (Rina Djunita Pasaribu)
EVP Telkom Regional I (Stanislaus Susatyo)
EVP Telkom Regional II (Teuku Muda Nanta)
EVP Telkom Regional III (I Ketut Budi Utama)
EVP Telkom Regional IV (Joko Raharjo)
EVP Telkom Regional V (Suparwiyanto)
EVP Telkom Regional VI (Edwin Aristiawan)
EVP Telkom Regional VII (Aris Dwi Tjahjanto)

56 PT Telkom Indonesia (Persero) Tbk | Laporan Tahunan 2018

PT Telkom Indonesia (Persero) Tbk | Laporan Tahunan 2018 57

PROFILE OF THE BOARD OF COMMISSIONERS

MEMBER OF THE BOARD OF COMMISSIONERS AS OF DECEMBER 31, 2018

Hendri Saparini

President Commissioner

Born	: Kebumen, June 16, 1964
Age	: 54 years old
Citizenship	: Indonesian
Domicile	: Jakarta

Educations

1988	Bachelor degree in Economics from Gadjah Mada University.
1997	Master in International Development Policy from University of Tsukuba, Japan.
1999	Doctoral degree in International Political Economy from University of Tsukuba, Japan.

Basis of Appointment

Extraordinary General Meeting of Shareholder (EGMS) of Telkom on December 19, 2014.

Career Experiences

9
2016 – now	Member of National Economic and Industry Committee (KEIN).
2015 – now	Chair of the SOE policy committee.
2014 – now	Member of the OJK sharia financial services development committee.
2009 – now	Guest Lecturer at LAN, Lemhanas and various Government Institutions.
2013 – 2016	Founder and Executive Director, CORE Indonesia.

Rinaldi Firmansyah

Commissioner

Born	: Tanjung Pinang, June 10, 1960
Age	: 58 years old
Citizenship	: Indonesian
Domicile	: Jakarta

Educations

1985	Bachelor degree in engineering from Bandung Institute of Technology.
1988	Master of Business Administration from Indonesian Institute of Management Development (IPMI) Jakarta.
2014	Doctoral degree in Management from Padjadjaran University, Bandung.

Basis of Appointment

Annual General Meeting of Shareholder (AGMS) of Telkom on April 17, 2015.

Career Experiences

2016 – now	Advisory Board Member, Daestrum Capital.
2014 – now	Commissioner, PT Elnusa Tbk.
2015	Commissioner, PT Indosat Tbk.
2013 – 2016	Commissioner, PT Bluebird Tbk.
2013 – 2016	President Commissioner, PT PLN Batam.
2007 – 2012	CEO, Telkom.
2004 – 2007	CFO, Telkom.

Edwin Hidayat Abdullah

Commissioner

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Born	: Jakarta, April 28, 1971
Age	: 47 years old
Citizenship	: Indonesian
Domicile	: Jakarta

Educations

1995	Bachelor degree in Economic from Gadjah Mada University, Yogyakarta.
2005	Master of Public Management from Lee Kuan Yew School of Public Policy, NUS (in Cooperation with Kennedy School of Government, Harvard University) in Singapore and United States.

Basis of Appointment

Annual General Meeting of Shareholders (AGMS) of Telkom on April 27, 2018.

Career Experiences

2018 – now	President Commissioner, PT Icon+.
2016 – now	Deputy for Energy, Logistics, Regions and Tourism Business.
2016 – 2018	Commissioner, PT Pertamina.
2015 – 2016	Commissioner, PT Telkomsel.
2004 – 2015	Independent Commissioner, PT Bumi Serpong Damai Tbk.

Isa Rachmatarwata

Commissioner

Born	: Jombang, December 30, 1966
Age	: 52 years old
Citizenship	: Indonesian
Domicile	: Jakarta

Educations

1990	Bachelor degree in Mathematics and Natural Sciences from Bandung Institute of Technology.
1994	Master of Mathematic Actuarial Science, University of Waterloo Canada.

Basis of Appointment

Annual General Meeting of Shareholders (AGMS) of Telkom on April 27, 2018.

Career Experiences

2017 – now	Director General of State Assets Management, Ministry of Finance.
2013 – 2017	Assistant of Minister for Financial Services and Capital Market Policy and Regulation.
2013	High Official at the Fiscal Policy Agency, Ministry of Finance.
2006 – 2012	Head of Insurance Bureau, Indonesian Capital Market and Financial Institution Supervisory Agency (BPPMLK), Ministry of Finance.

Margiyono Darsasumarja

Independent Commissioner

Born	: Klaten, September 14, 1976
Age	: 42 years old
Citizenship	: Indonesian
Domicile	: Jakarta

Educations

2008	Bachelor degree in Law from University of Indonesia.
2012	Master degree in Cyber Law from the School of Law University of Leeds.

Basis of Appointment

Annual General Meeting of Shareholder (AGMS) of Telkom on April 17, 2015.

Career Experiences

2012 – 2015	Coordinator of Advocacy and Partnership for Government Reform of the Bureaucracy reform Project.
2012 – 2014	Lecturer in Law and Media Ethics, Bakrie University.
2001 – 2011	Media Development Manager at Voice of Human Rights (VHR) Media.

Cahyana Ahmadjayadi

Independent Commissioner

Born	: Garut, July 12, 1955
Age	: 63 years old
Citizenship	: Indonesian
Domicile	: Bandung

Educations

1980	Bachelor degree in industrial engineering from Bandung Institute of Technology.
2004	Master degree in Law of Technology/Business from University of Padjajaran, Bandung.
2010	Doctoral degree in Cyber Law from University of Padjajaran, Bandung.

Basis of Appointment

Annual General Meeting of Shareholder (AGMS) of Telkom on April 21, 2017.

Career Experiences

2010 – 2013	Commissioner, PT Bank Mandiri (Persero) Tbk.
2011	Expert staff, Ministry of Communication and Informatics.
2006	Founder Pengelola Nama Domain Internet Indonesia (PANDI).
2005	Director General of Telematics Application, Ministry of Communication and Informatics.
2002	Deputy for Communication & Infrormation Network, Ministry of Communication and Informatics.
1993	Head of Telkom Regional V Division, West Java.

Pamijati Pamela Johanna Waluyo

Independent Commissioner

Born	: Jakarta, June 20, 1958
Age	: 60 years old
Citizenship	: Indonesian
Domicile	: Tangerang

Education

1983	Master degree from the University of Tech. Delft, Netherlands.

Basis of Appointment

Annual General Meeting of Shareholder (AGMS) of Telkom on April 17, 2015.

Career Experiences

2014 – 2015	Director of Corporate Marketing, Obession Media Group.
2006 – 2014	Assistant Director of Sales and Marketing, Metro TV.
2000 – 2006	Corporate Public Relations, Metro TV & Media Group.

MEMBER OF THE BOARD OF COMMISSIONERS ENDED IN 2018

Hadiyanto

Commissioner

Born	: Ciamis, October 10, 1962
Age	: 56 years old
Citizenship	: Indonesian
Domicile	: Bogor

Educations

1986	Bachelor degree in Law from Padjadjaran University, Bandung.
1993	Master of Law (LLM) from Harvard University Law School, USA.
2012	Doctoral degree in Law from Padjadjaran University, Bandung.

Basis of Appointment

Annual General Meeting of Shareholder (AGMS) of Telkom on May 11, 2012.

Career Experiences

2006 – 2016	Director General of State Asset of the Ministry of Finance.
2007 – 2012	President Commissioner, PT Garuda Indonesia Tbk.
2007 – 2009	President Commissioner, PT Bank Export Indonesia.
2005 – 2006	Head of the Legal of Secretariat General of the Ministry of Finance.
2003 – 2005	Alternative Executive Director, World Bank.

Dolfie Othniel Fredric Palit

Independent Commissioner

Born	: Kijang, Kepulauan Riau, October 27, 1968
Age	: 50 years old
Citizenship	: Indonesian
Domicile	: Jakarta

Education

1995	Bachelor degree from Bandung Institute of Technology.

Basis of Appointment

Extraordinary General Meeting of Shareholder (EGMS) of Telkom on December 19, 2014.

Career Experiences

2012 – 2014	Member of Budget Committee, Indonesian House of Representative.
2009 – 2014	Member, Indonesian House of Representative.
2011	Special Committee of the Law, the Healthcare and Social Security Agency (BPJS).
2010	Member, Special Committee for the Prevention and Combating Money Laundering.
2004 – 2009	Executive Director, Strategic Consultacy Institute for Research on Policy and Regional Autonomy (REKODE).
2001 – 2003	Executive Director, Bumi Indonesia Hijau Foundation.

EDUCATION, TRAINING, SEMINAR, AND CONGRESS

To improve the competence of the members of the Board of Commissioners, Telkom provides an opportunity for members of the Board of Commissioners to attend education and training throughout 2018.

Commissioner Name	Education/Training/Seminar/Congress	Time	Place
Hendri Saparini	Mobile World Congress 2018	February 26 – March 2, 2018	Barcelona, Spanyol
	Strategic Discussion on Global Telco Industry	July 4, 2018	Jakarta, Indonesia
	Meeting with Softbank and NEC	July 17-21, 2018	Japan
	Socialization of Integrated Talent Management System (Ministry of SOE)	August 1, 2018	Jakarta, Indonesia
	EduTech Asia 2018	October 8-10, 2018	Singapore
Rinaldi Firmansyah	Mobile World Congress 2018	February 26 – March 2, 2018	Barcelona, Spanyol
	Asia Pacific Risk Symposium	June 6, 2018	Singapore
	Strategic Discussion on Global Telco Industry	July 4, 2018	Jakarta, Indonesia
	Meeting with Softbank and NEC	July 17-21, 2018	Japan
	ICT, Consumer's Integration and Industry 4.0	September 14, 2018	Singapore
	Association for Financial Professional	November 4-7, 2018	Chicago, USA
Edwin Hidayat Abdullah	Strategic Discussion on Global Telco Industry	July 4, 2018	Jakarta, Indonesia
Isa Rachmatarwata	Strategic Discussion on Global Telco Industry	July 4, 2018	Jakarta, Indonesia

Commissioner Name	Education/Training/Seminar/Congress	Time	Place
	Factory and Research Visit	September 9-11,2018	Shenzhen, China
Margiyono Darsasumarja	Bali Annual Telkom Conference (BATIC) 2018	April 3-6, 2018	Bali, Indonesia
	Asia Pacific Risk Symposium	June 6, 2018	Singapore
	Strategic Discussion on Global Telco Industry	July 4, 2018	Jakarta, Indonesia
	Factory and Research Visit	September 9-11, 2018	Shenzhen, China
	RIMS Cyber Risk Annual Conference	September 22-25, 2018	San Diego, USA
Cahyana Ahmadjayadi	Mobile World Congress 2018	February 26 – March 2, 2018	Barcelona, Spanyol
	Strategic Discussion on Global Telco Industry	July 4, 2018	Jakarta, Indonesia
	Meeting with Softbank and NEC	July 17-21, 2018	Japan
	The IRES - 506th International Conference on E-Education, E-Business, E-Management and E-Learning	December 9-10, 2018	Kyoto, Japan
Pamijati Pamela Johanna Waluyo	The discussion of knowledge update on the development of fixed broadband service in Europe	February 21-24, 2018	Athena, Greece
	Strategic Discussion on Global Telco Industry	July 4, 2018	Jakarta, Indonesia
	EduTech Asia 2018	October 8-10, 2018	Singapore

COMMISSIONER AFFILIATION RELATIONSHIPS

In accordance with the principle of transparency in the implementation of good corporate governance or GCG, Telkom discloses the affiliation of members of the Board of Commissioners with fellow Commissioners, Directors and major and controlling shareholders, including the names of affiliated parties.

Board of Commissioners (BOC)	Financial Relationship with						Family Relationship with
	BOC		BOD		Controlling Shareholder(1)		BOC		BOD	Controlling Shareholder(1)
	Yes	No	Yes	No	Yes	No	Yes	No	Yes	No	Yes	No
Hendri Saparini		√		√		√		√		√		√
Rinaldi Firmansyah		√		√		√		√		√		√
Edwin Hidayat Abdullah		√		√		√		√		√		√
Isa Rachmatarwata		√		√		√		√		√		√
Margiyono Darsasumarja		√		√		√		√		√		√
Cahyana Ahmadjayadi		√		√		√		√		√		√
Pamijati Pamela Johanna Waluyo		√		√		√		√		√		√
Hadiyanto*		√		√		√		√		√		√
Dolfie Othniel Fredric Palit**		√		√		√		√		√		√

Remarks:

(1)	The controlling shareholder in this matter is the Government of Indonesia represented by the Minister of SOE as a primary shareholder.
*	No longer in position since April 27, 2018.
**	No longer in position since September 20, 2018.

STATEMENT OF INDEPENDENCE

Telkom requires Independent Commissioners to sign a Statement of Independence for Independent Commissioner when Independent Commissioner has served for more than 2 (two) periods. Until now, the drafting of this report, Telkom’s Independent Commissioners have served since 2015 and 2016 so as not to serve more than 2 (two) periods.

PROFILE OF BOARD OF DIRECTORS

THE DIRECTORS AS OF DECEMBER 31, 2018

Alex Janangkih Sinaga

President Director

Born	: Pematang Siantar, September 27, 1961
Age	: 57 years old
Citizenship	: Indonesian
Domicile	: Jakarta

Educations

1986	Bachelor degree in Electrical Engineering from Bandung Institute of Technology.
1994	Master degree in Telematics from the University of Surrey, Guildford-England.

Basis of Appointment

Extraordinary General Meeting of Shareholders (EGMS) of Telkom on December 19, 2014.

Career Experiences

2012 – 2014	President Director, Telkomsel.
2007 – 2012	President Director, Multimedia Nusantara.
2005 – 2007	Executive General Manager, Enterprise Service Division.
2002 – 2005	Executive General Manager, Fixed Wireless Network Division.
2002	Senior Manager Business Performance Telkom’s Regional Division II Jakarta.
2000 – 2002	General Manager Telkom West Jakarta.
1998 – 1999	General Manager Telkom West Surabaya.
1997 – 1998	General Manager Telkom Malang.

Harry Mozarta Zen

Director of Finance

Born	: Tanjung Pinang, January 9, 1969
Age	: 49 years old
Citizenship	: Indonesian
Domicile	: Jakarta

Educations

1993	Bachelor degree in Metallurgy of Faculty of Engineering, University of Indonesia.
1996	MBA in Corporate Finance and Financial Institutions & Market from the State University of New York, Buffalo.

Basis of Appointment

Annual General Meeting of Shareholders (AGMS) of Telkom on April 22, 2016.

Career Experiences

2008 – 2015	President Director, PT Credit Suisse Securities Indonesia.
2007 – 2008	Director, Barclays Capital.
2001 – 2007	Co-Head Investment Banking, PT Bahana Sekuritas.
1996 – 2001	Assistant Vice President Global Corporate Banking, Citibank.
1993 – 1994	Official Assistant Global Consumer Banking, Citibank.

David Bangun

Director of Digital & Strategic Portfolio

Born	: Bandung, September 5, 1965
Age	: 53 years old
Citizenship	: Indonesian
Domicile	: Bandung

Educations

1989	Bachelor degree in Engineering from the Bandung Institute of Technology.
1999	Master of Engineering in Electrical Engineering from Cornell University New York, USA.

Basis of Appointment

Annual General Meeting of Shareholders (AGMS) of Telkom on April 21, 2017.

Career Experiences

2014 – 2017	President Director, PT Dayamitra Telekomunikasi (Mitratel).
2013 – 2014	Executive General Manager Network of Broadband.
2011 – 2014	Commissioner, PT Telekomunikasi Indonesia International (Telin).
2011 – 2013	Executive General Manager, Infratel.
2009 – 2011	Vice President Infrastructure & Service Planning.
2007 – 2009	Assistant Vice President Investment Analysis.

Dian Rachmawan

Director of Enterprise & Business Service

Born	: Surabaya, May 14, 1964
Age	: 54 years old
Citizenship	: Indonesian
Domicile	: Bogor

Educations

1987	Bachelor degree in Electro and Telecommunication Engineering from Surabaya Institute of Technology.
1994	Master degree in Communication and Real Time System, Telecommunication Engineering from University of Bradford, England.
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Basis of Appointment

Annual General Meeting of Shareholders (AGMS) of Telkom on April 21, 2017.

Career Experiences

2014 – 2017	Director of Consumer Service, Telkom.
2011 – 2014	CEO, PT Telekomunikasi Indonesia International (Hong Kong) Limited.
2007 – 2011	Director of Network Operation & Engineering Business & Partnership Development, Telin.
2005 – 2007	Executive General Manager Division of Fixed Wireless Network, Telkom.
2004 – 2005	General Manager, Telkom South Jakarta.
2001 – 2004	General Manager for Interconnection & Partnership, Telkom’s Regional Division II Jakarta.
2000 – 2001	AVP Interconnection Planning, Head Quarter of Telkom.

Abdus Somad Arief

Director of Wholesale & International Service

Born	: Sidoarjo, September 25, 1963
Age	: 55 years old
Citizenship	: Indonesian
Domicile	: Jakarta

Educations

1988	Bachelor degree in Electrical Engineering from Bandung Institute of Technology.
2000	Master degree in Information and Technology Systems from Bandung Institute of Technology.

Basis of Appointment

Annual General Meeting of Shareholders (AGMS) of Telkom on April 21, 2017.

Career Experiences

2018 – now	President Commisioner, PT Telkom Satelit Indonesia (Telkomsat).
2017 – now	President Commisioner, PT Telkom Indonesia International (Telin).
2015 – 2017	President Commisioner, PT Infrastruktur Telekomunikasi Indonesia (Telkom Infra).
2015 – 2017	President Commisioner, PT Teltranet Aplikasi Solusi (Telkom Telstra).
2014 – 2017	Director of Network & IT Solution, Telkom.
2015	Commissioner, PT Sigma Cipta Caraka (Telkom Sigma).
2015	Commissioner, PT Telekomunikasi Selular (Telkomsel).
2012 – 2014	Director of Network, Telkomsel.
2012 – 2014	Commissioner, PT Daya Mitra Telekomunikasi (Mitratel).
2011 – 2012	President Commisioner, PT Pramindo Ikat Nusantara.
2009 – 2012	Executive General Manager of Enterprise Service Division, Telkom.
2010 – 2011	Commissioner, PT Infomedia Nusantara.
2008 – 2009	Vice President of Business Development, Telkom.
2007 – 2008	Deputy Executive General Manager Enterprise Service Division, Telkom.

Herdy Rosadi Harman

Director of Human Capital Management

Born	: Bandung, June 28, 1963
Age	: 55 years old
Citizenship	: Indonesian
Domicile	: Jakarta

Educations

1986	Bachelor degree in Law from Padjajaran University, Bandung.
1993	MBA degree from the Asian Institute Management Philippines - Institute Management Telkom University.
1998	Master of Law (LLM) from American University, Washington DC, United States.

Basis of Appointment

Extraordinary General Meeting of Shareholders (EGMS) of Telkom on December 19, 2014.

Career Experiences

2012 – 2014	Director of Human Capital Management, Telkomsel.
2007 – 2012	VP Regulatory Management, Telkom.
2006 – 2007	VP Legal & Compliance, Telkom.
2004 – 2006	General Manager Management Support, Telkom.

Zulhelfi Abidin

Director of Network & IT Solution

Born	: Bukittinggi, January 1, 1962
Age	: 56 years old
Citizenship	: Indonesian
Domicile	: Jakarta

Educations

1987	Bachelor degree in Informatics Engineering from Bandung Institute of Technology.
1996	Master degree in Computer Science from University of Wollongong, Australia.

Basis of Appointment

Annual General Meeting of Shareholders (AGMS) of Telkom on April 21, 2017.

Career Experiences

2017 – 2018	President Commisioner, PT Infrastruktur Telekomunikasi Indonesia.
2015 – 2017	Director, BRI.
2014 – 2015	Senior Executive Vice President, BRI.
2012 – 2015	Commissioner, Bank BRI Syariah.
2007 – 2014	Head of Information Systems Technology Division, BRI.

Siti Choiriana

Director of Consumer Service

Born	: Magetan, May 28, 1970
Age	: 48 years old
Citizenship	: Indonesian
Domicile	: Jakarta

Educations

1993	Bachelor degree in Electrical Engineering from Surabaya Institute of Technology.
2005	Master degree in Management from Surabaya Institute of Technology.

Basis of Appointment

Annual General Meeting of Shareholders (AGMS) of Telkom on April 27, 2018.

Career Experiences

2017 – 2018	Commissioner, Telkom Sigma.
2013 – 2018	Executive Vice President of Enterprise Service Division, Telkom.
2016 – 2017	Chief of Commissioner, Patrakom.
2016 – 2016	Commissioner, AdMedika.
2013 – 2015	Commissioner, Finnet.
2012 – 2013	Deputy Executive Vice President of Enterprise Service Division, Telkom.
2009 – 2012	General Manager Enterprise Finance & Banking of Enterprise Service Division, Telkom.
2007 – 2009	General Manager Enterprise, Telkom’s Regional Division V Surabaya.

MEMBER OF THE BOARD OF DIRECTOR ENDED IN 2018

Mas’ud Khamid

Director of Consumer Service

Born	: Gresik, December 12, 1964
Age	: 54 years old
Citizenship	: Indonesian
Domicile	: Surabaya

Education

1989	Bachelor degree in Physics Engineering from Sepuluh November Institute of Technology.

Basis of Appointment

Annual General Meeting of Shareholders (AGMS) of Telkom on April 21, 2017.

Career Experiences

2015 – 2017	Chief of Commissioner, Telkom Sigma.
2012 – 2017	Director of Sales, Telkomsel.
2012 – 2014	Commissioner, PT PINS Indonesia.
2011 – 2012	Executive General Manager, Telkom Flexi.
2011 – 2012	Commissioner, PT Metra Digital Media.
2010 – 2011	Executive General Manager Telkom West Area, Telkom.
2008 – 2010	Executive General Manager Telkom’s Regional Division II Jakarta.
2007 – 2008	Executive General Manager Telkom’s Regional Division V East Java.

EDUCATION, TRAINING, SEMINAR, AND CONGRESS

To improve the competence of the Board of Directors, Telkom provides an opportunity for each member of the Board of Directors to attend education and training throughout the 2018 financial year.

Director Name	Education/Training/Seminar/Congress	Time	Place
Alex Janangkih Sinaga	World Economic Forum 2018 and Indonesia Investment Day with Ministry of SOE	January 23-26, 2018	Davos, Switzerland
	Speaker at SOE Coordination Meeting with Ministry of SOE	March 12, 2018	Bogor
	Speaker at SOE Coordination Meeting with Ministry of SOE	April 25, 2018	Solo
	Keynote speech at Bandung ICT Expo 2018	September 27, 2018	Bandung
	Speaker at SOE Coordination Meeting with Ministry of SOE	October 28, 2018	Bontang
Harry Mozarta Zen	Speaker at 19th Malaysia-Indonesia International Conference on Economics, Management and Accounting	October 17-18, 2018	Pontianak
	Speaker at panel discussion: Contemporary Issues of SAK Full IFRS at the XIII Congress of the Indonesian Accountants Association	December 11, 2018	Jakarta
David Bangun	Executive Training of Strategic Merger & Acquisition	June 10-15, 2018	Wharton University, USA
	Privat Discussion McKinsey “The Digital Archipelago: How Online Commerce is Driving Indonesia’s Economic”	August 29, 2018	Jakarta
	Focus Group Discussion KADIN “Kebijakan Implementasi E-Logistik Menuju era 4.0”	October 17, 2018	Jakarta
	The Conference of Asean Federation of Engineering Organization (CAFEO)	November 14, 2018	Singapore
	Round Table Forum Kementrian Kominfo “Outlook Industri Telekomunikasi Indonesia 2019: Peluang dan Tantangan serta Kebijakan Regulasinya”	December 12, 2018	Jakarta
Dian Rachmawan	Leadership Talk “Hidup Di Era Digital Mulai 2020”	October 25, 2018	Auditorium Microsoft Indonesia, Indonesia Stock Exchange, Tower 2,18F
	Workshop “Inovasi & Transformasi Digital”	October 31, 2018	Gedung BPPT II 2nd floor
	National Seminar HKI “Mengintegrasikan Pembangunan Infrastruktur dalam Konsep Pengembangan Kawasan Industri Modern”	November 1, 2018	Hall A, Conference Room 3 JIEXPO Kemayoran
	Applied Technology Innovation National Seminar of Balikpapan National Polytechnic “Peningkatan Inovasi Teknologi Terapan dengan Strategi Bisnis Menuju Kemandirian dan Daya Saing”	November 3, 2018	Swiss-Bel Balikpapan
	Panel Discussion HKI : “Digital Transformation To Support Indonesia’s Fourth Industrial Revolution”.	July 26, 2018	Legian – Bali
	CX Summit 2018 : Delivering the WOW Customer Experience through Digital Transformation.	December 12, 2018	The Ritz Carlton Mega Kuningan Jakarta.
	Leadership Development Program Pejabat Pimpinan Tinggi Pratama Kementerian Kesehatan.	December 13, 2019	The Park Lane Hotel, South Jakarta
	Kongres Forum TI BUMN: “Tata Kelola TI dan Transformasi Digital dalam memperkuat Sinergi BUMN”.	December 19, 2019	Hotel Rafles, Mega Kuningan, Jakarta
Abdus Somad Arief	Pacific Telecommunication Council	January 2018	Hawaii
	IT Infrastructure Summit 2018	March 2018	Jakarta
	Bali Annual Telkom International Conference (BATIC) 2018	April 2018	Bali
	Asia Pacific Satellite Conference (APSAT) 2018	July 2018	Jakarta

Director Name	Education/Training/Seminar/Congress	Time	Place
Herdy Rosadi Harman	Keynote Speker in Rakortas Directorate of HR and Law of PT Pegadaian, “Pengelolaan Human Capital pada era Transformasi”.	February 7, 2018	Gresik
	Keynote Speaker in the 14th Plenary Meeting of AFEBI (Asosiasi Fakultas Ekonomi dan Bisnis Indonesia), “Mempersiapkan Fakultas Ekonomi dan Bisnis dalam menghadapi Tantangan Revolusi Industri 4.0”.	April 18-20, 2018	Pekanbaru
	Keynote Speaker in Technical Coordination Meeting of the BPK-RI HR Manager, “Tantangan Pengelola SDM di Era Digital”	2 Mei 2018	Padang
	Keynote Speaker in Ministry of Defense, “Sharing Pengelolaan SDM”	May 23, 2018	Jakarta
	Keynote Speaker in KPK, “Sharing Pengelolaan SDM”	June 4, 2018	Jakarta
	Keynote Speaker in Nasional Seminar of Faculty of Economy and Business, Trunojoyo Madura University, “Tantangan dan peluang Fakultas Ekonomi dan Bisnis menghadapi era Digital”	July 4, 2018	Bangkalan
	Keynote Speaker in Ikatan Internal Auditor (IIA) Seminar, “Managing Risk in Talent Management”	August 29, 2018	Bali
	Keynote Speaker in the Indonesia Compentency National Congress, “Transformasi peran praktisi SDM dalam menghadapi Revolusi Industri 4.0”	November 21, 2018	Jakarta
	Keynote Speaker in Ministry of Finance of RI’s Culture Festival, “Transformation Story: Transformasi Mindset dan Produktivitas di Era Digital”	December 4, 2018	Jakarta
Zulhelfi Abidin	Bali Annual Telkom International Conference (BATIC) 2018	April 2018	Bali
	Worshop Leading 5G Innovations by ZTE	April 2, 2018	Four Season Hotel Jakarta
	Workshop Security Awarness	April 19, 2018	The Westin Hotel Jakarta
	Strategic Discussion on Global Telco Industry Update	July 4, 2018	Telkom Landmark Tower, Jakarta
Siti Choiriana	Sharing and Open Discussion in the Context of Hari Kebangkitan Nasional with theme “Pemberdayaan Anak Muda di BUMN Digital”	May 23, 2018	Jakarta
	Inspiring Talk at MMT Graduation ITS with theme "How Millennials are Changing the Rule of Business"	August 24, 2018	Surabaya
	Speaker at KOWANI (Kongres Wanita Indonesia) with theme “Transforming Society Through Women Empowerment”	September 13, 2018	Yogyakarta
	Speaker at SOE Coordination Meeting with theme “SOE Digital Transformation”	October 28, 2018	Bontang
	Speakers at ITS Business Management Seminar with theme “Big Data Analytics & Artificial Intelligent in Business”	November 3, 2018	Surabaya

DIRECTORS AFFILIATIONS AND RELATIONSHIPS

In accordance with the principle of transparency in the implementation of good corporate governance or GCG, Telkom discloses the affiliation of members of the Board of Directors with fellow Directors, Commissioners and major and controlling shareholders, including the names of affiliated parties.

Directors (BOD)	Financial Relationship with						Family Relationship with
	BOC		BOD		Controlling Shareholder(1)		BOC		BOD		Controlling Shareholder(1)
	Yes	No	Yes	No	Yes	No	Yes	No	Yes	No	Yes	No
Alex Janangkih Sinaga		√		√		√		√		√		√
Harry Mozarta Zen		√		√		√		√		√		√
David Bangun		√		√		√		√		√		√
Dian Rachmawan		√		√		√		√		√		√
Abdus Somad Arief		√		√		√		√		√		√
Herdy Rosadi Harman		√		√		√		√		√		√
Zulhelfi Abidin		√		√		√		√		√		√
Siti Choiriana*		√		√		√		√		√		√
Mas’ud Khamid**		√		√		√		√		√		√

Remarks:

(1)	Controlling Shareholder in this matter is the Indonesian government represented by the Ministry of State Owned Enterprises as the primary shareholder.
*	In position since April 27, 2018.
**	In position until April 20, 2018.

TELKOM EMPLOYEES

For Telkom, employees are the most important business partners. Currently, Telkom employees work professionally throughout 2018 achieving its target and vision to transform into Digital Telecommunication Company. Telkom continues to build employee digital competence and culture.

EMPLOYEE PROFILE

TELKOM EMPLOYEES

EMPLOYEE PROFILE

47.0%
53.0%
Total Employees
Telkom Employees
Subsidiaries Employees

12.4%
15.1%
16.0%
56.5%
Education
Post Graduates (Master and Doctorate)
University Graduates
Diploma Graduates
Pre University

23.0%
41.6%
35.4%
Age
< 30 years
30-45 years
> 45 years

25.1%
74.9%
Gender
Male
Female

74 PT Telkom Indonesia (Persero) Tbk | 2018 Annual Report

At the end of 2018, TelkomGroup has 24,071 employees consisting of 12,765 employees of the parent company and 11,306 employees of subsidiaries. Continuing efforts to revitalize and improve HR efficiency in previous years, total employees in parent company employees in 2018 was 8.5% lower than in 2017.

Total Employees in 2016‑2018

	2018	2017	2016
Telkom Employees	12,765	13,956	14,933
Subsidiaries employees	11,306	10,109	8,943
Total	24,071	24,065	23,876

TOTAL EMPLOYEES BASED ON EDUCATION LEVEL AND AGE DISTRIBUTION

In 2018, Telkom has 8,027 employees or 62.9% with undergraduate and postgraduate background. Meanwhile most of subsidiaries have bachelor and postgraduate background with 8,563 employees or 75.7%.

In terms of age, most of TelkomGroup's employees are dominated by employees under the age of 45 which are equal to 58.4% or 14,062 employees. The composition shows that TelkomGroup has good age and education employee composition background and is sufficient for internal regeneration processes.

Total Employees Based on Education in 2016‑2018

	2018				2017		2016
	Telkom	Subsidiaries	Total	%	Total	%	Total	%
Preuniversity	2,484	1,146	3,630	15.1	4,077	16.9	4,523	18.9
Diploma Graduates	2,254	1,597	3,851	16.0	4,228	17.6	4,478	18.8
Undergraduate	5,943	7,666	13,609	56.5	13,017	54.1	12,324	51.6
Postgraduates (Master and Doctorate)	2,084	897	2,981	12.4	2,743	11.4	2,551	10.7
Total	12,765	11,306	24,071	100.0	24,065	100.0	23,876	100.0

Total Employees Based on Age in 2016-2018

	2018				2017		2016
	Telkom	Subsidiaries	Total	%	Total	%	Total	%
Below 30	1,942	3,606	5,548	23.0	4,572	19.0	3,512	14.7
Between 30-45	2,261	6,253	8,514	35.4	8,490	35.3	8,514	35.7
Above 45	8,562	1,447	10,009	41.6	11,003	45.7	11,850	49.6
Total	12,765	11,306	24,071	100.0	24,065	100.0	23,876	100.0

TOTAL EMPLOYEES BASED ON POSITION, STATUS AND GENDER

TelkomGroup has several levels of position, they are senior management, middle management, supervisors, and other levels. The largest composition in 2018 is in the supervisor level with 45.9% or 11,050 employees.

In terms of gender, total male employees are 18,021 employees higher than female employees of 6,050 employees. Telkom does not differentiate between male and female employees in terms of employment opportunities, but male interest is greater than women to work at Telkom, especially for types of field work.

Total Employees Based on Position in 2016‑2018

	2018				2017		2016
	Telkom	Subsidiaries	Total	%	Total	%	Total
Senior Management	211	192	403	1.7	655	2.7	620	2.6
Middle Management	4,092	2,001	6,093	25.3	5,585	23.2	5,290	22.2
Supervisor	7,060	3,990	11,050	45.9	11,547	48.0	12,044	50.4
Others	1,402	5,123	6,525	27.1	6,278	26.1	5,922	24.8
Total	12,765	11,306	24,071	100.0	24,065	100.0	23,876	100.0

Total Employees Based on Gender in 2016‑2018

	2018				2017		2016
	Telkom	Subsidiaries	Total	%	Total	%	Total	%
Male	9,786	8,235	18,021	74.9	18,231	75.8	18,311	76.7
Female	2,979	3,071	6,050	25.1	5,834	24.2	5,565	23.3
Total	12,765	11,306	24,071	100.0	24,065	100.0	23,876	100.0

EQUAL OPPORTUNITIES IN THE COMPETENCY DEVELOPMENT

TelkomGroup continuously develops employee competencies, especially the ability to innovate and to develop creativity in order maximize their contribution for Telkom's business. In general, Telkom is committed to providing equal opportunities for every employee to have a competency development program.

In 2018, Telkom has spent a total of Rp130.6 billion in competency development program, an increase of Rp109.6 billion or 19.2% compared to 2017. The amount does not include education scholarship funds.

Type of Competency Development Program	2018				2017		2016
	Telkom	Subsidiaries	Total	%	Total	%	Total	%
Training	5,509	9,773	15,282	91.6	23,034	96.7	26,381	98.5
Certification	717	623	1,340	8.0	657	2.8	286	1.1
Educational Scholarship	72	-	72	0.4	133	0.5	118	0.4
Total	6,298	10,396	16,694	100.0	23,824	100.0	26,785	100.0

SHAREHOLDERS COMPOSITION

Telkom's share structure consists of 1 Series A Dwiwarna share, and 99,062,216,599 Series B shares (common stock) with total issued and fully paid-up capital of 99,062,216,600 shares. A share of Series A Dwiwarna shares belongs to the Government of the Republic of Indonesia.

Composition of Shareholders Telkom on December 31, 2018

	Series A Dwiwarna	Series B (Common Stock)%
Indonesian Government	1	51,602,353,560	52.09
Public		47,459,863,039	47.91
Total	1	99,062,216,599	100.00

Telkom’s shareholder composition as of December 31, 2018 as follows:

1.	Shareholders with more than 5% Ownership (Major Shareholder/Controller)
Type of Share	Individual or Group Identity	Total Shares	Percentage Owned
Seri A	Government	1	-
Seri B	Government	51,602,353,560	52.09

2.	Ownership of Shares by Directors and Commissioners On December 31, 2018 there was no Commissioner or Director which has more than 1.0% of Telkom shares.
BOD and BOC	Total Shares	Percentage Owned
Commissioners
Hendri Saparini	654,505	<0.01
Rinaldi Firmansyah	454,113	<0.01
Directors
Alex Janangkih Sinaga	1,683,359	<0.01
Harry Mozarta Zen	689,492	<0.01
Dian Rachmawan	1,575,562	<0.01
Abdus Somad Arief	1,515,022	<0.01
Herdy Rosadi Harman	1,514,720	<0.01
David Bangun	1,000	<0.01
Siti Choiriana	540	<0.01
Total	8,088,313	<0.01

3.	Shareholders with Less than 5% Ownership Telkom Shareholders with Individual Ownership Less than 5%, on December 31, 2018.

Group	Common Stocks Owned	Ownership Percentage of Outstanding Common Stock (%)
Foreign
Business/Institution	36,389,952,660	36.73
Individual	21,534,800	0.02
Local
Business/Institution
Limited liability	2,795,328,652	2.82
Mutual fund	2,542,271,749	2.56
Insurance company	3,170,313,097	3.20
Pension funds	1,564,740,600	1.58
Others	109,623,249	0.11
Individual	866,098,232	0.87
Total	47,459,863,039	47.91

4.

Percentage of Shares Owned Domestic and Foreign

On December 31, 2018, a total of 70,803 shareholders, including the Government, registered as holders of common stock, including 36,411,487,460 common stock owned 2,157 foreign shareholders. Thus 36.76 % of Telkom’s shares were owned by foreign shareholders and the rest was controlled by domestic shareholders. There were 83 ADS shareholders owning 68,824,067 ADS (1 ADS equivalent to 100 common stock).

5.	List of 20 Largest Public Shareholders Here is a list of the 20 largest public shareholders until December 31, 2018.

No.	Institution	Percentage
1.	BPJS Ketenagakerjaan	3,03
2.	GIC	2,28
3.	Lazard Asset Mgt	2,10
4.	BlackRock Investment Mgt - Index	1,99
5.	Vanguard Group	1,69
6.	Vontobel Asset Mgt	1,38
7.	Employees Provident Fund Board	1,24
8.	Eastspring Investments	1,18
9.	Matthews International Capital Mgt	0,80
10.	Norges Bank Investment Mgt	0,78
11.	Taspen	0,75
12.	American Depositary Receipts	0,74
13.	AIA Indonesia	0,73
14.	Schroder Investment Mgt	0,62
15.	Comgest	0,61
16.	Abu Dhabi Investment Authority (ADIA)	0,57
17.	JPMorgan Asset Mgt (JF Asset Mgt)	0,56
18.	Mandiri Investasi	0,53
19.	State Street Global Advisors	0,52
20.	Monetary Authority of Singapore	0,46

SUBSIDIARIES, ASSOCIATED COMPANIES, AND JOIN VENTURES

ENTITAS ANAK, PERUSAHAAN ASOSIASI, PERUSAHAAN VENTURA BERSAMA

IDX
Indonesia Stock Exchange
Bursa Efek Indonesia
NYSE
Pemerintah Indonesia
52,09%
Publik
47,91%
Telkom Indonesia
the world in your hand
100%
metranet
30,95%
0,01%
65%
TELKOMSEL
100%
Telkommetra
100%
telkomsat
100%
PT. JALIN PEMBAYARAN NUSANTARA
100%
pins
100%
TelkomAkses
100%
Telin
100%
Telkominfra
100%
Mitratel
100%
TelkomProperty
99,9%
MDI
51%
telkomtelstra
49%
ILCS
60%
metraplasa
51%
49%
infomedia
60%
nutech
51%
SSI
24%
ti-phone
100%
Telin Australia
100%
Telin Singapore
100%
Telin Timor Leste
100%
Telin Hong Kong
51%
100%
55%
0,01%
0,01%
0,01%
0,01%
30,4%
cellum
52%
48%
MelOn
99,9%
AdMedika
99,9%
telkomsigma
99,9%
mdmedia
60%
Finnet
99,9%
PT. Satelit Multimedia Indonesia
100%
Telin USA
70%
Telin MALAYSIA
70%
tsgn
15,67%
4,33%
TRANSVISION
25%
CSM
Keterangan :
Kepemilikan langsung (terkonsolidasi)
Kepemilikan tidak langsung (terkonsolidasi)
Tidak terkonsolidasi

80 PT Telkom Indonesia (Persero) Tbk | Laporan Tahunan 2018

PT Telkom Indonesia (Persero) Tbk | Laporan Tahunan 2018 81

1 Highlight Telkom
2 Laporan Dewan Komisaris dan Direksi
3 Tentang Telkom
4 Analisa dan Pembahasan Manajemen
5 Tata Kelola Perusahaan
6 Tanggung Jawab Sosial Perusahaan
7 Program Kemitraan dan Bina Lingkungan
8 Lampiran
9 Laporan Keuangan Konsolidasi

As of December 31, 2018, Telkom consolidated the financial statements of all subsidiaries owned directly or indirectly as follows:

SUBSIDIARIES WITH DIRECT OWNERSHIP

Company	Share Ownership	Business Field	Operational Status	Total Asset (Rp billion)	Address
PT Telekomunikasi Selular Jakarta, Indonesia	65%	Telecommunication - provides telecommunication facilities and mobile celluler services using Global Systems for Mobile Communication (GSM)	Operating	82,650	Telkom Landmark Tower 1st -20th floor. The Telkom Hub. Jl. Jend Gatot Subroto Kav. 52 Jakarta, 12710, Indonesia
PT Dayamitra Telekomunikasi Jakarta, Indonesia	100%	Telecommunication	Operating	13,053	Telkom Landmark Tower 25[t]h-27th floor. The Telkom Hub. Jl. Jend Gatot Subroto Kav. 52 Jakarta, 12710, Indonesia
PT Multimedia Nusantara Jakarta, Indonesia	100%	Network telecommunication services and multimedia	Operating	16,524	Telkom Landmark Tower 41st floor. The Telkom Hub. Jl. Jend Gatot Subroto Kav. 52 Jakarta, 12710, Indonesia
PT Telekomunikasi Indonesia International Jakarta, Indonesia	100%	Telecommunication	Operating	10,408	Telkom Landmark Tower 16[t]h-17th floor. The Telkom Hub. Jl. Jend Gatot Subroto Kav. 52 Jakarta, 12710, Indonesia
PT Telkom Akses Jakarta, Indonesia	100%	Construction, service and trade in the field telecommunication	Operating	4,244	Telkom Building, West Jakarta. Jl. S. Parman Kav. 8 West Jakarta, 11440, Indonesia
PT Graha Sarana Duta Jakarta, Indonesia	100%	Leasing of offices and providing building management and maintenance services, civil consultant and developer	Operating	5,805	Multimedia Tower. Jl. Kebon Sirih No. 10, Central Jakarta, 10110, Indonesia
PT PINS Indonesia Jakarta, Indonesia	100%	Telecommunication construction and services	Operating	4,004	Telkom Landmark Tower 42nd floor. The Telkom Hub. Jl. Jend Gatot Subroto Kav. 52 Jakarta, 12710, Indonesia
PT Infrastruktur Telekomunikasi Indonesia Jakarta, Indonesia	100%	Construction, service and trade in the field of telecommunication	Operating	3,351	Telkom Landmark Tower 19th floor. The Telkom Hub. Jl. Jend Gatot Subroto Kav. 52 Jakarta, 12710, Indonesia
PT Telkom Satelit Indonesia Jakarta, Indonesia	100%	Telecommunication – provides satellite communication system, services and facilities	Operating	3,192	Telkom Landmark Tower 21st floor. The Telkom Hub. Jl. Jend Gatot Subroto Kav. 52 Jakarta, 12710, Indonesia

Company	Share Ownership	Business Field	Operational Status	Total Asset (Rp billion)	Address
PT Metranet Jakarta, Indonesia	100%	Multimedia portal service	Operating	782	Mulia Business Park, J Building. Jl. Letjen MT Haryono Kav. 58 – 60 Pancoran, Jakarta, 12780, Indonesia
PT Jalin Pembayaran Nusantara Jakarta, Indonesia	100%	Payment services - principal, switching, clearing and settlement activities	Operating	298	Dea Tower, 1st Tower, 8th floor. Jl. Mega Kuningan Barat IX Kav. E.4.3 No. 1 Jakarta, 12950, Indonesia
PT Napsindo Primatel Internasional Jakarta, Indonesia	60%	Telecommunication – provides Network Access Point (NAP), Voice Over Data (VOD) and other related services	Ceased operations on January 13, 2006	5	-

SUBSIDIARIES WITH INDIRECT OWNERSHIP

Company	Share Ownership	Business Field	Operational Status	Total Asset (Rp/billion)	Description
PT Sigma Cipta Caraka Tangerang, Indonesia	100%	Information technology service – system implementation and integration service, outsourcing and software license maintenance	Operating	7,785	Telkom Landmark Tower 23rd floor. The Telkom Hub. Jl. Jend Gatot Subroto Kav. 52 Jakarta, 12710, Indonesia
Telekomunikasi Indonesia International Pte. Ltd., Singapore	100%	Telecommunication	Operating	3,413	Maritime Square, #09-63 Harbour Front Center, Singapore - 099253
PT Infomedia Nusantara Jakarta, Indonesia	100%	Data and information service – provides telecommunication information services and other information services in the form of print and electronic media and call center services	Operating	2,389	PT Infomedia Nusantara Head Office. Jl. RS. Fatmawati 77-81 Jakarta, 12150, Indonesia
PT Telkom Landmark Tower Jakarta, Indonesia	55%	Service for property development and management	Operating	2,128	Telkom Landmark Tower, The Telkom Hub. Jl. Jend Gatot Subroto Kav. 52 Jakarta, 12710, Indonesia
PT Metra Digital Media Jakarta, Indonesia	100%	Directory information services	Operating	1,339	Telkom Landmark Tower 18th floor. The Telkom Hub. Jl. Jend Gatot Subroto Kav. 52 Jakarta, 12710, Indonesia
PT Finnet Indonesia Jakarta, Indonesia	60%	Information technology services	Operating	1,011	Bidakara Tower 1, 12th floor. Jl. Jend. Gatot Subroto Kav. 71-73, South Jakarta, 12870 Indonesia
TS Global Network Sdn. Bhd. Petaling Jaya, Malaysia	70%	Satellite service	Operating	832	Teknorat ½ street, Cyber 3, 6300 Cyberjaya, Selangor Darul Ehsan, Malaysia
Telekomunikasi Indonesia International Ltd, Hong Kong	100%	Telecommunication	Operating	1,185	Suite 905, 9/F, Ocean Centre, 5 Canton Road, Tsim Sha Tsui, Kowloon, Hong Kong

Company	Share Ownership	Business Field	Operational Status	Total Asset (Rp/billion)	Description
PT Metra Digital Investama Jakarta, Indonesia	100%	Trading and/or providing service related to information and technology, multimedia, entertainment and investment	Operating	979	Telkom Landmark Tower 21st floor. Jl. Jend Gatot Subroto Kav. 52 Jakarta, 12710, Indonesia
Telekomunikasi Indonesia International (TL) S.A. Dili, Timor Leste	100%	Telecommunication	Operating	677	Timor Plaza 4th Floor, Rua Presidente Nicolao Lobato, Comoro, Dili Timor Leste
PT Nusantara Sukses Investasi Jakarta, Indonesia	100%	Service and trading	Operating	290	Multimedia Tower, Annex Building 2nd floor. Jl. Kebon Sirih No. 10-12, Central Jakarta, Indonesia
PT Administrasi Medika Jakarta, Indonesia	100%	Health insurance administration services	Operating	346	STO Telkom Gambir C Building 3rd floor. Jl. Medan Merdeka Selatan No. 12, Central Jakarta, 10110, Indonesia
PT Melon Jakarta, Indonesia	100%	Digital content exchange hub services	Operating	457	Telkom Landmark Tower 45th floor. The Telkom Hub. Jl. Jend Gatot Subroto Kav. 52 Jakarta, 12710, Indonesia
PT Metraplasa Jakarta, Indonesia	60%	Network & e-commerce services	Operating	168	Mulia Business Park, J Building. Jl. Letjen MT Haryono Kav. 58 – 60 Pancoran, Jakarta 12780, Indonesia
PT Graha Yasa Selaras Jakarta, Indonesia	51%	Tourism service	Operating	250	Jl. Cimanuk No. 33 Bandung
Telekomunikasi Indonesia International Australia Pty. Ltd., Sydney, Australia	100%	Telecommunication	Operating	115	Level 4, 241 Commonwealth Street Surry Hills NSW 2010, Australia
PT Nutech Integrasi Jakarta, Indonesia	60%	System integrator	Operating	93	Jl. Tanjung Barat Raya, No. 17, Pasar Minggu, South Jakarta, 12510, Indonesia
Telekomunikasi Indonesia International Inc., Los Angeles, USA	100%	Telecommunication	Operating	57	800 Wilshire Boulevard, Suite 620 Los Angeles, California 90017
PT Satelit Multimedia Indonesia Jakarta, Indonesia	100%	Satellite service	Operating	16	Telkom Landmark Tower 41st floor. The Telkom Hub. Jl. Jend Gatot Subroto Kav. 52 Jakarta, 12710, Indonesia
Telekomunikasi Indonesia Inernational (Malaysia) Sdn. Bhd. Kuala Lumpur, Malaysia	70%	Telecommunication	Operating	76	Suite 7-3, Level 7, Wisma UOA II No. 21, Jalan Pinang, KLCC, 50450, Kuala Lumpur, Malaysia.
PT Swadharma Sarana Informatika Jakarta, Indonesia	51%	System Integrator Services	Operating	460	St Arteri JORR, No. 70, Jati Melati, Pondok Melati, Bekasi, Indonesia.

CHRONOLOGY OF STOCKS REGISTRATION

Since November 14, 1995, Telkom shares have been listed and traded in Indonesia Stock Exchange (IDX) and New York Stock Exchange (NYSE) with tickers of TLKM and TLK, respectively.

Date	Corporate Actions	Composition of Share Ownership		%
		Government of Republic of Indonesia	Public
13/11/1995	Pre Initial Public Offering	8,400,000,000	-	-
	Sale of Shares Held By Government	(933,334,000)	933,334,000	-
	Telkom Right Issue	-	933,333,000	-
	Composition of Share Ownership	7,466,666,000	1,866,667,000	20.0
11/12/1996	Government Shares Block Sale	(388,000,000)	388,000,000	-
	Composition of Share Ownership	7,078,666,000	2,254,667,000	24.2
15/05/1997	Government Distributes Incentive Shares to All Public Shareholders	(2,670,300)	2,670,300	-
	Composition of Share Ownership	7,075,995,700	2,257,337,300	24.2
7/5/1999	Government Shares Block Sale	(898,000,000)	898,000,000	-
	Composition of Share Ownership	6,177,995,700	3,155,337,300	33.8
2/8/1999	Distribution of Shares Bonus (Issuance) (Each 50 Shares Gets 4 Shares)	494,239,656	252,426,984	-
	Composition of Share Ownership	6,672,235,356	3,407,764,284	33.8
7/12/2001	Government Shares Block Sale	(1,200,000,000)	1,200,000,000	-
	Composition of Share Ownership	5,472,235,356	4,607,764,284	45.7
16/07/2002	Government Shares Block Sale	(312,000,000)	312,000,000	-
	Composition of Share Ownership	5,160,235,356	4,919,764,284	48.8
1/10/2004	Stock Split with Ratio 1:2	10,320,470,712	9,839,528,568	48.8
21/12/2005	Shares Buy Back Program (I)(1)	-	(211,290,500)	-
	Composition of Share Ownership	10,320,470,712	9,628,238,068	48.3
29/06/2007	Shares Buy Back Program (II)(2)	-	(215,000,000)	-
	Composition of Share Ownership	10,320,470,712	9,413,238,068	47.7
20/06/2008	Shares Buy Back Program (III)(3)	-	(64,284,000)	-
	Composition of Share Ownership	10,320,470,712	9,348,954,068	47.5
19/05/2011	Shares Buy Back Program (IV)(4)	-	(520,355,960)	-
	Composition of Share Ownership	10,320,470,712	8,828,598,108	46.1
14/06/2013	Transfer of Shares Buy Back Program III to Employees through ESOP Program	-	59,811,400	0.3
	Composition of Share Ownership	10,320,470,712	8,888,409,508	46.3
30/07/2013	Transfer of Shares Buy Back Program I through Private Placement	-	211,290,500	-
	Composition of Share Ownership	10,320,470,712	9,099,700,008	46.9
2/9/2013	Stock Split with Ratio 1:5	51,602,353,560	45,498,500,040	46.9
13/06/2014	Transfer of Shares Buy Back Program II through Private Placement	-	1,075,000,000	-
	Composition of Share Ownership	51,602,353,560	46,573,500,040	47.4
21/12/2015	Transfer of Remaining Shares Buy Back Program III through Private Placement	-	22,363,000	-
	Composition of Share Ownership	51,602,353,560	46,595,863,040	47.5
29/06/2016	Transfer of Remaining Shares Buy Back Program IV through Private Placement	-	864,000,000	-
	Composition of Share Ownership	51,602,353,560	47,459,863,040	47.9
2017	No corporate action	-	-	-
	Composition of Share Ownership	51,602,353,560	47,459,863,040	47.9
02/07/2018	Transfer of Treasury Stock throught Withdrawal by way of Capital Reduction	-	1,737,779,800	-
	Composition of Share Ownership	51,602,353,560	47,459,863,040	47,9

Remarks:

(1)	First shares buy back program began on December 21, 2005 (simultaneously with the EGMS when the program was approved) and ended in June 2007.
(2)	Second shares buy back program began on June 29, 2007 (simultaneously with the EGMS when the program was approved) and ended in June 2008.
(3)	Third shares buy back program began on June 20, 2008 (simultaneously with the EGMS when the program was approved) and ended in December 2009.
(4)	Fourth shares buy back program began on May 19, 2011 (simultaneously with the AGMS when the program was approved) and ended in November 2012.

CHRONOLOGY OF OTHER SECURITIES REGISTRATION

On July 16, 2002, Telkom issued bonds for the first time with a nominal value of Rp1,000 billion with a term of 5 (five) years and traded on Surabaya Stock Exchange. Five years later, on July 16, 2007, Telkom paid all of the bonds payable.  Telkom issued a second bond on June 25, 2010, with a value of Rp1,005 billion for Series A with a period of 5 (five) years and Rp1,995 billion for Series B with a term of 10 (ten) years. These bonds were listed on the Indonesia Stock Exchange (IDX). The Company has repaid the Series A Bonds that due on July 6, 2015.

On June 16, 2015, Telkom  issued Telkom Shelf Registered Bond I Trance I with each amounting to Rp2,200 billion for Series A with a term of 7 (seven) years, Rp2,100 billion for Series B with a term of 10 (ten) years, Rp1,200 billion for Series C with a term of 15 (fifteen) years, and Rp1,500 billion for Series D with a term of 30 (thirty) years. These bonds were listed on Indonesia Stock Exchange (IDX). On September 26, 2018, the Bondholders General Meeting (Telkom Bond II 2010 ), approved the Trustee replacement from PT Bank CIMB Niaga Tbk to PT Bank Tabungan Negara (Persero) Tbk.

Bond Name	Amount (Rp million)	Issuance Date	Maturity Date	Period (year)	Interest Rate	Underwriter	Trustee	Settlement Date
Telkom Bond I 2002	1,000,000	July 16, 2002	July 16, 2007	5	17.0%	PT Danareksa Sekuritas	PT BNI Tbk, PT BRI Tbk	July 16, 2007
Telkom Bond II 2010 Series A	1,005,000	June 25, 2010	July 6, 2015	5	9.60%	PT Bahana Sekuritas; PT Danareksa Sekuritas; PT Mandiri Sekuritas	PT Bank CIMB Niaga Tbk	July 6, 2015
Telkom Bond II 2010 Series B	1,995,000	June 25, 2010	July 6, 2020	10	10.20%	PT Bahana Sekuritas; PT Danareksa Sekuritas; PT Mandiri Sekuritas	PT Bank Tabungan Negara (Persero) Tbk	-
Telkom Shelf Registered Bond I 2015 Series A	2,200,000	June 23, 2015	June 23, 2022	7	9.93%	PT Bahana Sekuritas; PT Danareksa Sekuritas; PT Mandiri Sekuritas; PT Trimegah Sekuritas	PT Bank Permata Tbk	-
Telkom Shelf Registered Bond I 2015 Series B	2,100,000	June 23, 2015	June 23, 2025	10	10.25%
Telkom Shelf Registered Bond I 2015 Series C	1,200,000	June 23, 2015	June 23, 2030	15	10.60%
Telkom Shelf Registered Bond I 2015 Series D	1,500,000	June 23, 2015	June 23, 2045	30	11.00%

Remark:

1)	Telkom Shelf Registered Bonds 1 Telkom 2015 Series A was issued June 16, 2015 but the official sale transaction was on June 23, 2015

On September 4, 2018, Telkom issued Medium Term Notes I Telkom Year 2018 with a principal value of Rp758,000,000,000 (seven hundred fifty eight billion Rupiah) and Medium  Term Notes Sharia Ijarah I Telkom Year 2018 with Ijarah of Rp742,000,000,000 (seven hundred forty two billion Rupiah). Both MTN are issued on 3 series. The Monitoring Agent for the MTN Issuance is PT Bank Tabungan Negara (Persero) Tbk.

Notes	Currency Principal (Rp million)	Issuance Date	Maturity Date	Term (Year)	Interest Rate per Annum (%) / Installment Payment per Year (Rp million)	Arranger	Monitoring Agent	Settlement Date
MTN I Telkom Year 2018 seri A	262,000	September 4, 2018	September 14, 2019	1	7.25%	PT Bahana Sekuritas, PT BNI Sekuritas, PT CGS-CIMB Sekuritas Indonesia, PT Danareksa Sekuritas and PT Mandiri Sekuritas	PT Bank Tabungan Negara (Persero) Tbk
MTN I Telkom Year 2018 Series B	200,000	September 4, 2018	September 4, 2020	2	8.00%
MTN I Telkom Year 2018 Series C	296,000	September 4, 2018	September 4, 2021	3	8.35%
MTN Syariah Ijarah I Telkom Year 2018 Series A	264,000	September 4, 2018	September 14, 2019	1	Rp19,000	PT Bahana Sekuritas, PT BNI Sekuritas, PT CGS-CIMB Sekuritas Indonesia, PT Danareksa Sekuritas and PT Mandiri Sekuritas	PT Bank Tabungan Negara (Persero) Tbk
MTN Syariah Ijarah I Telkom Year 2018 Series B	296,000	September 4, 2018	September 4, 2020	2	Rp24,000
MTN Syariah Ijarah I Telkom Year 2018 Series C	182,000	September 4, 2018	September 4, 2021	3	Rp15,000

NAME AND ADDRESS OF INSTITUTIONS AND/OR SUPPORTING CAPITAL MARKET PROFESSION

	Supporting Capital Market Profession	Address	Service	2018 Fee	Assignment Period
External Auditor/ Public Acountant	KAP Purwantono, Sungkoro & Surja (a member of Ernst & Young Global Limited)	Bursa Efek Indonesia Building, 2nd Tower, 7th floor Jl. Jend. Sudirman Kav. 52-53 Jakarta - 12190	Conducting Integrated Audit of PT Telkom Indonesia (Persero) Tbk (Telkom) and the General Audit of financial statements of subsidiaries. Publishing Consent Letter.	Rp49,245 million	Since 2012
Securities Administration Bureau	PT Datindo Entrycom	Wisma Sudirman Jl. Jend. Sudirman Kav. 34-35 Jakarta - 10220	Acting as a depository institution (Custodian) of Telkom’s common stock traded on the Indonesia Stock Exchange.	Rp136 million	Since 1995
Trustee	PT Bank Tabungan Negara (Persero) Tbk.	Bank BTN Tower Jl. Gajah Mada No. 1 Jakarta 10130	Representing the interests of bond holders with the Company for Bond II Telkom.	-	Since September 2018
	PT Bank Permata Tbk.	WTC II Building 28th floor Jl. Jend Sudirman Kav. 29-31 Jakarta 12920	Representing the interests of Bond holders with the Company for Telkom Shelf Registered Bond I.	Rp75 million	Since 2015
	PT Bank CIMB Niaga Tbk.	Graha CIMB Niaga, 20th floor Jl. Jend. Sudirman Kav. 58 Jakarta - 12190	Representing the interests of Bond holders with the Company for Telkom II.	Rp75 million	Until September 2018
Central Custodian	PT Kustodian Sentral Efek Indonesia	Bursa Efek Indonesia Building, Tower 1, 5th floor Jl. Jend. Sudirman Kav. 52‑53 Jakarta - 12190	- Providing a central depository and settlement of stock transactions on the Stock Exchange. - Storage services and settlement of securities transactions, distribution of corporate action results.	Rp10 million	Since 1995

	Supporting Capital Market Profession	Address	Service	2018 Fee	Assignment Period
Rating Agency	PT Pemeringkat Efek Indonesia	Panin Tower Senayan City, 17th floor Jl. Asia Afrika Lot. 19 Jakarta - 10270	Providing rating on credit risk of Telkom bond issuance.	Rp150 million	Since 2012
	Moody’s	Moody’s Investors Service Singapore Pte. Ltd, 50 Raffles Place #23-06, Singapore Land Tower, Singapura - 048623	Provides ratings on Telkom credit risk.	US$70,000	Since 2018
	Fitch	Fitch (Hong Kong) Limited 19/F Man Yee Building 68 Des Voeux Road Central, Hong Kong + 852 2263 9963	Provides ratings on Telkom credit risk.	US$65,000	Since 2018
ADS Custodian Bank	The Bank of New York Mellon Corporation	Corporate Headquarters 240 Greenwich Street New York, NY 10286 United States +1 212 495 1784	Acting as a depository institution (Custodian) of ADS shares traded on the NYSE.	-	Since 1995
Official Service Agency in The United States	Puglisi and Associates	850 Library Ave # 204, Newark United States - 19711	Acting as an authorized representative in the US with regard to securities in accordance with the law and regulations.	US$500	Since 2012
Legal Counsel	Hadiputranto, Hadinoto & Partners	Pacific Century Place, Level 35 Sudirman Central Business District Lot. 10 Jl. Jend. Sudirman Kav. 52-53 Jakarta 12190, Indonesia	Acting as capital market legal counsel	Rp225 million	Since 1995
Notary	Notaris/PPAT Ashoya Ratam, SH, MKn	Jl. Suryo No. 54, Kebayoran Baru, Jakarta 12180	Acting as notary	Rp25 million	Since 2012

MANAGEMENT ANALYSIS AND DISCUSSION

77	Operational Overview by Segment
92	Marketing Overview
98	Comprehensive Financial Performance
115	Solvency
116	Capital Structure
117	Capital Expenditure
119	Material Commitment for Capital Expenditure
121	Receivables Collectability
122	Material Information and Fact After Accountant Reporting Date
123	Macroeconomy
124	Indonesia Telecommunication Industry
127	Business Prospects and Sustainability of the Company
129	Comparison of Initial Year Target and Realization
130	Target or Projections For the Following Year
131	Dividend
132	Realization of Public Offering Fund
133	Material Transaction Information Containing Conflict of Interest, Transaction with Affiliated Parties, Investment, Divestment and Acquisition
134	Changes in Regulation
135	Changes in Accounting Policy

OPERATIONAL OVERVIEW BY SEGMENT

.
MOBILE	•	Offers mobile voice, SMS, broadband services and digital services.
	•	Nationwide coverage with more than 189,000 BTS.
	•	The largest cellular network operator in Indonesia.
ENTERPRISE	•	Offers end-to-end integrated ICT and Smart Enabler solutions to corporate and institutional customers.
	•	Market leader serving customers of 1,900 corporates, 300,416 SMBs and 979 government institutions.
CONSUMER	•	Offers high-speed internet, fixed line, and IPTV services through the IndiHome brand with 5.1 million subscribers.
	•	Dominates the largest market share of fixed broadband and IPTV in Indonesia.
WHOLESALE & INTERNATIONAL BUSINESS	•	Offering telecommunication services, tower, infrastructure, data centre, cloud and digital platform for domestic or international carrier and provider.
OTHERS	•	Offers various digital lifestyle services such as music, video, e-payment, and e-commerce platform.
	•	Focused on creating unique and different digital experiences.
	•	Building management, property, and company’s asset optimalization service.

SEGMENT PERFORMANCE HIGHLIGHTS

The following table shows an overview of the performance of each of the business segments of Telkom from 2016 to 2018.

Telkom's Results of Operation By Segment	Growth	Years ended December 31,
	2018-2017	2018		2017	2016
	(%)	(Rp billion)	(US$ million)	(Rp billion)	(Rp billion)
Mobile
Revenues
External revenues	(5.3)	85,338	5,934	90,073	83,998
Inter-segment revenues	25.7	3,880	270	3,086	2,724
Total segment revenues	(4.2)	89,218	6,204	93,159	86,722
External expenses	1.5	(40,041)	(2,784)	(39,452)	(37,814)
Inter-segment expenses	7.1	(15,408)	(1,071)	(14,382)	(12,547)
Total segment expenses	3.0	(55,449)	(3,856)	(53,834)	(50,361)
Segment results	(14.1)	33,769	2,348	39,325	36,361
Depreciation and amortization	(3.4)	(13,095)	(911)	(13,560)	(12,808)
Provision recognized in current period	50.5	(438)	(30)	(291)	(221)
Consumer
Revenues
External revenues	25.1	13,891	966	11,105	10,410
Inter-segment revenues	697.9	2,290	159	287	1,877
Total segment revenues	42.0	16,181	1,125	11,392	12,287
External expenses	13.3	(11,739)	(816)	(10,360)	(11,024)
Inter-segment expenses	142.6	(3,792)	(264)	(1,563)	(2,793)
Total segment expenses	30.3	(15,531)	(1,080)	(11,923)	(13,817)
Segment results	222.4	650	45	(531)	(1,530)
Depreciation and amortization	7.8	(3,060)	(213)	(2,839)	(2,881)
Provision recognized in current period	13.8	(438)	(30)	(385)	(392)
Enterprise
Revenues
External revenues	10.1	21,054	1,464	19,130	15,816
Inter-segment revenues	7.1	17,995	1,251	16,801	12,877
Total segment revenues	8.7	39,049	2,715	35,931	28,693
External expenses	5.2	(21,717)	(1,510)	(20,653)	(17,813)
Inter-segment expenses	7.2	(16,116)	(1,121)	(15,027)	(9,647)
Total segment expenses	6.0	(37,833)	(2,631)	(35,680)	(27,460)
Segment results	382.5	1,216	85	252	1,233
Depreciation and amortization	(0.4)	(2,128)	(148)	(2,136)	(1,386)
Provision recognized in current period	14.4	(764)	(53)	(668)	119
WIB
Revenues
External revenues	35.6	10,084	701	7,439	5,866
Inter-segment revenues	9.0	16,678	1,160	15,305	14,451
Total segment revenues	17.7	26,762	1,861	22,744	20,317
External expenses	18.6	(14,624)	(1,017)	(12,333)	(10,451)
Inter-segment expenses	7.1	(6,010)	(418)	(5,611)	(4,805)
Total segment expenses	15.0	(20,634)	(1,435)	(17,944)	(15,256)
Segment results	27.7	6,128	426	4,800	5,061
Depreciation and amortization	32.1	(3,146)	(219)	(2,382)	(1,715)
Provision recognized in current period	(44.1)	(71)	(5)	(127)	(238)
Other
Revenues
External Revenues	3.2	130	9	126	19
Inter-segment revenues	47.2	886	62	602	209
Total segment revenues	39.6	1,016	71	728	228
External expenses	6.4	(1,042)	(72)	(979)	(417)
Inter-segment expenses	(55.7)	(31)	(2)	(70)	(12)
Total segment expenses	2.3	(1,073)	(74)	(1,049)	(429)
Segment results	82.2	(57)	(4)	(321)	(201)
Depreciation and amortization	(4.5)	(21)	(1)	(22)	(19)
Provision recognized in current period	150.0	(5)	(0)	(2)	(1)

OPERATIONAL HIGHLIGHT

	Unit	Year Ended on Desember, 31
		2018	2017	2016
SUBSCRIBERS
Cellular Subsribers	(000) subscribers	162,987	196,322	173,920
Postpaid (kartuHalo)	(000) subscribers	5,400	4,739	4,180
Prepaid (simPATI, Kartu As, Loop)	(000) subscribers	157,587	191,583	169,740
Broadband Subsribers	(000) subscribers	113,813	111,074	89,058
Fixed broadband 1)	(000) subscribers	7,260	5,266	4,329
IndiHome	(000) subscribers	5,104	2,965	1,624
Mobile broadband 2)	(000) subscribers	106,553	105,808	84,729
Fixed Line Subsribers	(000) subscribers	11,111	10,957	10,663
Fixed wireline (POTS)	(000) subscribers	11,111	10,957	10,663
INFRASTRUCTURE
Satellite Capacity	TPE	133	73	60
Point of Presence	PoP	118	99	69
Domestic	PoP	46	42	40
International	PoP	72	57	29
BTS	unit	189,081	160,705	129,033
BTS 2G	unit	50,310	50,324	50,344
BTS 3G	unit	82,118	82,228	72,327
BTS 4G	unit	56,653	28,153	6,362
Tower	unit	30,485	29,061	25,558
Fiber Optic Backbone Network	km	161,652	155,524	106,000
Domestic	km	96,952	90,854	85,770
International	km	64,700	64,670	20,230
Wi-Fi Services	access point	382,361	352,642	362,200
CUSTOMER SERVICE
PlasaTelkom 3)	location	422	535	566
GraPARI TelkomGroup	location	7	4	-
Plasa Telkom Digital	location	10	-	-
GraPARI	location	440	442	423
International	location	11	10	7
Domestic	location	429	432	416
GraPARI Mobile	unit	761	761	487
IndiHome Mobile	unit	1,142	1,142	-
EMPLOYEES	people	24,071	24,065	23,876
Remarks:
1) Fixed broadband subscriber consists of IndiHome and high speed internet (HIS) subscriber
2) Mobile broadband includes Flash user, Blackberry user, and PAYU
3) PlasaTelkom outlet is a face-to-face customer service points consists of GraPARI TelkomGroup, Plasa Telkom Digital and other Plasa across Indonesia

MOBILE SEGMENT

“SIM card registration was the starting point for Telkomsel to re-map its costumers to provide the suitable customized program.”

Data traffic increased by 101.7% to 4,373,077 TB	More than 23 million TCASH registered users

Telkom performed its mobile segment business through its subsidiary Telkomsel, a leading cellular operator in Indonesia, with its 163 million subscriber and dominated more than 59.1% cellular market share. Telkomsel has been strengthening its broadband infrastructure by building new 4G LTE technology based 28,376 BTS, made its 4G LTE coverage more than 90% population. With this new BTS, Telkomsel has the widest network coverage of 189 thousand total BTS. Telkomsel commits giving the best experience for subscriber and presents the lastest telecommunication service which would be a future trend of telecommunication technology.

Throughout 2018, Indonesia cellular telecommunications industry experienced a very dynamic change and a decline, triggered by the accelerated transformation from legacy services to digital business, intense price war competition in data services and the implementation of prepaid SIM card registration policies.

Digital Business remained the growth stimulus and made revenue growth of 19.8% which substantially increased digital business contribution to total revenue into 53.0% from 42.3% in the previous year. This was supported by the growth in customer data to 106.6 million, an ARPU data increase, and a data usage growth of 101.7% into 4,373,077 TB.

Although in 2018 there was intense competition on mobile broadband services, especially during the prepaid SIM card registration process, the Mobile segment through Telkomsel efforts to push the data price level to a reasonable level and stifle the decline in legacy businesses, including offering programs such as voice and SMS package, succeeded quite well, then Telkomsel only recorded a decrease of 4.3%, and after consolidation, the Mobile segment only recorded a decrease in revenue of 5.3% compared to 2017. It was better than the decline in revenue of the main three operators of 7.4%.

The dynamics of the Indonesian telecommunications industry was also marked by intense competition in data services triggered by a price war especially during the implementation of prepaid SIM card registration, caused unhealthy cellular industry. Telkomsel takes the initiative to increase the price of data services while maintaining an ideal premium level and expects all operators would respond in the similar manner, to improve industrial conditions and provide growing opportunities.

In addition, the prepaid SIM card registration program conducted by the Government has a significant reduction in all cellular operators customer, but in the long-term it will provide positive benefits. Telkomsel complies with this

Government policy and believes that the registration of prepaid SIM cards would form a balance new business competition with more official and accurate customer data, so it could provide more appropriate customized programs for customers. In addition, this would lead to cost efficiency due to reduced SIM card production and distribution costs, the sales business model would be more oriented to the credit top-up packages sale than starter packs so that it is expected to provide a healthier revenue structure. Telkomsel started focussing to increase the High Value Customer (HVC). Nowadays, HVC contributed significantly toward Telkomsel revenue. To increase HVC and maintain their loyality, Telkomsel made profiling so that it could deliver more focused and high quality service.

Telkom has several products to serve various customer segments. The market brand for postpaid customers is kartuHalo, while prepaid customers is simPATI, Kartu As and Loop. Mobile broadband services are marketed under Telkomsel Flash and are supported by LTE/HSDPA/3G/EDGE/GPRS technology.

Several investments and initiatives have also been made to accelerate the digital services growth, in line with the access support of digital services in Indonesia and the Telkomsel mission to create Indonesia as a digital nation with digital services portfolio consisting of digital advertising, mobile banking, Internet of Things (IoT), mobile financial services, big data and API (Application Programming Interface) and digital lifestyle.

Digital advertising and mobile banking business includes several service categories such as digital advertising, mobile coupon and mobile banking as Telkom efforts to constantly improve its products and services as well as develop more channels. Telkomsel IoT (Internet of Things) is an enterprise customer service that connects devices, machines and objects that include built-in technology with the internet, so it would be an "intelligence" asset that could interact with the external environment. TCASH, is an electronic money service for financial transactions that supports the government's goal to expand financial inclusion and become cashless society. Telkom big data business delivers consumer insights to the market and API business which provides a great opportunity for application developers, SMB and corporation to improve their services in line with the online market growth.

Digital lifestyle continues to focus on providing prime mobile entertainment experiences for customers. Telkomsel aims to become the leading mobile entertainment provider in Indonesia through video, games, music and other VAS mobile service platforms by targeting various segments through various services. The innovation and digital solution product development for Enterprise segment are mobile security, NB-IoT and other celular soulution that use myBusiness—a Telkomsel product portfolio. On May 2018, Telkomel launched MAXstream as a platform and one-stop video platform with the joint of OTT video apps, linear channel, and VOD content. Telkomsel also provide a whole digital game ecosystem and released the first game “Shellfire” on October 2018 under “Dunia Games” brand.

Telkomsel is committed to providing the best experience for customers and presenting the latest telecommunications services, in the 2018 Asian Games, Telkomsel conducted a 5G trial presenting the "Telkomsel 5G Experience Center" at Gelora Bung Karno, Jakarta. Visitors could get to know and experienced the implementation of revolutionary technology directly through various devices equipped with 5G technology such as Live Streaming, Football 2020, Future Driving, Cycling Everywhere, and Autonomous Bus.

Mobile Segment Financial Performance 2016 – 2018

The mobile segment is the largest contributor to revenue in 2018, which is 65,4% of Telkom total revenue. Below is the table of mobile segment performance over the last three years:

Mobile Segment	2018-2017	2018		2017	2016
	(%)	(Rp billion)	(US$ million)	(Rp billion)	(Rp billion)
Revenues	(5.3)	85,338	5,934	90,073	83,998
Expenses	1.5	(40,041)	(2,784)	(39,452)	(37,814)
Results	(10.5)	45,297	3,150	50,621	46,184

Although there was a severe competition in mobile broadband service in 2018, particularly during the prepaid SIM card registration process, Telkom efforts adjusting data price to the fair level and maintaining the legacy business decrease was quite succsessful, by offering voice and SMS package. Mobile segment only recorded the revenue decrease by 5.3% than 2017. It was better than the decrease of the 3 main operators of 7.4%.

Throughout 2018, the revenue of the mobile segment was recorded at Rp85,338 billion (US$5,934 million), decreased by Rp4,735 billion or 5.3% from the previous year revenue. This decrease was mainly due to the decrease in voice revenues of Rp6,815 billion or 18.3% and SMS revenue of Rp4,007 billion or 30.4% from the previous year. However, the voice and SMS decrease was compensated by an increase in cellular data and internet revenues of Rp7,193 billion or grew by 18.9% from the previous year encouraged by mobile data traffic growth of 101.7%. Meanwhile, the expense for the mobile segment in 2018 increased by 1.5% into Rp40,041 billion compared to 2017, which was mainly due to increase of the operational and maintenance expense in line with new BTS construction in 2018. This increase was compensated by the decrease of depreciation and marketing expense due to selective marketing program. Mobile segment made profit of Rp45,297 billion in the 2018.

In the 2016-2017, the mobile segment recorded revenue of Rp90,073 billion, increased by Rp6,075 billion or 7.2% compared to Rp83,998 billion in 2016. This revenue increase was encouraged by the data and internet cellular revenue growth due to the increased mobile data consumption. Segment expenses in 2017 also increased by Rp1,638 billion or 4.3% to Rp39,452 billion in line with the construction of network infrastructure and the higher business volume. Compared to the 2016 revenue, Mobile segment result was increased by Rp 4,437 billion or 9.6%, into Rp50,621 billion.

ENTERPRISE SEGMENT

“The launch Merah Putih Satellite is strengthening Telkom’s capability providing connectivity service for customer, to uncovered fiber optic areas.”

1,900 corporate customers 300,416 SMB customers 979 government institution customers	60 TPE Merah Putih Satellite 49 TPE Telkom-3S Satellite 24 TPE Telkom-2 Satellite	3 data centers with a specification of tier 3 and 4 (domestic)

Enterprise segment serves end to end solution and ecosystem to corporates, SMB, and government institutions for digital connectivity, data center and cloud, IT service, digital service, Business Process Outsourcing (BPO), device and adjacent service. Beside exploiting its existing products, Telkom actively explores business partnerships with various global players, including in the fields of Internet of Thing, Big Data Analytics, Financial Service, Smart City and others.

In enterprise service, the highest revenue in this segment was from connectivity service, a basic service for customers, contributed 47.3% of the revenue supported by IT service data center and cloud, grew by 48.2% in enterprise segment. This high growth was in line with the high demand of digitalization from corporate, SMB and government institution.

As of December 31, 2018, enterprise customers reach 303,295 customers, including 1,900 corporate, 300,416 SMB, and 979 government institution. Telkom believes that the enterprise segment still has good growth opportunities, in line with the increasing of integrated ICT services importance and needs to improve the work efficiency.

Telkom position in enterprise segment is solid. Beside supported by the widest fiber optic-based infrastructure network providing high-quality connectivity services, the provision of end-to-end solutions to Telkom customers is also carried out together with several direct and indirect subsidiaries with its business variety providing a total solution.

Telkom made acquisition of PT Collega Inti Pratama through PT Sigma Cipta Caraka (Telkom Sigma) and PT Swadharma Sarana Informatika (SSI) through PT Multimedia Nusantara (Telkom Metra) to strengthen its capability in finance and banking industry.

In the future, Telkom will strives looking for more recurring new growth engines, by exploring opportunities to be a digital business provider. Telkom will strengthen the business model by encouraging business diversification   to various industries offering digital business-based services.

Telkom also notices the ICT services penetration in Small and Medium Business (SMBs) is still relatively low. Telkom expects its ICT services  presence would help business development among SMBs, considering the generated benefits, and also as the market opportunity for Telkom to grow with customers.

Enterprise Segmen Financial Performance 2016 – 2018

The revenue contribution of the enterprise segment on Telkom revenues is 16,1% of total revenue in 2018. Here is the table of enterprise segment performance over the last three years:

Enterprise Segment	2018-2017	2018		2017	2016
	(%)	(Rp billion)	(US$ million)	(Rp billion)	(Rp billion)
Revenues	10.1	21,054	1,464	19,130	15,816
Expenses	5.2	(21,717)	(1,510)	(20,653)	(17,813)
Results	56.5	(663)	(46)	(1,523)	(1,997)

The enterprise segment revenue in 2018 was recorded at Rp21,054 billion, increased by Rp1,924 billion or 10.1% from the previous year. This increase was from internet, data communication and information technology services revenue of Rp1,233 billion and e-business revenue of Rp251 billion. The main growth revenue booster was the IT service, grew by 48.2%. The higher growth is in line with the increasing companies need in digitizing their business processes to more competitive, and also for central and regional government institution to give better service for society, as well as to support SMB development. In the other hand, the enterprise segment expense in 2018 increased by 5.2% into Rp21,717 billion compared to 2017. The expenses increase was in line with the business volume increase. Based the calculation of intersegment expense allocation, Enterprise segment made loss result, but  it was a lower loss result of Rp663 billion, decreased by Rp860 billion or 56.5% compared to last year the loss.

In the 2016-2017, enterprise segment revenues increased by Rp3,314 billion or 21.0%, to Rp19,130 billion compared to Rp15,816 billion in the previous year. This is mainly due to the increasing digitalization requirement, especially in corporate, SMB and government institutions customers. The enterprise segment expenses also increased to Rp 20,653 billion, increased by Rp2,840 billion or 15.9% compared to Rp17,813 billion in 2016. Based the calculation of intersegment expense allocation, Enterprise segment made loss result in 2017 of Rp1,523 billion, but  it was a lower loss result than 2016 of Rp1,997 billion, as the revenue increase was higher than the expense increase.

CONSUMER SEGMENT

“With network modernization, advanced customer service, and attractive content variation, Telkom believes could deliver the best experience for IndiHome subsribers.”

5.1 Million IndiHome subscribers increased	9.1 million Optical Ports (fiber optic based broadband access)

IndiHome provides optical fiber-based fixed broadband services including high-speed fixed internet, (fixed wireline)  phones and the interactive TV with IPTV technology, to satisfy retail housing, apartment and premium cluster needs. In 2018, IndiHome subscribers grew from 2.9 million subscribers in 2017 to 5.1 million subscribers in 2018.

The customer growth is inseparable from the marketing strategy of More For Less programs, a bundling services providing programs that has more suitable needs and affordable price. Telkom uses the momentum of celebration days such as Chinese New Year, Ramadhan, Indonesian Independence Day, Christmas and New Year as a promotional period for IndiHome. At the same time, IndiHome also used the moment of the FIFA World Cup 2018 by becoming the official live broadcaster of all FIFA 2018 World Cup matches.

Besides special events promotions, Telkom continues to add beneficial services and features to IndiHome to increase its attractiveness for prospective customers. One of them is by enriching the TV channel through a variety of attractive minipacks. In 2018, IndiHome customers were served by 18 minipack options, compared to 11 minipack in 2017. Minipack demand has been increasing with the 4.4 million add on minipack transactions grew 243% compared to 2017.

On the other hand, a large community of gamers in Indonesia is one of the potential markets for IndiHome. With IndiHome gamer packages, customers would get in-game benefits (game points) that could be exchanged for attractive features. To enhance customer experience, Telkom also offers internet speed upgrade, all GSM operators call packages promotion, and Over-The-Top content such as UseeTV Go, iflix, HOOQ, and CATCHPLAY.

It cannot be denied that fixed broadband services are highly dependent on the infrastructure reliability and technicians supports. Network modernization has been carried out by replacing copper networks into fiber optic networks, managed by the subsidiariy, Telkom Access. Strengthening the skills of technicians has increased the percentage of new installments period (Mean Time To Install or MTTI) to below 3 days to 97% in 2018 from 87% in 2017. In addition, the percentage of under one day disturbances refinement completion increased to 82% in 2018 from 42% in 2017, with a significant reduction in the disturbances refinement or MTTR from 23.4 hours in 2017 to 9.8 hours in 2018. These efforts are in order to improve customer experience.

To improve network quality and capacity, network modernization is carried out by shutting down STOs and transforming them into T-Cloud. Along with technological developments, Telkom has shut down 719 STOs of 1,234 STOs in 2018. From these 719 STOs, 268 STOs have been transformed into T-Cloud. Telkom plans in 2020, all 1,234 STOs will be shutted down and transformed into T-Cloud in 2021. The T-Cloud is the STO resulted from the modernization process into 100% optical fiber access Node. With the increase in network quality and capacity as a result of the modernization of STO, the quality of services to customers is expected to increase.

Those service improvement and capacity made Telkom as the market leader with a estimated market share of 84.5%. We believe that the growth opportunity of the fixedbroad band business in Indonesia is still widely open as the middle-class household population growth and the penetration of high-speed internet services are estimated to be around 12%. It was lower than Malaysia, Vietnam and Thailand which have reached around 34%, 43% and 44%. Telkom emphasizes the retail market as a market positioning by performing expansion across Indonesia. To ensure the availability of IndiHome services across Indonesia, Telkom has built the optical fiber-based broadband access network with a total of 9.1 million optical ports.

Consumer Segment Financial Performance 2016 – 2018

Consumer segment contributes revenue of 10,6% of Telkom total revenues in 2018. Here is the consumer segment performance tables over the last three years:

Consumer Segment	2018-2017	2018		2017	2016
	(%)	(Rp billion)	(US$ million)	(Rp billion)	(Rp billion)
Revenues	25.1	13,891	966	11,105	10,410
Expenses	13.3	(11,739)	(816)	(10,360)	(11,024)
Results	188.9	2,152	150	745	(614)

Consumer segment financial performance in 2018 was very good, with the revenue reached Rp13,891 billion, increased by Rp2,786 billion or 25.1% higher than 2017. It was in line with the increase of IndiHome subscriber by 72.2% into 5.1 billion subscribers, the increase of minipack subscriber and up-sell service such as internet speed upgrade. In 2018, IndiHome revenue grew by 66.9% into Rp11,520 billion, and contributed approximately 82.9% towards total consumer segment revenue, increased from 62.2% in the previous year. Meanwhile, the expense of 2018 for the consumer segment was Rp11,739 billion, increased 13.3% compared to the previous year, in line with the IndiHome business expansion. However, the increase of Consumer segment expense was lower than the increase of the revenue, which indicated the cost control effectivity. With intersegment expense allocation, Consumer segment result in 2018 was quite high by 188.9% into Rp2,152 billion.

In the 2016-2017 period, revenue in the consumer segment was Rp11,105 billion, increased by Rp695 billion or 6.7% compared to Rp10,410 billion in 2016, in accordance with the increased of IndiHome subscriber. Meanwhile the expense in 2017 decreased by Rp664 billion or 6.0% from Rp11,024 billion in 2016 to Rp10,360 billion. This prompted consumer segment to record its profit Rp745 billion, better than the previous year which recorded loss of Rp614 billion, in other words, the growth of the results of the consumer segment from 2016-2017 increased by 221.3%.

WHOLESALE AND INTERNATIONAL BUSINESS SEGMENT (WIB)

“With the Indonesia Global Gateway, Telkom is able to provide direct broadband alternative connection across Europe, Asia and America.”

5 Data Centres (overseas) 14 neuCentrIX Data Centres (domestic)	161,652 km Backbone Fiber Optic Network 96,952 km (domestic) 64,700 km (international)	Point of presences (PoP) 72 Overseas PoPs 46 Domestic PoPs	12,485 towers

Wholesale and International Business segment serves domestic or global other operators, service provider and digital player for product and solution that could be differentiated into several business lines i.e. carrier service (network and traffic), tower, infrastructure and non-carrier international. The WIB business segment grew by 35.5% in 2018 driven by voice traffic products, digital enabler, infrastructure managed service and tower.

Carrier service grew by 29.1% due to marketing strategies targeting and the global transit market niche by flowing traffic among countries. The digital enabler business also grew significantly by 112.6% driven by growth in the data center and digital platform business.

Telkom has optical fiber-based backbone network with a length of 161,652 km including domestic network of 96,952 km. Throughout 2018, Telkom deployed several submarine cable systems to strengthen its optic fiber network such as the SLM (Sabang-Lhokseumawe-Medan), the PATARA (Papua Utara) connecting Sentani and Sarmi, and MATANUSA. These three submarine cable systems are expected to be ready for service in the first half of 2019. With this connected domestic network, it could give positive impact for  equal communication access and broadband information with similar quality across Indonesia. Telkom currently owns interests in global submarine cable infrastructure that connects the continents of Europe, Asia and America. Telkom succeeded completing Indonesia Global Gateway cable system with an approximate length of 5,400 km in 2018 that connected two main submarine cable system of SEA-US and SEA-ME-WE 5. With this connected cable system, Telkom could provide alternative direct broadband connection across Europe, Asia, and America.

Telkom has 14 neutral data centers in 10 cities in Indonesia. Telkom subsidiary, Telin, has 5 overseas data centers consisting of 3 locations in Singapore (Telin-1, Telin-2 and Telin-3), 1 location in Timor Leste and 1 location in Hong Kong. All data centers are given the commercial name neuCentrIX, a neutral data center for domestic and global telecommunications operators and service providers. Currently, Telkom is planning to build a large data center in Indonesia that will function as the main hub for all neuCentrIX data centers. The entire domestic and global data centers will be seamlessly connected, which is expected to be meeting point for digital business people, internet service providers, enterprise customers and others to support the realization of Telkom as a hub or center of the digital ecosystem.

Telkom also operated Content Delivery Networks (CDN) so customers could access content that require large bandwidth and prime quality in connection speed and visual quality.

In 2018, Telkom added 4 domestic PoP (Point of Presence) so it has 46 PoP dosmestic. Meanwhile, Telkom added 25 global PoP so  it has 72 global PoP in major cities in 33 countries. With these PoP, it is expected to improve convenience in providing services and interconnecting.

With the growing strength of Telkom's infrastructure both domestically and globally, it is expected to turn Indonesia become a Global Digital Hub.

Telkom international business is operated by its subsidiary, Telin, which has been present in 11 global offices located in Singapore, Hong Kong, Macau, Timor Leste, Australia, Myanmar, Malaysia, Taiwan, the United States of America, Saudi Arabia and New Zealand, who performs the wholesale network business, wholesale voice, data center, MVNO, MNO and BPO. To strengthen international business, Telkom carried out several corporate actions through Telin. Telkom made several corporate actions through its subsidiary to intensify international business, Telin. On April 18 and 25, 2018, Telin increased its share ownership of Telin Malaysia and TSGN into 70%. These two corporate actions aim to give the flexibility and majority control in encouraging Telin Malaysia business strategy, including developing new business initiatives and synergizing the capabilities of TelkomGroup.

Telkom manages the Tower business through its subsidiary Mitratel, leasing space to other operators to place their telecommunications equipment on these towers. In 2018, Mitratel aggressively made offers for the operator to reseller and/or  collocation its tower, which made growth of 6.6% and controled 27.5% tower market shares. Mitratel has 12,485 units towers with 15,712 tenants. From reseller business Mitratel had 6,494 tenants.

Telkom also manages the telecommunications infrastructure business including the energy solution, construction solution, managed services and submarine cables through its subsidiary, Telkom Infra. Telkom Infra business experienced significant growth of 113.0% which was supported by the energy solution project which was Telkom effort in monetizing the capability of building and managing telecommunications infrastructure.

Wholesale and International Business Segment Financial Performance 2016 – 2018

The Wholesale and International Business segment contributes revenue of 7,7% of Telkom total revenues in 2018. The following table shows the performance of the Wholesale and International Business segment over the last three years:

WIB Segment	2018-2017	2018		2017	2016
	(%)	(Rp billion)	(US$ million)	(Rp billion)	(Rp billion)
Revenues	35.6	10,084	701	7,439	5,866
Expenses	18.6	(14,624)	(1,017)	(12,333)	(10,451)
Results	7.2	(4,540)	(316)	(4,894)	(4,585)

WIB segment in 2018 recorded its revenue of Rp10,084 billion, increased significantly by Rp2,645 billion or 35.6% from Rp7,439 billion in 2017. The digital business contribution of this segment for 2018 was 57% higher than 53% in 2017. This achievment was due to the increase of international interconnection revenue from voice traffic service managed by Telin of Rp1,241 billion. Other revenue was also contributed by the managed service solution from Telkom Infra of Rp996 billion and network revenue of lease line and transponder of Rp319 billion. In the other hand, the WIB segment expense was Rp14,624 billion in 2018, increased by Rp2,291 billion or 18.6% compared to 2017. The increase was mainly due to strengthening of Telkom domestic and global infrastructure, such as the construction of optic-fiber based submarine cable and telecommunication tower. WIB main role in Group was supporting infrastructure and managed service provision, mainly for Mobile segment. It resulted that the WIB segment recorded its result toward intersegment expense allocation, resulted of Rp4,540 billion which better than last year recorded by Rp4,894 billion.

In the 2016-2017 period, the wholesale and international business segment made revenue of Rp7,439 billion in 2017, increased by Rp1,573 billion or 26.8% compared to Rp5,866 billion in 2016. The increase in revenue was in line with the increased of Telkom infrastructure capacity, which is able to provide wider coverage services to customers both domestically and abroad. The expenditure in 2017 increased by Rp1,882 billion or 18.0% into Rp12,333 billion compared to Rp10,451 billion in 2016, which mainly due to expenditure on infrastructure development. The expenses increase was greater than the revenue increase, caused a loss of Rp4,894 billion in 2017, increased by Rp309 billion or 6.7%, compared to the previous year loss of Rp4,585 billion.

OTHERS SEGMENT

“The sustainable product innovation and digital ecosystem formation would increase the customer satisfaction and convenience in adopting digital lifestyle.”

3.2 million BLANJA.com registered users	34.7 million MelOn active users

In other segments, Telkom offers digital advertising services, financial services, TV/video, e-Commerce, digital content and lifestyle, big data and smart platforms. Telkom also operates a venture capital fund through the subsidiary, PT Metra Digital Innovation which is also known as MDI Ventures, to invest in digital startups.

In digital advertising, Telkom delivers services including a digital advertising agency, integrated digital media, and big data analytics. Telkom also operates an ad exchange platform that brings publishers, advertisers, and agencies together to be able to carry out digital advertising activities effectively and efficiently by linking the buyers and sellers together in one advertisement marketplace.

E-Commerce services through BLANJA.com, an online marketplace that facilitates the sale of consumers-to-consumers and business-to-consumer. BLANJA.com also develops B2B commerce service targetting the TelkomGroup internal market, SOE, the Government, and corpoartion. BLANJA.com currently has approximately 3.2 million users with 130.1 thousand transactions and value of Rp102.9 billion. To increase its User Interface (UI) and User Experience (UX), BLANJA.com developed B2B commerce service for particular category such as education and migrant worker. BLANJA.com also increased its mobile apps, made one-stop account integration with LinkAja, launched seller apps, intensified QR code use and leveraged its big data analytic use.

MelOn is a digital content provider for music database and digital music content online application with 34.7 million active users. In 2018, MelOn user transaction reached 3,4 million. In September 2018, Telkom through its subsidiary Metranet, has launched an advertising based mobile video streaming collaborated with OONA, a Hong Kong digital company. This cooperation is expected Telkom capability in video service.

Telkom held Digital Amoeba and Indigo Creative Nation program to enhance its capability in digital sector. Digital Amoeba is a Corporate Innovation Lab program that aimed to accommodate and accelerate Telkom employee innovation. In order to accomodate and accelerate innovation from Telkom employees, there have been 52 teams validate their new product and process in the end of 2018, 14 of them is ready to further acceleration into a potential business portfolio. Indigo Creative Nation is a Telkom open innovation program collaborate with digital startup for developing new digital business, as well as the Telkom initiative program contributing in Indonesia digital creative industry development. Several startups made synergy with Telkom providing the digital product and solution such as PrivyID, Kofera, Run System, Nodeflux, Bahaso, Qiscus, and Opsigo. Moreover, on January 2018, Metranet acquired 30.4% share ownership of Cellum Global Zrt (Cellum), a provider of international cellular transaction solutions. This acquisition was supposed to strengthen Telkom technological capabilities through the development of mobile wallets as well as to get exclusive B2B partners with Cellum for future operations.

Other Segment Financial Performance 2016 – 2018

The contribution of other segments to Telkom revenue in 2018 is 0,1%. Here are the other segment performance tables over the last three years:

Other Segment	2018-2017	2018		2017	2016
	(%)	(Rp billion)	(US$ million)	(Rp billion)	(Rp billion)
Revenues	3.2	130	9	126	19
Expenses	6.4	(1,042)	(72)	(979)	(417)
Results	(6.9)	(912)	(63)	(853)	(398)

Other segment revenue was Rp130 billion throughout 2018, increased by 3.2% than the previous year. This revenue occurred due to increased transactions on BLANJA.com and Melon. Other segment expenses in 2018 was Rp1,042 billion, increased by 6.4% compared to 2017 due to the increase of digital business investments. These various situations caused the loss for other segments in 2018 into Rp912 billion, increased by 6.9% compared to last year loss.

In the 2016-2017, revenues in other segments recorded Rp126 billion, increased Rp107 billion or 563.2% compared to Rp19 billion in 2016. Meanwhile the increase in expenses in 2017 was Rp562 billion or 134.8%, into Rp979 billion. This resulted in an operating loss that increased by Rp455 billion or 114.3%, into Rp853 billion compared to Rp398 billion in 2016.

LEVERAGE ASSET PROGRAM

Telkom has very large fixed properties of more than 3,000 land and buildings spreading from Sabang to Merauke. In line with the technological development, the smaller telecommunications equipment used today requires smaller space. Due this condition, it resulted idle assets and space that could be utilized to provide maximum benefits for the TelkomGroup.

In 2018 Telkom focused and initiated intensively the asset leveraging program. Telkom divides asset leveraging into two categories based on cooperation partners, such as Synergy Group and Strategic & Retail Partnership.Synergy Group (SG) is the utilization of fixed assets specifically for TelkomGroup internal needs, including offices, warehouses, service centers (Plasa Telkom Digital, GraPARI TelkomGroup), and call centers.

Telkom landmark tower (TLT) and Telkomsel Smart Office (TSO), whose construction was completed in 2017 and 2016, became one of the master pieces of asset utilization that aims to create better synergy within the TelkomGroup entity. The formerly far-flung offices of TelkomGroup and its subsidiaries are now in the environment of The Telkom Hub (including Graha Merah Putih, Telkom Landmark Tower, Telkomsel Smart Office), that previously rented at outside of the TelkomGroup assets, its extensive Semi Gross Area (SGA) decreased by 113,885 m2.

Until 2018 the total SGA that has been utilized for the synergy group is 272,368 m2 (an additional area of 23,953 m2 in 2018), spreading in more than 493 locations across Indonesia (an additional 106 locations in 2018).

In addition to support the operations and expansion of the TelkomGroup, Synergy Group also aims to create cost efficiency derived from decreasing base rent. This efficiency was resulted from the changes that previously leased land and buildings outside of Telkom assets, then utilized Telkom assets.

The Synergy Group project has been operated and utilized by TelkomGroup entities, such as Telkomsel, Telkom Akses, Telkomedika, PINS, Mitratel, Telkom Sigma, Infomedia, Telkomsat. Some of these projects include Grha Merah Putih Sorong, Balai Merah Putih Pematang Siantar, Telkomsel branch offices (Central Jakarta, Bengkulu, Pangkalpinang, and Bandung), Telkomsel Pontianak warehouses and Infomedia call center Bogor.

The Strategic and Retail Partnership (SRP) is the utilization of fixed assets specifically for the external TelkomGroup. In 2018 we recorded revenues of Rp324 billion. The revenues obtained from various sectors include food and beverage, hospitality, consumer goods, education, collaboration space, and other retail. The cooperation offer are rent, business cooperation, build-operate-transfer (BOT).

Until 2018, Telkom has cooperated with local and global players in more than 40 locations, such as McDonald's, Mercure (Accor Hotels), Alfamart, Indomaret, Pertamina Retail, Starbucks, The Coffee Bean and Tea Leaf, and Maxx Coffee. This asset utilization activity collaborates on asset utilization and is enriched by the TelkomGroup digital ecosystem.

MARKETING OVERVIEW

MARKET SHARE

Telkom has a dominant market share in almost all business segments.

For the mobile segment, Telkom market share based on the number of subsciber until the end of 2018 was 59.1%. The Telkomsel cellular subscibers at the end of 2018 was 163 million, with 107 million subscribers were mobile broadband subsciber. This market share position increased from the previous year of 54.5%. This increase in the cellular market share could not be separated from Telkom success in implementing prepaid SIM card registration and the effectiveness of the marketing programs.

Cellular Market Share

150.0%
100.0%
50.0%
0.0%
43.2%
56.8%
45.5%
54.5%
40.9%
59.1%
FY 2016
FY 2017
FY 2018
Telkomsel
Competitors

In the consumer segment, Telkom succeeded significantly in increasing Telkom market share in fixed broadband services. The number of IndiHome subscibers at the end of 2018 increased by 72% into 5.1 million subscribers from 2.9 million in the previous year. With this increase, IndiHome controled 84.5% of the fixed broadband market share in Indonesia. This market share position was stronger than 2017 of 81.1% market share. The success of increasing market share includes the results of strengthening access and IT infrastructure that have a good impact impact on service quality, technician productivity, and marketing strategy.

Regarding the enterprise segment, there are several indicators that could describe Telkom market share position. In terms of bandwidth service, Telkom estimated its market share position in 2018 was approximately 73%. Through Telkom Sigma, Telkom estimated controlling the integration of the system market share of 55.4%. For business process outsourcing (BPO), Telkom estimated dominating the market of 41% through its subsidiary Infomedia. As for the satellite business, Telkom estimated controlling the market approximately of 37% market share.

For the WIB segment, in the tower business, Telkom estimated the market share of 27.5% through the subsidiary Mitratel. Compared to the previous year, Mitratel market share was higher from 26.6% due to the addition of tenants.

MARKETING STRATEGY

Telkom has implemented a comprehensive marketing and promotional strategy to boost its brand and sales, including through marketing communication activities and product and service distribution channel development. To increase sales, Telkom also uses above and below the line marketing (ATL and BTL) channels to promote its services to certain parties and communities. Telkom also continues to place the advertisement in printed and electronic media as well as implement marketing methods such as point of sales broadcasting as well as promotion and sponsorship events. Marketing strategies are customized based on the characteristics of Telkom targeted business and customer segments to be more effective and efficient.

Consumer

IndiHome was still the leading product for the consumer customer market. Not only targeting the residential segment as the main market segment in 2018 but Telkom also maximizes penetration into apartments and premium clusters. Telkom marketing strategies are:  (i) giving promotion price and costumer value, (ii) consistently offer products with attractive values through various sales channels especially digital channels, (iii) and held campaigns and year-round promotions such as Chinese New Year, Ramadhan, Indonesia Independence Day, Christmas and New Year Promo.

In 2018, Telkom had sales strategy focused on dynamic pricing implementation allowing prices to project different conditions in areas of Indonesia while providing superior bundled products with faster and better service for customers. Telkom also introduced a points program for the salesperson to incentivize greater sales activity on weekends and holidays in order to provide more convenience for the customers.

Telkom intensified operating activities to provide tailored service for customers by using their profiles created through the data compilation in order to personalize service and product which might be attractive to customers. Telkom has also developed an end-to-end traceable customer relationship management process, allowing to identify and rectify problems as they happen, rather than waiting for customers alert us to such issues, so Telkom could proactively solve problems avoiding customers inconvenienced.

Mobile

For mobile segment, Telkom focused on improving profitability and increasing ARPU through healthier pricing. For instance, in 2018, Telkom introduced "More for More" program, which would give customers more value-added with higher ARPU. Telkom also continued promotion of mobile package options in order to encourage existing mobile broadband customers to increase their services use. In addition, Telkom continued promoting data package options which targeted the youth segment under Loop brand. Telkom efforts to increase ARPU included providing digital lifestyle and payment services as mobile-based digital life services.

In 2018, Telkom continued to introduce new products and to revamp mobile package options in order to appeal to various groups of customers. For example, Telkom introduced MAXstream, a video platform offering free and paid content, as well Shellfire, a gaming platform which offers in-app purchase opportunities and Langitmusik, a streaming music service. Telkom increased opportunities for customers to use TCASH, including extending the ability to use TCASH to non-subscribers. Telkom also collaborated with additional partners such as taxi services, petrol stations, and food and beverage operators for the use of TCASH as payment.

Enterprise

For enterprise customers, Telkom applied a marketing strategy in winning the competition at high-end market customers using strategic managing accounts with the aim of improving relationship quality better than competitors through more focused services and customized to customer needs. Telkom also applied a marketing strategy under the “Disruptive Digitize Nation” program, which comprises:

•

Ignite DISRUPTIVE Government Initiatives; which aims to become the Government partner for technology provision, information and communications service (ICT) by collaborating with the government on strategic ICT mega-deals that focus on the digital customer experience.

•	Lead End to End Enterprise DIGITIZED Ecosystem; which markets end-to-end digital ICT solutions to the enterprise customers providing customized specific and segmented solutions based for costumer
•	Build NATION’s Digital-Driven SMB which markets basic ICT solutions in connectivity service and solution packages massively for SMB by providing proper digital platform to give experience.

In 2018, Telkom had sales strategies comprises: (i) Provide Account Manager for corporation segment,  it acted as the point of contact for interaction to the customer for end-to-end service, from initiation to after-sales service, (ii) Provide Government Relationship Officer for government customers to manage a close relationship with customers for the whole year as courtship for next year contract renewal and current service deliverable, and (iii) Provide Business Account Manager for medium SMB segment, Tele Account Management (TAM) served small SMB segment, and for micro SMB segment served with Value-Added Reseller method.

During 2018, Telkom has customer care management or after sales service through several ways, including call and contact center for handling customer request, complaints as well as delivering information of several products and services.

Wholesale and International Business

Wholesale and international business customers are mainly domestic Other License Operators (OLO), service providers, global wholesaler and carrier, and enterprises that related to Telkom product or services such as international data center or international connectivity (IPLC) besides retail customers in Telkom international operation of MNO and MVNO. However, for both Telkom wholesale and international business and network infrastructure portfolio, Telkom focuses on the implementation of:

•	Attractive pricing, which is a creative and innovative business scheme in traffic voice; and network service to satisfy customer need and business target; and
•	Services improvement for international data center, MNO, MVNO, and BPO customers in order to maintain strong relationships with the customers.

In 2018, Telkom had different sales channel in every business lines which acted as the sales and distribution channel for any sales perform by any entity. Telkom has customer care management for wholesale and international business customers such as Account Manager, OLO care center, wholesale digital touch point Apps (covering domestic & international customers), and World Hub Operation Command Center (WHOCC) which supporting for 24 hours every day.

Other and Digital Services

For digital service customers, Telkom implements a marketing strategy which focuss on strengthening and improving digital innovation, including by:

•	Enriching digital content;
•	Creating digital services with unique features;
•	Improving brand, platform, operational, and customer experiences;
•	Building digital business models in order to support Indonesia digital economics;
•	Leveraging assets and inventory to obtain increasing insight into digital services and customer experience; and
•	Growing the portfolio of digital business through investment in digital startups in order to be a part of Indonesia digital ecosystem.

Telkom has a tailor sales strategy for each particular digital business and the needs of their customers. Telkom offers customer care and channel management, including through contact centers, dedicated account management for large corporation, websites, and social media.

DISTRIBUTION CHANNEL

Customer Service Point

Telkom has Plasa Telkom, GraPARI Telkomsel (and) GraPARI TelkomGroup as walk-in customer service points to access all Telkom dan Telkomsel product and service. It includes billing, payments, subscription cancellation, promotion and complaint handling.

As of December 31, 2018, Telkom has 422 Plasa Telkom outlet and 429 GraPARI center  in Indonesia, as well 11 overseas GraPARI (Saudi Arabia, singapore, Hong Kong, Macau, Taiwan and Malaysia) and 7 GraPARI TelkomGroup. Telkom also operated 761 unit mobile GraPARI and 1,142 unit mobile IndiHome.

Digital Touch Point

Digital touch point is a web-based and mobile-based service provided for IndiHome and corporate customers. Telkom provides MyIndiHome as a mobile-based self-care service for IndiHome customers. Through the application, customers could make subscription requests, billing and payment management, reporting and monitoring network issues, and accessing video on demand and customer reward programs. Telkomsel also offers myTelkomsel, a self-care mobile application-based service for Telkomsel subscribers, which provides information on services, allows the purchase of packages and products as well as account management. For customer journey, Telkom measures experience with the global standard Net Promoter Score (NPS). NPS information is used to improve customer experience in using services and improving the quality of products and services.

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Partnership Stores

This scheme is an extension of the distribution channels through cooperation with various third-party marketing outlets, such as a computer or electronic stores, banks through ATM networks and other business networks.

Contact Centers

Serving as call centers, Telkom has contact centers that help customers access products and services including billing inquiries, submitting complaints and accessing to certain promotional information and service features. Telkom operates a 24-hour contact center facility in Jakarta, Semarang, Bandung, Surabaya, Makassar, Malang and Medan.

Account Management Team

Managing relationship and portfolio specifically for corporate, SME, government institution and wholesale customers.

Sales Specialist

Sale Specialist is a person who has advanced technical knowledge about product and service for the corporate customer and cooperates with the account manager.

Channel Partner

For enterprise customers, Telkom cooperates with VAR (Value Added Reseller) who carry out sales and marketing activities to meet specific enterprise customer demands and for retail customers to offer retail packages. Telkom also works with third parties to conduct sales activities through certain events.

Website

Telkom operates www.telkom.co.id, www.telkomsel.com and www.indihome.co.id in order to facilitate customers to access products and services. Some features of available services are e-billing, registration, collective billing information, and filing complaints.

Social Media

In line with the growing digital lifestyle, Telkom uses social media such as Facebook, Instagram, and Twitter, to provide information, and communicate with customers about products and services.

TCASH Wallet

A digital wallet application which allows customers to purchase data,  voice package,  and pay bills or other product with TCASH.

CUSTOMER RELATIONSHIP MANAGEMENT (CRM)

Telkom made the enhancement of IT-based Customer Relationship Management (CRM) to improve customer experience by NCX (New Customer Experience) application. With tis application, Telkom could obtain and integrated information such as historical data and customer preference that helps the customer approaching, acquisition, agreement composition, and order submitting process, so that the customers would get high quality service. NCX has been operated gradually for enterprise as well as wholesale and international business segment in 2018, meanwhile it will be operated in 2019 for consumer segment.

COMPREHENSIVE FINANCIAL PERFORMANCE

FINANCIAL POSITION OVERVIEW

At the end of 2018, the Telkom recorded Total Assets of Rp206,196 billion, up 3.9% from the position at the end of the previous year. The increase in Total Assets was mainly due to the increase in Fixed Assets in line with infrastructure development.

Whereas the Telkom's total liabilities at the end of 2018 were recorded at Rp88,893 billion, up by 2.9%, which was mainly due to the increase in debt in order to support funding in infrastructure development as well as to optimize the capital structure.

These tables show financial position of Telkom for three years, from 2016 to 2018.

Consolidated statements of financial position table	Growth	Years ended December 31,
	2018-2017	2018		2017	2016
	(%)	(Rp billion)	(US$ million)	(Rp billion)	(Rp billion)
Total Current Assets	(9.0)	43,268	3,009	47,561	47,701
Total Non-Current Assets	8.0	162,928	11,330	150,923	131,910
Total Assets	3.9	206,196	14,339	198,484	179,611
Total Current Liabilities	2.0	46,261	3,217	45,376	39,762
Total Non-Current Liabilities	4.0	42,632	2,965	40,978	34,305
Total Liabilities	2.9	88,893	6,182	86,354	74,067
Total Equity attributable to owners of the parent company	6.7	98,910	6,878	92,713	84,384

Financial Position Comparison

Composition of Assets and Liability during 2018, 2017 and 2016 can be seen in the following graphic.

Comparison of Financial Position as of December 31 2018 Compared to as of December 31 2017

1.	Assets
As of December 31, 2018, Telkom have total assets of Rp206,196 billion (US$14,339 million), an increase 3.9% from Rp198,484 billion in 2017.
	a.	Current Assets

Current assets position reached Rp43,268 billion (US$3,009million) as of December 31, 2018, decrease by Rp4,293 million or 9.0% from Rp47,561 billion as at 31 December 2017. The decrease in current assets is mainly due to:

		•	Decrease in cash and cash equivalent by Rp7,706 billion or 30.6% due to dividen payment, capital expenditure and bank loan payment.
		•	Decrease in other current financial assets by Rp869 billion or 40.0% due to the decrease available-for-sale financial assets.
		•	Decrease in claim for tax refund by Rp312 billion or 34.4%.
These decrease were compensated by:
		•	Increase in trade receivables by Rp2,192 billion or 23.8% due to third parties trade receivables of Rp1,611 billion.
		•	Increase in prepaid taxes by Rp802 billion or 41.2% due to the increase of prepaid cash payments for value added taxes.
		•	Increase other current assets by Rp799 billion or 11.1%
		•	Increase in other receivables by Rp385 billion or 112.6%.
		•	Increase in assets held for sale by Rp330 billion or 3,300.0%.
	b.	Non-Current Assets

As of December 31, 2018, non-current assets reached Rp162,982 billion (US$11,330 million), increase Rp12,005 billion or  8,0% compared to Rp150,923 billion in 2017. Increase in non-current assets is mainly caused by:

		•	Increase in property and equipment by Rp13,077 billion or 10.0% with the increase in infrastructure construction.
		•	Increase in intangible asset by Rp1,502 billion or 42.5% due to the goodwill increase from the acquisition of Swadharma Sarana Informatika and Telin Malaysia.
		•	Increase in long-term investment by Rp324 billion or 15.1% due to the acquisition Cellum and other long-term investmen.
These increase were compensated by:
		•	Decrease other non-current assets by Rp2,598 billion or 21,2% due to the decrease in advances for purchases of property and equipment.
		•	Decrease in deferred tax assets by Rp300 billion or 10.7%.
2.	Liabilities
As of December 31, 2018 liabilities amount to Rp88,893 billion (US$6,182 million), increase 2.9% from Rp86,354 billion in 2017.
	a.	Current Liabilities

As of December 31, 2018, current liabilities position reached Rp46,261 billion (US$3,217 million), increase 2.0%  compared to Rp45,376 billion as at 31 December 2017.  Telkom current liabilities increase is mainly due to:

•

Increase in short-term bank loans by Rp1,754 billion or 76.6% due to the increase of third parties short-term bank loans such as DBS and MUFG Bank, for Telkom and subsidiaries working capital. This acquired bank loan facilities was spent for working capital

		•	Increase in current maturities of long term borrowings by Rp1,087 billion or 23.1% due to matured bonds and notes in a year for Rp525 billion.
		•	Increase in advances from customers by Rp329 billion or 26.5%.
		•	Increase in other payables by Rp231 billion or 106.5%.

The increase is compensated by:
		•	A decrease in taxes payable by Rp1,610 billion or 57.7% due to the decrease of the subsidiaries value-added tax.
		•	A decrease in trade payables by Rp808 billion or 5.2% due to the decrease in third parties payable by Rp905 billion.
		•	A decrease in unearned income by Rp237 billion or 4.4%.
	b.	Non-Current Liabilities

As of December 31, 2018, Telkom non-current liabilities reached Rp42,632 billion (US$2,965 million), increase by Rp1,654 billion or 4.0% from Rp40,978 billion as of December 31, 2017. Telkom increase in non current liabilities due to:

•

Increase in long-term borrowings by Rp5,574 billion or 20.6% due to increase in bank loans by Rp4,859 billion, bond and notes by Rp974 billion and other borrowings by Rp754 billion. The increase is compensated by decrease in obligation under finance leases by Rp672 billion and two step loans by Rp141 billion.

		•	Increase in deferred tax liabilities by Rp319 billion or 34.2%.

The increase is compensated by the decrease in pension benefits and other post-employment benefits obligation by Rp4,640 billion or 45.5% due to the decrease of pension benefits by Rp2,405 and post-employment healthcare benefits  by Rp2,224.

3.	Equity

Telkom recorded total equity increase by Rp5,173 billion or 4.6% from Rp112,130 billion as at December 31, 2017 to Rp117,303 billion (US$8,157 million) as of December 31, 2018. The increase is mainly due to total retained earning increase by Rp6,099 billion or 7.2% due to the increase in total comprehensive income for the year attibutable to owners of the parent company is Rp22,844 billion. The increase is compensated by decrease in non controlling interest by Rp1,024 billion.

Comparison of Financial Position as of December 31 2017 Compared to as of December 31 2016

1.	Assets
As of December 31, 2017, Telkom have total assets of Rp198,484 billion, an increase 10.5% from Rp179,611 billion in 2016.
	a.	Current Assets

Current assets position reached Rp47,561 billion as of December 31, 2017, decrease by Rp140 billion or 0.3% from Rp47,701 billion as at 31 December 2016. The decrease in the current assets is mainly due to:

		•	Decrease in cash and cash equivalent by Rp4,622 billion or 15.5% due to dividen payment and capital expenditure.
		•	Decrease in other receivables by Rp195 billion or 36.3%.
		•	Decrease in prepaid tax Rp191 billion or 8.9%.
These decrease were offset by:
		•	Increase in other current asset by Rp1,937 billion or 36.9% due to radio frequency licensing.
		•	Increase in trade receivables by Rp1,859 billion or 25.2% due to increase in third party receivables by Rp1,208 billion.
		•	Increase in other current financial asset by Rp702 billion or 47.7%.
		•	Increase in claim for tax refund by Rp316 billion or 53.4%.

	b.	Non Current Assets
As of December 31, 2017, non-current assets reached Rp150,923 billion, increase by Rp19,013 billion or 14.4% compared to Rp131,910 billion in 2016. Increase in non-current assets is mainly caused by:
		•	Increase in property and equipment by Rp15,673 billion or 13.7% due to increase in transmission network.
		•	Increase in deferred tax asset by Rp2,035 billion or 264.6% due to asset revaluation.
		•	Increase in other non-current asset by Rp762 billion or 6.6%.
		•	Increase in intangible asset by Rp441 billion or 14.3%.
		•	Increase in long-term investment by Rp301 billion atau 16.3%.

These increase were offset by decrease in prepaid pension benefit cost by Rp199 miliar.
2.	Liabilities
As of December 31, 2017 The liabilities amount to Rp86,354 billion, increase 16.6% from Rp74,067 billion in 2016.
	a.	Current Liabilities
As of December 31, 2017, the short-term liabilities reached Rp45,376 billion, increase 14.1% compared to Rp39,762 billion as at 31 December 2016. The current liabilities increase is mainly due to:
		•	Increase in trade payables by Rp2,056 billion or 15.2% due to an increase in third party trade payables of Rp2,707 billion.
		•	Increase in short-term bank loans by Rp1,378 billion or 151.3%.
		•	Increase in accrued expenses by Rp1,347 billion or 11.9% due to operational, maintenance dan telecommunication service expense.
		•	Increase in current maturities of long term borrowings by Rp688 billion or 15.2%.
		•	Increase in advances from customers and suppliers by Rp400 billion or 47.6%.
The increase is compensated by:
		•	A decrease in taxes payable by Rp164 miliar or 5.6%.
		•	A decrease in unearned income by Rp136 billion or 2.4%.
	b.	Non-Current Liabilities

As of December 31, 2017, the non-current liabilities reached Rp40,978 billion, increase by 6,673 billion or  19.5% from Rp34,305 billion as of December 31, 2016. The increase in non current liabilities due to:

		•	Increase in pension benefits and other post-employment benefits obligation by Rp4,069 billion or 66,4%.
•

Increase in long-term borrowings by Rp1,607 billion or 6.1% due to increase in bank loans by Rp1,965 billion and other borrowings by Rp499 billion. The increase is compensated by decrease in obligation under finance leases by Rp342 billion, bonds and notes by Rp340 billion and two step loans by Rp175 billion.

		•	Increase in other liabilities by Rp565 billion or 1,948.3%
		•	Increase in deferred tax liabilities by Rp188 billion or 25.2%.
		•	Increase in long service award provision Rp145 billion or 23.7%.
3.	Equity

Telkom recorded total equity increase by Rp6,586 billion or 6.2%  from Rp105,544 billion as at December 31, 2016 to Rp112,130 billion as of December 31, 2017. The increase is mainly due to total retained earning increase by Rp8,281 billion or 10.8% to Rp19,952 billion due to increase in total comprehensive income for the year attibutable to owners of the parent company. The increase is compensated by decrease in non controlling interest by Rp1,743 billion.

PROFIT AND LOSS OVERVIEW

In 2018, Telkom recorded a consolidated income of Rp130.8 trillion, a positive growth of 2.0%. Telkom's digital business revenue, which includes broadband connectivity and digital services, experienced a significant growth of 23.1%, which was able to compensate for the decline in the legacy business by 19.9%. The results of this performance show that the contribution of digital business in 2018 increased significantly to 61.6% from 51.1% in 2017. The achievement also shows that Telkom is on the right track to become the Digital Telecommunication Company by continuing to strengthen the capabilities of digital business, while demonstrating an increasingly solid commitment to serve various digital needs of customers.

Operating expenses grew by 12.5% to Rp71.6 trillion, in line with investment in infrastructure development both mobile and fixed line. Sustainable infrastructure development, especially broadband infrastructure is very important to ensure the best customer digital experience. While the total burden in 2018 was recorded at Rp93.96 trillion, or an increase of 9.8% compared to the previous year.

In 2018, Telkom profit before interest, tax, depreciation and amortization (EBITDA) decreased by 8.4% into Rp59.2 trillion along with the development of a sustainable broadband infrastructure.

Telkom net profit also decreased by 18.6% into Rp18.0 trillion or 13.7%  if not considered income as the impact of asset revaluation in 2017.

The following table shows Telkom Comprehensive Profit for three years from 2016 to 2018, with each percentage representing a comparison of total revenues or expenses.

Table of Comprehensive Income	Growth	Years ended December 31,
	2018-2017	2018			2017		2016
	(%)	(Rp billion)	(US$ million)%		(Rp billion)%		(Rp billion)%
Revenues	2.0	130,784	9,095	100.0	128,256	100.0	116,333	100.0
Telephone Revenus	(17.3)	36,319	2,526	27.8	43,911	34.2	46,039	39.6
Cellular	(18.3)	30,431	2,116	23.3	37,246	29.0	38,497	33.1
Fixed Line	(11.7)	5,888	409	4.5	6,665	5.2	7,542	6.5
Interconnection Revenues	5.6	5,463	380	4.2	5,175	4.0	4,151	3.6
Data, Internet and Information Technology Revenues	12.6	77,153	5,365	59.0	68,535	53.4	58,971	50.6
Celluler internet and data	18.9	45,154	3,140	34.5	37,961	29.6	28,308	24.3
Short Messaging Service (SMS)	(30.4)	9,185	639	7.0	13,192	10.3	15,980	13.7
Internet, data communication and information technology services	29.0	19,454	1,353	14.9	15,085	11.8	13,073	11.2
Pay TV	29.0	2,508	174	1.9	1,944	1.5	1,546	1.3
Others	141.4	852	59	0.7	353	0.3	64	0.1
Network Revenues	(8.0)	1,723	120	1.3	1,873	1.5	1,444	1.2
Other Telecommunications Revenues	15.6	10,126	704	7.7	8,762	6.8	5,728	4.9
Sales of peripherals	(19.2)	1,851	129	1.4	2,292	1.8	1,490	1.3
Telecommunication tower leases	14.2	909	63	0.7	796	0.6	733	0.6
Call center service	8.5	1,052	73	0.8	970	0.8	678	0.6
E-payment	(11.1)	449	31	0.3	505	0.4	424	0.4
E-health	19.8	563	39	0.4	470	0.4	415	0.4
CPE and terminal	170.5	1,450	101	1.1	536	0.4	192	0.2
Others	20.6	3,852	268	2.9	3,193	2.5	1,796	1.5
Expenses	9.8	93,691	6,515	100.0	85,362	100.0	77,888	100.0
Depreciation and Amortization Expenses	4.7	21,406	1,489	22.8	20,446	24.0	18,532	23.8
Operations, Maintenance and Telecommunication Services Expenses	19.6	43,791	3,045	46.7	36,603	42.9	31,263	40.1
Operations and Maintenance	11.7	25,214	1,753	26.9	22,577	26.4	18,610	23.9
Radio frequency usage charges	28.0	5,473	381	5.8	4,276	5.0	3,687	4.7
Leased lines and CPE	96.6	5,125	356	5.5	2,607	3.1	2,578	3.3
Concession fees and USO charges	2.1	2,297	160	2.5	2,249	2.6	2,217	2.8

Table of Comprehensive Income	Growth	Years ended December 31,
	2018-2017	2018			2017		2016
	(%)	(Rp billion)	(US$ million)%		(Rp billion)%		(Rp billion)%
Cost of sales of handset	20.5	1,860	129	2.0	1,544	1.8	1,481	1.9
Electricity, gas and water	1.4	1,051	73	1.1	1,037	1.2	960	1.2
Cost of SIM cards and vouchers	(16.3)	765	53	0.8	914	1.1	624	0.8
Vehicles rental and supporting facilities	37.2	413	29	0.4	301	0.4	367	0.5
Tower leases	1.7	480	33	0.5	472	0.6	322	0.4
Insurance	(34.4)	193	13	0.2	294	0.3	256	0.3
Others	177.1	920	64	1.0	332	0.4	161	0.2
Personnel Expenses	(2.6)	13,178	916	14.1	13,529	15.8	13,612	17.5
Salaries and related benefits	3.3	8,077	562	8.6	7,821	9.2	7,476	9.6
Vacation pay, incentives and other benefits	(1.4)	3,292	229	3.5	3,339	3.9	3,865	5.0
Pension benefit cost	(34.1)	1,120	78	1.2	1,700	2.0	1,068	1.4
Early Retirement Program	-	-	-	0.0	-	-	628	0.8
Long Service Award (LSA) Expense	(36.9)	161	11	0.2	255	0.3	237	0.3
Net periodic post employment health care benefits cost	21.4	335	23	0.4	276	0.3	163	0.1
Other employee benefit cost	82.3	113	8	0.1	62	0.1	82	0.1
Other post-employment benefit cost	(23.8)	32	2	0.0	42	0.0	48	0.1
Others	41.2	48	3	0.1	34	0.0	45	0.1
Interconnection Expenses	43.4	4,283	298	4.6	2,987	3.5	3,218	4.1
Marketing Expenses	(20.0)	4,214	293	4.5	5,268	6.2	4,132	5.3
General and Administrative Expenses	16.7	6,137	427	6.6	5,260	6.2	4,610	5.9
General Expenses	23.7	1,792	125	1.9	1,449	1.7	1,626	2.1
Provision for impairment of receivables	15.4	1,724	120	1.8	1,494	1.8	743	1.0
Training, education and recruitment	(12.8)	463	32	0.5	531	0.6	399	0.5
Collection expenses	16.3	157	11	0.2	135	0.2	152	0.2
Travelling	(12.6)	415	29	0.4	475	0.6	436	0.6
Professional fees	65.3	823	57	0.9	498	0.6	594	0.8
Meeting	(3.3)	233	16	0.2	241	0.3	207	0.3
Social contribution	(8.1)	181	13	0.2	197	0.2	134	0.2
Others	45.4	349	24	0.4	240	0.3	319	0.4
Other expenses	(46.3)	682	47	0.7	1,269	1.5	2,521	3.2
Gain / loss on foreign exchange-net	33.3	(68)	(5)	(0.1)	(51)	(0.1)	52	0.1
Other expenses	(43.2)	750	52	0.8	1,320	1.5	2,469	3.2
Other Income	68.6	1,752	122		1,039		750
Operating Profit	(11.6)	38,845	2,701		43,933		39,195
Finance Income	(29.3)	1,014	71		1,434		1,716
Finance Costs	26.7	(3,507)	(244)		(2,769)		(2,810)
Share of profit of associated companies	(13.1)	53	4		61		88
Profit Before Income Tax	(14.7)	36,405	2,532		42,659		38,189
Income Tax (Expense) Benefit	(5.3)	(9,426)	(655)		(9,958)		(9,017)
Profit for the Year	(17.5)	26,979	1,876		32,701		29,172
Other comprehensive income (expenses) - net	311.9	4,942	344		(2,332)		(2,099)
Net comprehensive income for the year	5.1	31,921	2,220		30,369		27,073
Profit for the year attributable to owners of the parent company		18,032	1,254		22,145		19,352
Profit for the year attributable to non-controlling interest		8,947	622		10,556		9,820
Net comprehensive income attributable to owner of the parent company		22,844	1,589		19,952		17,331
Net comprehensive income for the year attributable to non-controlling interest		9,077	631		10,417		9,742

Profit and Loss Comparison

Composition of Revenues and Expenses during 2016 until 2018 can be seen in the following diagram.

Revenues Composition 2016-2018

2018
10,126
7.7%
5,463
4.2%
1,723
1.3%
36,319
27.8%
77,153
59.0%
2017
8,762
6.8%
5,175
4.0%
1,873
1.5%
43,911
34.2%
68,535
53.4%
2016
5,728
4.9%
4,151
3.6%
1,444
1.2%
46,039
39.6%
58,971
50.7%
Telephone
Interconnection
Data, Internet and Information Technology
Network
Other Telecommunications

Expenses Composition 2016-2018

2018
4.214
4,5%
6.137
6,6%
4.283
4,6%
13.178
14,1%
682
0.7%
21.406
22,8%
43.791
46,7%
2017
5,268
6.2%
5,260
6.2%
2,987
3.5%
13,529
15.8%
1,269
1.5%
20,446
24.0%
36,603
42.9%
2016
4,132
5.3%
4,610
5.9%
3,218
4.1%
13,612
17.5%
2,521
3.2%
18,532
23.8%
31,263
40.1%
Depreciation and Amortization
Operations, Maintenance and Telecommunication Services
Personnel
Interconnection
Marketing
General and Administrative
Other

Comparison of Profit and Loss  for The Year Ended December 31, 2018 Compared to Year Ended December 31, 2017

1.	Revenues

Telkom recorded an increase in revenues by Rp2,528 billion or 2.0%, from Rp128,256 billion in 2017 to Rp130,784 billion (US$9,095 million) in 2018. This increase is mainly due to the data, internet and information technology services revenue.

	a.	Cellular Telephone Revenues

Cellular voice revenues contributed for 23.3% of 2018 consolidated revenue. The cellular revenues decrease by Rp6,815 billion, or 18.3%, from Rp37,246 billion in 2017 to Rp30,431 billion (US$2,116 million). The decrease is due to subscriber prefer to use Over the Top (OTT) service as a substitution of cellular service cannibalization.

	b.	Fixed Lines Revenues
Fixed line revenues decreased by Rp777 billion or 11.7%, from Rp6,655 billion in 2017 to Rp5,888 billion (US$409 million) in 2018 due to the decrease of voice service usage.

	c.	Data, Internet and Information Technology Services Revenues

In 2018 Telkom derived data, internet and information technology services revenues of Rp77,153 billion (US$5,365 million), increase by Rp8,618 billion or 12.6% from Rp68,535 billion in 2017. Revenue from this business activity contributed for 59.0% of consolidated revenue in the year ended December 31, 2018. Increase in data revenues, internet and information technology services is mainly contributed by:

• The increase of internet and data cellular revenue by Rp7,193 billion or 18.9% due to the growth in data usage by 101.7% to 4,373,077 TB;
•

An increase in internet, data communications and information technology services revenue increased by Rp4,369 billion or 29.0% in line with growing fixed broadband subscribers from 5.3 million to 7.2 million, which include IndiHome subscribers;

• Pay TV revenues increased by Rp564 billion or 29.0% in line with the increase in add on minipack transactions by IndiHome customers to 4.4 million in 2018, grew 243% compared to 2017; and
• Increase in other revenue by Rp499 billion or 141.4%.

The increase was compensated by decrease in SMS revenue by Rp4,007 billion or 30.4% due to customers preference transformation to Over the Top (OTT) service.

	d.	Interconnection Revenues

The  interconnection revenues consist of interconnection revenues from Telkom's fixed line and interconnection revenues from Telkomsel cellular network. Interconnection revenues include international direct incoming calls from IDD 007 services. Interconnection revenues in 2018 increased by Rp288 billion or 5.6% from Rp5,175 billion in 2017 to Rp5,463 billion (US$380 million) in 2018, due to increased in voice traffic that targeted and considered the niche of the global transit market by flowing traffic between countries.

	e.	Network Revenues
The network revenues increased by Rp150 billion or 8.0%, from Rp1,873 billion in 2017 to Rp1,723 billion (US$120 million) in 2018.

	f.	Other Telecommunication Services Revenues
Other telecommunications services revenue increased by Rp1,364 billion or 15.6%, from Rp8,762 billion in 2017 to Rp10,126 billion (US$704 million) in 2018. The increased was mainly due to:
• Increase in CPE and terminal revenue by Rp914 billion or 170.5% from enterprise customer for ICT solution services , and
• Increase in other revenues by Rp441 billion or 19.2%.

These increases were compensated by the decrease of sales of peripheral by Rp441 billion or 19,2%.

	g.	Other Revenues
Other revenues increased by Rp713 billion or 68.6%, from Rp1,039 billion in 2017 to Rp1,752 billion (US$122 million) in 2018.

2.	Expense
Total expenses increased by Rp8,329 billion, or 9.8%, increased from Rp85,362 billion in 2017 to Rp93,691 billion (US$6,515 million) in 2018.
	a.	Operation, Maintenance and Telecommunication Service Expense

Operations, maintenance and telecommunication service expenses contributed 46.7% from the total of   expenses. Operations, maintenance and telecommunication service expenses increased by Rp7,188 billion, or 19.6%, from Rp36,603 billion in 2017 to Rp43,791 billion (US$3,045 million) in 2018. This increase was primarily attributable to the following:

• An increase in operations and maintenance expenses by Rp2,637 billion or 11.7%, due to an increase of network maintenance for broadband, cellular or fixed network improvement.
• The increase in leased lines and CPE expenses by Rp2,518 billion or 96.6%, along with the increase in the Enterprise segment revenue in providing end-to-end IT Solutions.
•

An increase in radio frequency usage charges expense by Rp1,197 billion or 28.0% due to the annual performance bond payment of Rp20 billion and Rp1,030 each for 2.1 GHz and 2.3 GHz frequency by Telkomsel.

• The increase of other expense was Rp588 billion or 177.1%.
• An increase in cost of sales of handset by Rp316 billion or 20.5%.

This increase was compensated by the decrease in cost of SIM card and vouchers sales by Rp149 billion or 16.3% due to the decrease of production and distribution cost. It occurred due to the SIM Card registration that changed business orientation into top-up phone credit package than starter pack sales.

	b.	Depreciation and Amortization Expense

Depreciation and amortization expenses increased by Rp960 billion, or 4.7%, from Rp20,446 billion in 2017 to Rp21,406 billion (US$1,489 million) in 2018 in line with the increase in fixed assets value.

	c.	Personnel Expense

Personnel expenses contributed 14.1% from the  total expenses. This expense decreases by Rp351 billion or 2.6%,  from Rp13,529 billion in 2017 to Rp13,178 billion (US$916 million) in 2018. This decrease was consisted of the decrease pension benefit cost of Rp580 billion or 34.1% due to past service cost as the previous year. This decrease was compensated by the increase of salaries and related benefit expenses by Rp 256 billion or 3.3%.

	d.	Interconnection Expense
Interconnection expense increased by Rp1,296 billion, or 43.4%, from 2,987 billion in 2017 to Rp4,283 billion (US$298 million) in 2018, in line with the efforts in interconnection revenue increase

	e.	Marketing Expense

Marketing expenses decreased by Rp1,054 billion or 20.0%, from Rp5,268 billion in 2017 to Rp4,214 billion (US$293 million) in 2018 due to the marketing program strategy which is effective and efficient, especially in cellular services as the sales business model will be more oriented to the sale of credit top-up packages than the sale of starter packs.

	f.	General and Administrative Expense
General and administrative expenses increased by Rp877 billion or 16.7%, from Rp5,260 billion in 2017 to Rp6,137 billion (US$427 million) in 2018. This increase primarily due to:

• An increase in general expenses by Rp343 billion or 23.4%.
• An increase in professional fees expenses by Rp325 billion, or 65.3%;
• An increase in provision for impairment of receivables by Rp230 billion or 15.4%.
	g.	Gain (Loss) on Foreign Exchange-net
Gain on foreign exchange – net amounted to Rp68 billion (US$5 million) in 2018, compared to Rp51 billion in 2017 indicated the relatively low impact of foreign currency rate fluctuation toward Telkom.

	h.	Other Expense
Other expenses decreased by Rp570 billion or 43.2%, from Rp1,320 billion in 2017 to Rp750 billion (US$52 million) in 2018.

3.		Operating Profit and Operating Profit Margin

With the various increases and decreases of transactions, operating profit decreased by Rp5,088 billion, or 11.6%, from Rp43,933 billion in 2017 to Rp38,845 billion (US$2,701 million) in 2018. Operating profit margin decreased from 34.3% in 2017 to 29.7% in 2018.

4.		Profit Before Income Tax and Pre-Tax Margin

The profit before income tax decreased by Rp6,254 billion, or 14.7%, from Rp42,659 billion in 2017  to Rp36,405 billion (US$2,532 million) in 2018. Pre-tax margin decreased from 33.3% in 2017 to 27.8% in 2018.

5.		Income Tax Expense
Income tax expense decreased by Rp532 billion or 5.3%, from Rp9,958 billion in 2017 to Rp9,426 billion (US$655 million) in 2018, inline with the decrease in profit before income tax.

6.		Other Comprehensive Income
In 2018, other comprehensive income was Rp4,942 billion (US$344 million). In 2017, other Telkom comprehensive income was to Rp2,332 billion.

7.		Profit for The Year Attributable to Owners of The Parent Company
Profit for the year attributable to owners of the parent company decreased by Rp4,113 billion or 18.6%, from Rp22,145 billion in 2017 to Rp18,176 billion (US$1,254 million) in 2018.

8.		Profit for The Year Attributable to Non-Controlling Interest
Profit for the year attributable to non-controlling interest decreased by Rp1,609 billion, or 15.2%, from Rp10,556 billion in 2017 to Rp8,947 billion (US$622 million) in 2018.

9.		Net Comprehensive Income for The Year
Net Comprehensive income for the year increased by Rp1,552 billion, or 5.1%, from Rp30,369 billion in 2017 to Rp31,921 billion (US$2,220 million) in 2018.

10.		Net Income per Share
Net income per share decreased by Rp41.52 or 18.6%, from Rp223.55 in 2017 to Rp182.03 in 2018.

Comparison of Profit and Loss for The Year Ended December 31, 2017 Compared to Year Ended December 31, 2016

1.	Revenues

Telkom recorded an increase in revenues by Rp11,923 billion or 10.2%, from Rp116,333 billion in 2016 to Rp128,256 billion in 2017. This increase is mainly due to the data, internet and information technology services revenue.

	a.	Cellular Telephone Revenues

Telkom  cellular revenues accounted for 29.0% of the 2017 consolidated revenues. The  cellular revenues decrease by Rp1,251 billion, or 3.2%, from Rp38,497 billion in 2016 to Rp37,246 billion. The decrease is due to a decrease in usage charges revenue by Rp1,062 billion or 2.8%.

	b.	Fixed Lines Revenues

Fixed line revenues decreased by Rp877 billion or 11.6%, from Rp7,542 billion in 2016 to Rp6,665 billion in 2017. The decrease in fixed line revenues occurred due to a decrease in usage charges by Rp815 billion or 21.2%.

	c.	Data, Internet and Information Technology Services Revenues

Telkom derived data, internet and information technology services revenues of Rp68,535 billion, increase by Rp9,564 billion or 16.2% from Rp58,971 billion in 2016. Revenue from this business activity accounted for 53.4% of consolidated revenue in the year ended December 31, 2017. Increase in data revenues, internet and information technology services is mainly due to:

• An increase in cellular, internet and data by Rp9,653 billion or 34.1% due to the growth in mobile broadband usage from 84.7 million subscribers in 2016 to 105.8 million subscribers in 2017.
•

An increase in internet, data communications and information technology services revenue increased by Rp2,012 billion or 15.4% in line with growing fixed broadband subscribers from 4.3 million to 5.3 million, which include IndiHome subscribers.

• Increased Pay TV revenue by Rp398 billion or 25.7% as IndiHome subscribers.
• Increase in other revenue by Rp289 billion or 451.6%.
• This increase was compensated by a decrease in SMS revenues of Rp2,788 billion or 17.4% due to over the top (OTT) services.

	d.	Interconnection Revenue

The  interconnection revenues consist of interconnection revenues from Telkom's fixed line and interconnection revenues from Telkomsel's cellular network. Interconnection revenues include international direct incoming calls from IDD 007 services. Interconnection revenues in 2017 increased by Rp1,024 billion or 24.7% from Rp4,151 billion in 2016 to Rp5,175 billion in 2017, due to increased in domestic interconnection revenue.

	e.	Network Revenues
The network revenues increased by Rp429 Billion or 29.7%, from Rp1,444 billion in 2016 to Rp1,873 in 2017.

	f.	Other Telecommunication Services Revenues
Other telecommunication services increased by Rp3,034 billion or 53.0%, from Rp5,728 billion in 2016 to Rp8,762 billion in 2017. The increased was mainly due to:
• Increase in other revenue by Rp1,397 billion or 77.8%.
• Increase in sales of peripheral by Rp802 billion or 53.8%.
• Increase in CPE and terminal revenue by Rp344 billion or 179.2%.
• Increase in call center service revenue by Rp292 billion or 43.1%.

	g.	Other Income
Other income increased by Rp289 billion or 38.5%, from Rp750 billion in 2016 to Rp1,039 miliar in 2017.

2.	Expense
Total expenses increased by Rp7,474 billion, or 9.6%, increased from Rp77,888 billion in 2016 to Rp85,362 billion in 2017.
	a.	Operations, Maintenance Telecommunication Service Expense

Operations, maintenance and telecommunication service expenses contributed 42.9% from the total of  Company’s expenses. Operations, maintenance and telecommunication service expenses increased by Rp5,340 billion, or 17.1%, from Rp31,263 billion in 2016 to Rp36,603 billion in 2017. This increase was primarily attributable to the following:

• An increase in operations and maintenance expenses by Rp3,967 billion, or 21.3%, due to an increase of network maintenance.
• An increase in radio frequency usage charges expense by Rp589 billion or 16.0% due to additional radio frequency by Telkomsel.
• An increase in cost of SIM card and vouchers by Rp290 billion or 46.5%.
• An increase in others expense by Rp171 billion or 106.2%.
• An increase in tower leases expense by Rp150 billion or 46.6%.

	b.	Depreciation and Amortization Expense
Depreciation and amortization expenses increased by Rp1,914 billion, or 10.3%, from Rp18,532 billion in 2016 to Rp20,446 billion in 2017 due to Telkomsel’s acceleration of transmission depreciation.

	c.	Personnel Expense
Personnel expenses contributed 15.8% from the total expenses. This expense increases by Rp83 billion or 0.6%, from Rp13,612 billion in 2016 to Rp13,529 billion in 2017. This increase was driven by:
• A decrease in vacation pay, incentives and other benefits expenses by Rp526 billion, or 13.6%;
• A decrease in early retirement program by Rp628 billion due to no programs in 2017.

The decrease was offset by:
• An increase in pension benefit cost by Rp632 billion, or 59.2% in line with increase in pensions obligation.
• An increase in salaries and related benefits expenses by Rp345 billion, or 4.6%.
• An increase in net periodic post-employment health care benefit cost by Rp113 billion, or 69.3%.

	d.	Interconnection Expense
Interconnection expense decreased by Rp231 billion, or 7.2%, from Rp3,218 billion in 2016 to Rp2,987 billion in 2017 in line with decrease in usage charges revenues.

	e.	Marketing Expense
Marketing expenses increased by Rp1,136 billion, or 27.5%, from Rp4,132 billion in 2016 to Rp5,268 billion in 2017. This increase was primarily due to an increased promotion by Telkomsel.

	f.	General and Administration Expense
General and administrative expenses increased by Rp650 billion, or 14.1%, from Rp4,610 billion in 2016 to Rp5,260 billion in 2017. This increase primarily due to:
• An increase in provision for impairment of receivables by Rp751 billion, or 101.1% due to more prudent estimation methods undertaken by management.
• An increase in training, education and recruitment expenses by Rp132 billion, or 33.1%;
This increase was offset by a decrease in general expenses by Rp177 billion or 10.9%.

	g.	Gain on Foreign Exchange-net
Gain on foreign exchange – net amounted to Rp51 billion, while in 2016 loss on foreign exchange net by Rp52 billion.

	h.	Other Expense
Other expenses decreased by Rp1,149 billion or 46.5%, from Rp2,469 billion in 2016 to Rp1,320 billion in 2017.

3.	Operating Profit and Operating Profit Margin

As a result of the foregoing, operating profit increased by Rp4,738 billion, or 12.1%, from Rp39,195 billion in 2016 to Rp43,933 billion in 2017. Operating profit margin increased from 33.7% in 2016 to 34.3% in 2017.

4.	Profit Before Income Tax and Pre-Tax Margin
The profit before income tax increased by Rp4,470 billion, or 11.7%, from Rp38,189 billion in 2016 to Rp42,659 billion in 2017. Pre-tax margin increased from 32.8% in 2016 to 33.3% in 2017.

5.	Income Tax Expense
Income tax expense increased by Rp941 billion, or 10.4%, from Rp9,017 billion in 2016 to Rp9,958 billion in 2017, inline with the increase in profit before income tax.

6.	Other Comprehensive Income
In 2017, other comprehensive income amounted to Rp2,332 billion due to an actuarial losses by Rp2,375 billion. In the previous year, Telkom’s other comprehensive income amounted to Rp2,099 billion.

7.	Profit for The Year Attributable to Owners of The Parent Company
Profit for the year attributable to owners of the parent Company increased by Rp2,793 billion, or 14.4%, from Rp19,352 billion in 2016 to Rp22,145 billion in 2017.

8.	Profit for The Year Attributable to Non-Controlling Interest
Profit for the year attributable to non-controlling interest increased by Rp736 billion, or 7.5%, from Rp9,820 billion in 2016 to Rp10,556 billion in 2017.

9.	Net Comprehensive Income fo The Year
Net Comprehensive income for the year increased by Rp3,296 billion, or 12.2%, from Rp27,073 billion in 2016 to Rp30,369 billion in 2017.

10.	Net Income per Share
Net income per share increased by Rp27.36 or 13.9%, from Rp196.19 in 2016 to Rp223.55 in 2017.

CASHFLOW OVERVIEW

The following tables presents the information about the  consolidated cash flow, such as on the Consolidated Financial Report from 2016 to 2018.

Cash Flow Table	Growth	Years ended December 31,
	2018-2017	2018		2017	2016
	(%)	(Rp billion)	(US$ million)	(Rp billion)	(Rp billion)
Net Cash
provided by operating activities	(7.6)	45,671	3,176	49,405	47,231
used in investing activities	6.3	(35,090)	(2,440)	(33,007)	(27,557)
used in financing activities	(12.3)	(18,458)	(1,284)	(21,052)	(17,905)
Net increase in cash and cash equivalents	69.3	(7,877)	(548)	(4,654)	1,769
Effect of exchange rate changes on cash and cash equivalents	434.4	171	12	32	(119)
Cash and cash equivalents at beginning of year	(15.5)	25,145	1,749	29,767	28,117
Cash and cash equivalents at end of year	(30.6)	17,439	1,213	25,145	29,767

Cashflow Comparison

Composition of Cash Receipt and Cash Disbursement from 2016 to 2018 on graphic below.

Comparison of Cash Flow for Year Ended December 31, 2018 Compared to Year Ended December 31, 2017

Telkom total cash and cash equivalents as of December 31, 2018 amounted to Rp17,439 billion (US$1,213 million),  decreased by Rp7,706 billion or 30.6% compared to Rp25,145 billion 2017. The largest cash receipts by Rp131,469 billion or 78.3% came from operations activities, followed by receipts from funding activities by Rp35,398 billion or 21.1% and from investment activities by Rp962 billion or 0.6%. Cash receipts is mostly used for operating activities by Rp85,798 billion or 48.8%, investment activity by Rp53,856 billion or 30.7% and funding activities by Rp36,052 billion or 20.5%.

1.	Cash Flows from Operating Activities

In 2018, Telkom recorded net cash provided by operating activities were Rp45,671 billion (US$3,176 million) compared to Rp49,405 billion in 2017. Cash receipts from operating activities amounted to Rp131,469 billion, increased by Rp3,800 billion or 3.0% compared to 2017. The cash receipts came from:

	•	Cash receipts from customers and other operators of Rp127,855 billion,
	•	Interest income received of Rp1,036 billion, and
	•	Receipts of tax refund of Rp2,578 billion.

Cash disbursements from operating activities amounted to Rp85,798 billion (US$5,966 million) in 2018, increased by Rp7,534 billion or 9,6% compared to 2017. The cash disbursements were used for:
	•	Cash for expenses of Rp54,099 billion,
	•	Cash for employees of Rp12,657 billion,
	•	Cash for corporate and final income taxes of Rp10,375 billion,
	•	Payments for interest cost of Rp3,735 billion,
	•	Cash for value added taxes-net after of Rp3,434 billion, and
	•	Other cash (payments) receipts – net of Rp1,498 billion.

2.	Cash Flows from Investing Activities

In 2018, net cash flows used in investing activities was Rp35,090 billion (US$2,440 million) an increase than Rp33,007 billion in 2017. Cash receipts from investing activities amounted to Rp962 billion in 2018 compared to Rp1,550 billion in 2017. It was  decreased by Rp588 billion or 37.9%. The cash receipts came from:

	•	Proceeds from sale of property and equipment of Rp629 billion,
	•	Placement in time deposits and available-for-sale financial assets of Rp171 billion.
	•	Proceeds from insurance claims of Rp153 billion, and
	•	Dividen received from associated companies of Rp9 billion.

Cash disbursements from investing activities was Rp36,052 billion, increased by Rp1,495 billion or 4.3% compared to Rp34,557 billion in 2017. Cash disbursements were used for:
	•	Purchases of property and equipment of Rp31,562 billion,
	•	Purchases of intangible assets of Rp2,972 billion,
	•	Increase of other assets of Rp461 billion,
	•	Acquisition of businesses - net of acquired cash of Rp420 billion,
	•	Additional contribution on long-term investments of Rp337 billio, and
	•	Advance for purchases of property and equipment by Rp300 billion.

3.	Cash Flows from Financing Activities

Net cash flows used in financing activities in 2018 was Rp18,458 billion (US$1,284 million) compared to with Rp21,052 billion in 2017. Cash receipts from financing activities amounted to Rp35,398 billion, which increased by Rp23,179 billion or 189.7% from Rp12,219 billion in 2017. The cash receipts came from:

	•	Proceeds from bank loans and other borrowings of Rp35,364 billion and
	•	Capital contribution of non-controlling interests in subsidiaries of Rp34 billion.

In 2018, Telkom made cash disbursement for financing activities of Rp53,856 billion. Compared to Rp33,271 billion in 2017, the amount increased by Rp20,585 billion or 61.9%. The cash disbursements were used for:

•	Cash dividends paid to the company stockholders and to non-controlling interest of subsidiaries of Rp16,609 billion, and Rp10,134 billion, and
•	Repayment of loans and other borrowings of Rp27,113 billion.

Comparison of Cash Flow for Year Ended December 31, 2017 Compared to Year Ended December 31, 2016

The total cash and cash equivalents as of December 31, 2017 amounted to Rp25,145 billion, decreased by Rp4,622 billion or 15.5%  compared to Rp29,767 billion 2016. The largest cash receipts by Rp127,669 or 90.3% came from operations activities, followed by receipts from financing activities by Rp12,219 billion or 8.6% and from investment activities by Rp1,550 billion or 1.1%. Cash received is mostly used for operating activities by Rp78,264 billion or 53.5%, investment activity by Rp34,557 billion or 23.7% and financing activities by Rp33,271 billion or 22.8%.

1.	Cash Flow from Operating Activities

In 2017, Telkom recorded net cash provided by operating activities at Rp49,405 billion  compared to Rp47,231 billion in 2016. Cash receipts from operating activities amounted to Rp127,669 billion, increased by Rp9,343 billion, or 7.9% compared to 2016. The cash receipts came from:

	•	Cash receipts from customers and other operator of Rp125,111 billion;
	•	Interest income received of Rp1,431 billion;
	•	Other cash receipts of Rp542 billion;
	•	Tax refund receipts of Rp585 billion.

Cash disbursements from operating activities amounted to Rp78,264 billion, increased by Rp7,169 billion, or 10.1% compared to 2016. The cash disbursements were used for:
	•	Cash payments for expenses of Rp49,604 billion;
	•	Payment for corporate and final income taxes of Rp11,846 billion;
	•	Cash payments to employees of Rp11,739 billion;
	•	Payments for interest cost of Rp3,133 billion;
	•	Payment for value added taxes after of Rp1,942 billion.

2.	Cash Flow form Investing Activities

In 2017, net cash flows used in investing activities were Rp33,007 billion an increase of Rp27,557 billion in 2016. Cash receipts from investing activities amounted to Rp1,550 billion in 2017, compared to Rp3,007 billion recorded in 2016, The amount is decreased by Rp1,457 billion, or 48.5%. The cash receipts came from:

	•	Proceeds from sale of property and equipment of Rp1,367 billion;
	•	Proceeds from insurance claims of Rp155 billion.
	•	Dividends received from associated companies of Rp28 billion.

Cash disbursements from investing activities amounted to Rp34,557 billion, increased by Rp3,993 billion, or 13.1% compared to Rp30,564 billion in 2016.Cash disbursements were used for:
	•	Purchases of property and equipment of Rp32,294 billion;
	•	Placement in time deposits and available-for-sale financial assets of Rp676 billion
	•	Purchases of intangible assets of Rp508 billion;
	•	Increases advances for purchases of property and equipment of Rp490 billion;
	•	Additional contribution on long-term investments of Rp269 billion;
	•	Business acquisition, net of acquired cash of Rp243 billion;
	•	Purchases of other assets of Rp77 billion.

3.	Cash Flows from Financing Activities

Net cash flows used in financing activities in 2017 were Rp21,052 billion compared to with Rp17,905 billion in 2016. Cash receipts from financing activities amounted to Rp12,219 billion, which increased by Rp1,298 billion, or 11.9% from Rp10,921 billion in 2016. The cash receipts came from:

	•	Proceeds from bank loans and other borrowings of Rp12,169 billion;
	•	Capital contribution of non-controlling interests in subsdiaries of Rp50 billion.

In 2017, Telkom had cash disbursement for financing activities of Rp33,271 billion. Compared to cash disbursement of Rp28,826 billion in 2016, the amount increased by Rp4,445 billion or 15.4%. The cash disbursements were used for:

	•	Cash devidends paid to the Company’s stockholders and to non-controlling interest of subsidiaries of Rp11,627 billion, and Rp12,355 billion.
	•	Repayment of loans and other borrowings of Rp9,289 billion.

SOLVENCY

The indicator of Telkom's liquidity in 2018 is quite good. This shows that Telkom and its subsidiaries have a good ability to pay their debts, both short-term and long-term debt. The liquidity source is mainly from operating cashflow, financing, and investment. Please refer the discussion in the "Liquidity" section related Telkom and subsidiary liability Note 15 and 16 to the Consolidated Financial Statements.

SHORT-TERM LIABILITIES

Telkom and its subsidiaries maintain the liquidity position at a good level to ensure well operations and fulfillment of matured obligations. This liquidity positions management is carried out in an efficient manner to avoid inefficiencies in the resources use.

Telkom and its subsidiaries oversee liquidity ratios to maintain the favorable liquidity position, especially the current ratio, so that they are always at an adequate level and to avoid excessive inefficiencies.

The short-term liquidity ratios of Telkom and its subsidiaries are presented in current ratio, quick ratio and cash ratio in the following table.

Ratio	2018	2017	2016
Current Ratio	93.5%	104.8%	120.0%
Quick Ratio	66.8%	81.3%	98.4%
Cash Ratio	40.5%	60.2%	78.6%

With current ration of 93.5% above the industry average, it indicates that Telkom has a good level of liquidity and ability to meet matured obligations. To maintain company liquidity, Telkom made the following efforts:

•	Maintain a current ratio above the industry current ratio.
•	Maintain the loan availability that can be withdrawn if needed. At the end of 2018, the total loan that have not been drawn were Rp8,507 billion.

LONG-TERM LIABILITIES

The long-term liquidity ratios serve as the measuring instrument for Telkom and its subsidiaries to analyze their ability to pay long-term liabilities. Three ratios are used, which are debt-to-equity ratio, debt-to-EBITDA and EBITDA-to-interest-expense as shown in the following table.

Ratio	2018		2017		2016
Debt To Equity Ratio	0.38	X	0.32	X	0.30	X
Debt To EBITDA	0.74	X	0.55	X	0.53	X
EBITDA to interest expense	16.9	X	23.3	X	21.2	X

The debt to equity ratio is 0.38 times, the debt to EBITDA ratio is 0.74 times and the EBITDA ratio of interest expense is 16.9 times, indicating a controlled long-term liability management and a very low risk of default.

Nowadays, the financial condition indicators are quite strong, however in order to increase the effectiveness of funding management and working capital, it is necessary to conduct a debt for reprofiling strategy, such as improve the debt profile by changing most portion of the floating interest debt into fixed interest. The main purpose of this debt reprofiling is saving interest expense. Some of the strategies that have been carried out are as follows:

•	Optimizing the use of internal funding sources to satisfy the corporate funding requirement.
•	Renegotiating with banking partners related to the reduction in loan interest with floating interest rates
•	Renegotiating with banking partners regarding the type of interest loan, from loan with floating interest to a fixed rate loan.
•	Issue fixed interest debt instruments through Medium Term Notes (MTN).

CAPITAL STRUCTURE

Telkom funding resources are from short-term debt, long-term debt and equity with the largest composition of the capital structure coming from equity. The following are tables and diagrams which illustrate Telkom capital structure and composition during the last three years.

Capital Structure	2018		2017	2016
	(Rp billion)	(US$ million)	(Rp billion)	(Rp billion)
Short Term	4,043	281	2,289	911
Long Term	40,044	2,785	33,183	30,888
Debt	44,087	3,066	35,472	31,799
Equity	98,910	6,878	92,713	84,384
Total Invested Capital	142,997	9,944	128,185	116,183

MANAGEMENT POLICY ON CAPITAL STRUCTURE

Periodically, Telkom reviewed the position of the capital structure, leverage level, and debt payment performance to add or pay the debt. This result was the basis for management policy on capital structure by taking qualitative and quantitative approaches. Telkom then determined optimal funding composition from equity and debt, and took decision whether it is addition or payments of short-term or long-term debt. If possible, the funding scheme could be renewed with a more efficient one.

Telkom had concern maintaining credit rate and capital structure. It included maintaining them at least equivalent to competitor value. Moreover, Telkom optimized wighted average cost of capital and tax benefit. In maintaining the balance of capital structure, Telkom uses several financial ratios.

In 2018,  Telkom debt-to-equity ratio (DER) was 0,38 times and the debt service coverage ratio was 1.9 times. It showed  that Telkom had high ability to repay the debt. Telkom has complied with the capital requirements provided by external parties. For information of management policy on capital management, see Note 37 to the Consolidated Financial Statements.

CAPITAL EXPENDITURE

Telkom capital expenditure was done as short-term, medium-term and long-term necessity in line with Telkom strategy for developing a digital business portfolio. Telkom understands that to be digital telecommunication company, it should accelerate capital expenditure to respond to the dynamic technology changes which is aligned with Telkom's strategy of developing a portfolio of digital businesses.

PURPOSE OF CAPITAL EXPENDITURE

Telkom capital expenditure is aimed to strengthen digital infrastructure in order to maintain competitive and sustainable long-term growth. It is to anticipate the telco industry changes in the digital era by expanding the connectivity business portfolio and digital service.

TYPES OF CAPITAL EXPENDITURE

Capital expenditure carried out by Telkom can be categorized as follows:

•	Broadband services, comprising of broadband access, IT, application and content, as well as service node;
•	Network infrastructure, comprising of transmission network, metro ethernet and Regional Metro Junction (RMJ), and IP backbone as well as satellite;
•	Optimizing legacy, comprises of fixed wireline telephone; and
•	Other supporting capital expenditures.

AMOUNT OF CAPITAL EXPENDITURE

Telkom capital expenditure in 2018 was Rp31,559 billion (US$2,195 million) or around 24,1% of revenue, decreased Rp1,597 billion or 4.8% compared to the previous year. This includes the capital expenditure investment from Telkom and subsidiary.

	Years ended December 31,
	2018		2017	2016
	(Rp billion)	(US$ million)	(Rp billion)	(Rp billion)
Telkom (parent company)	13,186	917	11,572	10,309
Subsidiaries
Telkomsel	13,885	966	15,080	12,564
Others	6,549	455	6,504	6,326
Subtotal for subsidiaries	20,434	1,421	21,584	18,890
Total for TelkomGroup	33,620	2,338	33,156	29,199

Telkom invested the highest capital expenditure of Rp13,524 billion meanwhile Telkomsel invested Rp13,465 billion. Other subsidiary capital expenditure investment was Rp4,570 billion.

The following are some of Telkom’s capital expenditure and its subsidiaries:

•	Built 28,376 BTS units. Total BTS by the end of 2018 was 189,081 BTS, grew 18% from the previous year. Total BTS in the end of 2018 was 189,081 BTS with 138,771 3G and 4G BTS.
•

The construction of optic fiber-based network cable in 13 thousand district capitals., Telkom succeeded connecting accumulated 458 district capitals with fiber optic backbone. Telkom has total fiber optic backbone network of 161,652 km.

•	Built the Indonesian Global Gateway (IGG) submarine cable project.
	Built and launched Satellite Merah Putih.
•	Built data centers.

MATERIAL COMMITMENT FOR CAPITAL EXPENDITURE

OBJECTIVES OF MATERIAL CONTRACTS FOR CAPITAL EXPENDITURE

Telkom have several material contracts for capital expenditure by holding companies and its subsidiaries. Material contract is mainly for the procurement and installation of transmission equipment and cable network. The following table presents a material contract for capital expenditure, including project-related agreements by Telkom and its subsidiaries.

Telkom

Contracting parties	Initial date of agreement	Significant provisions of the agreement
TII and NEC Corporation	May 12, 2016	Procurement and installation agreement of Sistem Komunikasi Kabel Laut (SKKL) Indonesia Global Gateway
Consortium Bisnis Submarine Cable	November 10, 2017	Procurement and installation agreement of SKKL Sabang-Lhoksemawe-Medan
PT Sisindokom Lintas Buana	November 15, 2017	Procurement and installation for PE-VPNCISCO expans
PT Sisindokom Lintas Buana	April 26, 2018	Procurement and installation for PE-VPNCISCO expans
PT ZTE Indonesia	May 31, 2018	Procurement and installation of OLT and ONT Platform ZTE
PT ZTE Indonesia	September 13, 2018	Procurement agreement for ONT Platform ZTE
PT ZTE Indonesia	October 30, 2018	Procurement agreement for Set Top Box (STB) Platform ZTE phase-2
PT Huawei Tech Investment	November 23, 2018	Procurement and installation for DWDM Platform Huawei
PT Lintas Teknologi Indonesia	December 13, 2018	Procurement and installation for DWDM Platform Nokia NARU 2018
NEC Corporation	December 13, 2018	Procurement and installation agreement of ISP SKKL Platform NEC expansion and reengineering transport
PT Datacomm Diangraha	December 14, 2018	Procurement and Installation for Metro Ethernet Platform Nokia-ALU expansion
PT Huawei Tech Investment	December 17, 2018	Procurement and installation agreement of Methor Ethernet, BRAS, PCEF and PE Transit Platform Huawei
PT Master System Infotama	December 31, 2018	Procurement and installation for IP Backbone Platform CISCO expansion
PT Lancs Arche Consumma	December 31, 2018	Procurement and installation for DWDM Platform Coriant Naru 2018

Telkomsel

Contracting parties	Initial date of agreement	Significant provisions of the agreement
PT NSN, NSN Oy and Nokia Siemens Network GmbH & Co.KG	April 17, 2008	The combined 2G and 3G CS Core Network Rollout Agreement
PT Ericsson Indonesia and PT Ericsson AB	April 17, 2008	Technical Service Agreement (TSA) for combined 2G and 3G CS Core Network
PT Datacraft Indonesia, PT Dimension Data Indonesia and PT Huawei	February 3, 2010	Next Generation Convergence Core Transport Rollout and Technical Support agreement
Amdocs Software Solutions Limited Liability Company and PT Application Solutions	February 8, 2010	Online Charging System (OCS) and Service Control Points (SCP) System Solution Development Agreements
PT Application Solutions	February 8, 2010	Technical Support agreement to provide technical support services for the OCS and SCP
Amdocs Software Solutions Limited Liability Company and PT Application Solutions	July 5, 2011	Development and Rollout agreement for Customer Relationship Management and Contact Center Solutions

Contracting parties	Initial date of agreement	Significant provisions of the agreement
PT Huawei	March 25, 2013	Technical Support agreement for the procurement of Gateway GPRS Support Node (GGSN) Service Complex
Wipro Limited, Wipro Singapore Pte. Ltd. And PT WT Indonesia	April 23, 2013	Development and procurement of Operational and Strategic Decision Support System (OSDSS) Solution Agreement
PT Ericsson Indonesia	October 22, 2013	Procurement of GGSN Service Complex Rollout agreement
PT Ericsson Indonesia, PT NSNI, NSN Oy, PT Huawei and PT ZTE Indonesia	February 1, 2018	Ultimate Radio Network Infrastructure ROA and SA agreement

SOURCES OF FUNDS OF MATERIAL CONTRACTS FOR CAPITAL EXPENDITURE

In 2018, Telkom allocated capital expenditure according to the business scheme with internal or external source fund. Telkom has good leverage ratios and is able to fund capital expenditures thus far.  The detail information shall be referred in the discussion of “Capital Expenditure.”

DENOMINATED CURRENCIES OF MATERIAL CONTRACTS FOR CAPITAL EXPENDITURE

Telkom use the Rupiah and foreign currencies such as US Dollar, Euro and HKD, to conduct transactions related to material contracts for capital expenditure,. The composition of the value of material contracts for capital expenditure as of December 31, 2018 dominated by Rupiah as follows:

Table of Material Commitment based on Currencies	Amounts in Foreign Currencies	Equivalent in Rupiah
	(in million)	(in billion)
Rupiah	-	7,988
US Dollar	94	1,349
Euro	1.23	20
HKD	0.79	1
Total	-	9,358

FOREIGN CURRENCY RISK MITIGATION OF MATERIAL CONTRACTS FOR CAPITAL EXPENDITURE

Telkom understands that there is an uncertain foreign exchange rate risk  when committed to the payment of capital expenditure with foreign currency. On the other hand, Telkom also has the opportunity to gain foreign exchange gains from exchange rates on time deposits and receivables denominated in foreign currency, which set at least 25% of short-term liabilities in foreign currency payable.

Under these conditions, Telkom minimize the exchange rate risk by "offsetting" a trade-off between the exchange rate losses from material contracts for capital expenditure and exchange rate gain from time deposits and accounts receivable. In general, it lowers the exposure of foreign currency exchange risk to immaterial.

For more detail discussion of the material contracts for capital expenditure and the risk of foreign exchange rate can be seen in Notes 34 significant contracts and agreements and Notes 36 financial risk management in the Consolidated Financial Statements of 2018.

RECEIVABLES COLLECTABILITY

Telkom has a receivables rate in 2018 of 31.9 days with a receivable turnover ratio of 11.5%. Telkom created provision for impairment of receivables based on the collective assessment of historical impairment rates and individual assessment of its customers credit history in the amount to anticipate the uncollected parts of trade receivables throughout 2018.

Telkom  did not distinguish trade receivables of an affiliated party or third parties in calculating and presenting the due receivables amount. The carrying amount of trade receivables considered past due but not impaired per December 31, 2018 and 2017 are of Rp4,296 billion and Rp3,354 billion respecteively. It means the receivables past due but not impaired, are due from costumer with good credit rating history and expected to be recoverable. For further details on Telkom receivables, please see Note 5  in the Consolidated Financial Statement.

Ratio	Average Collection Duration Ratio (%)
	2018	2017	2016
Average collection ratio (days)	31.9	26.2	23.1
Receivables turnover ratio (%)	11.5	13.9	15.8

MATERIAL INFORMATION AND FACT AFTER ACCOUNTANT REPORTING DATE

In line with the principle of transparency and accountability in good corporate governance, Telkom present material information and facts that occurred after the accountant reporting date, as follows:

1.

Based on notarial deed of Bonardo Nasution, S. H. No. 12 dated January 12, 2019 and No. 13 dated January 21, 2018, Telkomsel established a subsidiaries, PT Telkomsel Mitra Inovasi (PT TMI) and PT Fintek Karya Nusantara (PT Finarya) with full ownership by Telkomsel.

2.	On January 25, 2019, and on January 14, 2019, Telkomsel fully paid the loan with MUFG and BNI amounting to Rp750 billion and Rp1,000 billion, respectively.
3.

Based on notarial deed of Jimmy Tanal, S. H., M. Kn., No. 22 dated March 6, 2019 regarding Shareholder’s Resolution of PT Persada Sokka Tama (PST), approving transfer of right over shares of PST to Dayamitra from Mrs. Rahina Dewayani and Mrs. Rahayu amounting to 2,559,000 and 6,000 shares, respectively, therefore Dayamitra has 2,565,000 shares or 95% ownership of PST.

4.

In January, February and March 2019, the Company received the SC’s verdicts as the result of the tax audit for tax period January to April and September 2007. Based on the verdict, SC rejected the Tax Authorities’s Judical review and strengthen the Tax Court’s verdict.

On March 11, 2019, Tax authorities issued Decision letter on Company’s objection, wherein the Tax Authorities has granted all the Company’s objection and addition the overpayment amount for the tax period January to April 2016.

5.

On February 18, 2019, Telkomsel received SP2PK from the Tax Authorities regarding the 2010 fiscal year VAT amounting to Rp290 billion. On March 25, 2019, the Company received SP2PK payment from the Tax Authorities regarding the 2010 fiscal year VAT amounting to Rp290 billion.

MACROECONOMY

GLOBAL AND INDONESIA ECONOMY 2018

In 2018, global economy grew around 3% or more stable than the previous year. Developing countries (Emerging Market and Developing Economies/EMDE) is still the main booster for global economy recovery, with the economic growth of 4.2%. Developing countries in East Asia, Pacific, Southeast Asia and South Asia made better growth than other developing countries. Meanwhile, developed countries (advanced economies) made economic growth of 2.2% throughout 2018.

Several main global economic challenges in 2018 were trade war of United States (US) and China, the aggressive increase of Federal Fund Rate interest rate and the uncomplete issue of Brexit. In general, those challenges have given impact to global economy including Indonesia.

Badan Pusat Statistik (BPS) or Central Bureau of Statistic showed that Indonesia economy grew 5.17% throughout 2018 or better than the previous year of 5.07%. The Government also succeeded controlling inflation rate which was relatively lower of 3.13% than the previous year of 3.61%. This controlled inflation rate could maintain consumer purchasing power, which domestic consumption is still the main role to encourage economic growth contributing more than half of Indonesia GDP.

The dynamics of global economy was the increase of Federal Fund Rate interest rate for 4 times throughout 2018, which responded  prudently by Bank Indonesia (BI) with the increase of reference interest rate or BI 7-day reverse repo rate for 6 times. From May to December 2018, BI reference interest rate increases by 175 bps from 4.5% into 6.0%. This reference rate was able to overcome the Rupiah value fluctuation so only depreciated by 6.9% though Rupiah had been weakend on October. The prudent implementation of fiscal and moneter policy as well as the high of foreign exchange reserves have strengthen Indonesia resistance and capacity to encounter external fluctuation.

The sturdy Indonesia economy resulted the ranking increase of Sovereign Credit Rating (SCR) from international rating institution Moody’s Investor Service from Baa3/Outlook Positive into Baa2/Outlook Stable on April 13, 2018. With this improvement, now Indonesia has been recognized by four international rating institutions at one level higher than the previous Investment Grade level.

INDONESIAN TELECOMMUNICATIONS INDUSTRY

Indonesia telecommunication industry encountered varied situation. Cellular industry encountered quite severe challenge in 2018. The decreasing voice and SMS service (legacy business) is due to Over The Top (OTT) service. The OTT service offers communication convenience of data, voice, and video so it decrease conventional communication usage. The Government also determined pre-paid SIM card registration policy conforming with Miniterial Regulation of Ministry of Communication and Information Technology Indonesia (KOMINFO) No. 14 Year 2017 which had been applied from October 2017 to April 2018. This policy caused price war of data service in particular, as one of the operator strategy to preserve their customer or attract the new one. However, cellular industry had better condition in the second half of 2018 than the previous half after Telkomsel made initiative to increase its data service price started from July by encouraging the mobile brodband service package price to the reasonable price level.

For long-term period, SIM card registration is expected to give a great advantage for the country, telecommunication industry and society. It helped The Government to support national cyber security with the more complete and valid citizen identity. Meanwhile, there would be a healthier and balance new competition for telecommunication industry especially cellular industry. Operators would make a more precise marketing programs with this accurate costumer profile that could be adjusted to their demands and needs. It also encouraged cost efficiency as the sales business model would more focuse on credit top-up package than starter pack sales, so it decreased card production and distribution cost. It could be said like pulling back arrow for a while, then cellular industry would accelerate forward faster and sustainably for long-term purpose.

The fiber optic-based fixed broadband service demand with high-speed internet has been growing and nowadays it turn out to be the domestic need for information access and entertainment. The high quality fixed broadband also offers other value added service which is growing like home security.

Its penetration in domestic purpose is still low, estimated around 12% of all household in Indonesia.  Besides, its competitiveness level is healthier. With its growth in middle class resident, it is estimated to have a good demand in the future.

In ICT solution service industry that used to be only for corporate customer, the business process digitalization is more important to enhance a competitiveness and efficiency for large company or SMB. Its estimated penetration for corporate customer in general is low, so the opportunity in this business is still quite good.

In the other hand, The Government also encourages, the Government encouraged digital industry revolution and stimulated the digitalization of economic growth in Indonesia. Ministry of Communication and Information technology Indonesia through Telecommunication and Information Accessibility Agency (BAKTI), continue striving telecommunication access equity and building internet infrastructure used by outermost, underdeveloped, foremost region and Indonesia border. BAKTI targeted there are minimum one BTS in each rural area and expected to connect to internet in 2020. The Government also initiate constructing fiber optic based backbone network in those areas such as Palapa Ring. Palapa Ring had been started in 2016 and for its west segment was completed and can be used by the telecommunication operator.Its central and east segment are expected operating and used by the operator in 2019. It is also expected to support the acceleration of broadband services penetration and equality across Indonesia.

COMPETITION IN THE TELECOMMUNICATIONS INDUSTRY

Telkom has a comprehensive range of products and services covering cellular, fixed broadband and fixed voice, enterprise, interconnection and satellite services with an overview of the competition as follow below.

Mobile Business

Basic cellular services i.e. voice and SMS, continue showing decrease trend in line with the increase of Over The Top (OTT) use. It is major challenge for Telkomsel, Telkom subsidiaries, as well as another cellular operator such as

Indosat and XL. Telkomsel is still the market leader with the widest coverage, while XL and Indosat are still competing with each other for a more affordable price.

Telkomsel is dominant outside Java island, meanwhile competition in Java island is very tight for cellular operators in Indonesia. The rivalry occurred mainly in Java with all operators focusing on developing their network, meanwhile Telkomsel is relatively dominant  which supported by wide coverage infrastructure. The regulation of SIM card registration that started on October 2017, increased the rivalry because operator price competition by offering package to attract customers to register in their network. The prepaid SIM card registration program limits the number of prepaid SIM cards for each customer so that by the end of 2018, the number of Telkomsel customers has decreased by 17% to 163.0 million customers.

The three operators also experienced a drastic decline in legacy business, which was around 21%. On the other hand there was very tight competition in mobile data services triggered by a price war that intensified during the prepaid SIM card registration period. Both of these resulted in a decrease in revenue of 3 main operators by 7.4%. Telkomsel has taken the initiative to prevent increasingly unhealthy industrial conditions by encouraging the price of mobile broadband service packages to reach a reasonable price level in order to provide optimal value for both operators and customers. In addition, Telkomsel also seeks to restrain the decline of the legacy business as a result of the use of OTT services, including by offering programs such as voice packages and SMS packages. As a result of the above efforts, Telkomsel managed to grow better than the industry, and only recorded a decrease in revenue of 4.3%.

In 2018, there was dynamics of additional frequency spectrum used by domestic operators which secured by auction in October 2017, such as 30 MHz block on 2,300 MHz frequency and two other operators—Indosat and Tri on 2,100 MHz frequency. It will strengthen the operator position to maximize 4G LTE network quality, particularly in dense capacity data service area. This additional frequency spectrum enables the operator to provide higher capacity and speed for better digital lifestyle experience to Indonesia cellular customers.

Fixed Voice & Broadband Business (Fixed Business)

Fixed broadband service equipped with content as IPTV, is increasingly in demand. IndiHome customers increased to 5.1 million in 2018, it showed the high potential in this business line. The competitors are LinkNet, Bisznet, MNC Play, and MyRepublic.

The competition in fixed voice and fixed broadband, emphasized at minipack offering or bundling, as well as educational, information, and entertainment programs. During 2018, IndiHome has been developing innovation of package programs such as Gamer package and minipacks.

In addition, IndiHome also continue developing extended product and service such as IndiHome Smart (smart home) so customers might monitor and control remotely, IndiHome Cloud and Movin so customer might use fixed phone with customer gadget (smartphone). IndiHome Digital touch point is increasing in various digital products and transactions. For smart home product and service, IndiHome compete with MNC Play that had launched MNC Play Smart Home since the end of 2016.

Telkom is still dominating in the fixed broadband market in 2018. Though fixed broadband penetration in Indonesia is still low, several operators are still widening their coverage area aggressively, focusing in high income areas, besides applying bundling service strategy or delivering various content collaborating with OTT player, especially video streaming platform.

Enterprise Business

Through this business line, Telkom delivered digital solution and integrated ICT. In operating enterprise business, Telkom is supported by partners and subsidiaries such as Telkom Sigma in developing platform solution and data center requirement; Infomedia in fulfilling requirement of call center and BPO; Telkomsat in providing satellite transponder; or PINS to provide supporting telecommunication equipment.

In general, the competitors in enterprise was spread out but there is no single player that delivers completed or integrated solutions. Its potential is higher in line with the trend of business process digitalization for corporate, government institution and SMB. It aims to make the business process more efficient.

To overcome the rivalry in 2018, Telkom made acquisitions and organizational changes as well as expanded its cross-sector digitalization service as a leveraging core capabilities. Nowadays, Telkom is serving the banking sector, especially the management of ATM communication network and retail for the digitalization of fuel distribution channel.

International Traffic and Interconnection Business

The current operators of traditional international traffic IDD (non-VoIP) in Indonesia are only Telkom and Indosat. But the rivalry in this business line is the presence of OTT or digital communication service such as Skype, Line, and WhatsApp, or other VoIP service providers that open international access. Its contribution to Telkom revenue lessened significantly by the presence of OTT.

To overcome this competition, Telkom prefered to provide OTT service platform than confront it directly. Telkom emphasized revenue and profit of broadband use through digital hub and Content Delivery Network (CDN).

Network and Satellite Infrastructure Business

In infrastructure business especially tower, Telkom competes with other companies such as Tower Bersama Infrastructure, Sarana Menara Nusantara (Protelindo), and Solusi Tunas Pratama, as well as other telecommunication operators such as Indosat and XL. Its operating activities were managed by Telkom subsidiary Mitratel and Telkomsel. Its strategy was building a new tower or co-location by leaasing the existing tower to cellular operators. Telkom also delivers traffic carrier service as the operator that has backbone network.

In satellite business management, Telkom competed with other overseas satellite operators in South East Asia. Capacity limitation is the factor which restricted the capacity of domestic satellite operator to compete. Currently, satellite transponder demand is higher than the domestic transponder availability. It occurred due to the demand of satellite service in Indonesia’s archipelago is very high, particularly in the regions which are not yet connected to the submarine cable and optic fiber.

BUSINESS PROSPECTS AND SUSTAINABILITY OF THE COMPANY

NATIONAL POLITICAL AND ECONOMIC PROJECTION

In 2019, Indonesia has a Presidential Election. This event is five-yearly democratic party that will determine nation future for Indonesian citizen. There was an opportunity as ‘wait and see’ strategy for industry players that might decrease the intensity of operating activity. On the other hand, the election would increase communication activity that relates to preparation, implementation and supervision of the campaign and election.

On the macro scale, Indonesia’s economy is expected growing around 5.3% in 2019. Indonesia economy was fundamentally solid with growth of 5.17% in 2018 which better than the previous year of 5.07%. Investment and consumer purchasing power is expected to favour quite well in the future, supported by a controlled inflation rate. More infrastructure such as highway, railway, power plant, seaport, and airport might enhance long term economic activities. Nevertheless, Telkom notice national leadership changes, the hike of exchange rates and high interest rate that would influence Telkom performance directly as well as a negative impact for the economy.

OVERVIEW OF BUSINESS PROSPECTS

Telkom believes that the opportunity to continue to grow in the future is still very promising. The connectivity of data and digital services has now become a basic need of the community, and even its use has penetrated in small towns and rural areas. Whereas for institutions and businesses, digital services have become the main requirement for improving services and in maintaining and developing their businesses. Telkom, with all its infrastructure and facilities, is in the leading position to take up these opportunities and continue to grow in the future.

For the Mobile segment, there are business potentials in three focus areas, namely increasing growth potential in the High Value Customer, mobile solution services for the Enterprise segment, and developing various digital services such as mobile financial services, games and videos. At present, High Value Customers contribute significantly to Telkomsel's revenues. To provide the best experience in order to maintain loyalty while increasing the number of High Value Customers, we conduct profiling of High Value Customers and take advantage of big data analytics so that they can offer diverse and quality services according to their personal needs. Telkom also continues to develop innovative products and digital solutions for the enterprise segment including Mobile Security, NB-IoT and other cellular solutions that utilize the Telkomel myBusiness product portfolio. Meanwhile on Digital services, we focus on providing lifestyle experiences such as video, games and music. In May 2018, we launched MAXstream as a platform and became a one-stop video portal by combining OTT Video apps, linear channels and VOD content. Telkom also provides a complete digital game ecosystem and releases the first game "Shellfire" in October 2018 under the “Dunia Games” brand.

Along with the increasing use of smartphones. At the end of 2018 from the total Mobile segment customers in Telkomsel subsidiaries, 66% of our customers have used smartphones, and are expected to continue to grow. The wider use of smartphones will also encourage the growth of digital service & solutions where Telkomsel has prepared platforms, applications and content to anticipate these customer needs. The average consumption of Telkomsel's customer data is around 4 Gigabytes per month, which is still lower than the data consumption of several operators in other countries such as Malaysia, Thailand and India which have reached more than 10 Gigabytes per month.

In the Enterprise segment, opportunities to increase business growth are still wide open. we always strive to find new growth engines that are recurring. We also believe that the trend of digitizing business processes in corporations will continue to strengthen, as well as institutions and government institutions, both central and regional. In addition, the penetration of ICT services in Small and Medium Enterprises (SMBs) is still relatively low. We hope that our presence with the provision of ICT services can help business development among SMEs given the magnitude of the benefits generated, and at the same time constitute a market opportunity for us to grow together. We also actively explore opportunities for enhancing digital capabilities through inorganic activities to strengthen integrated digital services.

In the Consumer segment, the opportunity to continue to grow is still wide open, until the end of 2018 the penetration of fixed broadband services in Indonesia is still relatively low, which is around 12%, while the number of middle class households continues to grow, so the potential demand for fixed broadband services is still very large . In addition, the level of competition is also relatively low because fixed broadband service providers require relatively high capital expenditure needs, which is one of the barrier to entry for new entrants or for existing operators to expand. to various regions. In terms of products and services, Telkom always provides additional choices for customers by offering more varied services and products so they can reach a wider market niche according to customer needs.

For the Wholesale and International Business segment, with the success of Telkom completing the construction of the Indonesia Global Gateway (IGG) cable project, Telkom has adequate network capacity and quality to develop domestic and global market. IGG has a length approximately 5,400 km, connecting the SEA-US submarine cable system (South East Asia - United States) and submarine cable systems SEA-ME-WE5 (South East Asia - Middle East - Western Europe 5), while integrating SEA-US and SEA-ME-WE5 with a network of domestic backbone infrastructure that covers almost all of the district capital in Indonesia. So that Telkom has the capacity to send and bring in bigger, faster and more efficient international traffic.

By connecting SEA-ME-WE5 with SEA-US through IGG, Telkom is getting closer to becoming a Global Digital Hub that allows Telkom to provide alternative direct broadband connections between the European, Asian and American regions. The transformation towards the Global Digital Hub is also carried out by developing infrastructure and connectivity, data center, cloud, content and platform services that target the Carriers, Internet Service Provider, Digital Player, Enterprise and other segments in both the domestic and international markets.

COMPARISON OF INITIAL YEAR TARGET AND THE REALIZATION

In the challenging dynamics of the digital telecommunication industry throughout 2018, Telkom revenue growth was 2.0%. Telkom profit in 2018 was Rp18,032 billion, with EBITDA margin and net income margin of 45.3% and 13.8%. For capital expenditure, Telkom spent 25.7% of revenues in 2018, especially for digital business infrastructure development.

Indicator	Realization in 2018	Targets in Early 2018
Revenue growth	Revenue growth outperform the industry average revenue.	Revenue growth expected to outperform the industry average revenue
EBITDA Margin

EBITDA margin and net income margin decreased into 45.3% and 13.8% The decrease of EBITDA margin was mainly due to the decrease of legacy business that has higher EBITDA margin than other businesses. This decline has not been compensated by the increase in digital business volume.

Digital business contribution towards EBITDA margin, IndiHome growth acceleration and other businesses. Broadband expansion in mobile or fixed line, would always operate and is expected to decrease EBITDA and net income margin.

Capital expenditure	The realization of capital expenditure was 25.7% of revenue, focusing in the digital business infrastructure investment.	Capital expenditure amounted to 24% - 27% of revenue per year with a focus on building digital business infrastructure.

TARGETS OR PROJECTIONS FOR THE FOLLOWING YEAR

Telkom business activities aim to achieve sustainable growth. In 2019, Telkom will establish three main programs to emphasize customer satisfaction and loyalty, digital business development, and acquisition or partnership.

1.	Embracing Best in Class Digital Customer Experience, transforming customer experience by optimizing business process with system, process and people improvement.
2.	Intensifying Digital Business, expanding the broadband connectivity and encouraging digital service and solution to maintain the market domination.
3.	Driving Smart Initiatives on Cost Effectiveness, optimizing cost by emphasizing the streamlined business organization, system, and process and use its Telkom capability to improve the profit.

In 2019, Telkom targets revenue to be above the industry projection by increasing IndiHome contribution. In addition, Telkom still maintains dominance in the cellular market, and aggressively develops its digital business. In the coming year, along with Telkom role in the digitalization era, revenue from voice and sms services will decrease while revenues from digital business will increase. The contribution of digital business is expected to be even greater against the EBITDA margin and net income.

The allocation of capital expenditure is set to around 25-30% of revenue for building broadband infrastructure in both the cellular and fixed-line segments. In general, Telkom target for 2019 can be set out below:

Indicators	2019 Targets
Revenue growth	Revenue growth is expected to be better than industry average revenue and other digital business revenue continues to increase.
EBITDA margin

EBITDA and net income margin are projected to decline slightly in line with the development of mobile and cellular broadband infrastructure, along with an increase in the portion of revenue from digital business.

Expenditure capital	Capital expenditure will be around around 25%-30% of revenue, with a focus on investment in digital business infrastructure

DIVIDEND

Telkom have a dividend pay out policy with the approval of the Annual General Meeting of Shareholders (AGMS). Every year, we distribute cash dividends to shareholders with a payout ratio ranging from 60% to 75%. Then, for performance in 2018, we will set the payment ratio, dividend amount, and total final dividend at the AGMS to be held in 2019. Here are dividend payment data and information for the last five years from 2014 to 2018.

		Date of Dividend				Dividend
		Payment in Cash				Amount per
		and/or Date of		Dividend		Share (cash
		Dividend	Payment Ratio	Amount paid		and/or non-
Dividend		Distribution in	/ Payout ratio	per year		cash) after Stock
Year	Dividend Policy	Non-Cash	(%) [1]	(Million Rp)		Split (Rp)
2013	AGMS, April 4, 2014	May 19, 2014	70	9,943,294	[2]	102.40
2014	AGMS, April 17, 2015	May 21, 2015	60	8,782,812	[3]	89.46
2015	AGMS, April 22, 2016	May 26, 2016	60	9,293,184	[4]	94.64
2016	AGMS, April 21, 2017	May 26, 2017	70	13,546,411	[5]	136.75
2017	AGMS, April 27, 2018	May 31, 2018	75	16,608,751	[6]	167.66

Remarks:

1.	The payment ratio shall be the profit percentage attributable to the owner of holding entity paid to the shareholders as dividends.
2.	Consists of cash dividend in the amount of Rp7,812,588 million and special cash dividend in the amount of Rp2,130,706 million.
3.	Consists of cash dividend in the amount of Rp7,319,010 million and special cash dividend in the amount of Rp1,463,802 million.
4.	Consists of cash dividend in the amount of Rp7,744,304 million and special cash dividend in the amount of Rp1,548,880 million.
5.	Consists of cash dividend in the amount of Rp11,611,211 million and special cash dividend in the amount of Rp1,935,200 million.
6.	Consists of cash dividend in the amount of Rp13.286.997 million and special cash dividend in the amount of Rp3,321,754 million.

REALIZATION OF PUBLIC OFFERING FUND

As of December 31, 2018,  Telkom have several outstanding bonds held by investors as follows:

				Time
	Amount		Maturity	Periode
Name of the Bond	(Rp million)	Date of Issue	Date	(year)
Bond II Telkom 2010 series B	1,995,000	June 25, 2010	July 6, 2020	10
The Continuous Bonds I Telkom 2015 series A	2,200,000	June 23, 2015	June 23, 2022	7
The Continuous Bonds I Telkom 2015 series B	2,100,000	June 23, 2015	June 23, 2025	10
The Continuous Bonds I Telkom 2015 series C	1,200,000	June 23, 2015	June 23, 2030	15
The Continuous Bonds I Telkom 2015 series D	1,500,000	June 23, 2015	June 23, 2045	30

The rating of the bonds is AAA of Pefindo and secured by all of the Issuer Company assets, tradable or non-tradable, either existing or those that will exist in the future. The underwriters of the bonds are PT Bahana Sekuritas (Bahana), PT Danareksa Sekuritas, PT Mandiri Sekuritas and PT Trimegah Sekuritas, with PT Bank Permata Tbk and PT Bank Tabungan Negara Tbk as the appointed Trustee.

In 2018,  all public offering funds had been realized in accordance with the plan to use the proceeds from the public offering, by recording the remaining balance is nil. For more details related to information about Bonds please see Note 16 to the Consolidated Financial Statements.

MATERIAL TRANSACTION INFORMATION CONTAINING CONFLICT OF INTEREST, TRANSACTION WITH AFFILIATED PARTIES, INVESTMENT, DIVESTMENT AND ACQUISITION

To comply with POJK No.31/POJK.04/2015, Telkom disclosed material transaction information that may affect stock prices or investment decisions. Through this report Telkom declared to have identified and disclosed material transactions containing conflict of interest, transactions with affiliates, and investment, divestment and acquisition transactions throughout 2018, as follows:

1.

On January 30, 2018, the Company entered into a conditional new shareholding agreement with Cellum Global Zrt. (Cellum) through two stages. In the first stage, Metranet will include new shares worth USD4,000,000 equivalent to 20.4% ownership and in the second stage valued at USD2,000,000 so that Metranet's ownership becomes 30.4%. Cellum is a provider solution for mobile payment and commerce services. This  new equity participation is expected to strengthen the Company business portfolio, specifically strengthening the TelkomGroup Fin-Tech business ecosystem.

2.

On March 31, 2018, Metra signed a Sales Purchase Agreement with shareholders of PT Swadharma Sarana Informatika (Swadharma) in share ownership and the purchase of new shares totaling Rp397 billion. Metra has a 51% interest in Swadharma. Swadharma is engaged in managing computer technology facilities, especially in the banking sector. This new investment is expected to strengthen the Company business portfolio.

3.

On April 18, 2018, TII acquired a 21% shareholding owned by Compudyne Telecommunication Systems Sdn, Bhd. at Telin Malaysia at a acquisition cost of MYR8,764,798 (equivalent to Rp31 billion), so TII ownership in Telin Malaysia became 70% and became a consolidated entity.

4.	On April 25, 2018, TII increased its share ownership in TSGN to 70% with total acquisition price of MYR42,350,000 (equivalent to Rp150 billion).
5.

On December 28, 2018, a Sales and Purchase Agreement involving Telkom Sigma, PT Upperco Usaha Maxima and PT Abdi Anugrah Persada regarding with shares of PT Collega Inti Pratama. In this transaction, Telkom Sigma will become majority shareholder of PT Collega Inti Pratama, reaches 70%. PT College Inti Pratama is ICT solution provider for banking and financial institution. This acquisition will enhance TelkomGroup in providing ICT solution for banking, integrated with other ICT services.

CHANGES IN REGULATION

Good Corporate Governance (GCG) practice encourages Telkom to obey Indonesia regulations. Therefore, Telkom monitored regulation changes throughout 2018 and analysed its impacts. It resulted in no regulation change that affected business process and/or Telkom management strategies including financial or non-financial reports.

No	Laws and Regulations Having Significant Effect	Impact on Financial Statement
1	N/A	N/A

CHANGES IN ACCOUNTING POLICY

The Consolidated Financial Statements of Telkom and its subsidiary under Financial Accounting Standard (SAK) in Indonesia which covers the Statement of Financial Accounting Standard (PSAK) and Interpretation of Financial Accounting Standard (ISAK) in Indonesia,  issued by the Board of Financial Accounting Standard – Indonesian Accountant Association and Regulation of Capital Market and Financial Institution Supervisory Body (Bapepam-LK) No.VIII.G.7 regarding “the Financial Report Presentation and Disclosure of Issuer or Public Company”, as attached in the letter KEP‑347/BL/2012. Accounting standard and interpretation that have been certified by the Board of Financial Accounting Standard (DSAK), but have not been taken into effect for the ongoing financial report are disclosed in Note 2 Consolidated Financial Report.

Telkom as the only company in Indonesia listed on the New York Stock Exchange, has fully implemented the accounting standards of International Financial Reporting Standard (IFRS) since 2011 for financial statements submitted to the Securities and Exchange Commission (SEC). In 2018, Telkom began fully implementing IFRS 9 Financial Instrument and IFRS 15 Revenue from Contracts with Costumers and simultaneously preparing for the implementation of IFRS 16 Leases which became effective on January 1, 2019. The three standards will be adopted as new accounting standards (PSAK71 Financial Instruments, PSAK72 Income from Contracts with Customers and PSAK73 Leases), which have been issued by DSAK and will be effective in Indonesia starting January 1, 2020.

In line with the development of applicable regulations, Telkom has implemented IFRS 9 and IFRS 15 in full for IFRS financial reports in 2018, where Telkom develops and strengthens IT systems and improves business processes in accordance with the Sarbanes Oxley Act, and simultaneously prepares for IFRS 16 implementation which will take effect on January 1, 2019.

Telkom has also carried out process changes in business units, data preparation, and systems and HR readiness for the adoption of the new IFRS accounting standards which require complex processes and a long time in preparing financial reports and the audit process, especially in the first year of implementation. Based on observations in global companies, it will take at least 2-3 years to prepare for implementing the three new IFRS accounting standards (IFRS 9, 15 and 16). Telkom has reformed and fully complied with adjusting its financial statements to meet these international standards in a timely manner.

CORPORATE GOVERNANCE

137	Corporate Governance Principle and Platform
142	Corporate Governance Structure
143	Corporate Governance Assessment
144	General Meeting of Shareholders (GMS)
153	Board of Commissioners
161	Audit Committee
166	Committee for Nomination and Remuneration
170	Committee for Planning and Risk Evaluation and Monitoring
175	Board of Directors
181	Corporate Secretary
184	Internal Audit Unit
188	Internal Control System
190	Risk Management System
195	Whistleblowing System
198	Board of Directors’ and Commissioners’ Share Ownership Policy Implementation
199	Employee Stock Ownership Program
200	Significant Legal Disputes
201	Information Regarding Administrative Sanctions
202	Information Access and Company’s Public Data
203	Corporate Code of Conduct
204	Corporate Culture

CORPORATE GOVERNANCE PRINCIPLE AND PLATFORM

Telkom is continuously striving to apply the principles of Good Corporate Governance (GCG) at throughout organization’s levels. The goal is to maintain accountability, improve performance, and meet the expectations of stakeholders.

Telkom’s commitment in implementing GCG can be seen from Resolution of Board of Directors related to Group GCG Guidelines No.602/2011. This Resolution of Board of Directors contains several systems for implementing GCG that guarantee the implementation of GCG for ethical and comply wih the Good Corporate Governance practices internal and external transactions. In line with this, the GCG support system policies and infrastructure continue to be evaluated and improved by the Telkom to strengthen the implementation quality of governance practices.

IMPLEMENTATION OF GCG BASIC PRINCIPLES

Telkom has implemented all the basic principles of GCG since it first listed its shares at IDX more than 23 years ago, the five basic principles of GCG are:

1.

Principle of Transparency

Telkom regularly publishes financial reports and annual reports also other material information such as the decision-making process as a means for investors to easily access important information. The access information is provided in the form of the Company's website, print media and press releases, face-to-face meetings with investors, public expose, and press gatherings.

2.

Principle of Accountability

Telkom ensures the availability of charter, guidance or manual that contain clarity of functions, implementations, and accountabilities of shareholders, Board of Commissioners, Board of Directors, committees, and Corporate Secretary. This will create check and balances mechanism on authority and roles in the management of the Company. In addition, clear criteria for Key Performance Indicators (KPI) and operational targets are also stipulated.

3.

Principle of Responsibility

Telkom ensures compliance with applicable laws and regulations also applies principles of a healthy corporation. These include laws and/or tax regulations, fair competition, industrial relations, occupational health and safety, payroll standards and other relevant regulations. In addition, Telkom has the function of VP Legal and Compliance which is tasked to ensure the fulfillment of all regulations and legislation’s.

4.

Principle of Independence

Telkom professionally works without conflict of interest and free from other parties’ pressure that are against regulation with regulations and contrary to the principles of healthy corporation. Telkom explicitly states corporate decision-making rules/authority in the board charter and the Company's Articles of Association. In addition, Telkom has additional policies in the Corporate Governance Guidelines, such as conflict of interest transaction policy, prohibitions on political party donations and prohibitions on affiliate relations.

5.

Principle of Equality and Equity

Telkom applies the principle of equality and equity in fulfilling the rights of stakeholders that arise based on agreements and applicable laws and regulations. Implementation is carried out in various operational aspects, susch as respecting the rights of minority shareholders, prohibiting insider trading, implementing performance management based on the balanced scorecard, conducting open auctions in the procurement of goods/services and implementing e-procurement.

IMPLEMENTATION OF GCG MANAGEMENT PRINCIPAL - FINANCIAL SERVICES AUTHORITY

Telkom has also implemented the 8 (eight) principles of Company management according to the guidelines of Listed company governance from Financial Services Authority, as follows:

Principle	Recommendation		Implementation	Status
Principle 1
Improving The Value of General Meeting Shareholders (GMS).	1.	Technical methods or procedures for open and closed voting that prioritize independence and interest of the shareholders.	Telkom already has technical procedures for voting set out in the procedures for the General Meeting of Shareholders.	Comply
	2.	Members of Board of Directors and Board of Commissioners attend the Annual GMS.	All of the members of Board of Directors and Board of Commissioners attended the GMS.	Comply
	3.	A summary of minutes of GMS is available at the Website at least 1 year.	Telkom provided a Summary of Minutes of GMS at the Company’s Website under Investor Relations.	Comply
Principle 2
Improving The Public Listed Company Communication Quality with Shareholders or Investors.	1.	To have a policy on communications between Public Company and shareholders and investors.	Telkom has a policy on communications with Investors through Non Deal Roadshow, One on One Meeting, Earnings Call, Public Expose, Conference and Investor Summit.	Comply
	2.	Posted the communications policy of a Public Company at the Website.

Telkom has made available materials of each Earnings Call, Conference and materials of presentation to investors at the Company’s website to provide equality for Shareholders and Investors regarding the implementation of Communications with the Company.

				Comply
Principle 3
Strengthening The Membership and Composition of Board of Commissioners.	1.	Determination of the numbers of board of commissioners should consider the company condition members should take into account the Company’s Conditions.

Telkom has complied with the provision applicable to the Company as Public Company as set out in Article 20 of Regulation of Financial Services Authority No.33/POJK.04/2014 that the number of members of Board of Commissioners must be more than 2 (two) persons.

				Comply
	2.	Determination of the composition of members of Board of Commissioners takes into account the required variety of skills, knowledge and experience.

At the Shareholders’ discretion, members of Board of Commissioners have been appointed by taking into account a variety of skills, knowledge, experiences and Telkom’s business conditions and complexity.

				Comply
Principle 4
Improving The Quality of Duty and Responsibility of Board of Commissioners.	1.	Board of Commissioners has a policy to self-assess the performance of Board of Commissioners.	Basically, the assessment of the performance of Board of Commissioners is carried out by Class A Dwiwarna Shareholders through the mechanism of a General Meeting of Shareholders.	Explain
	2.	The self-assessment policy is reported in an Annual Report.	Telkom does not has any self-assessment policy yet, therefore there is no self-assessment policy reported in the Annual Report.	Explain

Principle	Recommendation		Implementation	Status
	3.	Board of Commissioners has a policy of resignation in the event of involvement in any financial crimes.

In accordance with Telkom’s Articles of Association, jo. Regulation of Financial Services Authority No. 33/POJK.04/2014 any member of Board of Commissioners who does not meet any requirements to be a member of Board of Commissioners as set out in the Articles of Association and Regulation of Financial Services Authority No. 33/POJK.04/2014 including any involvement in any financial crimes, consequently his/her position will be null and void.

In the event that the member of Board of Commissioners resigns, it will be resolved at a GMS.

Comply
	4.	Board of Commissioners or the KNR sets out a provision of succession in the Nomination Process of a member of Board of Directors.

The Committee for Nomination and Remuneration sets out in the Committee for Nomination and Remuneration Charter that among its duties is to give recommendations to Board of Commissioners which will inform the Class A Dwiwarna Shareholders about the Planning of Succession of Members of Board of Directors.

In addition, as an SOE, the provision of succession of Board of Directors refers to Regulation of Minister of SOE No.PER-03/MBU/02/2015 on the requirements, procedures for the appointment and dismissal of a member of Board of Directors of an SOE.

Comply
Principle 5
Strengthening Membership and Compositions of Board of Directors.	1.	Determination of the number of members of Board of Directors takes into account the Company’s conditions and effectiveness in decision-making.

Determination of the number of members of Board of Directors of the Company refers to the Article 2 paragraph (1) and paragraph (2) Regulation of Financial Services Authority No.33/POJK.04/2014 regarding Board of Directors and Board of Commisioner of listed Company which provides that Board of Directors of Listed Companies or Public Companies must consist of at least 2 (two) members which 1 (one) of them have to be appointed as the President Director.

Comply
	2.	Determination of the Composition of members of Board of Directors takes into account a variety of skills, knowledges and experiences as required.

At the Shareholders’ discretion, members of Board of Directors of the Company have been appointed by taking into account a variety of skills, knowledges, experiences, and the Company’s conditions and business complexity.

Comply
	3.	Members of Board of Directors in charge of accounting and finance have skills and/or knowledge in accounting.

The member of Board of Directors in charge of accounting and finance in the Company is the Finance Director who has sufficient accounting and financial knowledge and experience as can be seen in the position and education history of Board of Directors under the section of Profiles of Board of Directors.

Comply
Principle 6

Principle	Recommendation		Implementation	Status
Improving The Quality of Task execution and Responsibility of Board of Directors.	1.	Board of Directors has a policy to self-assess the performance of Board of Directors.	Board of Directors has a Self-Assessment policy as set out in the section of Performance Assessment of Board of Commissioners and Board of Directors.	Comply
	2.	The self-assessment policy is reported in an Annual Report.	Results of the Self-Assessment of Board of Directors are reported in the Company’s Annual Report under the section of Corporate Governance.	Comply
	3.	Board of Directors has a policy of resignation in the event of involvement in any financial crimes.

In accordance with our Articles of Association jo. Regulation of Financial Services Authority No. 33/POJK.04/2014, any member of Board of Directors who does not meet any requirements to be a member of Board of Directors as set out in the Articles of Association including any involvement in any financial crimes, consequently his/her position will be null and void.

In the event that the member of Board of Directors resigns, it will be resolved at a GMS.

Comply
Principle 7
Improving Corporate Governance Aspect Through Stakeholders Participation.	1.	To have a Policy to prevent Insider Trading.

In accordance with Regulation of Human Capital Management Director No.PR 209.05.r.00/PS800/COP-A4000000/2017 on Employees’ Compliance Ethics, the provision to prevent Insider Trading is as set out in Article 7 on Gross Violations, which includes Abuse of Authority or Position.

Comply
	2.	To have a Policy of Anti Corruption and Anti Fraud.

Telkom always committed to preventing Corruption in our Company. This is realized through the existence of integrity pact completed by all employees of Telkom and the existence of a separate website as an integrity portal for all employees of Telkom, called myintegrity.telkom.co.id.

Comply
	3.	To have a Policy on the Selection and Capacity Building of Suppliers and Vendors.

Telkom selects our vendors and suppliers in accordance with our internal procurement policy managed through the Share Service Operation Procurement Department and implemented by reference to Regulation of Finance Director No.PR.301.08/r.01/COP-A00110000/2016 on Procurement Implementation Guidelines.

Comply
	4.	To have a Policy on the fulfillment of Creditors’ Rights.	Telkom has a policy to fulfill the rights of our creditors through the Corporate Finance Unit that sets out and manages the rights of Telkom’s creditors.	Comply

Principle	Recommendation		Implementation	Status
	5.	To have a Policy on whistleblowing system.

Pursuant to Decision of Board of Commissioners No.08/KEP/DK/2016 dated June 8, 2016 on the Provision of Complaint Handling Procedures (Whistleblowers) at PT Telkom Indonesia, Tbk and its consolidated Subsidiaries which then ratified by Board of Directors through Regulation of Board of Directors No. PD.618.00/r.00/HK200/COP-C0000000/2016 dated December 21, 2016, Telkom guarantees and ensures the protection of identity of the whistleblowers, whether the employees or third parties filing any complaints or reports of alleged violations.

Comply
	6.	To have a Policy on the granting of long-term incentives to Board of Directors and Employees.

In determining the incentives to be earned by Board of Directors, Telkom guided by Regulation of Minister of SOE No.PER-04/MBU/2014 on the Setup Guidelines on Income Allocation Guidance for Board of Directors, Board of Commissioners, and Board of Trustees of State Owned Enterprises, as for the incentives for employees, it is set out in the Collective Labor Agreement Chapter VI on compensations and benefits. In addition, Telkom also provide long-term incentives in the form of Employee Stock Option Plan (ESOP), which was last done in 2013.

Comply
Principle 8
Improving The Implementation of Information Disclosure.	1.	To use information technology more widely other than a Website as a medium of information disclosure.

Telkom also active in various social media as medium for information disclosure and product promotion. In addition, Telkom also use the mailing list system as medium for information disclosure and communication with investors.

Comply
	2.	The Annual Reports of Public Companies disclose the most current beneficial owners of the Company’s ownership, at least 5% other than Major Shareholders and Controllers.	Telkom discloses the most current beneficial owners of the Company’s ownership with 5% or more in our Annual Report under the section of Shareholders’ Composition and Ownership.	Comply

CORPORATE GOVERNANCE STRUCTURE

Telkom’s governance structure consisting of Main and Supporting Organs, is in accordance to the Law of the Republic of Indonesia No.40/2007 regarding Limited Liability Companies and the prevailing regulations in the capital market. The Main Organs of the Company consist of the General Meeting of Shareholders (GMS), the Board of Commissioners and the Board of Directors. The Supporting Organs consist of the Audit Committee, the Committee for Nomination and Remuneration, the Committee for Planning and Risk Evaluation and Monitoring, the Corporate Secretary and the Internal Auditor.

CORPORATE GOVERNANCE ASSESSMENT

Assessment of Telkom’s Disclosure of governance practices is done using the Corporate Governance Scorecard Methodology, which reviews all of our publicly available information, including all the information included in the annual report, website, announcement, and circular letter made by Telkom. The information used in the assessment is presented in English.

In 2018, the Indonesian Institute for Corporate Directorship (IICD) underwent an assessment to the top 200 companies listed in the Indonesia Stock Exchange ranked by market capitalization. The assessment (supported by 10 assessors and four reviewers) was divided into 2 groups, with 100 companies listed in the Big Market Capitalization Group (Big Capitalization), and the rest the Mid Market Capitalization Group (Mid Capitalization). The OECD Scorecard for Economic Co-operation and Development (OECD) was used to assess the top 200 companies. The OECD Principles consist of:

1.	Shareholder rights;
2.	Fair Shareholder treatment;
3.	Stakeholder roles;
4.	Disclosure and transparency;
5.	Board Responsibility.

The IICD has been doing corporate governance assessments to hundred listed companies since 2005, using the international standards of the Corporate Governance principles of the OECD’s Corporate Governance Scorecard. This has been implemented previously in some ASEAN Countries including Indonesia. In the future, the IICD will list anti corruption and financial performance as defining factors in the Corporate Governance performance assessment.

In this assessment, Telkom, with 2 other listed companies, achieved the title of “The Best State Owned Enterprise” apart of the Big Capitalization Category. Telkom was considered as an SOE that had implemented Good Corporate Governance properly and transparently, and could explain and give responsibility to the public regarding public decisions.

GENERAL MEETING OF SHAREHOLDERS (GMS)

Telkom as the highest governance organ is a General Meeting of Shareholders (GMS), which facilitates shareholders to make important and strategic decisions. In accordance with the provisions of the Telkom's Articles of Association and statutory regulations, the Annual GMS (AGMS) is held once a year with the following routine discussion agenda:

1.	Approval of the Company’s Annual Report, including Board of Commissioners Supervisory Task Report.
2.

Ratification of the Company’s Financial Statement and the Annual Partnership and Community Development Program Report, as well as the Exemption of Liabilities of the members of Board of Directors and Commissioners.

3.	Determination of the Company’s Net Income, including dividend payment in the financial year.
4.	The determination of remuneration for the members of Board of Directors and Commissioners.
5.

The appointment of a Public Accounting Firm to Audit the Company’s Financial Statements, including Audit of Internal Control over Financial Reporting and Appointment of a Public Accounting Firm to Audit the Financial Statements of Partnership and Community Development Programs.

6.	Any other agenda proposed by one or more Shareholder thata represent 1/20 or more of all shares that have a voting right.

AGMS RESOLUTION FOR 2016 FINANCIAL YEAR

Telkom conducted the AGMS on April 21, 2017 for the performance of the 2016 financial year with details of the agenda and realization of the 2016 fiscal year AGMS decisions as follows:

Agenda	AGMS Resolution		Status of the AGMS Resolution
1

To approve the Annual Report of the Company including the Board of Commissioners’ Supervision Duty Report for the Financial Year 2016, namely regarding the condition and operation and supervisory of the Company as substantially have been presented in the Meeting by the Board of Directors and the Board of Commissioners.

			Resolution effective immediately.
2	1.	To ratify	Resolution effective immediately.
		a.

The Company’s Consolidated Financial Statements for the Financial Year 2016 which has been audited by the Public Accountant Firm Purwantono, Sungkoro & Surja (a member firm of Ernst & Young Global Limited) according to its report number RPC 3036/PSS/2017 dated March 2, 2017 stated with opinion “the acCompanying consolidated financial statements report present fairly, in all material respects, the consolidated financial  position of Perusahaan Perseroan (Persero) PT Telekomunikasi Indonesia Tbk and its subsidiaries ended as of December 31, 2016  and the financial performance and consolidated casf flow for the year ended on such date  in accordance with Indonesian Financial Accounting Standards;

		b

Partnership and Community Development Annual Report for the Financial Year 2016 which compiled pursuant to Minister of State Owned Enterprise’s Regulation which is a comprehensive accounting basis in addition to Indonesian Financial Accounting Principle that generally accepted in Indonesia and have been audited by the Public Accountant Firm Purwantono, Sungkoro & Surja (a member firm of Ernst & Young Global Limited) according to its report RPC-2925/PSS/2017 dated  January 25,  2017 stated with opinion “the acCompanying financial statements present fairly, in all material respects, financial position of  Center for the Management of Partnership and Community Development Program of Perusahaan Perseroan (Persero) PT Telekomunikasi Indonesia Tbk dated December 31, 2016  and financial performance and cash flow for the year ended on such date in accordance with the Non Publicly Accountable Entities Financial Accounting Standards;

Agenda	AGMS Resolution				Status of the AGMS Resolution
2.

Then, by the approval of the Company’s Annual Report for the Financial Year 2016 including Supervisory Task of the Board of Commissioner Report and the ratification of Financial Statement for the Financial Year 2016 and Annual Report on Partnership and Community Development Program for the Financial Year 2016, the Meeting hereby grant a full acquittal and discharge (volledig acquit et decharge) to members of the Board of Directors and the Board of Commissioners who serves in the Financial Year 2016 consecutively for the managerial and supervisory actions of the Company as long as those actions are not criminal act and those actions are reflected in the Company’s Annual Report, Financial Statements (Consolidated)  for Financial Year 2016 and Annual Report of Partnership and Community Development for the Financial Year 2016.

3	1.

To Approve and determine the appropriation of the Company’s net profit for the Financial Year ended on the December 31, 2016 in the amount of Rp19,352,026,828,926,- (nineteen trillion three hundred fifty two billion twenty six million eight hundred twenty eigh thousand and nine hundred and twenty six Rupiah) which will be allocated to:

						Dividend distribution was conducted on May 26, 2017.
						The decision on reserve effective immediately.
a.

Dividend amounting to 60% of the net profit or in the amount of  Rp11,611,211,188,567.60  (eleven trillion six hundred eleven billion two hundred eleven million one hundred eighty eight  thousand five hundred sixty seven point six zero Rupiah) including amount of Interim Dividend which had been distributed to shareholders on the December 27, 2016 based on the Board of Directors Meeting which had been approved by the Board of Commissioners on the December 6, 2016 in amount Rp1,919,726,695,491.40 (one trillion nine hundred ninety billion seven hundred twenty six million six hundred ninety five thousand and four hundred ninety one point four zero Rupiah), therefore the amount of cash dividend will be distributed to shareholders in amount of Rp9,691,484,493,076.18 (nine trillion six hundred  ninety one billion four hundred eighty four million four hundred ninety three thousand seventy six point one eight Rupiah) and added  special dividend of 10% or amount of Rp1,935,200,213,724.32 (one trillion nine hundred thirty five billion two hundred million two hundred thirteen thousand seven hundred twenty four point three two Rupiah) distributed as cash dividend, therefore dividend (either cash dividend and special dividend) to shareholders  per shares of Rp117.3675 (one hundred and seventeen point  three six seven five Rupiah) and specifically dividen for Government/Republic of Indonesia will be paid in accordance with prevailling laws, with notes:

				State of Rp6,056,439,231,453.30 (six trillion fifty six billion four hundred thirty nine million two hundred thirty one thousand four hundred fifty three point three zero Rupiah).
				Public of Rp5,570,245,475,347.20 (five trillion five hundred seventy billion two hundred forty five million four hundred seventy five thousand three hundred forty seven point two zero Rupiah).
b.

30% of Net Profit of the Company or amount of Rp5,805,615,426,634.10 (five trillion eight hundred five billion six hundred fifteen million four hundred twenty six thousand six hundred thirty four point one zero Rupiah) determined as Retairned Earning.

	2.	To Approve the distribution of Cash Dividend and Special Dividend for the Financial Year 2016 will be conducted with the following conditions:
		a.	Those who are entitled to receive Cash Dividend and Special Dividend are shareholders whose names are recorded in the Company’s Shareholders on May 5, 2017 up to 16:15 Western Indonesia Standard Time;

Agenda	AGMS Resolution			Status of the AGMS Resolution
		b.	Cash Dividend and Special Dividend shall be paid all at once on May 26, 2017.
	3.

To the Board of Directors granted the authorization to regulate further the procedure of  dividend distribution and to announce the same with due observance of the prevailing laws and  regulations  in the stock exchange where the Company’s share are listed.

4	1.

To grant authority and authorize to series A Dwiwarna shareholder to determine the amount of tantiem for financial year 2016 and to determine honorarium allowance, facility and other incentive to members of the Board of Commissioners for financial year 2017.

				Has been implemented.
	2.

To grant authority and authorize to the Board of Commissioners  by first obtaining written approval of series A Dwiwarna Shareholders to determine the amount of tantiem for financial year 2016 and to determine salary, allowance, facility and other incentive to members of the Board of Directors for financial year 2017.

5	1.

Reappointment of Public Accounting Firm Purwantono, Sungkoro & Surja (a member firm of Ernst & Young Global Limited) to conduct an integrated audit of the  Company for the Financial Year 2017 which include the audit of the Consolidated Financial Statements of the Company, and  the audit of the Internal Control Audit on Financial Reporting for the Financial Year 2017 and to audit the Financial Statements of Partnership and Community Development Program for the Financial Year 2017.

				The PAF’s approval is effective immediately.
	2.

Reappointment of Public Accounting Firm Purwantono, Sungkoro & Surja (a member firm of Ernst & Young Global Limited) to audit the appropriation of funds for the Partnership and Community Development Program for the Financial Year 2017.

	3.	To grant authority to the Boards of Commissioners to:
		a.

To appoint an alternate Public Accounting Firm and determine the terms and conditions of its appointment; in the event the appointed Public Accounting Firm can not perform or continue its duty for any reason including the reason of prevailling law and the agreement on the amount for audit fee is unattainable.

		b.	Tetermine the amount of audit fee and other terms and conditions of appointment of the relevant Public Accounting Firm.
6

To approve the ratification of Minister of State Owned Enterprise’s Regulation number PER-03/MBU/12/2016 regarding amendment of Minister of State Owned Enterprise’s Regulation number PER-09/MBU/07/2015 regarding State Owned Enterprise’s Partnership Program and Community Development Program.

				Has been followed-up.
7

In the First Part:

The meeting with the majority vote 79,071,727,019 (98.770%) of the total votes issued in the Meeting resolved to approve amandment of the Articles of Association related with the right of serie A Shareholder.

In the Second Part:

The meeting with the majority vote 79,071,727,020 (98.770%) of the total votes issued in the Meeting resolved to approve amandment of the Articles of Association which is not related with the right of serie A Shareholder.

Therefore in the seventh Agenda of the Meeting resolved:

				Resolution effective immediately.
	1.

To approve amendment and/or adjustment standarization of the Articles of Association of public State Owned Enterprise related with the change of right share of series A Dwiwarna by recompile all of the Articles of Association, in accordance with Letter Minister of State Owned Enterprise as proxy of shareholder seri A Dwiwarna.

Agenda	AGMS Resolution			Status of the AGMS Resolution
2.

To grant authority to shareholder seri A Dwiwarna  to amend and revise to the provisions of the Articles of Association of the Company as referred to in the event of any amendment and/or revision to the provisions issued by the competent authority including the institutions relating to the public Company and/or shareholder series A Dwiwarna as necessary in the framework of submission of reporting and/or approval of amendment of the Articles of Association to the authorized institution.

3.

To grant authority to the Board of Directors of the Company with rights of substitution to restate amendment and/or adjusment of the Articles of Association of the Company into a notarial deed and further submit application approval and/or notify amendment of Articles of Association of the Company to the Minister of Law and Human Rights of the Republic of Indonesia and/or authorized institution pursuant to the prevailing laws and regulations.

8	1.	Confirmation Honorably dismissal from their offices the following names:		Resolution effective immediately.
		a.	Mr. MUHAMMAD AWALUDDIN as Director as of September 9th 2016;
		b.	Mr. INDRA UTOYO as Director as of March 15th 2017; and
		c.	Mr. HONESTI BASYIR as Director as of April 20th 2017.
with appreciation for contribution of dedication and thoughts during their term as the member of the Board of Directors of the Company.
2.

Honorably dismissal Mr. HADIYANTO and Mr. PONTAS TAMBUNAN respectively as Commissioner with appreciation for contribution of dedicaation and thoughts during their term as member of the Board of Commissioner of the Company.

	3.	Changing of the nomenclature of the Board of Directors as follow:
		a.	President Director to become President Director;
		b.	Director to become Finance Director;
		c.	Director to become Consumer Service Director;
		d.	Director to become Human Capital Management Director;
		e.	Director to become Network & IT Solution Director;
		f.	Director to become Digital & Strategic Portfolio Director;
		g.	Director to become Wholesale & International Service Director; and
		h.	Director to become Enterprise & Business Service Director.
	4.	Divert task:
		a.	Mr. HARRY M ZEN formerly as Director to become Finance Director;
		b.	Mr. DIAN RACHMAWAN formerly as Director to become Enterprise & Business Service Director;
		c.	Mr. HERDY ROSADI HARMAN formerly as Director to become Human Capital Management Director; and
		d.	Mr. ABDUS SOMAD ARIEF formerly as Director to become Wholesale & International Service Director.
	5.	To appoint the following names:
		a.	Mr. HADIYANTO as Commissioner;
		b.	Ms. DEVY W SURADJI as Commissioner;
		c.	Mr. CAHYANA AHMADJAYADI as Independent Commissioner;
		d.	Mr. MAS’UD KHAMID as Consumer Service Director;
		e.	Mr. ZULHELFI ABIDIN as Network & IT Solution Director; and
		f.	Mr. DAVID BANGUN as Digital & Strategic Portfolio Director.

with the term of office effective as of the close of the Meeting and ended at the closing of the fitfth Annual General Meeting of Shareholders without prejudice to the rights of General Meeting of Shareholders to dismiss at anytime.

Agenda	AGMS Resolution				Status of the AGMS Resolution
6.

For the members of the Board of Directors and the Board of Commissioners who are appointed as reffered in number 5 above who still serve in other positions that are prohibited under the prevailing regulation to hold multiple offices with the position as member of the Board of Commissioner and the Board of Directors of State Owned Enterprises, then the concerned must resign from his position.

	7.	By the dismissal, assignment and appointment as stated in number 1 and 2, 4 and 5 above mentionded, then composition of the member of the Board of the Company are becomes as follows:
		a.	Board of Directors:
				Mr. ALEX JANANGKIH SINAGA as President Director;
				Mr. HARRY MOZARTA ZEN as Finance Director;
				Mr. MAS’UD KHAMID as Consumer Service Director;
				Mr. HERDY ROSADI HARMAN as Human Capital Management Director;
				Mr. ZULHELFI ABIDIN as Network & IT Solution Director;
				Mr. DAVID BANGUN as Digital & Strategic Portfolio Director;
				Mr. ABDUS SOMAD ARIEF as Wholesale & International Service Director; and
				Mr. DIAN RACHMAWAN as Enterprise & Business Service Director.
		b.	Board of Commissioners:
				Mrs. HENDRI SAPARINI as President Commissioner;
				Mr. DOLFIE OTHNIEL FREDRIC PALIT as Independent Commissioner;
				Mr. HADIYANTO as Commissioner;
				Ms. DEVY W. SURADJI as Commissioner;
				Mr. RINALDI FIRMANSYAH as Commissioner;
				Mr. MARGIYONO DARSASUMARJA as Independent Commissioner;
				Mrs. PAMIJATI PAMELA JOHANNA WALUYO as Independent Commissioner; and
				Mr. CAHYANA AHMADJAYADI as Independent Commissioner.

To authorize with the right of substitution to the Board of Directors to state resolution adopted in the Meeting into notarial deed and to appear before Notary or authorized official and to make any adjustments or corrections which are necessary when required by the competent authority for the purposes of implementation of the resolutions of the Meeting.

Note: All of the above AGMS resolutions are in line with the adopted agenda and is reflected in the AGMS invitation

AGMS RESOLUTION FOR 2017 FINANCIAL YEAR

In addition, Telkom has conducted the AGMS in April 27, 2018 for the performance of the 2017 financial year with details of the agenda and realization of the 2017 fiscal year AGMS decisions as follows:

Agenda	AGMS Resolution		Status of the AGMS Resolution
1

To approve the Annual Report of the Company including the Board of Commissioners’ Supervision Duty Report for the Financial Year 2017, namely regarding the condition and operation and supervisory of the Company as substantially have been presented in the Meeting by the Board of Directors and the Board of Commissioners.

			Resolution effective immediately.
2	1.	To ratify	Resolution effective immediately.
		a.

The Company’s Consolidated Financial Statements for the Financial Year 2017 which has been audited by the Public Accounting Firm Purwantono, Sungkoro & Surja (a member firm of Ernst & Young Global Limited) according to its report number RPC-5841/PSS/2018 dated March 12, 2018 stated with opinion “the accompanying consolidated financial statements report present fairly, in all material respects, the consolidated financial position of Perusahaan Perseroan (Persero) PT Telekomunikasi Indonesia Tbk and its subsidiaries as of December 31, 2017 and the financial performance and consolidated cash flow for the year ended on such date in accordance with Indonesian Financial Accounting Standards”;

		b.

Partnership and Community Development Annual Report for the Financial Year 2017 which compiled pursuant to Minister of State Owned Enterprise’s Regulation which is a comprehensive accounting basis in addition to Indonesian Financial Accounting Principle that generally accepted in Indonesia and have been audited by the Public Accounting Firm Purwantono, Sungkoro & Surja (a member firm of Ernst & Young Global Limited) according to its report RPC-5580/PSS/2018 dated January 24, 2018 stated with opinion “the accompanying financial statements present fairly, in all material respects, financial position of Center for the Management of Partnership and Community Development Program of Perusahaan Perseroan (Persero) PT Telekomunikasi Indonesia Tbk dated December 31, 2017 and financial performance and cash flow for the year ended on such date in accordance with the Non Publicly Accountable Entities Financial Accounting Standards.

	

Then, by the approval of the Company’s Annual Report for the Financial Year 2017 including Supervisory Task of the Board of Commissioners’ Report and the ratification of Financial Statement for the Financial Year 2017 and Annual Report on Partnership and Community Development Program for the Financial Year 2017, the Meeting hereby grant a full acquittal and discharge (volledig acquit et de charge) to members of the Board of Directors dan the Board of Commissioners who serves in the Financial Year 2017 consecutively for the managerial and supervisory actions of the Company as long as those actions are not criminal act and those actions are reflected in the Company’s Annual Report, Financial Statements (Consolidated) for Financial Year 2017 and Annual Report of Partnership and Community Development for the Financial Year 2017.

	2.

Authorize to the Board of Commissioners with the first by obtaining written approval from the Series A Dwiwarna Shareholder in relation to the authority of the General Meeting of Shareholders as provided in Regulation of the Minister of State Owned Enterprise Number PER-09/MBU/07/2015 as amended the latest by the Regulation of the Minister of State Owned Enterprise Number PER-02/MBU/ 7/2017 and its amendments.

Agenda	AGMS Resolution			Status of the AGMS Resolution
3	1.

To Approve and determine the appropriation of the Company’s net profit for the Financial Year ended on the December 31, 2017 in the amount of Rp22,144,990,327,956 (twenty two trillion one hundred forty four billion nine hundred ninety million three hundred twenty seven thousand nine hundred fifty six Rupiah) as follow:

				 Dividend distribution was conducted on May 31, 2018.
				 The decision on reserve effective immediately.
		a.

Cash Dividend amounting to 60% of the net profit or in the amount of Rp13,286,997,175,681.50 (thirteen trillion two hundred eighty six billion nine hundred ninety seven million one hundred seventy five thousand six hundred eighty one point five zero Rupiah) or amounting to Rp134.1278 (one hundred thirty four point one two seven eight rupiah) per share, based on shares have been issued (excluding shares have been repurchased by the Company) on the date of the Meeting, namely amountly 99,062,216,600 (ninety nine billion sixty two million two hundred sixteen thousand six hundred) of shares;

		b.

Special Dividend amounting to 15% of the net profit or in the amount of Rp3,321,754,247,031.20 (three trillion three hundred twenty one billion seven hundred fifty four million two hundred forty seven thousand thirty one point two zero Rupiah) or amounting to Rp33.5320 (thirty three point five three two zero rupiah) per shares based on shares have been issued (excluding shares have been repurchased by the Company) on the date of the Meeting, amounting to 99,062,216,600 (ninety nine billion sixty two million two hundred sixteen thousand six hundred) of shares;

		c.

25% of Net Profit of the Company or amount of Rp5,536,238,905,243.30 (five trillion five hundred thirty six billion two hundred thirty eight million nine hundred five thousand two hundred forty three point three zero Rupiah) determined as Retained Earning which will be used to finance the development of the Company’s business;

	2.	To Approve the distribution of Cash Dividend and Special Dividend for the Financial Year 2017 will be conducted with the following conditions:
		a.

Those who are entitled to receive Cash Dividend and Special Dividend are shareholders whose names are recorded in the Company’s Shareholders on May 11, 2018 up to 16.15 Western Indonesia Standard Time;

		b.	Cash Dividend and Special Dividend shall be paid all at the lattest on May 31, 2018.
	3.

To the Board of Directors granted the authorization with the right of substitution to regulate further the procedure of dividend distribution and to announce the same with due regard to the prevailing laws and regulations in the stock exchange where the Company’s share are listed.

4	1.

To grant authority and authorize to serie A Dwiwarna shareholder to determine the amount of tantieme for financial year 2017 and to determine honorarium allowance, facility and other incentive to members of the Board of Commissioners for financial year 2018.

				Has been implemented.
	2.

To grant authority and authorize to the Board of Commissioners by first obtaining written approval of serie A Dwiwarna Sahreholders to determine the amount of tantieme for financial year 2017 and to determine salary, allowance, facility and other incentive to members of the Board of Directors for financial year 2018.

5	1.

Appointment of Public Accounting Firm Purwantono, Sungkoro & Surja (a member firm of Ernst & Young Global Limited) to conduct an integrated audit of the Company which include the audit of the Consolidated Financial Statements of the Company, including the audit of the Internal Control over Financial Reporting for the Financial Year 2018 and to audit the Financial Statements of Partnership and Community Development Program for the Financial Year 2018.

				The PAF’s approval is effective immediately.

Agenda	AGMS Resolution			Status of the AGMS Resolution
	2.	To grant authority to the Boards of Commissioners to:
a.

To appoint an alternate Public Accounting Firm and determine the terms and conditions of its appointment; in the event the appointed Public Accounting Firm can not perform or continue its duty for any reason including the reason of prevailling law and the agreement on the amount for audit fee is unattainable.

		b.	Determine the amount of audit fee and other terms and conditions of appointment of the relevant Public Accounting Firm.
6

To approve the transfer of Treasury stock through withdrawal of 1,737,779,800 (one billion seven hundred thirty seven million seven hundred seventy nine thousand eight hundred) shares which are all shares which have been repurchased by the Company, by way of reduction of issued and paid up capital from Rp5,039,999,820,000,- (five trillion thirty nine billion nine hundred ninety nine million eight hundred twenty thousand rupiah) to Rp4,953,110,830,000,- (four trillion nine hundred fifty three billion one hundred ten million eight hundred thirty thousands Rupiah). Therefore, to comply with the provisions of Article 33 of Law No. 40 of 2007 regarding Limited Liability Company, approved the reduction of the authorized capital of the Company from Rp20,000,000,000,000,- (twenty trillion Rupiah) to Rp19,500,000,000,000,- (nineteen trillion five hundred billion Rupiah).

The decision is effective from the amendment to the Articles of Association approved by the Minister of Law and Human Rights on July 2, 2018.
7	1.	To approve amendment article 4 paragraph (1), (2) and (3) of the Articles of Association regarding issued and paid up capital and authorized capital.		The amendment to the Articles of Association was approved by the Minister of Law and Human Rights on July 2, 2018.
	2.	To approve amendment of other Articles of Association of the Company.
	3.	To approve to recompile of all the provisions of the Articles of Association in relation with the changes as referred to in point 1 (one) and 2 (two) of the above mentioned resolutions.
4.

To approve to the Board of Directors of the Company with rights of substitution to do all necessary actions in relation with the resolutions of the agenda of this Meeting, including to compile and restate of all Articles of Association in a Notarial Deed and to submit to the competent authority to obtain the approval and/or receipt of notification of the amendment of the Articles of Association, to do everything deemed necessary and useful for such purposes with no exceptions, including to add and/or to change the amendments of the Articles of Association if they are required by the competent authority.

5.

To approve, in the case of reduction of issued and paid-up capital of the Company does not obtain approval from and the Ministry of Law and Human Rights of the Republic of Indonesia, the Sixth Agenda’s resolution related with the approval of the transfer of the Treasury stock through withdrawal by way of reduction of capital to be automatically null and void without approval of the General Meeting of Shareholders (AGM) and therefore Article 4 paragraph (1) of the Articles of Association of the Company has not changed, therefore the Authorized Capital of the Company is remains as before

8

To approve the ratification of Ministry of State Owned Enterprise’s Regulation Number PER-03/MBU/08/2017 about State Owned Enterprise Partnership Guidance and Number PER-04/MBU/09/2017 about amendment of Ministry of State Owned Enterprise’s Regulation Number PER-03/MBU/08/2017 including its amendments.

Resolution effective immediately.
9	1.	Confirmation the dismissal the following names:		Resolution effective immediately.
1)

Miss DEVY WILDASARI as Commissioner of the Company, as of her appointment as Marketing and Service Director of PT ANGKASA PURA I (Persero) based on Minister of State Owned Enterprise’s Decision No. SK-289/MBU/12/2017 on December 22, 2017;

		2)	Mister HADIYANTO, related to his appointment as Commissioner of PT Bank BRI (Persero) Tbk;

Agenda	AGMS Resolution				Status of the AGMS Resolution
3)

Mister MAS’UD KHAMID as Consumer Service Director of the Company, as of his appointment as Retail Marketing Director of PT PERTAMINA (Persero) based on Minister of State Owned Enterprise’s Decision No. SK-97/MBU/04/2018, on April 20, 2018;

with appreciation for contribution of dedication and thoughts during their term as Commissioner and the Board of Directors of the Company.
	2.	To appoint the following names as members of the Board of Directors and member of the Board of Commissioners of the Company:
		1)	Mistress SITI CHOIRIANA as Consumer Service Director;
		2)	Mister EDWIN HIDAYAT ABDULLAH as Commissioner; and
		3)	Mister ISA RACHMATARWATA as Commissioner.

Term of office member of the Board of Directors and member of the Board of Commissioners in accordance with provision of the Articles of Association, with due regard to regulation of Capital Market and without prejudice to the rights of General Meeting of Shareholders to dismiss at anytime.

3.

For the members of the Board of Directors and the Board of Commissioners who are appointed as reffered in number 2 above who still serve in other positions that are prohibited under the prevailing regulation to hold multiple offices with the position of the Board of Directors and the Board of Commissioner of State Owned Enterprises, then the concerned must resign from his position or dismissed from his/her position.

4.

By the dismissal and appointment the member of the Board Directors and the Board of Commissioners as stated in number 1 and 2, then composition of the member of the Board Directors and the Board of Commissioners of the Company are becomes as follows:

		A.	Board of Directors:
			1)	Mister ALEX JANANGKIH SINAGA as President Director.
			2)	Mister HARRY MOZARTA ZEN as Finance Director.
			3)	Mister DAVID BANGUN as Digital & Strategic Portfolio Director.
			4)	Mister DIAN RACHMAWAN as Enterprise & Business Service Director.
			5)	Mister ABDUS SOMAD ARIEF as Wholesale & International Service Director.
			6)	Mister HERDY ROSADI HARMAN as Human Capital Management Director.
			7)	Mister ZULHELFI ABIDIN as Network & Information Technology Solution Director.
			8)	Mistress SITI CHOIRIANA as Consumer Service Director.
		B.	Board of Commissioners:
			1)	Mistress HENDRI SAPARINI as President Commissioner.
			2)	Mister MARGIYONO DARSA SUMARJA as Independent Commissioner.
			3)	Mister DOLFIE OTHNIEL FREDRIC PALIT as Independent Commissioner.
			4)	Mistress PAMIJATI PAMELA JOHANNA W. as Independent Commissioner.
			5)	Mister CAHYANA AHMADJAYADI as Independent Commissioner.
			6)	Mister EDWIN HIDAYAT ABDULLAN as Commissioner.
			7)	Mister RINALDI FIRMANSYAH as Commissioner.
			8)	Mister ISA RACHMATARWATA as Commissioner.

To authorize with the right of substitution to the Board of Directors of the Company to perform all necessary actions related with this agenda resolution in accordance with the prevailing laws and regulations, including to state in a notarial deed and to notify the composition of the Board of Commissioners and the Board of Directors to the Ministry of Law and Human Rights.

Note: All of the above AGMS resolutions are in line with the adopted agenda and is reflected in the AGMS invitation

BOARD OF COMMISSIONERS

Telkom’s Board of Commissioner collectively work and responsible to supervise the Board of Directors in performing its duties and responsibilities. In addition, the Board of Commissioners give advice to the Board of Directors regarding Telkom’s Business and the implementation of Good Corporate Governance (GCG) Principle.

BOARD OF COMMISSIONERS’ COMPOSITION

In accordance with the results of the Annual General Meeting of Shareholders (AGMS) on April 27, 2018, Telkom changed the composition of the Board of Commissioners. The 2018 AGMS has decided to appoint Edwin Hidayat Abdullah and Isa Rachmatarwata as Commissioners, with a term of service until the AGMS in 2023. However, on March 22, 2018 Hadiyanto was appointed as Commissioner of PT Bank Rakyat Indonesia (Persero) Tbk based on the results of PT Bank Rakyat Indonesia (Persero) Tbk’s AGMS. In addition, on September 20, 2018, Dolfie Othniel Fredric Palit was named in The House of Representatives’ Final Candidates List for The 2019 General Election, meaning his term of office as an Independent Commissioner has ended due to his naming in the Final Candidate List.

Board of Commissioners’ Composition per December 31, 2017

No.	Name	Position	Appointment	Discharge Date
1.	Hendri Saparini	President Commissioner	2014	AGMS 2019
2.	Rinaldi Firmansyah	Commissioner	2015	AGMS 2020
3.	Hadiyanto	Commissioner	2017	AGMS 2022
4.	Dolfie Othniel Fredric Palit	Independent Commissioner	2014	AGMS 2019
5.	Margiyono Darsasumarja	Independent Commissioner	2015	AGMS 2020
6.	Pamijati Pamela Johanna Waluyo	Independent Commissioner	2015	AGMS 2020
7.	Cahyana Ahmadjayadi	Independent Commissioner	2017	AGMS 2022

Board of Commissioners’ Composition per December 31, 2018

No.	Name	Position	Appointment	Discharge Date
1.	Hendri Saparini	President Commissioner	2014	AGMS 2019
2.	Rinaldi Firmansyah	Commissioner	2015	AGMS 2020
3.	Edwin Hidayat Abdullah	Commissioner	2018	AGMS 2023
4.	Isa Rachmatarwata	Commissioner	2018	AGMS 2023
5.	Margiyono Darsasumarja	Independent Commissioner	2015	AGMS 2020
6.	Cahyana Ahmadjayadi	Independent Commissioner	2017	AGMS 2022
7.	Pamijati Pamela Johanna Waluyo	Independent Commissioner	2015	AGMS 2020

BOARD OF COMMISSIONERS’ DIVERSITY

To fulfill the fairness principle in implementing GCG and Law No.39 of 1999 regarding Human Rights, Telkom guarantees non-discrimination in the workplace. The principle of non-discrimination also includes the selection and appointment of members of the Board of Commissioners. Although Telkom does not yet have a written policy regarding the diversity of the Board of Commissioners, Telkom guarantees that members of the Board of Commissioners are selected and appointed based on their respective expertise, skills and integrity.

Both men and women who have met the conditions and requirements have equal opportunities to be appointed as members of the Board of Commissioners. As of December 31, 2018, Telkom has male and female members of the Board of Commissioners with various skills needed, including economics, public policy, media, telecommunications, marketing and public relations.

Board of Commisioners’  Diversity per December 31, 2018

No.	Name	Position	Gender	Background of Expertise & Skill	Level of Education
1.	Hendri Saparini	President Commissioner	Female	Economics, Development Policy	Doctor
2.	Rinaldi Firmansyah	Commissioner	Male	Engineering, Telecommunications, Business and Finance	Doctor
3.	Edwin Hidayat Abdullah	Commissioner	Male	Public policy	Master
4.	Isa Rachmatarwata	Commissioner	Male	Mathematics, Risk Assessment in Insurance, Finance and Industry	Master
5.	Margiyono Darsasumarja	Independent Commissioner	Male	Media, Media and Internet Law	Master
6.	Cahyana Ahmadjayadi	Independent Commissioner	Male	Engineering, Telecommunications, Law and Content Application	Doctor
7.	Pamijati Pamela Johanna Waluyo	Independent Commissioner	Female	Sales, Marketing, Public Relations	Master

Board of Commisioners' Gender Composition Diversity

29%
Female
71%
Male

Board of Commisioners' Position Composition Diversity

43%
Independent
57%
Non Independent

Board of Commisioners' Education Level Composition Diversity

43%
Doctor
57%
Master

BOARD OF COMMISSIONERS’ DOUBLE POSITION

Some members of Telkom’s Board of Commissioners hold more than one position as committee members. Complete information regarding the double position of Telkom’s Board of Commissioners may be seen in the following table:

Board of Commissioners’ Double Position

No.	Name	Telkom		Subsidiary
		Position	Other Position
1.	Hendri Saparini	President Commissioner		None	None
2.	Rinaldi Firmansyah	Commissioner	1.	Member of Audit Committee	None
			2.	Member of KNR
3.	Edwin Hidayat Abdullah	Commissioner	1.	Chairman of KEMPR	None
			2.	Member of KNR
4.	Isa Rachmatarwata	Commissioner	1.	Member of KEMPR	None
			2.	Member of KNR
5.	Margiyono Darsasumarja	Independent Commissioner	1.	Chairman of Audit Committee	None
			2.	Member of KNR
			3.	Member of KEMPR*
6.	Cahyana Ahmadjayadi	Independent Commissioner	1.	Chairman of Audit Committee	None
			2.	Member of KNR
			3.	Member of KEMPR
7.	Pamijati Pamela Johanna Waluyo	Independent Commissioner	1.	Chairwoman of KNR	None
			2.	Member of KEMPR*

Remarks:

KEMPR	(Committee for Planning and Risk Evaluation and Monitoring)
KNR	(Committee for Nomination and Remuneration)
*	start from May 9, 2018 until October 25, 2018

BOARD OF COMMISSIONERS’ REMUNERATION

The structure of the remuneration for Telkom’s Board of Commissioners is based on the Regulation of SOE’s State Minister No.PER-04/MBU/2014 regarding Guidelines for the Determination of Income for Directors, Board of Commissioners and Board of Trustees of SOE’s along with their changes.

Based on the said regulation, the income component for members of Board of Commissioners consists of:

1.	Salaries;
2.	Allowances;
3.	Facilities; and
4.	Bonus/Incentive.

Telkom determines the remuneration of the Board of Commissioners through the following procedures:

1.	The Board of Commissioners requests the KNR to draft a remuneration proposal for the Board of Commissioners.
2.	The Committee for Nomination and Remuneration requests an independent party to draw up a framework on the remuneration of Board of Commissioner.
3.	The Committee for Nomination and Remuneration proposes the remuneration to Board of Commissioners.
4.	The Board of Commissioners proposes remuneration for Board of Commissioner the GMS.
5.	The GMS delegates authority and power to the Board of Commissioners, with the prior approval of Series A Shareholders to determine the remuneration for Board of Commissioner.

During 2018, the total remuneration paid to the entire Board of Commissioners was Rp 102,8 billion. Taxes from remuneration borne by Telkom amounted to Rp 30,2 billion. The next table below sets forth the remuneration that Telkom’s Commissioners received in 2018:

Board of Commissioners’ Recapitulation of Remuneration

No.	Name	Honorarium	Tantiem and THR (1)	Total
		(Rp millions)
1.	Hendri Saparini	2,908	13,393	16,301
2.	Rinaldi Firmansyah	2,821	12,033	14,854
3.	Edwin Hidayat Abdullah (2)	2,011	97	2,108
4.	Isa Rachmatarwata (2)	2,009	97	2,106
5.	Margiyono Darsasumarja	2,804	12,054	14,858
6.	Cahyana Ahmadjayadi	2,823	8,011	10,833
7.	Pamijati Pamela Johanna Waluyo	2,804	12,054	14,858
8.	Hadiyanto (3)	1,137	11,936	13,073
9.	Dolfie Othniel Fredric Palit (4)	1,779	12,033	13,812

Remarks:

(1)	"THR" refers to Tunjangan Hari Raya or religious holiday allowance
(2)	Since the AGMS on April 27, 2018
(3)	Until AGMS on April 27, 2018
(4)	Until September 28, 2018

PARTICIPATION IN BPJS

Telkom always support Government Program which one of them is the National Health Insurance Program. This is proven by Telkom’s commitment to include all the Board of Directors and Board of Commissioner and their family into BPJS.

INDEPENDENCE STATEMENT

In order to do their duties and responsibilities, Independent Commissioners need to maintain their independence. That explains, Telkoms requirement for Independent Commissioner to sign an integrity pact when first appointed. This integrity pact is renewed every year. In 2017, all Independent Commissioners of Telkom declared their independence commitment in writing.

Independent Commissioners’ Independence Statement

No.	Name	Position	Date of Signing	Status
1.	Margiyono Darsasumarja	Independent Commissioner	April 21, 2017	Renewal
2.	Cahyana Ahmadjayadi	Independent Commissioner	April 21, 2017	First Time
3.	Pamijati Pamela Johanna Waluyo	Independent Commissioner	April 21, 2017	Renewal

BOARD OF COMMISSIONERS’ BOARD CHARTER

Based on the Resolution Letter of Board of Commissioners No. 16/KEP/DK/2013 dated December 17, 2013, Telkom’s Board of Commissioners adopted a Board Charter to guide them in performing their duties to be in line with GCG practices. The Charter of the Board of Commissioners contains the code of conduct, authority, duties, responsibilities, obligations, division of tasks, meetings, provisions on conflict of interest, shareholding, and the relationship of Board of Commissioners to Board of Directors and the GMS. In addition, the Company's Articles of Association and joint decrees between Board of Commissioners and Directors are also used as guidelines.

BOARD OF COMMISSIONERS’ AUTHORITIES, DUTIES, AND RESPONSIBILITIES

Based on the Article of Association of Telkom, Board of Commissioners have this following obligations::

1.	Provide advices to the Board of Directors in performing the management of the Company;
2.

Provide opinion and give approval over the Annual Work Plan and Budget of the Company as well as other work plans which have been prepared by the Board of Directors, in accordance with the provisions of this Articles of Association;

3.	Keep up with the progress of activities of the Company, provide opinions and advices to the GMS with regard to every issue considered important for the management of the Company;
4.	Report to the holder of Dwiwarna A Series share if there is any indication of decreasing performance of the Company;
5.	Propose to the GMS for the appointment of Public Accountant who will perform the audit over the books of the Company;
6.	Review and analyze the periodic reports and the Annual Report prepared by the Board of Directors as well as execute the Annual Report;
7.	Provide explanation, opinion and advice to the GMS with regard to the Annual Report, if requested;
8.	Draw up the minutes of meeting of the Board of Commissioners and keep their copies;
9.	Report to the Company with regard to their and/or their families share ownership in the Company aforesaid and in other companies;
10	Provide report regarding the supervisory duties which have been performed during the recently passed financial year to the GMS;
11

Provide explanation regarding any matters inquired about or requested by the holder of Dwiwarna A Series share with due observance of- the statutory regulations, particularly those prevailing in the Capital Market sector;

12

Perform other obligations in the framework of supervisory duties and advice provision, to the extent it does not contradict to the statutory- regulations, the Articles of Association and/or the resolutions of the GMS.

Other than the duties and responsibilities previously explained, the Board of Commissioners also have the following authority:

1.	Examine books, letters, as well as other documents, examine cash position for verification purposes and other securities and examine the assets of the Company;
2.	Enter the yards, buildings, and offices used by the Company;
3.	Demand explanation from the Board of Directors- and/or other officials with regard to any issues concerning the management of the Company;
4.	Be informed of any policy and actions which have been and which will be taken by the Board of Directors;
5.	Demand the Board of Directors and/or other officials under the level of the Board of Directors, with the knowledge of the Board of Directors, to attend the meeting of the Board of Commissioners;
6.	Appoint and dismiss a Secretary of the Board of Commissioners;
7.	Suspend the members of the Board of Directors in accordance with the provisions of this Articles of Association;
8	Form the Audit Committee, the Remuneration and- Nomination Committee, the Risk Monitoring Committee and other committees, if considered necessary, with due observance of the capability of the company;
9	Utilize experts for certain matters and within a certain period of time on the account of the Company, if considered necessary;

10	Perform the management actions over the Company in certain conditions for a certain period of time in accordance with the provisions of this- Articles of Association;
11	Approve the appointment and dismissal of the Corporate Secretary and/or the Head of Internal Supervisory Unit;
12	Attend the Meeting of the Board of Directors and give viewpoint towards the matters being discussed;
13	Perform other supervisory authorities to the extent they do not contradict with the statutory regulations, the Articles of Association and/or the resolutions of the GMS.

Jointly, the Board of Commissioners are responsible for the Company's losses caused by errors or omissions of members of Board of Commissioners in carrying out their duties. Board of Commissioners cannot be responsible for the Company’s losses if they can prove that:

1.	Such loss is not caused by their mistake or negligence;
2.	They have performed in good faith with full responsibility and prudentially for the interest and based on the purpose and objective of the Company;
3.	They do not have any conflict of interest either directly or indirectly with the management activities causing the loss; and
4.	The have taken the action to prevent the occurrence or continuation of such loss.

BOARD OF COMMISSIONERS’ MEETING

Based on the Regulation of Financial Services Authority No.33/POJK.04/2014 Article 31, the Board of Commissioners shall be obliged to conduct the meeting for at least 1 (one) time within 2 (two) months or at any time as deemed necessary. The quorum for all of Board of Commissioners’ meeting shall be in the presence of more than half of total members of Board of Commissioners. In addition, the Board of Commissioners shall also be obliged to organize meeting with the Board of Directors, at least 1 (one) time within 4 (four) months and it may also be held at any time as deemed necessary. Joint meeting by Board of Directors and Board of Commissioners within the Company shall also be referred to as the Joint Meeting.

Decision making at Board of Commissioners meeting is based on discussion to reach consensus. If a consensus cannot be reached, then the resolution shall be made based on the majority votes from members of Board of Commissioners that are present or represented in the meeting. If the votes are equal, then the resolution shall be made based on the opinion of the Chairman of Meeting.

Throughout 2018, Board of Commissioners held 28 internal meetings and 13 Joint Meetings with the Board of Directors. Some important themes or agendas discussed at Board of Commissioners' meetings and joint meetings during 2018 can be seen in the appendix 1 - 3. The following tables describe attendance frequency of the Board of Commissioners meetings and joint Meetings:

Board of Commissioners’ Attendance at Internal Meetings

No.	Name	Total Meetings	Total Attendances	Percentage of Attendance (%)
1.	Hendri Saparini	28	28	100
2.	Rinaldi Firmansyah	28	23	82
3.	Edwin Hidayat Abdullah (1)	19	17	89
4.	Isa Rachmatarwata (1)	19	8	42
5.	Margiyono Darsasumarja	28	28	100
6.	Cahyana Ahmadjayadi	28	28	100
7.	Pamijati Pamela Johanna Waluyo	28	28	100
8.	Hadiyanto (2)	9	2	22
9.	Dolfie Othniel Fredric Palit (3)	19	1	5

Remarks:

(1)	Since the AGMS on April 27, 2018
(2)	Until AGMS on April 27, 2018
(3)	Until September 28, 2018

Board of Commissioners’ Attendance at Joint Meetings

No.	Name	Total Meetings	Total Attendances	Percentage of Attendance (%)
1.	Hendri Saparini	13	13	100
2.	Rinaldi Firmansyah	13	12	92
3.	Edwin Hidayat Abdullah (1)	9	4	44
4.	Isa Rachmatarwata (1)	9	6	67
5.	Margiyono Darsasumarja	13	13	100
6.	Cahyana Ahmadjayadi	13	13	100
7.	Pamijati Pamela Johanna Waluyo	13	13	100
8.	Hadiyanto (2)	4	0	0
9.	Dolfie Othniel Fredric Palit (3)	9	0	0

Remarks:

(1)	Since the AGMS on April 27, 2018
(2)	Until AGMS on April 27, 2018
(3)	Until September 28, 2018

Board of Directors’ Attendance at Joint Meetings

No.	Name	Total Meetings	Total Attendances	Percentage of Attendance (%)
1.	Alex Janangkih Sinaga	13	12	92
2.	Harry Mozarta Zen	13	13	100
3.	David Bangun	13	13	100
4.	Dian Rachmawan	13	12	92
5.	Abdus Somad Arief	13	12	92
6.	Herdy Rosadi Harman	13	10	77
7.	Zulhelfi Abidin	13	12	92
8.	Siti Choiriana (1)	9	8	89
9.	Mas'ud Khamid (2)	3	3	100

Remarks:

(1)	Since the AGMS on April 27, 2018
(2)	Up to April 20, 2018

BOARD OF COMMISSIONERS’ PERFORMANCE ASSESSMENT

The performance of the Board of Commissioners is evaluated through the mechanism of the Company's AGMS. Shareholders assess the achievement of the Board of Commissioners based on their Performance Implementation Report which is accounted at the Annual GMS of the Company to the Shareholders for the current financial year. The evaluation criteria used includes the level of participation of members of Board of Commissioners in meetings and activities of the Company, as well as the achievement of targets and work targets, both in carrying out their functions as members of Board of Commissioners and as committee members.

COMMITTEE UNDER BOARD OF COMMISSIONERS’  ASSESSMENT

The Board of Commissioners have been assisted by a number of committees, including the Audit Committee, the Committee for Nomination and Remuneration, and the Committee for Planning and Risk Evaluation and Monitoring. In 2018, the Audit Committee assisted Board of Commissioners in overseeing the audit process conducted by independent auditors. In addition, the Audit Committee also helps to evaluate and provide recommendations on the results of internal and external audit very well.

The Committee for Nomination and Remuneration (KNR) has assisted Board of Commissioners to give consideration to Board of Directors in making strategic decisions. This committee did a good job in carrying out their responsibility, especially in terms of proposals for candidates and the remuneration of Board of Directors and top management.

Meanwhile, the Committee for Planning and Risk Evaluation and Monitoring (KEMPR) assisted the Board of Commissioners in business planning and risk management. With the assistance of the Committee, the Board of Commissioners could give recommendations to Board of Directors on Telkom’s long-term business continuity, including the Company’s decisions on Merger & Acquisition (M&A).

BOARD OF DIRECTORS’ ASSESSMENT PERFORMANCE

Telkom uses the balance scorecard in the implementation of the assessment of the performance of Board of Directors by measuring four main aspects, namely financial, customer, internal business process, and learning and growth. Both the Board of Commissioners and the GMS also assess the performance of the Board of Directors based on the achievement of the Key Performance Indicator (KPI) in accordance with the Articles of Association of the Company, as well as the realization of the RKAP.

There are three KPI criteria used by Telkom, namely shared KPI, Common KPI, and specific KPI. Shared KPI is the KPI with the same naming, target, realization and achievement for all Board of Directors. Common KPI is KPI with the same naming and targets, but different realization and achievements for each Board of Directors. Specific KPI is a different KPI for each Board of Directors and is a specific program which is the main task and priority of each Director and Directorate he leads.

The assessment of the performance of Board of Directors begins with filling in the realization of an online Management Contract (KM) and then following up with a face-to-face meeting to clarify and determine the final performance value that will be submitted to the Performance Committee and Managing Director for final determination, then submitted to Board of Commissioners.

AUDIT COMMITTEE

In order to comply with Regulation of Financial Services Authority No.55/POJK.04/2015 dated December 23, 2015, the provisions of the US SEC Exchange Act 10A-3, the principles of Good Corporate Governance (GCG), and other related regulations, Telkom has an Audit Committee. Throughout 2018, the Audit Committee assisted the Board of Commissioners in carrying out their supervisory functions in accordance with the Audit Committee Charter which was determined in the same year through Resolution of Board of Commissioners No.10/KEP/DK/2018 regarding the Audit Committee Charter of Perusahaan Perseroan (Persero) PT Telekomunikasi Indonesia Tbk.

AUDIT COMMITTEE’S COMPOSITION

The Audit Committee consists of at least three members, one of them being an Independent Commissioner who also acts as the chairman. The two other members of the Audit Committee must be independent parties. The composition of the audit committee members refers to the Regulations of Financial Services Authority and US Regulations of SEC.

The Resolution of 2018 Annual GMS dated April 27, 2018, decided to change the composition of Board of Commissioners due to one of the Members of Board of Commissioners’ terms of service is ending as a result of a  prohibited double position. As a result of this, Telkom adjusted the composition of the Audit Committee under Resolution of Board of Commissioners No.07/KEP/DK/2018 dated September 28, 2018 regarding Composition of the Audit Committee of Perusahaan Perseroan (Persero) PT Telekomunikasi Indonesia Tbk, as follows:

Audit Committee’s Composition per December 31, 2018

Position	Name and Double Position Status	Term of Service	Basis of Appointment
Chairman	Margiyono Darsasumarja* Independent Commissioner	2017-Now	Resolution of Board of Commissioners No.05/KEP/DK/2017 dated April 28, 2017, and lastly stipulated by Resolution of Board of Commissioners No.07/KEP/DK/2018 dated September 28, 2018.
Secretary	Tjatur Purwadi Independent Member	2014-Now	Resolution of Board of Commissioners No.05/KEP/DK/2014 dated March 25, 2014and lastly stipulated by Resolution of Board of Commissioners No.07/KEP/DK/2018 dated September 28, 2018.
Member	Rinaldi Firmansyah* Commissioner (non Voting Member)	2017-Now	Resolution of Board of Commissioners No.05/KEP/DK/2017 dated April 28, 2017, and lastly stipulated by Resolution of Board of Commissioners No.07/KEP/DK/2018 dated September 28, 2018.
	Cahyana Ahamdjayadi* Independent Commissioner	2017-Now	Resolution of Board of Commissioners No.05/KEP/DK/2017 dated April 28, 2017, and lastly stipulated by Resolution of Board of Commissioners No.07/KEP/DK/2018 dated September 28, 2018.
	Sarimin Mietra Sardi Independent Member	2016-Now	Resolution of Board of Commissioners No.04/KEP/DK/2016 dated March 31, 2016 and lastly stipulated by Resolution of Board of Commissioners No.07/KEP/DK/2018 dated September 28, 2018.

Remark:

*	Profile of Audit Committee’s Member can be seen on Profile of The Board of Commissioners

Audit Committee’s Previous Composition

Position	Name	Duplicate Position Status
Chairman	Margiyono Darsasumarja*	Independent Commissioner
Secretary	Tjatur Purwadi	Member Independent
Member	Rinaldi Firmansyah*	Commissioner/Non Voting Member
	Dolfie Othniel Fredric Palit*	Independent Commissioner
	Cahyana Ahmadjayadi*	Independent Commissioner
	Sarimin Mietra Sardi	Independent Member

Remark:

*	Profile of Audit Committee’s Member can be seen on Profile of The Board of Commissioners

AUDIT COMMITTEE MEMBER’S PROFILE WHO ARE NOT BOARD OF COMMISSIONERS’ DOUBLE POSITION

Tjatur Purwadi

Secretary and Independent Member

Born	: Surabaya, January 28, 1956
Age	: 62 years old
Citizenship	: Indonesian
Domicile	: Bandung

Educations

1990	Bachelor degree in Accounting, University of Gadjah Mada, Yogyakarta, Indonesia.
2000	Master degree of Management in Finance, University of Padjajaran, Bandung, Indonesia.

Basis of Appointment

Resolution of Board of Commissioners No.05/KEP/DK/2014 dated March 25, 2014 and lastly stipulated by Resolution of Board of Commissioners No.07/KEP/DK/2018 dated September 28, 2018. Aside from being the Secretary of the Audit Committee, there is currently no other position held by Tjatur Purwadi in the Company.

Term of Service

2014 up to present.

Career Experiences

2014 - Present

Secretary/Member of the Audit Committee.

(Responsible to facilitate the Audit Committeee members' performance, conducting correspondence, preparing documentation, making reports of changes to the Audit Committee Charter, and coordinating the selection process of independent auditors. In accordance with Resolution of Board of Commissioners No.09/KEP/DK/2016, he was appointed as Secretary and financial expert concurrently for the Audit Committee).

2012 - 2014	Director - Assurance Team KAP Tanudiredja, Wibisana & Rekan/PwC.
1979 - 2012	PT Telkom Indonesia (Persero) Tbk. (Holding a number of strategic offices including Vice President (VP) - Financial & Logistic Policy and Head of Internal Audit).

Sarimin Mietra Sardi

Independent Member

Born	: Ujung Pandang, September 17, 1958
Age	: 60 years old
Citizenship	: Indonesian
Domicile	: Bandung

Educations

1993	Bachelor degree in Accounting, Sekolah Tinggi Akuntansi Negara (STAN), Jakarta, Indonesia.
2008	Master degree of Management, Universitas Pendidikan Indonesia (UPI), Jakarta, Indonesia.

Basis of Appointment

Resolution of Board of Commissioners No.04/KEP/DK/2016 dated March 31, 2016 and lastly stipulated by Resolution of Board of Commissioners No.07/KEP/DK/2018 dated September 28, 2018.

Term of Service

March 1, 2016 up to the present.

Career Experiences

Resolution of Board of Commissioners No.09/KEP/DK/2016, he was appointed as member of the Audit Committee).
2016 - Now

Independent Member of the Audit Committee.

(Responsible for supervising and monitoring the integrated audit process, financial statement consolidation process, effectivity of internal control of financial reporting. In accordance with Resolution of Board of Commissioners No. 07/KEP/DK/2018, he was appointed as member of the Audit Committee).

1982 - 2014	PT Telkom Indonesia (Persero) Tbk. (Holding a number of strategic offices including Deputy SGM Finance Operation and Director of Finance & HR of Telkom Pension Fund).

AUDIT COMMITTEE’ INDEPENDENCE

Telkom require all members of the Audit Committee to sign a statement of integrity and independence as a commitment to uphold GCG principles ensuring they show integrity at all times and be independent in performing their duties and responsibilities. Accordingly, Telkom convinced that the decisions made through the Audit Committee will be free of pressure from any other parties.

AUDIT COMMITTEE’S SCOPE, DUTIES, AND RESPONSIBILITIES

The Audit Committee shall perform its duties and responsibilities as follows:

1.

To assist the Board of Commissioners in the process of selecting independent auditors to conduct the integrated audit for the Company and its consolidated subsidiaries based on independency, scope of work and service fee.

2.

To oversee the integrated audit process for the Company and the audit process of the subsidiaries of which the financial statements are consolidated into the Company’s consolidated financial statements.

3.	To give independent opinions in the event of any different opinion between the management and the independent auditors.
4.	To give pre-approval of non-audit services to be assigned to the independent auditors.
5.	To review any financial information to be published by the Company, such as financial statements, projections, and any other financial information.
6.	To monitor the adequacy of the management’s efforts to build and operate effective internal control, in particular the internal control of financial reporting.
7.	To analyze inspection done by the Internal Auditor.
8.	Supervise Internal Auditors’ findings follow-up by management.
9.

Providing facilities to receive, study and follow-up complaint (whistleblower) which includes The Company, Subsidiaries and Affiliate (Affiliate definition based on the Article 1 Number 1 Law No. 8 in 1995 regarding Capital Market).

10.	To monitor the compliance of the Company with the laws and regulations on capital market and any other laws and regulations in relation to the Company’s business.
11.	To analyze Risk Management policies and implementation made and run by management.
12.	Analyzing and giving advise to the Board of Commissioners regarding potential conflict of interest inside The Company.
13.	Maintain confidentiality of The Company and its consolidated Subsidiaries’s document, data and information.
14.	To do other tasks given by the Board of Commissioners.

In order to monitor and analyze compliance with laws and the effectiveness of the Risk Management as mentioned by number 10 and 11 above, based on the Resolution of Board of Commissioners No. 04/KEP/DK/2011 dated March 24, 2011, regarding Committee For Planning And Risk Evaluation And Monitoring Charter  of PT Telekomunikasii Indonesia, Tbk, the task of Audit Committee and Committee for Planning and Risk Evaluation and Monitoring is divided, as follow:

1.	Audit Committee analyze and monitor The Company’s compliance to the Capital Market Regulation where the Company’s stock is listed, especially related to the financial reporting risk.
2.	KEMPR analyze aNd monitor The Company’s compliance to laws and regulation related to the business of the Company.

AUDIT COMMITTEE’S PERFORMANCE AND IMPLEMENTATION ACTIVITIES

Based on the Audit Committee Activity Report during 2018, the Audit Committee has implemented its functions, among others, as follows:

v
1.

To conduct the supervision of the Integrated Audit process for the 2018 financial year

The Audit Committee has conducted the discussion with the internal and independent auditor Ernst & Young (EY) in relation to the quality and acceptability of financial accounting standard implemented by the Company. Also the discussion regarding the properness of significant accounting estimate and judgements and the adequacy of disclosure in the consolidated financial report as well as the internal control conducted by the Management. Therefore the quality of the financial report released by Management can be presented properly and there is no material misstatement.

The Audit Committee has also reviewed and discussed the audited consolidated financial report and the notes upon the consolidated financial report in the Annual Report (Form 20F) with Company’s management. With regard to the Company’s risk management, the Audit Committee also supervised and monitored the frauds and risks on the financial reporting that may have a material impact on the presentation of the financial report.

In addition, the Audit Committee also reviews and discusses with independent auditors (EY) the management's compliance with the implementation of capital market regulations and other regulations relating to the Company's business in accordance with the PSA 62 standard that began auditing in 2017 financial year.

2.

To conduct the supervision and review of the plan and implementation of the work program of Internal Auditor Unit for the 2018 financial year

The Audit Committee has conducted the review and discussion regarding the proposal of Internal Audit Unit’s working program for 2018 in relation to the risks that may occur in 2018 before such work program is determined by the Management.

The Audit Committee conducted a quarterly discussion on the findings and recommendation of the result of audit process and internal consultation made by Internal Audit Unit, including the monitoring of the follow-up act completed by the Management.

3.

To conduct the supervision upon the audit process of Partnership and Community Development Program (PKBL) conducted by the Community Development Center (CDC) Unit for the 2018 financial year

The Audit Committee has conducted the discussion with the Management of CDC and independent auditor Ernst & Young (EY) in relation to the implementation of Partnership and Community Development program in 2018, the audit process for the financial report in the financial year of 2018 as well as the Agreed Upon Procedure/AUP.

4.

To conduct the review of the information on the incoming complaints through the Whistleblower (WBS) program for the 2018 financial year

To provide opportunities and convenience to all parties in submitting complaints either from the TelkomGroup employees or from outside the TelkomGroup (third parties), the Audit Committee has prepared a Whistleblower application system that can be accessed easily from anywhere through the Internet.

AUDIT COMMITTEE’S MEETING

Regulation of Financial Services Authority No.55/POJK.04/2015 dated December 23, 2015 regarding Establishment and Guidelines of Implementation of the Works of Audit Committee, in particular Article 13, states that the Audit Committee shall hold regular meetings at least once in three months. However, the Audit Committee Charter sets out that the Audit Committee shall hold meetings once every month.

Pursuant to the above provisions, the Audit Committee held 26 meetings throughout 2018. The meetings were held in accordance with the requirements of the Audit Committee Charter and aimed to facilitate the performance of duties and responsibilities of each member of the Audit Committee.

Audit Committee’s Meeting Attendances

No.	Name	Total Meetings	Total Attendances	Percentage of Attendance (%)
1.	Margiyono Darsasumarja	26	25	96
2.	Tjatur Purwadi	26	26	100
3.	Rinaldi Firmansyah	26	24	92
4.	Cahyana Ahmadjayadi	26	19	73
5.	Sarimin Mietra Sardi	26	26	100
6.	Dolfie Othniel Fredric Palit *	19	12	63

Remark:

*	Profile of members of Audit Committee can be seen on the Board of Commissioners’ profile

EDUCATION AND TRAINING

Telkom includes members of the Audit Committee in various activity programs to competency development throughout 2018 in order to improve the skill of Audit Committee members to perform their duties and responsibilities, as follows:

Audit Committee’s Education and Training

No.	Name	Training Program		Date	Location
1.	Margiyono Darsasumarja	Conference Security of things Worlds 2018 by We, Connect Global Leader		September 16-18, 2018	San Diego, USA
2.	Tjatur Purwadi	1.	The Latest PSAK Workshop according to IFRS Convergence on January 1, 2018 by Ikatan Akuntan Indonesia	July 24-27, 2018	Denpasar, Indonesia
		2.	COMiMS Finance World Congress 2018 by TMT Finance	November 27-29, 2018	London, UK
3.	Rinaldi Firmansyah	Association for Finance Professional 2018 by AFP Financial Institute		November 4-7, 2018	Chicago, USA
4.	Cahyana Ahmadjayadi	The IRES – 506th International Conference on E-Education, E-Business, E-Management, and E-Learning (IC4E) by The IRES		December 9-10, 2018	Kyoto, Japan
5.	Sarimin Mietra Sardi	1.	The Latest PSAK Workshop according to IFRS Convergence on January 1, 2018 by Ikatan Akuntan Indonesia	July 24-27, 2018	Denpasar, Indonesia
		2.	COMiMS Finance World Congress 2018 by TMT Finance	November 27-29, 2018	London, UK

COMMITTEE FOR NOMINATION AND REMUNERATION

The Committee for Nomination and Remuneration (KNR) plays an important role in ensuring the selection process and remuneration policy making are based on professional and independent considerations without any pressure from other parties. Telkom has a Committee for Nomination and Remuneration in charge of assisting Board of Commissioners to supervise the determination of qualifications and nomination process, as well as the remuneration of Board of Commissioners, Directors and executive officers. This committee works based on Regulation of Financial Services Authority No.34/POJK.04/2015 regarding the Committee for Nomination and Remuneration of Issuers or Public Companies. Telkom also has a Committee for Nomination and Remuneration Charter established through the Resolution Letter of Board of Commissioners No.13/KEP/DK/2018 dated 31 December 2018 concerning the Nomination and Remuneration Work Guidelines (Charter) of  Perusahaan Perseroan (Persero) PT Telekomunikasi Indonesia, Tbk.

KNR’S COMPOSITION

Committee for Nomination and Remuneration stipulates that the Committee for Nomination and Remuneration shall consist of at least three members, one of whom is an Independent Commissioner who also serves as Chairman of the Committee for Nomination and Remuneration. The remaining two members may be appointed from any members of Board of Commissioners, external parties, or management under Board of Directors. The composition of this member is in accordance with Regulation of Financial Services Authority No.34/POJK.04/2015. Until now, the KNR does not have any members from external parties.

Pursuant to such regulation, the Board of Commissioners issued Resolution of Board of Commissioners No.08/KEP/DK/2018 dated October 25, 2018 regarding the composition of the Committee for Nomination and Remuneration of Perusahaan Perseroan (Persero) PT Telekomunikasi Indonesia Tbk, which stipulating that the Committee for Nomination and Remuneration Members are as follows:

Committee for Nomination and Remuneration’s Composition

Position	Name and Double Position Status	Duties of Each Member
Chairman/ Member	Pamijati Pamela Johanna Waluyo* Independent Commissioner	To be responsible to give the directions and coordination of the implementation of duty.
Secretary	Ario Guntoro Secretary of Board of Commissioners	To be responsible to give and manage the administration and documentation of the Committee.
Member	Rinaldi Firmansyah* Commissioners	To be responsible to coordinate the inputs coming from the parties that has relationship with the controlling shareholders in relation to the issue of nomination and remuneration.
Edwin Hidayat Abdullah* Commissioners
Isa Rachmatarwata* Commissioners
Margiyono Darsasumarja* Independent Commissioners
Cahyana Ahmadjayadi* Independent Commissioners

Remark:

*	Profile of KNR’s Member can be seen on Profile of The Board of Commissioners

KNR’S MEMBER PROFILE WHO ARE NOT BOARD OF COMMISSIONERS’ DOUBLE POSITION

Ario Guntoro

Secretary

Born	: Prabumulih, January 27, 1970
Age	: 48 years old
Citizenship	: Indonesian
Domicile	: Jakarta

Education

1993	Bachelor degree in Economics, University of Gadjah Mada, Yogyakarta, Indonesia.

Basis of Appointment

Resolution of Board of Commissioners No.08/KEP/DK/2018 dated October 25, 2018.

Term of Service

Year 2013 up to present.

Career Experiences

2008 - 2013	Secretary of the Committee for Planning and Risk Evaluation and Monitoring (KEMPR) of PT Telkom Indonesia (Persero) Tbk.
2004 - 2008	Member of Committee for Planning And Risk Evaluation and Monitoring (KEMPR) PT Telkom Indonesia (Persero) Tbk.
2004	Serving as special advisor to PT PPA (Persero).
1999 - 2004	Working at the Indonesian Bank Restructuring Agency (BPPN), with the last position as Assistant Vice President of HIPA Division.
1994 - 1999	Working at private banks, holding a range of offices from Corporate Officer to Branch Manager.

KNR’S INDEPENDENCE

To ensure that each member of the Committee for Nomination and Remuneration is upholding the GCG principles and committing to maintaining integrity and independence in performing their duties and responsibilities, Telkom requires that each member of the Committee for Nomination and Remuneration sign a statement of integrity and independence. This is important to each member to make professional decisions without pressure from any other parties.

KNR’S SCOPE, DUTIES, AND RESPONSIBILITIES

Duties and responsibilities of the Committee for Nomination and Remuneration are as follows:

v
1.

To prepare the policy, criteria and selection needed for the strategic titles within the Company namely the one title below the Director and Executive (member of Board of Directors and member of Board of Commissioners) consolidated subsidiaries that refer to the principles of good corporate Governance.

2.

To assist the Board of Commissioners together with or through the consultation with Board of Directors to select the candidate for strategic titles within the Company (member of Board of Directors and member of Board of Commissioners) consolidated subsidiaries.

3.	To give recommendations to the Board of Commissioners to be conveyed to the holder of series A Dwiwarna shares regarding:
	a.	The composition of title of member of Board of Directors.
	b.	The succession planning of members of Board of Directors.
	c.	Assessment based on the parameter that has been prepared as the evaluation material for the capability development of Board of Directors’ members.

4.

Provide recommendations to the Board of Commissioners to be submitted to the General Meeting of Shareholders through the shareholders of the A Dwiwarna Series concerning the policies, amount and/or structures for the remuneration of Board of Directors and Board of Commissioners.

5.	Remuneration of the Board of Directors and Board of Commissioners in the form of salary or honorarium, allowances and facilities that are fixed and incentives that are variable.
6.	Review the employment contract and/or performance statement of each member of Board of Directors.

In general, the Chairman of the Committee for Nomination and Remuneration has a role to directing and coordinating the performance of the Committee's duties. The Secretary of the Committee shall assist the Chairman in preparing and managing the administration and documentation of the Committee's activities. The members of the Committee shall coordinate the inputs of the parties relating to the controlling shareholders related to the nomination and remuneration.

KNR’S PERFORMANCE AND IMPLEMENTATION ACTIVITIES

Throughout 2018, the Committee for Nomination and Remuneration assisted Board of Commissioners in making strategic decisions, including:

No.	Letter	Date
1.	Letter of Board of Commissioners No.020/SRT/DK/2018 regarding Prospective President Director of PT Dayamitra Telekomunikasi	January 25, 2018
2.	Letter of Board of Commissioners No.33/SRT/DK/2018/RHS regarding Application for Approval of Proposal of Company Representative of PT Telkom Indonesia (Persero) Tbk in PT Dayamitra Telekomunikasi	February 15, 2018
3.	Letter of Board of Commissioners No.039/SRT/DK/2018/RHS regarding Your Appointment Mr. S. Mietra Sardi as Member of the Audit Committee	March 2, 2018
4.	Letter of Board of Commissioners No.055/SRT/DK/2018/RHS regarding Submission of Proposal Documents of Telkom Representatives as Mitratel's Managing Director	March 20, 2018
5.	Letter of Board of Commissioners No.056/SRT/DK/2018/RHS regarding Approval of Representative of Telkom as Commissioner of PT Telkom Metra and Mitratel	March 21, 2018
6.	Letter of Commissioners No.062/SRT/DK/2018/RHS regarding Appointment of Sri Hartati Rahayu as KEMPR Member	April 3, 2018
7.	Letter of Board of Commissioners No.065/SRT/DK/2018/RHS regarding Proposals for Prospective Directors of PT Telekomunikasi Indonesia Tbk.	April 9, 2018
8.	Letter of Board of Commissioners No.070/SRT/DK/2018/RHS regarding Submission of 3 Proposals of Company Representatives at PT Mitratel	April 10, 2018
9.	Letter of Board of Commissioners No.080/SRT/DK/2018/RHS regarding Proposal for Prospective Directors of PT Telkom Indonesia.	April 20, 2018
10.	Letter of Board of Commissioners No.084/SRT/DK/2018/RHS regarding Acting Managing Director of Consumer Director PT Telkom Indonesia, Tbk.	April 24, 2018
11.	No.086/SRT/DK/2018/RHS Letter of Board of Commissioners regarding Application for 2017 Financial Year Tantiem and Board of Directors & Board of Commissioners Remuneration for 2018 Book Year.	April 30, 2018
12.	Letter of Board of Commissioners No.119/SRT/DK/2018 regarding Commissioner of PT Telkomsel.	June 26, 2018
13.	Letter of Board of Commissioners No.129/SRT/DK/2018 regarding Approval of Reappointment of SVP Internal Audit PT Telkom Indonesia, Tbk.	July 3, 2018
14.	Letter of Board of Commissioners No.168/SRT/DK/2018/RHS Regarding Approval of Representative of Telkom as President Director of PT Dayamitra Telekomunikasi (Mitratel).	August 20, 2018
15.	Letter of Board of Commissioners No.169/SRT/DK/2018/RHS regarding New Honorarium Notification Mr. Ario Guntoro.	August 21, 2018
16.	Letter of Board of Commissioners No.170/SRT/DK/2018/RHS regarding New Honorarium Notification Mr. Tjatur Purwadi.	August 21, 2018
17.	Letter of Board of Commissioners No.171/SRT/DK/2018/RHS regarding New Honorarium Notification Mr. S. Mietra Sardi.	August 21, 2018
18.	Letter of Board of Commissioners No.172/SRT/DK/2018/RHS regarding New Honorarium Notification Ms.Sri Hartati Rahayu.	August 21, 2018

No.	Letter	Date
19.	Letter of Board of Commissioners No.173/SRT/DK/2018/RHS regarding New Honorarium Notification Ms. Widuri Meintari Kusumawati.	August 21, 2018
20	Letter of Board of Commissioners No.174/SRT/DK/2018/RHS regarding New Honorarium Notification Ms. Diyah Santi Indrawati.	August 21, 2018
21.	Letter of Board of Commissioners No.175/SRT/DK/2018/RHS regarding New Honoraium Notice Mr. Adam Wirahadi.	August 21, 2018
22.	Letter of Board of Commissioners No.176/SRT/DK/2018/RHS regarding New Honorarium Notification Mr. Juminta.	August 21, 2018
23.	Letter of Board of Commissioners No.177/SRT/DK/2018/RHS regarding New Honorarium Notification Mr. Fahmi Khaudzi.	August 21, 2018
24.	Letter of Board of Commissioners No.178/SRT/Dk/2018/RHS regarding New Honorarium Notification Ms. Dyah Swasti.	August 21, 2018
25.	Letter of Board of Commissioners No.179/SRT/DK/2018/RHS regarding New Honorarium Notification Mr. Farkhan Al-Fathoni.	August 21, 2018
26.	Letter of Commissioners No.218/SRT/DK/2018/RHS regarding Consultants of Remuneration Survey of Company Management in 2018.	October 12, 2018
27.	Letter of Board of Commissioners No.223/SRT/DK/2018/RHS regarding Appointment of Ms. Widia Praptiwi as a Member of KEMPR PT Telkom Indonesia, Tbk.	October 16, 2018
28.	Letter of Board of Commissioners No.246/SRT/DK/2018/RHS regarding the Appointment of Mr. Adam Wirahadi as KEMPR Staff.	November 13, 2018
29.	Letter of Board of Commissioners No.247/SRT/DK/2018/RHS regarding Vehicle Facilities of the Board of Directors.	November 13, 2018

KNR’S MEETINGS

Regulation of Financial Services Authority No.34/POJK.04/2014 regarding the Committee for Nomination and Remuneration of Issuers or Public Companies requires that the Committee for Nomination and Remuneration shall hold meetings at least once every four months. In 2018, the Committee for Nomination and Remuneration helds 44 meetings, including 29 meetings by circulation.

Committee for Nomination and Remuneration’s Meeting Attendance in 2018

No.	Name	Total Meetings	Total Attendances	Percentage of Attendance (%)
1.	Pamijati Pamela Johanna Waluyo	44	44	100
2.	Ario Guntoro	44	44	100
3.	Edwin Hidayat Abdullah	26	24	92
4.	Rinaldi Firmansyah	44	42	95
5.	Isa Rachmatarwata	26	21	81
6.	Margiyono Darsasumarja	44	44	100
7.	Cahyana Ahmadjayadi	44	44	100
8.	Hadiyanto	18	11	61
9.	Dolfie Othniel Fredric Palit	36	23	64

KNR’S EDUCATION AND TRAINING

In the 2018 financial year, education and training activities in order to improve the competence of the members of the Committee for Nomination and Remuneration are were not yet required. The policy was taken because of due to the activities of the Committee for Nomination and Remuneration, specifically the remuneration proposal process, supported by independent and professional consultants.

COMMITTEE FOR PLANNING AND RISK EVALUATION AND MONITORING

Telkom has a Committee for Planning and Risk Evaluation and Monitoring (KEMPR) which assist Board of Commissioners in the fields of planning, management and risk evaluation. This is in line with Telkom's commitment to implement good governance, especially in relation to evaluation, monitoring and planning of various risks.

Committee for Planning and Risk Evaluation and Monitoring’s duties and responsibilities are stipulated by the Committee for Planning and Risk Evaluation and Monitoring Charter, under Resolution Letter of Board of Commissioners No.04/KEP/DK/2011 dated March 24, 2011, regarding Charter of the Committee for Planning and Risk Evaluation and Monitoring of Perusahaan Perseroan (Persero) PT Telekomunikasi Indonesia Tbk. The decision stipulates, among other things, as follows:

1.	The establishment and the appointment of its members;
2.	The structure and requirements of membership, duties, responsibilities, and authority; and
3.	The scope of works, meetings, reporting, term of office, and funding.

KEMPR’S COMPOSITION

Resolution of Board of Commissioners No.09/KEP/DK/2018 dated October 25, 2018, regarding Composition of the Committee for Planning and Risk Evaluation and Monitoring of Telkom is as follows:

Committee for Planning and Risk Evaluation and Monitoring’s Composition

Position	Name and Double Position Status	Term of Service	Duties of Each Member
Chairman	Edwin Hidayat Abdullah* Commissioners	Starting from Mei 9, 2018	To give the direction, to coordinate and monitor the implementation of duties of all Members of Committee.
Member	Isa Rachmatarwata* Commissioner	Starting from Mei 9, 2018

Supervise and monitor the implementation of RJPP / CSS, RKAP and enterprise risk management, implement non-organic business growth initiatives, as well as certain actions of the Board of Directors that require Board of Commissioners approval.

	Cahyana Ahmadjayadi* Independent Commissioners	Starting from Mei 8, 2017
	Widia Praptiwi Independent Member	Starting from October 25, 2018

Remark:

v
*	Profile of KEMPR’s Member can be seen on Profile of The Board of Commissioners

KEMPR’S MEMBER PROFILE WHO ARE NOT BOARD OF  COMMISSIONERS’ MEMBER

Widia Praptiwi

Independent Member

Born	: July 7, 1974
Age	: 44 years old
Citizenship	: Indonesian
Domicile	: Jakarta

Education

1992 - 1997	Bachelor degree in Accounting, University of Indonesia, Indonesia.
2001 - 2004	Master of Science in Accounting, University of Indonesia, Indonesia.

Basis of Appointment

Resolution of Board of Commissioners No.09/KEP/DK/2018 dated October 25, 2018, regarding Membership Composition of Committee for Planning and Risk Evaluation and Monitoring of Perusahaan Perseroan (Persero) PT Telekomunikasi Indonesia, Tbk.

Term of Service

October 25, 2018 up to present.

Career Experiences

2015 - Present	Lecturer in Universitas Krisnadwipayana Jakarta.
2015 - 2018	Member of Hotel Indonesia Natour’s Audit Committee.
2002 - 2008	PT Bina Prima Perdana.

KEMPR’S INDEPENDENCE

The Committee for Planning and Risk Evaluation and Monitoring is not regulated by any regulator. However, Telkom still require the Committee to have good integrity and to maintain its independence as mentioned in the KEMPR Charter Chapter 4 point 4.b.

KEMPR’S  SCOPE, DUTIES, AND RESPONSIBILITIES

Committee for Planning and Risk Evaluation and Monitoring has the following duties and responsibilities:

1.	To conduct a comprehensive evaluation upon the proposal of the Company’s Long Term Plan (RJPP) or CSS and Company’s Budget Activity Plan as submitted by Board of Directors;
2.

To conduct the evaluation of the implementation of RJPP and RKAP to assess whether the implantation is in line with the target of RJPP and RKAP which has been ratified by the Board of Commissioners; and

3.	To conduct the monitoring towards the implementation of enterprise risk management within the Company.

KEMPR’S PERFORMANCE AND IMPLEMENTATION ACTIVITIES

Throughout 2018, the Committee for Planning and Risk Evaluation and Monitoring did its activities based on Committee Guidelines/Charter and Resolution of Board of Commissioners No.10/KEP/DK/2017 dated October 27, 2017, regarding the Arrangement of the Certain Actions of Directors who Must Obtain the Written Approval of Board of Commissioners and/or Holders of Series A Dwiwarna Share which have been updated by the Resolution of Board of Commissioners No. 11/KEP/DK/2018 dated November 15, 2018, as well as Resolution of Board of Commissioners No.02/KEP/DK/2017 dated February 24, 2017, regarding Standard Operating Procedures (SOP) on the Process of Giving Board of Commissioners’ Approval. It consists of:

1.	Company’s Long Term Plan (RJPP)

a.

Evaluation of RJPP 2018-2022

Evaluation of the implementation of RJPP 2018-2022 shows an increasingly difficult challenge for the Company to achieve the target market capitalization and at the same time realize its vision of becoming the King of Digital in the Region. To face this challenge, the Company maximized growth in three portfolios, namely IT & services, media, and edutainment.

In addition, on the internal side, the Company accelerated the transformation towards digital telco, both through digitization and digitalization. Digital maturity measurements are conducted periodically, especially related to strategy & business aspects, customer experience, technology, and operation; also people, culture, and organization.

In addition to strengthening on the side of organic initiatives, achieving the Company's vision also requires sharpening on the side of inorganic initiatives. Sharpening on the side of strategic initiatives includes determining the focus of inorganic investment (business portfolio, area, and investment size (expansion of inorganic strategies - not only on acquisitions but also on initiatives that are able to unlock the current business value of the Company, and monitor post-implementation business inorganic initiatives.

	b.	Preparation of RJPP 2019-2023 The focus of KEMPR in the preparation of the RJPP 2019-2023, among others:
			Harmonization of strategic initiatives between CFU, especially on initiatives related to the development of business portfolios;
			Sharpening inorganic initiatives, especially those related to business unlocking;
			Efforts to optimize the value of capital expenditure invested by the Company, including maintaining the level of efficiency and effectiveness of the capital expenditure; and
			The need for refinement of several roadmaps related to changes in the direction of business portfolios, including satellite, e-commerce, and financial services.

2.	Company’s Work and Budget Plan as well as Capital Expenditure
a.

Monitoring focus of RKAP and Capital Expenditure of 2018

In the implementation of the 2018 RKAP, the monitoring focus of KEMPR including the implementation of efforts to maintain the growth of CFU Mobile - especially in the legacy component; improving the performance of fixed broadband products through a value added service solution developed on broadband services, evaluating the impact of changes in exchange rates and interest rates on the performance of the Company and its subsidiaries, and monitoring the performance of subsidiaries - especially those acting as vehicles for international business, and business development information, media, and edutainment.

On the capital expenditure side, monitoring of the absorption of capital expenditure is primarily directed at the realization of the development of the Company's strategic projects, achievement of healthiness & effectiveness CAPEX indicators, and optimizing the absorption of capital expenditure for CFU Consumer.

	b.	Evaluation to the Proposal of RKAP and Capital Expenditure of 2019 Evaluation of the proposed RKAP and capital expenditure in 2019 will focus on 3 (three) things as follows:


Control of growth expenses on revenue growth

In line with the direction of transformation towards digital business, controlling the growth of the expense on revenue growth needs to be a control so that the Company's margins are maintained. This is also in line with investor recommendations and also benchmarks for similar telecommunications companies at the regional level.



Increased customer loyalty to suppress withdrawals and increase revenue

The increase in the number of cellular, broadband and corporate customers also SMB needs to be accompanied by efforts to increase customer loyalty. Customer loyalty needs to be grown by providing integrated end to end services; providing products, services, and solutions as needed; and creating superior customer experience for customers. These efforts are expected to reduce the rate of revocation, while increasing customer engagement with the Company.



The need for increased orchestration between CFU in developing business initiatives

The Company has 4 main CFUs as the spearhead of services to customers, namely Mobile, Enterprise & Business Service, Consumer, and Wholesale & International Business. Orchestration between CFUs is needed to ensure the allocation of the Company's resources for each business initiative at each CFU, there is no overlap of services and products, and minimize investment duplication.

3.	Enterprise Risk Management Based on monitoring of the Company's risk profile, there are three things that need attention, namely:
	a.	Mitigation of strategic, compliance and operational risks;
	b.	Effectiveness of ERM management organizations in the Company; and
	c.	Implementation of ERM online monitoring.

Mitigation of strategic, compliance and operational risks related to the Company's activities in digital business, the need to anticipate the development of regulations and improvement of internal control, as well as the management of international traffic business. In the past few years, these three things are still the main agenda in managing the Company's risk profile. The biggest challenge lies in anticipating the development of digital business that suppresses the Company's margins, and at the same time challenges the Company to create new businesses and/or digital service distribution lines according to the needs of the community.

Changes to the risk management organization structure and implementation of ERM online monitoring are expected to provide added value in the Company's risk management. Strengthening the risk management organization needs to be done considering the Company's expanding business including developments in its subsidiaries. Therefore, as part of the efforts to monitor the ERM management of the Company, it is necessary to evaluate in 2019 regarding the effectiveness of changes in organizational structure and implementation of the tools used in monitoring the Company's risk.

4.

Certain Action from Board of Directors that Requires the Approval from Board of Commissioners

In 2018, KEMPR has assisted Board of Commissioners in reviewing the proposal of strategic plans as submitted by Board of Directors, among others:

	a.	Strategic fit and final approval of equity participation in PT Telkom Satelit Indonesia (Telkomsat);
	b.	Inorganic project strategic fit related to digital business, B2B, financial services, and telecommunications infrastructure;
	c.	Proposal for write-off of receivables in 2018; and
	d.	Approval of the release of phase II capital expenditures - after the Phase I approval that is carried out in conjunction with the approval of the 2018 RKAP.

KEMPR’S MEETING

In 2018, KEMPR conducted 10 Committee meetings attended by the members who are members of Board of Commissioners and non-members of Board of Commissioners, with the following detail of attendance:

Committee for Planning and Risk Evaluation and Monitoring’s Meeting Attendance 2018

No.	Name	Total Attendances	Percentage of Attendance (%)
1.	Hadiyanto (1)	2	100
2.	Dolfie Othniel F.P (2)	0	0

No.	Name	Total Attendances	Percentage of Attendance (%)
3.	Margiyono D.S(2)	5	100
4.	Pamijati Pamela Johanna Waluyo(2)	5	100
5.	Cahyana Ahmadjayadi	10	100
6.	Sri Hartati Rahayu(2)	5	100
7.	Edwin Hidayat Abdullah (3)	8	100
8.	Isa Rachmatarwata (3)	2	25*
9.	Widia Praptiwi (4)	4	100

Remarks:

(1)	until April 19, 2018
(2)	until October 24, 2018
(3)	start May 9, 2018
(4)	start October 25, 2018
*	Carry out state duties on the middle of October - November 8, 2018

KEMPR’S EDUCATION AND TRAINING

Telkom includes KEMPR members in various training and education activities to improve competency during 2018,as follows:

Date	Name of Training	Organizer	Remarks
February 26, - March 2, 2018	Mobile World Congress 2018	GSMA	Barcelona, Spanyol
July 4, 2018	Strategic discussion on Global Telco Industry	Internal	Jakarta, Indonesia
September 9-11, 2018	Factory and Research Visit	Internal	Shenzhen, PR China
July 17-12, 2018	Meeting with Softbank and NEC	Internal	Japan
December 9-10, 2018	The IRES – 506th International Conference on e-education, e-business, e-management, and e-learning	IRES	Japan

BOARD OF DIRECTORS

Directors at Telkom collectively have the duty and responsibility to manage the Company in accordance with the provisions of the Company's Articles of Association. In carrying out its duties, members of Board of Directors act and decide a policy in accordance with the duties and authority of each member.

BOARD OF DIRECTORS’ COMPOSITION

During 2018, there was a change in the composition of Board of Directors. On April 20, 2018, Mas'ud Khamid was appointed as director at PT Pertamina (Persero). Related to this, through the Annual General Meeting of Shareholders (AGMS) on April 27, 2018, Telkom made a decision regarding the changes in the Company's Management as follows:

1.	Mas'ud Khamid was honorably dismissed from his position as a Board of Directors because of his assignment in another place.
2.	Siti Choiriana was appointed Director of Consumer Service.

The composition of Board of Directors differences at the end 2018 and at the end of the year before can be seen in these following table:

Board of Directors’ Composition per December 31, 2017

No.	Name	Title	Appointment	Discharge Date
1.	Alex Janangkih Sinaga	President Director	2014	AGMS 2019
2.	Harry Mozarta Zen	Director of KEU	2016	AGMS 2021
3.	Mas’ud Khamid	Director of CONS	2017	AGMS 2022
4.	Herdy Rosadi Harman	Director of HCM	2014	AGMS 2019
5.	Zulhelfi Abidin	Director of NITS	2017	AGMS 2022
6.	David Bangun	Director of DSP	2017	AGMS 2022
7.	Abdus Somad Arief	Director of WINS	2014	AGMS 2019
8.	Dian Rachmawan	Director of EBIS	2014	AGMS 2019

Remarks: KEU (Finance), CONS (Consumer Service), HCM (Human Capital Management), NITS (Network, IT, & Solution), DSP (Digital & Strategic Portfolio), WINS (Wholesale and International Service), and EBIS (Enterprise & Business Service).

Board of Directors’ Composition per December 31, 2018

No.	Name	Title	Appointment	Discharge Date
1.	Alex Janangkih Sinaga	President Director	2014	AGMS 2019
2.	Harry Mozarta Zen	Director of KEU	2016	AGMS 2021
3.	David Bangun	Director of DSP	2017	AGMS 2022
4.	Dian Rachmawan	Director of EBIS	2014	AGMS 2019
5.	Abdus Somad Arief	Director of WINS	2014	AGMS 2019
6.	Herdy Rosadi Harman	Director of HCM	2014	AGMS 2019
7.	Zulhelfi Abidin	Director of NITS	2017	AGMS 2022
8.	Siti Choiriana	Director of CONS	2017	AGMS 2023

Remarks: KEU (Finance), DSP (Digital & Strategic Portfolio),  EBIS (Enterprise & Business Service),  WINS (Wholesale and International Service), HCM (Human Capital Management), NITS (Network, IT, & Solution), dan CONS (Consumer Service).

BOARD OF DIRECTORS’ DIVERSITY

As a form of compliance with Law No. 39 of 1999 concerning Human Rights, Telkom guarantees that there is no discrimination in the selection and appointment of Directors. At present there is no written policy that specifically regulates the diversity of Board of Directors, but Telkom guarantees that members of Board of Directors are elected and appointed based on their respective expertise, skills and integrity.

Based on the results of the 2018 AGMS, the composition of the Telkom Directors consists of seven men and a woman. The low number of female directors in Telkom is based on the results of the selection and is not an attempt to discriminate women for the position of Directors.

Board of Directors’ Diversity per December 31, 2018

No.	Name	Position	Gender	Background of Expertise & Skill	Level of Education
1.	Alex Janangkih Sinaga	President Director	Male	Telecommunication and Telematics Engineering	Master
2.	Harry M Zen	Director of KEU	Male	Administration, Business and Finance	Master
3.	David Bangun	Director of DSP	Male	Telecommunication and Electrical Engineering	Master
4.	Dian Rachmawan	Director of EBIS	Male	Telecommunications Engineering	Master
5.	Abdus Somad Arief	Director of WINS	Male	Technology and Information Systems	Master
6.	Herdy Rosadi Harman	Director of HCM	Male	Law, Business Administration	Master
7.	Zulhelfi Abidin	Director of NITS	Male	Information and Technology	Master
8.	Siti Choiriana	Director of CONS	Female	Electrical Engineering and Technology Management	Master

Remarks: KEU (Finance), DSP (Digital & Strategic Portfolio),  EBIS (Enterprise & Business Service),  WINS (Wholesale and International Service), HCM (Human Capital Management), NITS (Network, IT, & Solution), dan CONS (Consumer Service).

BOARD OF DIRECTORS’  DOUBLE POSITION

Some of Telkom’s Directors have dual positions, either in Telkom as the holding Company or subsidiaries. Information on the double positions of Directors can be seen in the following table:

Board of Directors’ Double Position per December 31, 2018

No.	Name	Telkom		Subsidiary
		Position	Other Position
1.	Alex Janangkih Sinaga	President Director	None	President Commissioner of Telkomsel.
2.	Harry Mozarta Zen	Director of KEU	None	Commissioner of Telkomsel and President Commissioner of GSD.
3.	David Bangun	Director of DSP	None	Commissioner of Metra and President Commissioner of Metranet.
4.	Dian Rachmawan	Director of EBIS	None	President Commissioner of Metra and President Commissioner of Teltranet.
5.	Abdus Somad Arief	Director of WINS	None	President Commissioner of Telin and President Commissioner of Telkomsat.
6.	Herdy Rosadi Harman	Director of HCM	None	President Commissioner of Infomedia.
7.	Zulhelfi Abidin	Director of NITS	None	President Commissioner of Sigma.
8.	Siti Choiriana	Director of CONS	None	President Commissioner of Telkom Akses.

Remarks: KEU (Finance), DSP (Digital & Strategic Portfolio),  EBIS (Enterprise & Business Service),  WINS (Wholesale and International Service), HCM (Human Capital Management), NITS (Network, IT, & Solution), dan CONS (Consumer Service).

BOARD OF DIRECTORS’  REMUNERATION

The structure of the remuneration of the Directors is based on the provisions of State Minister of SOE’s Regulation No.PER-04/MBU/2014 Number jo: PER-02/MBU/06/2016 Number jo: PER-01/MBU/06/2017 Number jo: PER-06/MBU/06/2018 regarding Guidelines for the Determination of Income for Directors, Board of Commissioner and Board of Trustees of SOE’s.

Based on such regulation, the income component for members of the Directors consists of:

1.	Salaries;
2.	Allowances;
3.	Facilities; and
4.	Bonus/Incentive.

Telkom determines the remuneration of Board of Commissioners through the following procedures:

1.	Board of Commissioners requests Committee for Nomination and Remuneration to draft a remuneration proposal for Board of Directors.
2.	The Committee for Nomination and Remuneration requests an independent party to draw up a framework on the remuneration of Board of Directors.
3.	The Committee for Nomination and Remuneration proposes the remuneration to Board of Commissioners.
4.	Board of Commissioner proposes remuneration for Board of Directors the GMS.
5.	The GMS delegates authority and power to Board of Commissioners with the prior approval of Series A Shareholders to determine the remuneration for Board of Directors.

The determination of income in the form of salary/honorarium, allowances and facilities that are fixed is based on the Company’s conditions. While bonus/work incentive is an annual employment benefit based on the performance of the Company which the amount of the company’s performance is determined by the General Meeting of Shareholders.

In 2018, the total remuneration of the entire Board of Directors was Rp160.5 billion. Taxes from remuneration borne by our Company amounted to Rp5.9 billion. The table below sets forth the remunerations that Telkom’s Directors received in 2018:

Board of Directors’ Recapitulation of Remuneration

No.	Board of Directors	Honorarium	Tantiem and THR (1)	Allowance	Total
		(Rp millions)
1.	Alex Janangkih Sinaga	3,530	20,870	300	24,700
2.	Harry Mozarta Zen	2,989	18,783	300	22,072
3.	David Bangun	2,989	12,526	300	15,815
4.	Dian Rachmawan	2,989	18,783	300	22,072
5.	Abdus Somad Arief	2,989	18,783	300	22,072
6.	Herdy Rosadi Harman	2,989	18,783	300	22,072
7.	Zulhelfi Abidin	2,989	12,526	300	15,815
8.	Siti Choiriana (2)	2,021	216	203	2,440
9.	Mas'ud Khamid (3)	986	12,310	100	13,396

Remarks:

(1)	"THR" refers to Tunjangan Hari Raya or religious holiday allowance
(2)	Since AGMS on April 27, 2018
(3)	Up to April 20, 2018

PARTICIPATION IN BPJS

Telkom always support Government Program which one of them is the National Health Insurance Program. This is proven by Telkom’s commitment to include all the Board of Directors and Board of Commissioner and their family into BPJS.

BOARD OF DIRECTORS’ BOARD CHARTER

In performing its duties, responsibilities, and authority, Board of Directors shall be guided by the Charter of Board of Directors established by Resolution of Board of Directors No.PD.604.00/r.00/HK000/C00-D0030000/2011 dated July 11, 2011. The Charter of Board of Directors contains the code of conduct, authority, duties, responsibilities, obligations, division of tasks, meetings, provisions on conflict of interest, shareholding, provisions on the mechanisms and division of authorities among members of Board of Directors which are not set out by the Company's Articles of Association and the applicable laws and regulations. This is intended to improve the performance of the Directors and more coordinated and make Board of Directors' working time more effective in managing the Company.

BOARD OF DIRECTORS’ AUTHORITIES,  DUTIES, AND RESPONSIBILITIES

Based on the Article of Association of Telkom, Board of Directors have this following obligations:

,
1.	Work for and ensure the performance of businesses and activities of the Company in accordance with its purposes and objectives as well as business activities;
2.

Prepare in a timely manner, the Long Term Plan of the Company, the Annual Work Plan and Budget of the Company and other work plans as well as their changes to be submitted to the Board of Commissioners and to obtain approval of the Board of Commissioners;

3.	Prepare the Register of Shareholders, the Special Register, the Minutes of the GMS, and the Minutes of Meeting of the Board of Directors;
4 .

Prepare the Annual Report which, among others, contains the financial statement, as the materialization of the accountability report on the management of the Company, as well as the financial documents of the Company, as referred to in the Law regarding Corporate Documents;

5.	Compose the financial statement in number 4 above based on the Financial Accounting Standards and submit it to the Public Accountant for audit;

6.

Submit the Annual Report after having been reviewed by the Board of Commissioners within a period of at the latest 5 (five) months after the financial year of the Company has ended to the GMS for approval and ratification;

7.	Provide explanation to the GMS with regard to the Annual Report;
8.	Submit the Balance Sheet and the Profit and Loss Statement which have been ratified by the GMS to the Minister in the Law Sector in accordance with the provisions of the statutory regulations;
9.	Compose other reports which are obliged by the provisions of the statutory regulations;
10.

Maintain the Register of Shareholders, the Special Register, the Minutes of GMS, the Minutes of Meeting of the Board of Commissioners and the Minutes of Meeting of the Board of Directors, the Annual Report and the financial documents of the Company as referred- to in letter b.4 and letter b.5 above, and other documents of the company;

11.

Maintain at the place of domicile of the Company: the Register of Shareholders, the Special Register, the Minutes of GMS, the Minutes of Meeting of the Board of Commissioners and the Minutes of Meeting of the Board of Directors, the Annual Report and the financial documents of the Company as well as other documents of the company;

12.	Maintain and keep the bookkeeping and administration of the Company in accordance with the common practices for a company;
13.

Compose an accounting system in accordance with the Financial Accounting Standards and based on the internal control principles, particularly the management, registration, retention, and supervisory functions;

14.

Provide periodic report according to the method and at the time in accordance with the provisions, as well as other reports, once requested by the Board of Commissioners and/or- the holder of Dwiwarna A Series share, with due observance of the statutory regulations, particularly the regulations in the Capital Market sector;

15.	Prepare the organizational structure of the Company, complete with its breakdown and their- duties;
16.

Provide explanation with regard to any matters to be inquired about or requested by the members of the Board of Commissioners and the holder of Dwiwarna A Series share, with due observance of statutory regulations, particularly the regulations in the Capital Market sector;

17.	Perform other obligations in accordance with the provisions stipulated in this Articles of Association and which are stipulated by the GMS by continue observing the statutory regulations.

In addition to having obligations as mentioned above, the Board of Directors also have this following authority:

1.	To determine the policies considered appropriate in the management of the Company;
2.

To arrange the delegation of authorities of the Board of Directors to represent the Company, inside and outside the Court to one or several individuals specifically appointed for such purposes, including the employees of the Company, both individually and collectively and/or other entities;

3.

To stipulate the provisions regarding the employees of the Company, including the stipulation of salary, pension or old age insurance and other income for the employees of the Company based on the statutory regulations;

4.	To appoint and dismiss the employees of the Company based on the manpower regulations of the Company and the statutory regulations;
5.	To appoint and dismiss the Corporate Secretary and/or the Head of Internal Supervisory Unit with the approval of the Board of Commissioners;
6.

To write-off non-performing loans with the provisions as stipulated in this Articles of Association and which furthermore will be reported to the Board of Commissioners to be further reported and accounted in the Annual Report;

7.

Not to further collect interest receivables, penalties, costs and other receivables outside the principal debts which is carried out in the framework of restructuring and/or receivables settlement as well as other actions in the framework of Company’s receivables settlement with the obligation to report it to the Board of Commissioners, the provisions and reporting- procedures of which are stipulated by the Board of Commissioners;

8.

To take any actions and other deeds with regard to the management and ownership of the Company’s assets, to bind the Company to other parties and/or other parties to the Company, as well as to represent the Company inside and outside the Court with regard to any matters and in any events, with the restrictions as stipulated in the statutory regulations, this Articles of Association and/or the Resolutions- of the General Meeting of Shareholders.

Any member of Board of Directors shall be jointly responsible for all Company’s losses caused by the mistake or negligence of the member of Board of Directors in performing its duties. Members of Board of Directors shall not be liable for the Company’s loss if they can prove that:

1.	Such loss is not caused by their mistake or negligence;
2.	They have performed actions in good faith, full responsibility, and prudentially for the interest and based on the purpose and objective of the Company;
3.	They do not have any conflict of interest either directly or indirectly for the management activities causing the loss; and
4.	They have taken the action to prevent the occurrence or continuation of such loss.

BOARD OF DIRECTORS’ MEETING

Board of Directors shall hold an internal meeting periodically at least 1 (one) time in each month and may also be held at any time as necessary. In addition, Board of Directors shall also hold a meeting with Board of Commissioners at least once in 4 (four) months and may also be held at any time as necessary. The joint meetings of Board of Directors and Board of Commissioners within the Company are referred to as the Joint Meeting.

The meeting quorum shall be reached if more than half of members of Board of Directors are present or legally represented in such meeting. Any member of Board of Directors that present shall have a casting vote (and one vote for any other Director that is being represented). The decision-making mechanism at Board of Directors meeting is based on deliberations to reach consensus. If the consensus cannot be reached, then the resolution shall be made based on the majority votes from members of Board of Directors that are present.

Throughout 2018, Board of Directors' meetings were held as many as 59 times. Some important themes or agendas discussed in Board of Directors meeting are more detailed in the Appendix 4. The following table shows Directors’ attendance frequency of in internal meetings:

Board of Directors’ Attendances at Internal Meeting

No.	Name	Total Attendances	Total Meetings	Percentage of Attendance (%)
1.	Alex Janangkih Sinaga	53	59	90
2.	Harry Mozarta Zen	56	59	95
3.	David Bangun	54	59	92
4.	Dian Rachmawan	55	59	93
5.	Abdus Somad Arief	51	59	86
6.	Herdy Rosadi Harman	51	59	86
7.	Zulhelfi Abidin	52	59	88
8.	Siti Choiriana (1)	36	37	97
9.	Mas’ud Khamid (2)	18	21	86

Remarks:

(1)	Since AGMS on April 27, 2018
(2)	Up to April 20, 2018

CORPORATE SECRETARY

Corporate Secretary in Telkom has a significant role in facilitating the Company’s internal communication, connect the Company and its shareholders, The Financial Services Authority, and other stakeholders. In addition, the Corporate Secretary also ensures the Company’s  compliance with capital market regulations.

CORPORATE SECRETARY’S PROFILE

Andi Setiawan

Born	: June 6, 1978
Age	: 40 years old
Nationality	: Indonesian
Domicile	: Jakarta

Education

2002	Bachelor degree in Financial Management, University of Indonesia, Indonesia.

Basis of Appointment

Decision Letter of Board of Directors.

Term of Service

March 4, 2015 up to present.

Career Experiences

2014 - 2015	PT Telekomunikasi Seluler as GM of Investor Relations.
2010 - 2014	PT Summarecon Agung Tbk as a Manager of Investor Relations.
2007 - 2010	PT Bakrieland Development Tbk as a Manager of Corporate Secretary.
2004 - 2007	PT Pemeringkat Efek Indonesia as a Corporate Rating Analyst.

CORPORATE SECRETARY’S FUNCTIONS

According to Telkom’s Guidelines on GCG, the functions of the Corporate Secretary are:

1.	To prepare and communicate accurate, complete, and timely information regarding the performance and prospect of the Company to stakeholders.
2.	To synergize with related units, including the subsidiaries, for socialization, implementation, monitoring and reviewing of GCG, and its implementation.
3.	To assist Board of Directors in various activities, information, and documentation, among others:
	a.	Preparing the Register Book of Shareholders;
	b.	Attending Board of Directors’ meetings and preparing its minutes of meetings; and
	c.	Preparing and organizing GMS.
4.	To publish the Company’s information in tactical, strategic and timely manner.

CORPORATE SECRETARY’S TASKS AND DUTIES

1.	Preparing and organizing GMS, including the material, particularly the Annual Report;
2.	Attending the Board of Directors’ meetings and joint meetings between Board of Commissioners and Board of Directors;
3.

Managing and maintaining documents related to the Company’s activities, including the GMS’s documents, Board of Directors’ minutes of meetings, the minutes of joint meetings between Board of Directors and Board of Commissioners, and other important documents of the Company; and

4.	Determining criteria regarding types and contents of information that can be presented to the stakeholders, including information that can be published as public documents.

CORPORATE SECRETARY’S IMPLEMENTATION TASKS

Throughout the 2018 financial year, the Corporate Secretary has performed its tasks in accordance with the tasks and duties under the applicable laws and regulations. During the 2018 financial year, activities carried out by the Investor Relations/Corporate Secretary including:

Date	Name of Activities	Organize by	Location
January 10, 2018	Non-Deal Roadshow	Investor Relations Telkom	Singapore
January 11, 2018	DBS Vickers Securities Pulse of Asia	DBS Vickers Securities	Singapore
February 6 and 8-9, 2018	Mandiri Investment Forum	Mandiri Sekuritas	Jakarta
May 3-4, 2018	Citi-Indonesia Investor Conference	Citi Group	Jakarta
May 7, 2018	Non-Deal Roadshow	Investor Relations Telkom	Singapore
May 10-11, 2018	Non-Deal Roadshow	HSBC	Hong Kong
May 14-15, 2018	dbAccess Asia Conference	Deutsche Bank	Singapore
May 24-25, 2018	Non-Deal Roadshow	Bahana Sekuritas	Jakarta
July 11-12, 2018	CGS-CIMB 12th Annual Indonesia Conference	CGS-CIMB	Denpasar
August 1, 2018	Non-Deal Roadshow	Investor Relations Telkom	Singapore
August 9-10, 2018	Non-Deal Roadshow	Macquarie	Melbourne and Sydney
August 15-16, 2018	Credit Suisse 3rd Annual Indonesia Conference	Credit Suisse	Singapore
August 27-28, 2018	Macquarie ASEAN Conference 2018	Macquarie	Singapore
September 3-7, 2018	Non-Deal Roadshow	Deutsche Bank	Paris, Frankfurt, and London
September 12-14, 2018	25th CLSA Investor’s Forum	CLSA	Hong Kong
November 5-9, 2018	Non-Deal Roadshow	J. P. Morgan	Toronto, Boston, New York, and San Fransisco
November 13-14, 2018	dbAccess Indonesia Conference 2018	Deutsche Bank	Jakarta
November 29-30, 2018	Seventeenth Annual Asia Pacific Summit	Morgan Stanley	Singapore
December 6, 2018	Citi ASEAN Top Picks 2018	Citi Group	Malaysia
December 11-12,2018	Non-Deal Roadshow	Deutsche Bank	Hong Kong

CORPORATE SECRETARY’S TRAINING AND EDUCATION

In order to improve the competence of Corporate Secretary/Investor Relations, the Company has held trainings designated to the Investor Relations unit as follows:

Date	Name of Activities	Organizer	Location
January 15-19, 2018	Disclosure Management Report	Merrill Corporation	Hong Kong
March 5-7, 2018	Business Valuation for Startup Company	Telkom Corporate University	Bandung
March 16, 2018	Sertifikasi Pengadaan Barang dan Jasa Pemerintah	Telkom Corporate University	Bandung
March 21-22, 2018	Executive Leadership Program-Business Simulation Expedition	Telkom Corporate University	Surabaya
April 4, 2018	Investment in Indonesia	Euromoney	Jakarta
April 19-20, 2018	Infographic for Creative Presentation	Telkom Corporate University	Bandung
May 8-9, 2018	Sustainability Report	Telkom Corporate University	Bogor
June 4-6, 2018	Advance Excel for Professionals	Telkom Corporate University	Jakarta
August 2, 2018	IR BUMN Gathering	Investor Relations BNI	Jakarta
August 20-21, 2018	Sosialisasi Update Knowledge: Macro Economy 2019 dan Finance Regulatory Update	Telkom Corporate University	Jakarta
August, 27-29, 2018	Essential Financial Analysis and Reporting Writing	Indonesia Investor Relations Institute	Bandung
September 3-6, 2018	Certified Investor Relations	Indonesia Investor Relations Institute	Jakarta
September 27, 2018	Seminar POJK No.9/POJK.04/2018 dan POJK No.11/POJK.04/2018	Bursa Efek Indonesia, Asosiasi Emiten Indonesia, Indonesian Corporate Secretary Association	Jakarta
October 18, 2018	Seminar IPO untuk Perusahaan Tercatat dan Entitas Anak	Bursa Efek Indonesia	Jakarta
December 6, 2018	Sosialisasi Pengenalan E-Proxy	Bursa Efek Indonesia	Jakarta
	Sekolah Pasar Modal Batch 1	Bursa Efek Indonesia	Jakarta
December 18, 2018	Sekolah Pasar Modal Batch 2	Bursa Efek Indonesia	Jakarta

INTERNAL AUDIT UNIT

Telkom has an Internal Audit Unit or Internal Audit (IA) who provides independent and objective views on the conditions of our internal controls, risk management and corporate Governance processes in business activities. The purpose of this function to become  a catalyst, through the submission of recommendations for Telkom in improving its business operations.

SVP INTERNAL AUDIT UNIT’S PROFILE

Harry Suseno Hadisoebroto

Born	: Bandung, June 24, 1966
Age	: 52 years old
Nationality	: Indonesian
Domicile	: Bandung

Education

1990	Master’s degree in Civil Engineering (Ir.), Bandung Institute of Technology, Bandung, Indonesia.
1999	Doctoral degree in Engineering – Project Management (MSc.), University of Manchester, Institute of Science and Technology, Manchester, United Kingdom.

Basis of Appointment

Board of Directors Resolution No. 1905/PS720/HCC-10/2015 dated June 9, 2015 which effectively prevail from July 1, 2015.

Term of Office

July 1, 2015 up to present.

Carreer Experiences

May 1, 2014 - June 30, 2015	SVP Internal Audit, PT Telekomunikasi Seluler.
April 1, 2011 - April 30, 2014	VP Infrastructure & Supply Management Audit, PT Telkom Indonesia (Persero) Tbk.
January 1, 2010 - March 31, 2011	AVP Infrastructure Audit, PT Telkom Indonesia (Persero) Tbk.
November 1, 2007 - December 31, 2009	Deputy General Manager Kandatel Malang, PT Telkom Indonesia (Persero) Tbk.

INTERNAL AUDIT UNIT’S STRUCTURE AND POSITION

Internal Audit Telkom is a unit that is directly responsible to the President Director and an independent unit to other work units. This is in line with applicable capital market regulations. The following is a chart of IA Telkom's organizational structure.

The Internal Audit Unit is led by a Head of Internal Audit Unit called the Head of Internal Audit (Senior Vice President of Internal Audit) who is appointed and dismissed by the President Director with the approval of the Board of Commissioners. The President Director can dismiss the Head of Internal Audit, after obtaining approval from the Board of Commissioners, if the Head of Internal Audit does not meet the requirements as an auditor for the Internal Audit Unit as stipulated in the Regulation of Financial Services Authority No.56/POJK.04/2015 regarding "Establishment and Guidelines for Preparation of the Internal Audit Unit Charter" and/or fail or are incapable of carrying out their duties. The term of office of the Head of Internal Audit is a maximum of 3 (three) years and can be reappointed for one subsequent period. Until the end of 2018, the Head of Internal Audit assisted by 88 members and each Auditor who sits in the Internal Audit Unit is responsible in stages to the Head of Internal Audit.

INTERNAL AUDIT CHARTER

Telkom’s Internal Audit Unit is equipped with an Internal Audit Charter as a Company’s formal document, comprising of description of vision, mission, structure, status, duties and responsibilities of IA, including IA’s Auditor requirements. The drafting of Internal Audit Charter guided by the international standards for IA profession practices, issued by the Institute of Internal Auditor (IIA), and has been approved by the President Director as well as the Audit Committee based on the Resolution of Board of Directors No.Tel.09/PW000/UTA/COP-C0000000/2015 regarding Internal Audit Charter.

INTERNAL AUDIT UNIT’S DUTIES  AND RESPONSIBILITIES

Based on Internal Audit Charter, duties and responsibilities of the Internal Audit are:

1.	To compose Annual Internal Audit plan;
2.	To execute the Annual Internal Audit Plan that has been consulted by the Audit Committee or has been reviewed by Audit Committee;
3.	To examine and evaluate the adequacy of internal control and risk management system based on the Company’s Policy;
4.	To examine and assess the efficiency and effectivity in the field of finance, accounting, operational, human capital, marketing, IT, and other activity;
5.	To review and/or audit the Company’s financial statement periodically;
6.	To inspect the compliance to the related regulation ;
7.	To identify the alternative improvement and efficiency and to increase efficiency and effectivity of the utility of sources and fund;

8.	Create audit report and to deliver that report to the President Director and Board of Commissioner c.q. Head of Audit Committee;
9.	To monitor, analyze and report the implementation of the improvement that has been recommended;
10.	Give objective improvement recommendation and information about the activity that has been inspected to all management level of the Company and the afiliation of the Company;
11.	To provide consultation needed by the Company’s management and its affilation Company which the coverage of the assignment has been agreed before;
12.	To carry out task number 2 - 10 for the Company’s afiliation upon request by the President Director of the Company (management instruction);
13.

To collaborate with the Audit Committee, including monitor the follow up of the recommendation by the result of the inspection that have a significant impact and deliver the report to the Audit Committee;

14.	To compose the evaluation methodology and progam to increase the quality of internal audit activity cooperating/coordinating with Audit Committee;
15.

To review and/or deep inspection the audit committee request in order to follow up whistleblower and/or allegations of fraud (fraud) on the Company or its affiliated Company, and deliver the results of the investigation to the President Director and the Audit Committee; and

16.	To conduct the preliminary inspection with a particular purposes.

INTERNAL AUDIT UNIT’S TASK IMPLEMENTATION

In accordance with the Annual Internal Audit Work Plan, in the year 2018, Unit IA implemented 69 assignments consisting of audit, consultation, evaluation and review activities, as follows:

Sub Department	Audit	Consultancy	Review	Evaluation	Total
Infrastructure & Operation Audit (IOA)	7	11	0	0	18
Integrated & Financial Audit (IFA)	6	5	16	6	33
Information & Technology Audit (ITA)	9	9	0	0	18
Total	22	25	16	6	69

INTERNAL AUDIT’S QUALIFICATION AND PROFESSIONAL CERTIFICATION

To ensure the quality of internal controls works well, our internal audit unit members possess various certifications that relevant and necessary in carrying out their work. Here are the details of certification held by Internal Audit members.

Certification Type	Number of Certification
Certification in Risk Management Assurance (CRMA)	1
Certified Accountant (CA)	3
Certified Banking Internal Audit (CBIA)	1
Certified Behaviour Consultan (CBC)	1
Certified Business Analysis Professional (CBAP)	2
Certified Data Center Specialist (CDCS)	1
Certified Data CenterProsessional (CDCP)	1
Certified Data Security Specialist (CDSS)	1
Certified Ethical Hacker (CEH)	5
Certified Fraud Examiner (CFE)	3
Certified Information Systems Auditor (CISA)	4
Certified Internal Auditor (CIA)	2
Certified IT Infrastructure Library	3
Certified Management Accountant (CMA)	4
Certified Professional Accountant of Indonesia (CPAI)	1
Certified Public Accountant (CPA)	1
Chartered of Accountant (CA)	4
Chartered Risk Manager Professional (CRMP)	3
Computer Hacking Forensic Investigator (CHFI)	3
ISO (9001, 14001, 18001, 20000, 22301, 27001)	21
Manajemen Umum Dana Pensiun (MUDP)	2
Organization Learning Technology (OLT)	2
Qualified Internal Audit (QIA)	11
Total	80

INTERNAL AUDIT’S TRAINING AND EDUCATION

During 2018, to improve quality, Telkom's internal auditors attended the trainingas follows:

Programs	Number of Participants	Number of Days
Culture	28	14
Leadership	8	28
Business	89	110
Technical	176	275
Certification	22	60
Sharing Knowledge	101	116
Total	424	603

INTERNAL CONTROL SYSTEM

The provisions of SOX Section 404 require Telkom to build, maintain, test and disclose the effectiveness of internal controls over financial reporting. To fulfill this, Telkom has an Internal Control System (SPI) which designed by/or under the supervision of the President Director and the Director of Finance and run by Board of Directors, management and other personnel. The purpose of implementing the SPI is to gain public confidence regarding the effectiveness of financial reporting and the preparation of consolidated financial statements in accordance with the Financial Accounting Standards of the Indonesian Institute of Accountants.

INTERNAL CONTROL FRAMEWORK

In practice, Telkom uses the Internal Control-Integrated Framework 2013 as a reference from The Committee of Sponsoring Organizations of the Treadway Commission (COSO). COSO's internal controls contain five mutually tied components that have applied at all levels and business units of the Company, including:

1.	Control Environment
	a.	Demonstrates commitment to integrity and ethical values.
	b.	Exercises oversight responsibility.
	c.	Establishes structure, authority and responsibility.
	d.	Demonstrates commitment to competence.
	e.	Enforces accountability.

2.	Risk Assessment
	a.	Specifies relevant objectives.
	b.	Identifies and analyzes risk.
	c.	Assesses fraud risk.
	d.	Identifies and analyzes significant change.

3.	Control Activities
	a.	Selects and develops control activities.
	b.	Selects and develops general controls over technology.
	c.	Deploys through policies and procedures.

4.	Information and Communication
	a.	Uses relevant information.
	b.	Communicates internally.
	c.	Communicates externally.

5.	Monitoring Activity
	a.	Conducts ongoing and/or separate evaluations
	b.	Evaluates and communicates deficiencies

These five components have been applied to Telkom's policies, such as:

INTERNAL CONTROL IMPLEMENTATION IN TELKOM
Control Environment
•

Telkom builds corporate culture as a guide for key role holders in building leadership patterns and strengthening organizational synergies and enhancing sustainability competitive growth based on the values that have been formulated in The Telkom Way. It is continuously reinforced and sustained which includes four dimensions, namely the spiritual dimension, the emotional dimension, the intellectual dimension and the physical dimension as well as the great spirit of core values namely 3S: Solid, Speed, Smart.

•

Telkom ensures the effectiveness of implemented Internal Audit activities by implementing the SOA 302/404 prerequisites and managed with a risk based audit approach. Telkom also ensures that effective coordination and co-operation with internal and external parties and business risks to all business activities are adequately managed with internal control systems.

•

Telkom has a Competency Directory that defines the Company's competency needs. One of them is Stream Finance which includes the competence of Corporate Finance with the sub area of Capital Structure competency and Working Capital Management (Treasury Management). Then, Accounting with sub area competence of Financial Accounting, Management Accounting and Corporate Tax. The competency development policy is aimed at creating superior, global quality and highly competitive employees.

Risk Assessment
•

Telkom has several considerations in developing accounting policies such as Statements of Financial Accounting Standards (PSAK), Interpretation of Statements of Financial Accounting Standards (ISAK), International Accounting Standards (IAS), Related Laws, and changes in impacted internal environments.

•	Telkom has a principle of financial assertion in ICOFR planning that is well respected by all relevant employees.
•	Telkom manages internal and external corporate risk with established mechanisms.
•	Telkom also implements an anti fraud policy control system and have potential fraud prevention.
Control Activities
•	Telkom sets up a Business Process Owner (BPO) and AO (Application Owner) that have duties and responsibilities related to ICOFR.
•	Risk determination rules and internal controls refer to the ICOFR policy consisting of segregation of duties, risk determination and determination of internal controls.
•	Telkom has guidelines for the implementation of information systems security that are aligned with Company needs and can be implemented on an ongoing basis.
Information and Communication
•

Telkom has accounting policies implemented under IFRS, outlined in accordance with accounting principles and implementation, including information or data related to the process and disclosure of financial reporting, and regulates the components of the consolidated financial statements.

•

Telkom has an information technology policy that provides a frame of reference for each process or unit associated with the organization's IT operations in the preparation and implementation of guidelines and procedures. The scope of IT regulations in our Company covers aspects of Governance of IT Governance and IT management.

Monitoring Activity
•

Telkom has an Internal Audit Charter that includes the auditor's requirements in the Internal Audit unit, which has professional integrity and behavior, knowledge of risks and important controls in the field of information technology, knowledge of capital market laws and regulations.

•	CEO Telkom always increases awareness from management regarding audit and change management in the form of CEO Notes and establishes Integrated Audit and forms Probis IFRS.

As of December 31, 2018, Telkom assessed the effectiveness of internal controls over the company's financial reporting with the results of the report being effective. The result shows that the implementation of the five components also in line with the Regulation of Minister of SOE Article 26 paragraph 2 in 2011 regarding Internal Control System. The effectiveness assessment has also been audited by KAP Purwantono, Sungkoro & Surja, an independent and registered Public Accounting Firm.

Other than the COSO framework as our refference, Telkom also committed to ensure that our policies, compliance and all business activities are conducted in accordance with applicable internal and external laws and regulations such as legal advisory, legal opinion, legal review and litigation. The unit responsible for compliance with legislation is the Legal & Compliance Unit under the Corporate Secretary Department.

RISK MANAGEMENT SYSTEM

Risk management is important for Telkom to protect assets and business activities and create value for stakeholders. The risk management also constitutes compliance towards the prevailing regulations. The role and function of risk management supports the telecommunications business that has a wide scope of business areas, requires very large investments, has a high level of competition, rapid technological development, regulated business and changes in the way of communication.

GENERAL ILLUSTRATION REGARDING THE RISK MANAGEMENT SYSTEM

Regulation of Minister of SOE No. 1 in 2011 requires SOE, including Telkom, to implement risk management. In addition, the implementation of risk management is also Telkom's obligation as a Company listed on the New York Stock Exchange (NYSE) to fulfill the Sarbanes-Oxley Act, specifically article 302 and 404.

Risk Management System (Framework) and Policy

Telkom’s Risk Management Policies is regulated through the Regulation of Board of Directors No.PD.614.00/r.00/HK.200/COP-D0030000/2015 dated September 30, 2015 regarding Telkom Enterprise Risk Management and Regulation of Director of Finance No.PR.614.01/r.00/HK200/COP-D0030000/2016 regarding the implementing guideline for Telkom Enterprise Risk Management.

The main framework of Risk Management in Telkom refers to the framework of COSO (COSO ERM Framework), which includes three main components:

1.	The implementation of Company’s risk management must be able to support the Company’s objective from the aspects of strategic, operational, reporting and compliance.
2.	Company’s risk management is applied at all levels of the organization, namely Enterprise level, Division, Business Unit, and Subsidiary, in the Company.
3.	The implementation of Company’s risk management shall consist of 8 components of process namely:
	a.	Internal development.
	b.	Objective setting.
	c.	Event identification.
	d.	Risk assessment.
	e.	Risk response.
	f.	Control activities.
	g.	Information/communication.
	h.	Monitoring.

References and other guidelines relevant to the implementation of risk management at Telkom, among others:

1.	ISO 31000	Enterprise Risk Management as comparison and implementation complementary.
2.	ISO 27001	Information Security Management System (ISMS) as a reference in the development of risk management to ensure Information Security in terms of Confidentiality, Integrity and Availability.
3.	ISO 22301	Business Continuity Management System (BCMS) as a reference in the effort to ensure business continuity.
4.	ISO 20000	Information Technology Service Management (ITSM) as a reference to ensure IT service.

Risk Management’s Organizational Structure

According to the Regulation of Board of Directors and the Regulation of Director of Human Capital Management in 2018, Telkom’s risk management function is implemented by Sub-Directorate of Risk & Process Management in the Directorate of Finance with following strccture:

TYPES OF RISK AND MANAGEMENT METHOD

The risk management system helps Telkom to identify significant risks for business sustainability. Telkom has specifically identified risks in Indonesia, which cover social and political risks, macroeconomics, disasters, and other risks. Then for business risks, Telkom has identified operational, financial, legal, and compliance risks, regulations, inherent risks of the fixed and cellular telecommunications business. In addition to these risks, Telkom also conducts quantitative and qualitative disclosures on market risks.

Type of Risk	Risks That Is Faced	The Impact to Telkom		Mitigation/Risk Management
a.	Risks Related to Indonesia
Political and Social	The disruption of political stability and social instability to specific issues.	Have negative impact to the business, operation, financial condition, business proceeds and prospect as well as market price for securities.		1.	Monitoring of the influence of social political instability to the disruption of operational/service.
				2.	The maintenance of awareness through the improvement of safety & Security functions.
Macro Economy	The change of global, regional, or Indonesian economic activities.	1.	Have the impact on the business, financial condition, business result or business prospect.	1.	Monitoring of the influence of macro economy to the change to increase the expense through Cost Leadership program.
	The fluctuation of Rupiah Exchange rate.
	The increase of loan interest rate.	2.	Have a material adverse effect to the business, financial, condition, business proceeds or business prospect.	2.	To look for the opportunity to increase the spending of APBN pursuant to the government focus (Maritime, Tourism, Energy, Transportation, etc).
	The decrease of Government or Company’s credit rating.
Risk of Disaster	Flood, thunder, storm, earthquake, tsunami, volcano eruption, epidemic, fire, drought, power shut down and other event beyond Telkom’s control.	Disrupting its business operations and give negative impact to the financial performance and profit, business prospect as well as market price of securities.		1.	Transfer of risk by using the insurance of assets to anticipate the natural disaster and fire.
				2.	Coordination with ASKALSI (Indonesian Sea Cable Association) to secure SKKL.
				3.	Preventive & Corrective Action by preparing the Disaster Recovery Plan and Crisis Management Team.

Type of Risk	Risks That Is Faced	The Impact to Telkom	Mitigation/Risk Management
Other Risks	Indonesian corporate information disclosure standard is significantly different than what is implemented in other countries including the United States of America.	Disrupting its business operation and giving the negative impact to the financial performance and profit, business prospect as well as market price of securities.	The use of a competent legal consultant that has experience with the issues on corporate law in other countries particularly the United States of America.
The difference in the regulation of dividend determination.
The issue on the legal certainty in Indonesia and United States of America including the implementation of law.
The possibility on the difference in the interest of controlling shareholders with the interest from other shareholders.
b.	Business Related Risks
Operational Risk	The failure in the sustainability of network operation, main system, gateway on Telkom’s network or other operator’s network.	Has the negative impact to the business, financial condition, proceeds from the operation and business prospect.	1.	Implementation of BCM, BCP, and DRP.
			2.	Certification of Integrated Management System (IMS) for infrastructure management.
	Threat of physical and cyber security, such as theft, destruction, or other action.	Has the negative impact to the business, financial condition, result from the operation materially.	1.	The upgrade of Preventive Action in the form of Vulnerability Assessment and Penetration Test periodically.
			2.	Monitor and Identificate all types of attack in the real time as well as to choose and conduct a necessary action immediately.
			3.	Preparing the recommendation to handle Cyber Attack based on the historical incident analysis.
			4.	Intensive coordination with relevant parties to handle the Cyber Attack.
	Risk regarding internet service.	May face a lawsuit and damage the reputation.	To be more prudent in the preparation of contract with content provider partner.
	Leak of revenue due to the internal capability weakness or external factor.	Has a negative impact to Telkom’s business result.	1.	Acceleration of leak detection time and revenue indicated as an external fraud in real time.
			2.	Monitoring the critical point of the leak of revenue especially on the rejected billing call.
	New technology.	Has an impact on the competitive power.	1.	The preparation of Technology Roadmap by taking into account future technologies and the possible implementation of competitor’s technologies.

Type of Risk	Risks That Is Faced	The Impact to Telkom	Mitigation/Risk Management
			2.	Acceleration of IDN (Indonesia Digital Network) program to support future services.
	The limit of operation period, damage or ruin, delay or failure to launch, or the revocation of Satellite license.	Can create loss to financial condition, operation result and capability to give services.	1.	The planning to change the Satellite of which operation period will be immediately expired.
			2.	The insurance of Satellite operation during the active period.
			3.	Insurance for Manufacturing and Launching of new Satellite.
			4.	Developing the understanding with Regulator in relation to the Satellite operation by Telkom.
Financial Risk	Interest Rate Risk.	Has an adverse effect to the business, financial condition and result from the operation.	Interest rate swap contract from the float interest rate to become the fix interest rate upon certain loan term.
	Foreign exchange rate risk.	Has negative impact on the financial condition or result from the operation.	Placement of time deposit and hedging to cover the fluctuation risk of foreign exchange.
	The limit to fund capital expenditure.	Has a material adverse effect to the business, financial condition, operational performance and business prospect.	Maintaining and improving the Company’s performance to obtain the trust from National or Global fund institution/source.
Legal and Compliance Risk	Penalty/fine by KPPU in relation to the price fixing and the occurrence of class action.	Reducing Telkom’s revenue and has negative impact to the business, reputation and profit.	Strengthening Legal Review towards corporate action plan or certain contract.
Regulation Risk	The change of Indonesian or International Regulation.	Has the impact to the business, financial condition, operational performance and business prospect.	1.	Analysis on the impact of the regulation plan towards the industry in general and Telkom in particular.
			2.	Giving inputs so that the regulation that will be stipulated will give positive impact to the Company and industry.
Risk in relation to Fix and Mobile Telecommunication Business	Losing the cable phone customers and revenue from the service of cable phone voice call.	Has a material adverse effect on the result from operation, financial condition and Telkom’s business prospect.	1.	Improving QoS – Quality of Service for cable phone customers.
			2.	Giving Value Added Service.
	Competition on the internet service (fixed Broadband).	Has a negative impact on the business, financial condition operational performance and business prospect.	1.	Strengthening the perception and quality of IndiHome as New Digital Life Style.
			2.	Acceleration on the launching of the infrastructure for fixed broadband service.

Type of Risk	Risks That Is Faced	The Impact to Telkom	Mitigation/Risk Management
	The competition on mobile service.	Has a negative impact on the business, financial condition operational performance and business prospect.	1.	Acceleration of the launch of the infrastructure for 4G service.
			2.	Improving QoS – Quality of Service.

RISK MANAGEMENT SYSTEM’S REVIEW ON THE EFFECTIVENESS

Throughout 2018, Telkom's risk management system has been effective in supporting every business policy and process in Telkom and subsidiaries. Assessment of the effectiveness of Risk Management Implementation is carried out through an evaluation process, namely:

1.	One-on-one Evaluation/discussion with business unit as necessary.
2.	Workshop for sharing the implementation and development of ERM with the subsidiaries as necessary.
3.	Audit Program on Risk Management Implementation as necessary.
4.	Evaluation with the Risk Committee, Compliance and Revenue Assurance in Board of Directors level as necessary.
5.	Evaluation with Committee for Planning and Risk Evaluation and Monitoring (KEMPR) as necessary.

Telkom using application (tools)/ risk management information system as an infrastructure to support risk management system effectivity, such as:

1.	Generic Tools Enterprise Risk Management Online (ERM Online) which is used by all units to manage Risk Assessment.
2.	Specific Tools for the purpose of certain risk management such as:
	a.	Fraud Management System (FRAMES) application is used as an early detection system for the possibility of Customer Fraud.
	b.	i-Library application managed by the Service Operation Division and to be used to manage documentation system of Integrated Management System.
	c.	SMK 3 Online application managed by Security & Safety Unit for Health and Safety documentation management.
	d.	Telkomcare application for the coordinate with Crisis Management Team.

In 2018, the implementation of Telkom's risk management system is in accordance with certification standards from external parties, namely:

External Institution	Type of Award
PT TUV Rheinland Indonesia	Integrated Management System for infrastructure management includes:
   

The certificate of ISO 20000-1:2011 - IT Service Management

The certificate of ISO 22301:2012 - Business Continuity Management System

The certificate of ISO 27001:2013 - Information Security Management System

The certificate of ISO 9001:2015 - Quality Management System

In order to maintain and improve the quality of risk management, Telkom developed risk management competencies through training. In addition, Telkom conducts socialization and workshops related to risk management in the division office and subsidiaries so that individuals in Telkom have a common understanding of risk management.

Risk Management Training in 2018

No.	Type of Training	Time
1.	Risk Register Management	February 2018
2.	Responding to Our VUCA World “ with Effective Risk Management with The New ISO 31000:2018 Risk Management Guidelines”	May 2018
3.	Risk Control Self Assessment	May 2018
4.	Cyber Risk Management	May 2018
5.	Asia Pacific Risk Symposium 2018	June 2018
6.	Nurturing Agile Internal Auditors in Distruptives Times	August 2018
7.	Financial Risk Management	September 2018
8.	Business Continuity Management: Business Disruptions	September 2018

WHISTLEBLOWING SYSTEM

Telkom has a violation reporting system or known as a Whistleblowing System (WBS) since 2006. Through the WBS, all individuals within Telkom and third parties can report violations, fraud or other forms of ethical violations that occur. The WBS is managed by the Audit Committee through the decisions of Board of Commissioners and ratified by the Resolution of Board of Directors. Telkom has socialized the WBS to employees so the existing system can be used properly and effectively. The application of WBS in Telkom's environment is an effort to uphold business ethics and work ethics.

THE VIOLATION REPORT

All individuals at all of our Telkom staffing levels, including Board of Directors, Board of Commissioners and members of the committees under Board of Commissioner, are entitled to use the WBS. Reports can be submitted via email, fax, or letter with an address:

Audit Committee

PT Telkom Indonesia (Persero) Tbk

Telkom Landmark Tower 40th Floor, The Telkom Hub

Jl. Jend. Gatot Subroto Kav. 52, Jakarta, 12710

Email: whistleblower@telkom.co.id; ka301@telkom.co.id

Fax: +6221 5271800

Website: www.telkom.co.id

The Complaint must fulfil the following requirements:

1.	It is submitted through the website, email, fax or letter.
2.	Complaints submitted related to the issue on internal control, accounting, auditing, breach of regulation, allegation on the fraud and/or allegation of corruption, and the breach of code of ethics.
3.	The information that is reported must be supported with sufficient evidence and those are reliable to be used as the initial data to conduct further investigation.

PROTECTION TO THE COMPLAINANT

Telkom guarantees protection of the identity of the reporter through Resolution of Board of Commissioners No.08/KEP/DK/2016 dated June 8, 2016 regarding the Complaints Handling Procedure (Whistleblower) Policy of PT Telkom Indonesia (Persero) Tbk and its subsidiaries which followed up by Standard Operating Procedure (SOP) which the last one that released through the Resolution of Board of Commissioners No. 01/KEP/DK/2018 regarding Standard Operating Procedure of Whistleblowing System on Perusahaan Perseroan (Persero) PT Telekomunikasi Indonesia Tbk. and its consolidated subsidiaries. The Resolution of Board of Commissioners regarding Whitleblowing System were later ratified by the Resolution of Board of Directors No.PD.618.00/r.00/HK200/COP-C0000000/2016 dated December 21, 2016. Furthermore, the implementation of the WBS always prioritizes confidentiality and the principle of presumption of innocence in following up on any complaints or reports submitted. This is stated in the standard procedures for handling the WBS with the aim of encouraging safe reporting of violations without fear or worry about their safety.

THE COMPLAINT HANDLING

The Whistleblowing System is the responsibility of the Audit Committee based on Regulation of Financial Services Authority No.55/POJK.04/2015 and Sarbanes-Oxley Act 2002 Section 301 regarding the Public Company Audit Committee. On the other hand, the requirements for complaints are also needed to ensure that the reporter submits the complaint responsibly and is not a slander against someone.

In general, complaint reports submitted by internal or third parties handled by the audit committee covers the following topics:

1.	Accounting and Auditing.
2.	Violation of Regulation.
3.	Fraud and/or The Allegation of Corruption.
4.	Code of Conduct.

THE COMPLAINT HANDLING MECHANISM

Telkom encourages reporters to ensure the correctness and accuracy of information and provide sufficient supporting data so that reports can be followed up immediately. In practice, some WBS cases cannot be processed because the data and information are inaccurate and unreliable.

Investigation Process
Reporting and Follow-up
Audit Committee
Pres-Dir
Investigation Process
Subsidiary
HR
UBIS
Start
Approval to Follow-up
Appointment of Expert
Expert
Case Review
Subsidiaries?
No
Yes
Forming an Investigation Team
Need Experts?
The Investigation
Letter of the President Director to Subsidiary Cc.
1. Related President Director of Telkom
2. Audit Committee
3. Internal Audit Subsidiary
Subsidiary Discussion
FU?
Combined FU?
Response Letter
Material Evaluation
Archives
CC
FU?
FU Report
The Result of Investigation
TPTA?
FU Notes
Documentation
End
The Audit Report
Investigation by Subsidiary
TPTA Report
TPTA Subsidiary
Joint Team?
TPTA - Joint
FU Ubis

Remarks:

TPTA: Tim Pertimbangan Tindakan Administrasi (Administrative Measures Cinsideration Team)

Remarks:

TPTA	Tim Pertimbangan Tindakan Administrasi (Administrative Measures Cinsideration Team)

THE PARTY THAT MANAGES THE COMPLAINT

The Whistleblower Protection Officer (WPO) is a member of the Audit Committee whose task is handle complaints by doing the following things:

1.	Receiving the complaint.
2.	Administering the complaint.
3.	Conducting the initial verification whether the complaint is in line with the criteria.
4.	Monitoring the follow up of the complaint.

The Audit Committee through the meeting shall determine:

1.	To give approvals to follow up of complaints received.
2.	To give approvals on whether a complaint is to be followed up by an internal or external party.
3.	To give an assessment on whether the follow up of a complaint is already sufficient or not.

The Internal Auditor has the role in:

1.	Conducting the initial assessment on the complaint received by the Audit Committee.
2.	Preparing initial assessment reports and submitting the reports to the President Director to be copied to the Audit Committee.

The Investigation Committee has its role in:

1.	Conducting further investigation upon the complaint that has been initially assessed by the Internal Auditor.
2.	Preparing reports on the result of further investigation and submitting the reports to the President Director to be copied to the Audit Committee.

THE RESULT OF COMPLAINT HANDLING

In 2018, there were 24 (twenty four) whistleblowing complaints submitted in WBS, but after the Audit Committee reviewed the complaints, there were only 5 (five) complaints that qualified as WBS category, while the remaining qualified as service/product complaints.

Description	Total	Remarks
Total Complaint	24	Received complaints
Fulfil the requirements	5	Complaints proper to be followed up

BOARD OF DIRECTORS’ AND COMMISSIONERS’  SHARE OWNERSHIP POLICY IMPLEMENTATION

The obligation of each member of Board of Directors and Commissioners of Telkom to report any changes in share ownership directly or indirectly is regulated in the Regulation of Financial Services Authority No.11/POJK.04/2017 regarding Ownership Reports or Any Change in Public Company Share Ownership.

In line with these regulations, in this report Telkom provides information about share ownership by members of Board of Directors and Board of Commissioners and changes throughout 2018. The information referred to is found at the beginning of this annual report.

EMPLOYEE STOCK OWNERSHIP PROGRAM

Telkom had opened opportunity for employees to participate in employee ownership programs and/or management, or also called Employee Stock Ownership Programs (ESOP). On November 14, 1995, during the Initial Public Offering (IPO), on November 14, 1995, 43,218 employees owned 116,666,475 Telkom shares.

Then on June 14, 2013, Telkom transferred a portion of the buyback shares in the form of employee share ownership as part of the annual work incentive for financial year 2012. A total of 59,811,400 of buyback shares (equivalent to 299,057,000 shares after the stock split) transferred to 24,993 employees with an overall fair value of Rp661 billion.

In 2018, Telkom has not entered into an ESOP program in 2018, thus returning, so that there is no information on the number of shares and/or options, implementation period, eligible employee and/or management requirements, and implementation prices displayed in this Report.

SIGNIFICANT LEGAL DISPUTES

During 2018, none of Telkom’s board of commissioners’ and directors’ members, either those who remain in office and whose terms of office have expired, had any legal disputes or faced any civil or criminal cases. As a business entity, Telkom faces 52 legal cases consisting of 14 criminal law cases and 38 civil law cases.

Recapitulation of Lawsuits Cases in 2016-2018

Legal Issues
Status	2018		2017		2016
	Criminal	Civil	Criminal	Civil	Criminal	Civil
In process	14	38	4	36	9	36
Final and binding (inkracht)	22	27	19	29	0	24
Sub Total	36	65	23	65	9	60
Total	101		88		69

Significant legal issues faced by the Telkom during the period of January to December 2018 can be seen in the table as follows.

Key Case Faced in 2018

Object of Dispute	Type of Court	Status of Dispute	Financial Implications
Telkom became the Appeallee in the DKI Jakarta High Court with allegations of malafides in stopping transponder services to PT Citra Sari Makmur (PT CSM).	High Court	The High Court of DKI Jakarta has issued an Appeal Decision whose core concern is to state that this case is the absolute authority of the Tax Court.	-

INFORMATIONS REGARDING ADMINISTRATIVE SANCTIONS

In 2018 financial year, Telkom received several administrative sanctions from capital market authorities. Details of sanctions as follows:

Administrative Sanctions 2018

No.	Administrative Sanctions	Institution	Financial Implications (Rp)
1.	Administrative Sanctions for Delays in Submitting Reports and Announcements Information or Material Facts for the Acquisition of Shares in PT Bosnet Distribution Indonesia.	OJK	2,000,000
2.	Administrative Sanctions for Delays in Submitting Reports and Announcements Information or Material Facts on Acquisition of PT Nutech Integrasi Shares.	OJK	3,000,000
3.	Administrative Sanctions for Delays in Submitting Reports and Announcements of Information or Material Facts related to Appointment of Ms. Devy W Suradji as Director of the Company (Company) of PT Angkasa Pura I.	OJK	5,000,000

INFORMATION ACCESS AND COMPANY‘S PUBLIC DATA

Telkom provides access to company’s information and data on a regular basis through various approaches and lines of communication. This is done to fulfill the principles of transparency and accountability in the implementation of good corporate governance (GCG). In addition, Telkom also establishes communication with stakeholders and participates in fulfilling the information disclosure of the capital market environment regulated in the Regulation of Financial Services Authority No.31/POJK.04/2015 regarding Disclosure of Material Information and Facts by Issuers or Public Companies. Approaches and lines of communication applied includes:

.
1.

General Meeting Of Shareholders (GMS)

Through the GMS, information related to company’s performance is delivered to shareholders. The GMS is also a rool for shareholders to participate in decision making, especially regarding decisions of strategic matters.

.
2.

Website

Through the www.telkom.co.id website, the latest information about Telkom can be accessed by stakeholders. Information that can be accessed includes profiles, corporate governance, CSR programs, careers, reports including annual reports and financial reports, and products from Telkom.

.
3.	Media During 2018, Telkom made a news release and sent it to the mass media in order to spread the company's information transparency to stakeholders.

4.

Meeting with Analysts and Investors

Telkom meets with analysts and investors to provide information about performance and prospects of the Company and provide up-to-date information about the telecommunications industry in general.

5.

Contact Via E-Mail

Telkom is open to communicate with stakeholders through e-mail. For communication facilities, the customercare@telkom.co.id e-mail address can be used by stakeholders who are Telkom customers, while the e-mail address of investor@telkom.co.id is intended for investors.

V
6.	Internal Media Intra Telkom is a media managed by Telkom as a tool of information, education and socialization for Telkom to all internal employees of the company.

7.	Social Media Telkom uses a variety of social media to communicate with stakeholders, including the younger generation, who are very familiar with digital media and social media.

Social Media	Twitter	Facebook	Instagram	Youtube
Account	@TelkomIndonesia	Telkom Indonesia	@telkomindonesia	Telkom Indonesia Official
Followers/Subscribers/Fans	109,596 Followers	292,394 Fans	140,243 Followers	6,620 Subscribers

CORPORATE CODE OF CONDUCT

CODE OF CONDUCT’S IMPLEMENTATION FOR BOARD OF DIRECTORS, BOARD OF COMMISSIONERS AND EMPLOYEES

In accordance with Circular Letter of Financial Services Authority No.32/SEOJK.04/2015 regarding Corporate Governance Guidelines and Sarbanes-Oxley Act (SOA) 2002 section 406, Telkom owns and runs a code of ethics that applies to all levels of the organization. This Telkom specified by the Regulation of Board of Directors No.PD. 201.01/2014 regarding Business Ethics in TelkomGroup and the Regulation of Director of the Human Capital Management No.PR.209.05/r.00/PS800/COP-A4000000/2017 regarding Employees’ Ethics and Compliance. The decision explained about the business ethics devoted to the external environment and the work ethic of employees devoted to internal Telkom. Telkom's business ethics applies to members of Board of Directors, Member of Board of Commissioners and a large family of Telkom employees in dealing with customers, suppliers, contractors and other external parties who have a relationship with the Company. Employee work ethic applies to fellow employees during work in TelkomGroup.

In addition, Telkom Directors through Regulation of Board of Directors No.PD.604.00/r.00/HK000/C00-D0030000/2011 dated July 11, 2011 which contains a Board of Directors Charter which is not only contains duties and responsibilities but also contains the Code of Ethics which prevail for all Directors. As for the Board of Commissioners through the Board of Commissioners Charter as outlined in the Resolution of Board of Commissioners No.16/KEP/DK/2013, it also has a Code of Ethics that applies to the entire Board of Commissioners, both Commissioners and Independent Commissioners.

Besides the Code of Ethics, Telkom through Resolution of Board of Directors Number KD.36/HK290/COP-D0053000/2009 regarding the Integrity Pact also requires employees and Directors to sign the Integrity Pact which contains the commitment of Employees and Directors not to violate the integrity codes described in the regulation. Likewise with the Board of Commissioners who signed the Integrity Pact as a manifestation of the Board of Commissioners' commitment not to violate the existing Code of Ethics.

CODE OF CONDUCT’S PRINCIPLES

The Telkom Code of Ethics that is applied includes arranging the main matters regarding:

hich is the system of values or norms that are used by all employees and leaders in the daily work.
1.	Employee Ethics Which is the system of values or norms that are used by all employees and leaders in the daily work.

2.	Business Ethics Which is a system of values or norms that is upheld by the Company as guidelines for the Company, Management, and its Employees to interact with the surrounding business environment.

CODE OF CONDUCT’S SOCIALIZATION AND EFFORTS TO ENFORCE THEM

Telkom sends out the socialization materials to employees about GCG understanding, business ethics, integrity pacts, fraud, risk management, internal control (SOA), whistleblowing, ban of gratification, IT Governance, maintain information security and other matters related to corporate governance practices. This form of socialization is carried out so that employees can continue to maintain and apply the code of ethics as long as they are part of the Telkom family.

Telkom also organizes e-learning on business ethics and employee’s ethics and compliance with the population of all employees through the media portal/intranet. Through this e-learning, employees are expected to extend their understanding of the code of ethics in carrying out daily activities. In addition each employee also required to make a statement in the form of integrity pact signed and observed by all employees for being employees of the Telkom.

CORPORATE CULTURE

THE TELKOM WAY

Telkom has "The Telkom Way" which was established on June 10, 2013 as a Company culture or values. The determination was made through Resolution Letter of Telkom’s Board of Directors No.PD.201.00/r.00/HK250/COP-B0020000/2013 regarding Architectural Leadership and Corporate Culture. The above corporate culture determination refers to the Telkom management concept which is based on 8S elements, namely Spirituality, Style, Shared Values, Strategy, Staff, Skill, System, and Structure. The complete Corporate Culture is formulated as follows:

1.	Philosophy to be the Best: Integrity, Enthusiasm, Totality.
2.	Principles to be the Star: Solid, Speed, Smart.
3.	Practices to be the Winner : Imagine - Focus - Action.

Furthermore, guidelines for the implementation of Corporate Culture in the TelkomGroup are stipulated in Regulation of the Director of Human Capital Management  Number: PR.201.01/r.01/HK250/COP-B0400000/2018 regarding Telkom Corporate Culture. In this Regulation, it is regulated in detail regarding Corporate Culture, one of which is the description of Do’s and Dont's of the values of The Telkom Way facilitating Employees to understand the values of Corporate Culture.

THE TELKOM WAY

Telkom Indonesia
the world in your hand

KEY BEHAVIOR
(Imagine - Focus - Action)
PRACTICES TO BE THE WINNER

CORE VALUES
(Solid - Speed - Smart)
PRINCIPLES TO BE THE STAR

BASIC BELIEF : ALWAYS THE BEST
(Integrity - Enthusiasm - Totality)
PHILOSOPHY TO BE THE BEST

Telkom Indonesia
the world in your hand

IFA

IMAGINE
- Visioner
- Menetapkan target
- Mengantisipasi resiko

FOCUS
- Mengutamakan yang utama
- Menetapkan quick win
- Mengoptimalisasi sumber daya

ACTION
- Melakukan eksekusi
- Melakukan evaluasi & monitoring
- Melakukan perbaikan berkelanjutan

3S
SOLID SPEED SMART

SOLID
- Bersinergi
- Memilki visi bersama
- Saling percaya

SPEED
- Berinisiatif
- Tangkas dalam melayani pelanggan
- Tangkas dalam berbisnis

SMART
- Memahami tujuan
- Menetapkan prioritas
- Mencari cara baru secara kreatif & inovatif

ALWAYS THE BEST

INTEGRITY
- Jujur
- Berperilaku positif
- Beretika profesional

ENTHUSIASM
- Bersemangat
- Menunjukan kesungguhan dalam bekerja
- Berkeinginan untuk menjadi lebih baik

TOTALITY
- Mendedikasikan diri secara total
- Mengembangkan diri
- Berkomitmen dalam tugas

CORPORATE CULTURE’S IMPLEMENTATION IN 2018

The measurement of corporate culture’s implementation in Telkom is done by measuring the Cultural Health Index through the Corporate Culture Entropy Survey. Until now, the TelkomGroup has succeeded in maintaining the Corporate Culture Health Index at the PRIME or HEALTHY level.

CORPORATE CULTURAL ACTIVATION PROGRAMS IN 2018

Our corporate culture is internalized from top to down, CEO of TelkomGroup is a role model of Corporate Culture and assigns all Unit Leaders to be Role Models. Role Models are also obliged to select and assign Culture Agents in charge of organizing cultural activation initiatives in the relevant units and motivating all employees to participate in the initiatives to allow smooth internalization process of The Telkom Way. To date the TelkomGroup has assigned 1,659 Culture Agents (consisting of 445 Culture Agents of Telkom, 582 Culture Agents of Subsidiaries and 632 Culture Booster) who prior to carrying out their duties as Culture Agents were engaged in the Culture Agent on Boarding program to provide skills and knowledge as well as common perception to be Culture Agents.

To accelerate the implementation of corporate cultural activities at the unit level, all Unit Leaders are instructed to establish a Cultural Activation Provocation Community (Komunitas Provokasi Aktivasi Budaya/KIPAS Budaya) in their respective units. A total of 123 units of KIPAS Budaya were recorded until December 2018. Each unit has discretion to name their KIPAS Budaya according to their respective goal and awesome. The theme of KIPAS Budaya activities is tailored to the Company's business strategy. In 2018, the theme was set nationally as  "Dealing with real problem N the work place with the right TTW Attitude (DNA)". As a reference for unit cultural activation activities, a Calendar of Event Program was published with an approach of National Days.

CALENDAR OF EVENT

Calendar of events (COE) is one of media to communicating culture activation program every month and as a refference to the TelkomGroup’s Unit in constructing and do their culture activation in its own unit the values of The Telkom Way in order to instill corporate culture to the daily attitude of employees.

CALENDAR OF EVENT 2018
Telkom Indonesia
ALWAYS THE BEST
DECEMBER
Hari Ibu :"Totalitas tak terbatas"
Leaders Talk Values : "Strive to The BEST"
Culture Digi-Quiz
CA Meet & Greet :"Dare to Dream"
Our Innovation Day
NOVEMBER
Hari Pahlawan
Leaders Talk Values :
"Action in Agile Way of Working"
Culture Digi-Quiz
Running The Innovation Project
AUGUST
Pesta Rakyat
Leaders Talk Values :"Focus"
Culture Digi-Quiz
CA Meet & Greet :"Don't lose the Focus"
Digital Culture Reality Story
Running the Innovation Project
SEPTEMBER
Customer Day : "We Care More"
Leaders Talk Values :"WOW Customer Experience"
Culture Digi-Quiz
Running the Innovation Project
OCTOBER
Sumpah Pemuda "Spirit High Forever Young"
Leaders Talk Values :"Working with meaning"
Culture Digi-Quiz
Running The Innovation Project
JULY
Digital Culture Festival
Finding The Telkom Group Culture Heroes 2018 Awarding
Leaders Talk Values : "Totality"
Culture Digi-Quiz
Role Model Learn & Share : "Spiritual in Work"
HACK days - Dare to Dream
JUNE
Pancasila Sakti
Kids Go to Office : "If I were You"
Leaders Talk Values : "Digital & Innovation"
Culture Digi-Quiz
CA Meet & Greet : "Imagine - How innovate are we?"
Our Innovation Day
MAY
Telkomers Back To School
Kebangkitan Nasional
Leaders Talk Values : "Smart and Speed"
Culture Digi-Quiz
Digital Culture Reality Story
Running The Innovation Project
Finding The Telkom Group
Culture Heroes 2018 "Final Presentation"
JANUARY
Annual Culture Program Design
Introduce TTW Do's and Don'ts
Leaders Talk Values : "Integrity"
Hack Idea
Culture Digi-Quiz
ARE YOU READY?
FEBRUARY
Campaign TTW Do's and Don'ts
Design Sprint Dissemination
Bursting and running the Innovation Project
Leaders talk values : "Integrity in Action"
Digital culture reality story
MARCH
Leaders Talk Values : "Spiritual in Work"
Campaign TTW Do's and Don'ts
Culture Digi-Quiz
Running The Innovation Project
APRIL
Running The Innovation Project
Kartini's Day
Leaders Talk Values :
"Enthusiasm & The Why of Work"
Culture Digi-Quiz
CA Meet & Greet : "Agile Way of Working"
DNA

BUILDING DIGITAL CULTURE

As part of the company's transformation, the Company builds human resources with a digital culture while still referring to The Telkom Way as a system value formulated as the Philosophy To Be The Best, Principles To Be The Star and Practices To Be The Winner. This system value provides the spirit for every Telkom employee to always give the best, mobilize their abilities in total, enthusiastic and with integrity. Every Telkom employee is also encouraged to build synergy towards a common goal, have initiative in serving and looking for new ways to solve various problems. Internalization of the values of The Telkom Way is always carried out through various culture activation activities, especially in daily works so that the behavior and characteristics of the winner are embedded in every Telkom Employee.

In order to build digital competency, The Company gives trainings to strengthen digital culture that has been built at the top of 4 development pillars. The first pillars are character development by referring to values of The Telkom Way. The second pillars are leadership development, by referring to 8 main competencies of Digital Leader which expected to have a good character with business capabilities and a strong leadership, have a national insight and global orientation. The third pillars are professional development including soft skill aspect needed to become manager & Leader like decision making, people development, teamwork, organization awareness, analytical & conceptual thinking and many others related skill. The last one is the development of technical skill, such as the development of job family, job function and job role that are relevant with its role in the organization, for example for the ICT & Digital we develop trainings like digital business, user interface (UI) & user experience (UX), data analytics, digital marketing and many other related trainings. The Company also equipped employee with digital tools for daily operation namely corporate portal, which includes e-office, e-budgeting, filesharing, collaboration (Diarium), career & succession management (Ingenium), learning & knowledge management (Cognitium), and many other digital applications.

The Company encourage its employees to develop digital based innovation culture which expected to produce digital product and services, improve service given to the customer and solve operational problems. In order to build the innovation culture mentioned before, the shape of our organization and method of work need to be changed into an agile one by expanding “team based” method of work. Telkom made a breakthrough in terms of how the organizations work through tribe and squad scheme which allows a group of employees with certain competency move faster and more agile in order to serve certain customer. Telkom also made a breakthrough by providing media for our employee that have certain competency and expertise to participate in a project outside its working unit, among them are that the company encourage its employee to develop digital based innovation culture through program Digital Amoeba which is expected to produce digital product and services.

Employee ideas are also possible to be channeled more easily through the hackaton model known as HackIdea which is carried out routinely and massively throughout the Telkom organization and region. Ideas that are considered to have value for the organization are exposed regularly through innovation festivals and developed structurally through the Digital Amoeba innovation program.

CORPORATE SOCIAL RESPONSIBILITY (CSR)

208	Goods and Services Responsibility
210	Employment, Health, and Safety
213	Community Social Development
215	Environmental Responsibility

GOODS AND SERVICES RESPONSIBILITY

PRODUCT INFORMATION

Telkom constantly ensures customers to obtain accurate and current information product could be satisfied so the customer would not incur losses. Telkom provided product information in various ways such as in starter pack mobile packaging, website, promotion occasion and intensive marketing communication.

CONSUMER HEALTH AND SAFETY

Telkom has several activities to ensure costumers would not incur losses in health and safety such as Telkom Integrated Quality Assurance (TIQA) program, after-sales warranty, and customer service policy implementation. For customer service, Telkom policy emphasized on service delivery, service assurance and quality service measurement

CUSTOMER SATISFACTION

High customer satisfaction is one indicator of Telkom service quality. Customer satisfaction measurements are conducted annually through the Customer Satisfaction Index (CSI), Customer Dissatisfaction Index (CDI), and Customer Loyalty Index (CLI). The following table shows the results of the CSI, CDI and CLI surveys in the last three years.

Description	Year
	2018	2017	2016
Customer Satisfaction Index (CSI)*	87.71	86.56	85.26
Customer Loyalty Index (CLI)*	82.84	82.01	78.31
Customer Dissatisfaction Index (CDI)*	2.17	2.78	2.50
*IndiHome & Wifi.id customers

CUSTOMER COMPLAINTS

In response to customer complaints, Telkom provides different approaches for individual and corporate customers. For individual customers, the complaints may be submitted to the customer service center called Plasa Telkom.  In addition, individual customer complaints can also be submitted through complaint media:

•	Plasa Telkom
•	Call Center: 147
•	Social Media: @telkomcare (twitter), telkomcare (FB).
•	Apps: myIndiHome.
•	Complaint via web chat at www.indihome.co.id.

Specifically for the celular’s customers, Telkom provides “Caroline” call center, which is an abbreviation for customer care online. The contact numbers of Caroline are as follows:

•	133 for Kartu Halo.
•	188 (24 hours, paid) for simPATI and Kartu As.
•	0807-1811811 (PSTN local rate tariff) for national scale.

Moreover, the corporate customer complaints may be submitted through:

•	1500250 and e-mail tele-am@telkom.co.id and social media @Smart_Bisnis (Twitter) and Smartbisnis (Facebook) for SMB customers.
•	08001 Telkom or 08001035566 and e-mail: c4@telkom.co.id, and social media @TelkomSolution (Twitter) and TelkomSolutionID (Facebook) for corporate customers and Government Institutions.

In 2018, there was a percentage increase of direct settlement of complaints compared to that of the previous year. The following table shows the duration of customer complaint settlement for the past three years:

Customer's complaint	2018	2017	2016
	%	%	%
Internet
Directly solved	44.3	37.0	22.1
1-3 days	52.6	59.8	60.5
> 3 days	3.1	3.2	17.4
	100.0	100.0	100.0
Telephone
Directly solved	44.0	30.0	23.7
1-3 days	52.5	65.6	60.9
> 3 days	3.5	4.4	15.4
	100.0	100.0	100.0

EMPLOYMENT, HEALTH, AND SAFETY PRACTICES

GENDER EQUALITY AND EMPLOYMENT OPPORTUNITIES

Telkom has employment practices in accordance with international regulations and business ethics. Telkom high concern about gender equality and employment opportunities. In Telkom, every gender could hold the position at the various level according to their competency.

In 2018, Telkom recruited 349 men and 212 women. The number of male and female employees at the end of 2018 was 18,042 and 5,961 people. The proportion of male employees to women in Telkom was not due to discrimination. However, there was more men were compared to women who were interested in working in the telecommunications industry, especially for the types of outdoor work.

Telkom Employee Recruitment Based on Gender for 2016-2018

Description	2018		2017		2016
	Men	Women	Men	Women	Men	Women
Entry Level
a. Age Range 18-25 Years Old	244	141	232	147	200	202
b. Age Range 26-30 Years Old	105	71	21	13	20	24
	349	212	253	160	220	226
Total	561		413		446

Employees by Managerial and Gender Position per 31 December 2016-2018

Description	2018		2017		2016
	Men	Women	Men	Women	Men	Women
Band I	144	6	111	8	110	8
Band II	607	58	498	44	420	40
Band III	2,010	355	2,027	319	1,661	212
	2,761	419	2,636	371	2,191	260
Total	3,180		3,007		2,451

EDUCATION AND/OR TRAINING

Telkom is committed to providing the best education and training for the employee because improving employee competencies will impact on the performance. Telkom always strives for a quantitative improvement for employee education and training. In 2018, Telkom provided opportunities for education and training for 12,897 men and 2,385 women. It was lower than the previous year in general due to the change of learning method into self-led learning so Telkom provided knowledge repository for business requirement.

Description	2018		2017		2016
	Men	Women	Men	Women	Men	Women
Certification	1,140	193	850	321	308	118
Leadership Development Program	1,048	426	822	262	446	62
Regular Training	10,709	1,766	14,719	6,060	19,849	5,598
a. Operational	10,054	1,668	9,367	4,299	12,385	3,493
b. Management	655	98	5,352	1,761	7,464	2,105
	12,897	2,385	16,391	6,643	20,603	5,778
Total	15,282		23,034		26,381

EMPLOYEE TURNOVER RATE

Our employee turnover rate in 2018 reached 0.16% compared to 0.19% in 2017. Most of the employees who left the Company were on their own request.

Description	2018	2017	2016

Total number of Telkom Employees	12,765	13,956	14,933
Employee turnover rate	21	27	11
By own request/voluntary	15	15	11
Becoming a political party official	-	-	-
Becoming an SOE director/government official	4	4	-
Disciplinary misconduct	-	-	-
Marry another Telkom employee	2	8	-
Retired	-	-	-
Died	-	-	-
Turn Over percentage (%)	0.16%	0.19%	0.07%

REMUNERATION

In terms of remuneration, Telkom conform with provincial minimum wage regulations. Telkom set the lowest salary above the provincial minimum wage. The following table shows that the salary conditions apply to all Telkom employees at various levels.

Description	2018		2017		2016
	Men	Women	Men	Women	Men	Women
Senior Management	100%	100%	100%	100%	100%	100%
Middle Management	100%	100%	100%	100%	100%	100%
Supervisor	100%	100%	100%	100%	100%	100%
Other	100%	100%	100%	100%	100%	100%

FACILITY AND WORK SAFETY

In terms of workplace safety and health, Telkom has an internal policy on occupational safety in the Directors Decree No.37 of 2010 concerning the Establishment of a Company Safety and Security Management Policy dated October 26, 2010. Telkom also maintains a reputation for safe working hours and zero fatality in the last few years and implemented a workplace safety and health management system (SMK3). The socialization of the implementation of SMK3 was carried out online through Safety Care Online and the SAS Portal application was in accordance with Government Regulation No. 50 of 2012. The consistency of the SMK3 implementation was online through application in SAS Portal in accordance with Government Regulation No. 50 of 2012. In 2018, the SMK3 certification program was implemented in 19 Telkom office locations throughout Indonesia. This program has an impact on improving employees work safety readiness in accordance with applied regulations and policies.

RATE OF OCCUPATIONAL ACCIDENTS

Telkom has maintained zero accident for three years since 2016. This is a good achievement of various efforts to handle employee safety and health.

COMPLAINTS HANDLING MECHANISM OF LABOR ISSUES

Telkom understands the importance of manpower as one of the most crucial components in conducting business activities and achieving performance targets as effectively and efficiently as possible. Therefore, Telkom makes our best efforts to minimize the negative impacts of existing labor issues. Telkom’s efforts make is to provide a number of employee complaint mechanisms for the early detection and settlement of problems.

Complaints of labor issues may be submitted through:

•	HR helpdesk is a complaint mechanism through the web-in service, mail-in service HR_helpdesk@telkom.co.id, and phone-in service number 1500305.
•	HR Wiki is a search engine service used by the employees to obtain information about employment in Telkom.
•	Employee aspiration is an adaptation of the employee suggestion system (ESS) which may be utilized by the employees to convey their suggestions and aspirations.
•	Employee reference is a catalog of human capital or employment policy of Telkom available to the employees, including regulations and explanations.

Telkom accepted 348 employment complaints and solved 307 complaints or 95%. Most of the complaints are about remuneration, administration, service, and career management. Telkom did refinement such as:

•	Remuneration improvement by increasing housing allowance basic rate in 2018 followed by the adjustment for employee who took 5-year housing allowance option.
•	Administration service improvement by providing help to update employee and family data, healthcare facilities information and allowance for social security of employment and health program.
•

Career management improvement by providing Ingenium application that could be accessed online to choose their desired career path, talent management with compatible job function, and assessment in promotion and mutation.

COMMUNITY SOCIAL DEVELOPMENT

LOCAL WORKERS

Telkom noticed to the socio-economic impacts of the operating activities such as the absorption of local labor. It was done directly by the recruitment of Telkom and its subsidiaries, as well as indirectly by the recruitment of Telkom partner contractors.

ANTI-CORRUPTION MECHANISM AND PROCEDURAL POLICIY

Telkom has an internal policy related to Anti-Corruption through Directors Decree No.43 of 2008 concerning Anti-Fraud Policies in Telkom on December 2, 2008. Each employee is required to sign the Integrity Pact. Telkom also has anti-corruption portal called myintegrity.telkom.co.id. In order for employees to have good capacity to prevent corruption, Telkom holds anti-corruption training for employees. One of Telkom efforts in preventing corruption is the supplier selection process that needs to take several stages such as name registration through the application of supply management and logistic enhancement (SMILE), supplier selection, and determination of suppliers entitled to bid.

In addition, Telkom also complies with regulations that regulate the Obligations of State Administrators to report assets. The obligation refers to:

1.	Law No. 28 of 1999 concerning State Administrators that Are Clean and Free of Corruption, Collusion and Nepotism
2.	Law Number 30 of 2002 concerning the Corruption Eradication Commission
3.	Corruption Eradication Commission Regulation Number: 07 of 2016 concerning Procedures for Registration, Announcement and Examination of State Assets Assets

As an implementation of these regulations, Telkom requires all echelon I and II officials to report their assets according to applicable procedures.

EMPOWERMENT OF OUR COMMUNITIES

Telkom's CSR program includes the Partnership and Community Development Program (PKBL) and CSR-PR. In 2018, Telkom's CSR program, BUMN, was present for the country, taking the theme of Telkom Indonesia for Indonesia. The main programs are: Planet - Digital Environment, People - Digital Society, and Profit - Digital Economy.

In 2018, the costs incurred for the implementation of our social responsibility activities reached Rp425.66 billion. The biggest proportion of the costs was for partnership programs of Rp279.98 billion, followed by Rp105.88 billion for environmental development and Rp39.80 billion for CSR programs. The following funds are allocated for community empowerment:

Description	2018	2017	2016
	Rp (Billion)
Partnership & Community Development Program	385.86	389.58	442.89
Partnership Program	279.98	307.61	360.92
Community Development Program	105.88	81.97	81.97
CSR-PR	39.80	28.50	19.30
Total	425.66	418.08	462.19

UPGRADING OF SOCIAL FACILITIES AND INFRASTRUCTURE

Telkom held several activities such as rehabilitation of the education facilities, orphanage, sanitation and environment, maintenance of the public road, and facilities recovery in disaster affected area. Telkom conducted social facilities and infrastructure improvement in several Indonesia area throughout 2018 below.

•

Minister of SOE Rini M. Soemarno accompanied by East Nusa Tenggara Governor Frans Lebu Raya dan Telkom President Director Alex Janangkih Sinaga presented Telkom CSR such as clean water facilities for residents in Adonara, East Nusa Tenggara. In the activity series of BUMN Hadir untuk Negeri at NTT, Telkom gave help renovating St. Martinus Hinga Church, Nur Sa’adah Puhu Mosque and Jabal Nur Great Mosque in East Adonara District, as well as constructed artesian well in Wotan Ulu Mado District to overcome scarcity of freshwater, and built Broadband Learning Center facilities at MTs Nurul Iman, Kupang; and provided iChat application Weri States SLB, Larantuka.

•	Telkom provided Broadband Learning Centre and renovated Utsmaniyah Al-Musri Boarding School that had a fire in Garut, West Java.
•	Telkom HCM Director Herdy Harman simbolicly delivered help for Al Andalusia Orphanage, Jakarta.
•

Telkom Consumer Service Director Siti Choiriana delivered Telkom CSR for national border posts. Telkom and other BUMNs worked together to improve the quality of public and social facilities for the society in Oebela Village, Rote Barat Laut District, Rote Ndao District, East Nusa Tenggara.

•	Telkomsel President Director Ririek Adriansyah inaugurated public toilet and clean water facilities in Cilincing, North Jakarta.
•

Telkom Finance Director Harry M. Zen, as the advisor for the improvement and provision of school infrastructure for the BUMN Hadir untuk Negeri 2018, visited schools in the Marunda, Cilincing, North Jakarta to see the progress of school facilities and the BLC (Broadband Learning Center) room. On that occasion, he also gave volleyball and basketball to Al Rahmah and Al Aminiyah Elementary School.

•

Telkom President Director Alex Janangkih Sinaga presented 1000 simPATI simcard to IT Head Division of Central Sulawesi Police AKBP M. Haritsuddin, witnessed by Ministry of SOE Rini M. Soemarno and Telkomsel Network Director Bob Apriawan at Integrated Operation Center (IOC) Telkom Regional Office in Palu, Central Sulawesi. It was supposed to help the communication of police officer and volunteer in disaster area.

•

President Joko Widodo was accompanied by Minister of SOE Rini M. Soemarno, Telkom President Director Alex Janangkih Sinaga, PLN President Director Sofyan Basir, and West Java Governor Ridwan Kamil observed “Sambungan Listrik Gratis” (Free Electrical Connection) program in Cibatu, Garut, West Java. This program was part of BUMN Hadir untuk Negeri 2018 program when Telkom, PLN and other SOEs participated increasing electrification ratio and compliance of basic electricity needs for resident in south region West Java and Banten to enhance their productivity.

•	Director of WINS Abdus Somad Arief accompanied by Director of Consumer Siti Choiriana helped resident that affected by tsunami disaster in Banten, Jawa Barat.

ENVIRONMENTAL RESPONSIBILITY

RECYCLABLE AND ENVIRONMENT-FRIENDLY MATERIAL AND ENERGY USE

Telkom made various efforts to reduce the bad impact on the environment. Since 2010, Telkom has used inverter AC and LED lighting. Telkom data center also uses cooling system management, making it more energy efficient. To save energy use of the office building, Telkom uses reflective glass with  a thickness of 6 mm, thereby reducing the incoming heat. From the various initiatives, Telkom succeeded in saving electricity consumption as reflected in the following table.

Electricity Consumption	2018	2017	2016
	Kwh
Fixed Network (STO)	327,744,883	338,902,852	345,016,112
Operational (Building)	71,226,285	69,556,971	70,412,205
Total	398,971,168	408,459,823	415,428,317

Telkom provides vehicles Employee Shuttle Bus (EMSHUB) which contribute decreasing in the level of congestion in the city of Jakarta. The presence of EMSHUB is supported by Satellite Office facilities in Bogor, Tangerang, and Bekasi that allow employees to continue working while in high traffic. EMSHUB also have a meeting room and collaboration room equipped with video conference and high-speed internet so that it could work mobile comfortably and productive. In addition, Telkom also provides operational vehicles that can be used by employees alternately, by ordering through the online application Trends Online.

Regarding the use of environment-friendly energy, Telkom utilizes solar panels to generate electricity in electricity scarcity areas where electricity supply which difficult for BTS resource, so it can save fuel oil.

WASTE TREATMENT SYSTEM

In the case of waste management, Telkom submits both the solid waste of hazardous and toxic materials or B3 waste, and non-B3 waste, to the Government official mechanism through the local Sanitary Agency.

ENVIRONMENTAL COMPLAINT HANDLING MECHANISMS

Telkom business characteristics in the telecommunication and digital industry cause relatively low impacts on the environment. Therefore, there was no complaint from the citizens or other stakeholders about environmental issues so far. Should there be any violation of environmental regulations, Telkom welcome any complaints to the mechanism of Whistle Blowing System (WBS) or complaints may be submitted directly to the Corporate Secretary.

ENVIRONMENTAL AWARD

In line with concern for the environment, Telkom received the Subroto 2018 Award in the category of Energy Management in Industry and Building from Ministry of Energy and Mineral Resources (ESDM).

PARTNERSHIP AND COMMUNITY DEVELOPMENT PROGRAM (PKBL)

217	Partnership and Community Development Program (PKBL) Report

PARTNERSHIP AND COMMUNITY DEVELOPMENT PROGRAM (PKBL) REPORT

For Telkom, the Partnership and Community Development Program is an effort to manage the impact of operational policies and activities on society and the natural environment. The Partnership Program is the government's mandate to distributed loan funds to Micro and Small Busiiness (MSB) and increases the capacity of Foster Partners, while the Community Development Program is a social empowerment program consisting of seven objects of assistance, namely:

1.	Natural disaster victims donation
2.	Education donation
3.	Healthcare improvement donation
4.	Improvement for infrastructure and/or public facility donation
5.	Places of worship donation
6.	Nature conservation donation
7.	Civil sociaety in order for poverty alleviation donation

LEGAL BASIS AND GENERAL POLICY

The legal basis for the implementation of PKBL activities has been regulated through Law No. 19 of June 19, 2003 regarding SOE, as well as a series of Regulation of Minister of SOE which has undergone several changes. The last change is Regulation of Minister of SOE No.PER-02/MBU/7/2017 dated July 5, 2017 regarding the Second Amendment to Regulation of Minister of SOE No.PER-09/MBU/07/2015 regarding the Partnership Program and the Agency for Community Development Programs of SOE. Another legal basis is Letter of Minister of SOE No.S 513/MBU/08/2016 dated August 30, 2016 regarding the Submission of Aspirations of Shareholders/Capital Owners for Preparation of Company Work Plans and Budgets for 2017.

To carry out this obligation, the company has formulated policy and operational guidelines, namely Regulation of Directors PR.202.60/r.00/HK200/COP-A2000000/2017 dated August 8, 2017, regarding the Community Development Center Organization.

SUCCESS PARAMETER

CSR (PKBL) Index

In 2018, the Company conducted a measurement of CSR (PKBL) Index with the achievement of 72.14%. The achievement shows that the Company’s CSR activities brought an impact at the rate of 72.14% on customer satisfaction and corporate reputation.

Net Promoter Score – NPS

In measuring the success of social responsibility, especially for customers, Telkom measures the Net Promoter Score (NPS) which indicates the motivation of the community to advocate or promote Telkom products and services. The results of the NPS measurement in 2018 show a positive value from the point of view of the community in recommending the use of Telkom products.

NPS Measurement Results in 2017-2018

Criteria	2018	2017

Promoters	46.75%	42.88%
Passive	40.50%	35.32%
Detractor	12.75%	21.80%

The Effectiveness of Partnership Program Fund Disbursement

In 2018, Telkom targets the effectiveness of distributing the Partnership Program funds by 80% of available funds. The realization of the distribution of the Partnership Program funds reached 95.27% and a score of 3.

Effectiveness of Program Fund Disbursement in 2016-2018

Partnership Program	2018	2017	2016
Total Funds Disbursed (Rp billion)	279.98	307.61	360.92
Total Funds Allocated (Rp billion)	293.87	328.21	366.54
Fund Disbursement Effectiveness Rate (%)	95.27	93.72	98.47
Fund Disbursement Effectiveness Score	3	3	3

The Collectability of Partnership Program Funds

Telkom sets a target for 2018 collectability of 80%. Realization in 2018 recorded collectability of 88.85% with the achievement of a score of 3.

Collectability Rate of Partnership Program Funds in 2016-2018

Collectibility	2018	2017	2016
Collectability Rate (%)	88.85	85.17	88.54
Score	3	3	3

The Effectiveness of Community Development Program Fund Disbursement

In setting the target for 2018, Telkom is expected to be able to distribute as 80% of Community Development funds from the allocation of funds of Rp105 billion. The fund realization of the Community Development Program is Rp105.88 billion or 100.84% of the fund allocation in 2018.

Effectiveness of Community Development Program Fund Disbursement in 2016-2018

Community Development Program	2018	2017	2016
Total Funds Disbursed (Rp billion)	105.88	81.97	81.97
Total Funds Allocated (Rp billion)	105.00	82.00	82.00
Fund Disbursement Effectiveness Rate (%)	100.84	99.97	99.97

PKBL BUDGET ALLOCATION

In accordance with the regulations of Minister of SOE, the Partnership Program budget allocation sources from profit provision, while the Community Development Program sources from the Telkom budget. In 2018, the PKBL budget increase from Rp404.00 billion in 2017 to Rp405.00 billion in 2018.

Budget Allocation of Partnership Program and Community Development in 2017-2018

No	Type of Program	2018	2017	Change
		Rp (billion)%
1	Partnership Program	300.00	322.00	(6.83)
2	Community Development Program	105.00	82.00	28.05
	Total	405.00	404.00	(1.27)

PKBL REALIZATION

PKBL Program in 2018 consists of The Partnership Program and The Community Development Program.

Partnership Program

The Partnership Program is a community economic empowerment program to increase income through micro and small scale business activities carried out by providing loan funds with a low administration fee. By focusing on digitizing the management of partnership programs, digital training for fostered partners and including fostered partners at national and international scale exhibitions.

For 2018, the Partnership Program funds that have been distributed by Telkom are Rp279.98 billion to 7,498 Foster Partners consisting of industry, trading, agriculture, farming, plantation, fishery, service, and other sectors. The following are data on the realization of the number of Foster Partners and fund disbursements per business sector from 2016 to 2018.

No	Business Sector	Number of Foster Partners			Total Disbursements
					(Rp billion)
		2018	2017	2016	2018	2017	2016
1	Industry	1,699	1,683	1,784	53.86	53.92	60.92
2	Trading	4,028	4,592	6,371	134.39	144.56	203.48
3	Agriculture	125	120	200	4.17	4.37	7.18
4	Farming	216	237	351	8.20	8.56	13.29
5	Plantation	80	121	201	2.71	3.46	5.40
6	Fishery	146	199	276	4.78	6.48	7.97
7	Service	1,184	1,404	1,751	43.06	47.80	61.52
8	Others	20	11	22	0.77	0.43	1.16
	Sub Total	7,498	8,367	10,956	251.99	269.58	360.92
	Fostering Partnership Fund				27.99	38.03	0
	Total				279.98	307.61	360.92
	CAGR (%)	(10.40)	(23.63)	(8.56)	(18.98)	(14.77)	4.02

The number of recipients of the Partnership Program funds in 2018 decreased by 10.4% compared to 2017, while the amount of funds distributed in 2018 has a decrease of 8.98%. This is because there is no additional agreement on budget allocations from the Ministry of BUMN.

Foster Partners Capacity Building

In 2018, Telkom increased the capacity of fostered partners with three main activities, namely digitizing the management of partnership programs, digital training for fostered partners and involving fostered partners at national and international scale exhibitions.

Partnership Program Management Digitalization

Telkom has used digital technology to manage Partnership Program fostered partners' data by implementing PKBL Management Information System (SIM) since 2007. Then, in 2016 Telkom implemented a Partnership Program fund loan submission service through the SmartBisnis web, installment payments through a bank virtual account, Mandiri Bank and BNI Bank.

In 2017, the installment payment through virtual accounts was expanded in collaboration with its subsidiary, PT Finnet Indonesia as a non-bank payment point aggregator, as well as PT Pos Indonesia, PT Pegadaian, Alfamart, and Indomaret, in order to facilitate the Foster Partners in making installment payments. Furthermore, Telkom also innovates on Smart Survey and SMS Reminder in 2018

Micro and Small Enterprises (MSE) Digitalization Training

Since 2015, Telkom has provided training and digital seminars to Foster Partners to promote and market their products by utilizing the facilities of the BLANJA.com website. In 2018, these training were given to 1,038 MSB.

National and International Exhibitions

Telkom consistently encourages Foster Partners to take part in national and international exhibitions. This is also one of Telkom's strategies to increase the capacity of the Foster Partners. In 2018, The exhibition that followed, among others Telkom Craft Indonesia, was a part of Rumah Kreatif BUMN. This exhibition was participated by 400 Leading Foster Partners and it was Telkom's improvement to improve the capacity of Foster Partners. Furthermore, the other exhibitions were Adiwastra Exhibition, Kriyanusa Exhibition, and international scale exhibition namely Indonesia Creative Product Festival (ICPF) in Malaysia. The exhibitions were participated by 5 leading fostered partners. The other activities were followed such as Exhibition Trade Expo Indonesia (TEI), Indonesia Pavillion at the World Bank Event in Bali, and the MSB exhibition event organized by the Local Government.

Community Development Program

The Community Development Program includes seven Donation Type, such as natural disaster victims donation, education donation, healthcare improvement donation, improvement for infrastructure and/or public facility donation, places of worship donation, nature conservation donation, and civil society in order for poverty alleviation donation. The donation is part of the BUMN Hadir Untuk Negeri Program.

In 2018, the actual distribution of funds for the Community Development Program amounted to Rp105.88 billion or 100.84% of fund disbursement commitment of Rp105.00  billion. The following table shows the distribution of funds for the Community Development Program per donation type from 2016 until 2018.

No	Donation Type	Total Donation Objects			Total Disbursements
					(Rp billion)
		2018	2017	2016	2018	2017	2016
1	Natural disaster victims donation	44	20	20	4.69	0.69	0.94
2	Education donation	346	392	492	31.50	25.08	35.68
3	Healthcare improvement donation	125	113	154	6.16	4.78	10.42
4	Improvement for infrastructure and/or public facility donation	328	311	221	22.47	11.85	13.37
5	Places of worship donation	408	395	382	15.93	10.21	10.62
6	Nature conservation donation	13	18	30	0.29	1.10	0.91
7	Civil society in order for poverty alleviation donation	101	86	22	24.84	28.26	1.64
8	Capacity improvement donation to foster partners	—	—	115	—	—	8.39
	Total	1,365	1,335	1,436	105.88	81.97	81.97
	CAGR (%)	0.70	(7.03)	64.11	29.17	0	13.20

Natural Disaster Victims Donation

In 2018, Telkom provides disaster assistance such as donation for of earthquake natural disasters in Lombok and Palu and tsunami in Banten.

Education Donation

As a form of commitment to the nation's children, Telkom is active in improving the quality of education, particularly related to the development of Indonesian digital technology competencies, which are packaged in the Indonesia Digital Learning program, including providing Digital Library (PaDi) and My Teacher My Hero Programs. As of 2018, Telkom has provided as many as 5,843 PaDi, holding digital training for teachers in the My Teacher My Hero Program as many as 1,027 teachers.

In addition, Telkom also maintains local wisdom and national cultural values towards the young generation through the Telkom Cultural Care program held in Jakarta.

Healthcare Improvement Donation

Public health is Telkom's concern in 2018, including through the Disability Care program that has been ongoing since 2016. The implementation of the Disability Care program in 2018 is The Gantari Award Program which collaboration with Kick Andy Foundation, donated to people with disabilities consist of 1,000 artificial eyes, 188 artificial legs, and hearing aids.

Improvement for Infrastructure and/or Public Facility Donation

The goal of implementing this program is to improve services to the community in facilities and infrastructure. This program is expected to be able to increase community accessibility in activities, facilitating activities that can be carried out with build 28 suspension bridges in difficult access areas, making drill wells in Wotan Ulu Mado District, Cash for Work Program in the form of road casting in Gunung Kidul Regency.

Places of Worship Donation

Telkom improves the quality of public services to the community, especially in terms of increasing public access to utilize public facilities and infrastructure. The activities carried out throughout 2018 were construction, renovation, assistance with facilities for houses of worship including the construction of the mosque, church and other places of worship.

Nature Conservation Donation

The donation program for Nature Conservation is part of the Telkom’s commitment to the environment. The Nature Conservation Program includes mangrove cultivation in Banten and Rhino Conservation in Lampung and West Kalimantan.

Poverty Alleviation Donation

Through Civil Society in Order for Poverty Alleviation Donation, Telkom hopes to improve the lives of pauper society both in urban and rural areas. The Civil Society in Order for Poverty Alleviation Donation provided in 2018 included retirement and community home renovation that reach 164 beneficiaries and installation of electricity for poor people in Bantarjati Bogor, West Java.

Employee Volunteer Program (EVP)

The Employee Volunteer Program (EVP) is part of the main program Work-Life Integration which serves as a forum to facilitate social activities initiated by Insan TelkomGroup (Telkomers) in the scope of individuals, business units, and employee communities within the TelkomGroup. In 2018, as many as 3,887 Telkom employees have participated in EVP.

APPENDICES

224	Appendix 1	:	Board of Commisioners’ Agenda and Attendance at Internal Meetings
227	Appendix 2	:	Board of Commisioners’ Agenda and Attendance at Joint Meeting
228	Appendix 3	:	Board of Directors’ Agenda and Attendance at Joint Meeting
229	Appendix 4	:	Board of Directors’ Agenda and Attendance at Internal Meetings
234	Appendix 5	:	Glossary
240	Appendix 6	:	List of Abbreviations
244	Appendix 7	:	Circular Letter to Financial Services Authority No.30/SEOJK.04/2016 Cross Reference

APPENDIX 1:

BOARD OF COMMISIONERS’ AGENDA AND ATTENDANCE AT INTERNAL MEETINGS

No.	Date	Agenda		Commissioners’ Attendance
				HS	RF	EHA (1)	IR (1)	MGD	CA	PJW	HD (2)	DOFP (3)
1.	January 24, 2018	Proper Test and Feasibility of Prospective Candidates for the Main Director of a Subsidiary		√	√	N/A	N/A	√	√	√	-	-
2.	February 3, 2018	1.	Discussion of Candidate Submissions to Series A Dwiwarna Shareholders	√	√	N/A	N/A	√	√	√	√	-
		2.	Strategic Update Project
3.	February 7, 2018	1.	Strategic Project Discussion	√	√	N/A	N/A	√	√	√	-	-
		2.	Strategic Final Project Agreement Discussion
4.	February 21, 2018	1.	BPJS Ketenagakerjaan for Board of Commissioners	√	√	N/A	N/A	√	√	√	-	-
		2.	Extention for Mr. S. Mietra Sardi (Komite Audit Member)
		3.	PT Telkomsel Business Development
5.	March 13, 2018	1.	Strategic Fit Agrement Discussion	√	√	N/A	N/A	√	√	√	-	-
		2.	Extention for Ms. Sri Hartati Rahayu (KEMPR’s meeting)
		3.	Miscellaneous
6.	March 26, 2018	1.	Article of Association PT Telkom Indonesia, Tbk Amendnt	√	√	N/A	N/A	√	√	√	√	-
		2.	Proposed KBM Facilities for Directors
7.	April 11, 2018	1.	Article of Association PT Telkom Indonesia, Tbk Amendement	√	√	N/A	N/A	√	√	√	-	-
		2.	Proposals for Prospective Telkom’s Directors
8.	April 18, 2018	1.	Proposals for Prospective Telkom’s Directors	√	√	N/A	N/A	√	√	√	-	-
		2.	Proposal for Management Remuneration 2018 (by Hay Group Consultant)
		3.	Determination of the Chairperson of the 2018 GMS
9.	April 24, 2018	1.	Acting Proposal Director of the Consumer Service	√	√	N/A	N/A	√	√	√	-	√
		2.	Update on Proposal to Telkom's Articles of Association Amendment
10.	May 2, 2018	1.	Proposed Amendment to the Committee Membership Arrangement	√	√	√	√	√	√	√	N/A	-
		2.	Remuneration proposal
11.	May 7, 2018	1.	Strategic Project Submission	√	-	√	√	√	√	√	N/A	-
		2.	Discussion of the Threshold Proposal on Article 12 Paragraph 7 of Telkom's Articles of Association
12.	May 30, 2018	1.	Vehicle Facilities Board of Directors	√	√	-	√	√	√	√	N/A	-
		2.	Proposed Addition of Secretariat Staff and KEMPR Members

No.	Date	Agenda		Commissioners’ Attendance
				HS	RF	EHA (1)	IR (1)	MGD	CA	PJW	HD (2)	DOFP (3)
13.	June 8, 2018	1.	Strategic Strategic Fit Project Discussion	√	√	√	√	√	√	√	N/A	-
		2.	Discussion of Capex Phase 2 Release Agreement
		3.	Submission of Draft Board Manual
		4.	Others: Commissioner Telkomsel
14.	July 3, 2018	1.	Strategic Fit Approval and Final Approval of Telkom's Equity Participation to Telkomsat	√	√	-	√	√	√	√	N/A	-
		2.	Strategic Fit Changes in Equity Injection Allocation for Subsidiaries
		3.	Capex Phase 2 Release Agreement and Additional Capex Discussion
		4.	Remuneration
15.	July 16, 2018	1.	Submission of Local Capital Market Instrument	√	√	-	√	√	√	√	N/A	-
		2.	Discussion of the Initial CSS Draft 2019-2023
		3.	Remuneration
		4.	Others: Resignation of Mr. Dolfie OFP from Independent Commissioner
16.	July 30, 2018	Discussion of the CSS Final Draft 2019-2023		√	√	-	√	√	√	√	N/A	-
17.	August 10, 2018	Agreement on Principles for Issuance of MTN		√	-	-	√	√	√	√	N/A	-
18.	August 27, 2018	Validation of CSS 2019-2023		√	-	-	√	√	√	√	N/A	-
19.	September 6, 2018	Follow up on Amendments to Articles of Association of TelkomGroup Subsidiary		√	√	√	√	√	√	√	N/A	-
20.	October 4, 2018	Application for Strategic Fit Project Strategic Approval		√	√	√	√	√	√	√	N/A	-
21.	October 16, 2018	1.	Application for Strategic Fit Project Strategic Approval	√	√	√	√	√	√	√	N/A	N/A
		2.	Remuneration
22.	November 1, 2018		Request for Final Approval of Strategic Projects	√	√	-	√	√	√	√	N/A	N/A
23.	November 9, 2018	1.	Application for Strategic Fit Project Strategic Approval	√	-	-	√	√	√	√	N/A	N/A
		2.	Vehicle Facilities Board of Directors
24.	November 15, 2018	1.	Request for Final Approval of Strategic Projects	√	√	-	√	√	√	√	N/A	N/A
		2.	Approval of Proposal for Write-Off of Uncollectible Receivables in 2018
		3.	Discussion on the Preliminary Draft of the Proposed RKAP in 2019
25.	November 19, 2018	1.	Strategic Discussion of Fit Release of Subsidiary's shares	√	-	-	√	√	√	√	N/A	N/A
		2.	Discussion of Initial Draft Proposal for 2019 RKAP
26.	November 29, 2018		Strategic Strategic Fit Project Final Approval	√	√	√	√	√	√	√	N/A	N/A
27.	December 5, 2018	1.	Request for Approval of the 2019 RKAP Proposal	√	√	-	√	√	√	√	N/A	N/A
		2.	Request for Strategic Approval Fit for the majority of the Company's Subsidiary Sales

No.	Date	Agenda		Commissioners’ Attendance
				HS	RF	EHA (1)	IR (1)	MGD	CA	PJW	HD (2)	DOFP (3)
28.	December 20, 2018	1.	Request for Approval of Capital Participation of TelkomGroup Subsidiary	√	√	-	-	√	√	√	N/A	N/A
		2.	Miscellaneous
Total Attendances				28	23	17	8	28	28	28	2	1
Total Meetings				28	28	19	19	28	28	28	9	19
Board of Commissioners’Attendance Level (%)				100	82	89	42	100	100	100	22	5

Remarks: HS (Hendri Saparini), RF (Rinaldi Firmansyah), EHA (Edwin Hidayat Abdullah), IR (Isa Rachmatarwata), MGD (Margiyono Darsasumarja), CA (Cahyana Ahmadjayadi, PJW (Pamiyati Pamela Johanna Waluyo), HD (Hadiyanto), and DOFP (Dolfie Othniel Fredric Palit).

(1)	Since the AGMS on April 27, 2018
(2)	Until AGMS on April 27, 2018
(3)	Until AGMS on September 28, 2018

APPENDIX 2:

BOARD OF COMMISIONERS’ AGENDA AND ATTENDANCE AT JOINT MEETINGS

No.	Date	Agenda		Commissioners’ Attendance
				HS	RF	EHA (1)	IR (1)	MGD	CA	PJW	HD (2)	DOFP (3)
1.	January 30, 2018	Company Performance in December 2017		√	√	N/A	N/A	√	√	√	-	-
2.	February 21, 2018	Company Performance in January 2018		√	√	N/A	N/A	√	√	√	-	-
3.	March 21, 2018	1.	Company's performance in February 2018	√	√	N/A	N/A	√	√	√	-	-
		2.	2017 Annual Integrated Audit Completion Report
		3.	Report on GMS Preparation for 2018
4.	April 25, 2018	1.	Company Performance Month March 2018	√	√	N/A	N/A	√	√	√	-	-
		2.	2017 Key Performance Indicator (KPI)
		3.	Others: AGMS Agenda
5.	May 30, 2018	Company Performance Month April 2018		√	√	-	√	√	√	√	N/A	-
6.	June 28, 2018	1.	Company Performance Month May 2018	√	√	√	√	√	√	√	N/A	-
		2.	Explanation of the Additional Capital to TelkomGroup Subsidiary
7.	July 30, 2018	1.	Company Performance Month June 2018	√	√	-	√	√	√	√	N/A	-
		2.	Submission of Final CSS Draft 2019-2023
8.	August 23, 2018	Company Performance Month July 2018		√	-	√	√	√	√	√	N/A	-
9.	September 25, 2018	Company Performance Month August 2018		√	√	√	-	√	√	√	N/A	-
10.	October 25, 2018	Company Performance Month September 2018		√	√	-	√	√	√	√	N/A	N/A
11.	November 21, 2018	1.	Company Performance Month October 2018	√	√	-	-	√	√	√	N/A	N/A
		2.	Annual RKAP proposal 2019
12.	December 7, 2018	Company Performance Month October 2018		√	√	-	√	√	√	√	N/A	N/A
13.	December 20, 2018	Annual RKAP proposal 2019		√	√	√	-	√	√	√	N/A	N/A
Total Attendances				13	12	4	6	13	13	13	0	0
Total Meetings				13	13	9	9	13	13	13	4	9
Board of Commissioners’ Level Attendances (%)				100	92	44	69	100	100	100	0	0

Remarks: HS (Hendri Saparini), RF (Rinaldi Firmansyah), EHA (Edwin Hidayat Abdullah), IR (Isa Rachmatarwata), MGD (Margiyono Darsasumarja), CA (Cahyana Ahmadjayadi, PJW (Pamiyati Pamela Johanna Waluyo), HD (Hadiyanto), dan DOFP (Dolfie Othniel Fredric Palit).

(1)	Since the AGMS on April 27, 2018
(2)	Until AGMS on April 27, 2018
(3)	Until AGMS on September 28, 2018

APPENDIX 3:

BOARD OF DIRECTORS’ AGENDA AND ATTENDANCE AT JOINT MEETINGS

No.	Date	Agenda		Directors’ Attendance
				Dirut	KEU	DSP	EBIS	WINS	HCM	NITS	CONS
				AJS	HMZ	DB	DR	ASA	HRH	ZA	SC(1)	MK(2)
1.	January 30, 2018	Company Performance in December 2017		√	√	√	√	√	√	√	N/A	√
2.	February 21, 2018	Company Performance in January 2018		√	√	√	√	√	√	√	N/A	√
3.	March 21, 2018	1.	Company's performance in February 2018	√	√	√	√	√	√	√	N/A	√
		2.	2017 Annual Integrated Audit Completion Report
		3.	Report on GMS Preparation for 2018
4.	April 25, 2018	1.	Company Performance Month March 2018	√	√	√	√	√	√	√	√**
		2.	2017 Key Performance Indicator (KPI)
		3.	Others: AGMS Agenda
5.	May 30, 2018	Company Performance Month April 2018		√	√	√	√	-	-	√	√	N/A
6.	June 28, 2018	1.	Company Performance Month May 2018	√	√	√	√	√	-	√	√	N/A
		2.	Explanation of the Additional Capital to TelkomGroup Subsidiary
7.	July 30, 2018	1.	Company Performance Month June 2018	√	√	√	√	√	√	-	√	N/A
		2.	Submission of Final CSS Draft 2019-2023
8.	August 23, 2018	Company Performance Month July 2018		√	√	√	√	√	√	√	√	N/A
9.	September 25, 2018	Company Performance Month August 2018		√	√	√	√	√	√	√	√	N/A
10.	October 25, 2018	Company Performance Month September 2018		-	√	√	√	√	√	√	√	N/A
11.	November 21, 2018	1.	Company Performance Month October 2018	√	√	√	√	√	-	√	√	N/A
		2.	Annual RKAP proposal 2019
12.	December 7, 2018	Company Performance Month October 2018		√	√	√	√	√	√	√	√	N/A
13.	December 20, 2018	Annual RKAP proposal 2019		√	√	√	-	√	√	√	-	N/A
Total Attendances				12	13	13	12	12	10	12	8	3
Total Meetings				13	13	13	13	13	13	13	9	3
Board of Directors’Attendance Level (%)				92	100	100	92	92	77	92	89	100

Remarks: PD (President Director), KEU (Finance), DSP (Digital & Strategic Portfolio),  EBIS (Enterprise & Business Service),  WINS (Wholesale and International Service), HCM (Human Capital Management), NITS (Network, IT, & Solution), dan CONS (Consumer Service).

AJS (Alex Janangkih Sinaga), HMZ (Harry Mozarta Zen), DB (David Bangun), DR (Dian Rachmawan), ASA (Abdus Somad Arief), HRH (Herdy Rosadi Harman), ZA (Zulhelfi Abidin), SC (Siti Choiriana), dan MK (Mas'ud Khamid).

**	The position of Director of Consumer Service was temporarily held by the Director of WINS (ASA)
(1)	Up to April 20, 2018
(2)	Since AGMS on April 27, 2018

APPENDIX 4:

BOARD OF DIRECTORS’ AGENDA AND ATTENDANCE AT INTERNAL MEETINGS

No.	Date	Agenda		Kehadiran Direksi
				Dirut	KEU	DSP	EBIS	WINS	HCM	NITS	CONS
				AJS	HMZ	DB	DR	ASA	HRH	ZA	SC(1)	MK(2)
1.	January 3, 2018	Operational & Revenue MtD December 2017 Performance Report		-	-	-	-	√	√	√	N/A	√
2.	January 9, 2018	1.	Operational & Revenue YtD December 2017 Performance Report	√	√	√	√	√	√	√	N/A	√
		2.	NARU 2017/2018 Implementation Report
		3.	Telkom Click 2018 Preparation Report
		4.	Limited Agenda Report
3.	January 16, 2018	1.	Operational & Revenue MtD January 2018 Performance Report	√	√	√	√	√	√	√	N/A	√
		2.	Limited Agenda Report
4.	January 22, 2018	Limited Agenda Report		√	√	√	√	-	√	-	N/A	√
5.	January 23, 2018	1.	Operational & Revenue MtD January 2018 Performance Report	-	√	√	√	-	-	-	N/A	√
		2.	Limited Agenda Report
6.	January 30, 2018	1.	Operational & Revenue MtD January 2018 Performance Report	√	√	√	√	√	√	√	N/A	√
		2.	FU HCM Report
		3.	Limited Agenda Report
7.	February 6, 2018	1.	Operational & Revenue MtD January 2018 Performance Report	√	√	√	√	-	√	√	N/A	-
		2.	Limited Agenda Report
8	February 9, 2018	Limited Agenda Report		√	√	√	√	-	√	√	N/A	-
9.	February 13, 2018	1.	Operational & Revenue MtD February 2018 Performance Report	√	√	√	√	√	√	√	N/A	√
		2.	SMPCS Handling Disorders Progress Report
		3.	Limited Agenda Report
10.	February 16, 2018	Limited Agenda Report		√	√	√	√	√	√	√	N/A	√
11.	February 20, 2018	1.	Operational & Revenue MtD February 2018 Performance Report	√	√	√	√	√	√	√	N/A	√
		2.	2018 Customer Experience Report
		3.	Limited Agenda Report
12.	February 27, 2018	1.	Operational & Revenue MtD February 2018 Performance Report	√	√	-	-	√	√	√	N/A	√
		2.	FU HCM Report
		3.	Limited Agenda Report
13.	March 6, 2018	1.	Operational & Revenue YtD February 2018 Performance Report	-	√	√	√	√	-	√	N/A	√
		2.	Limited Agenda Report
14.	March 13, 2018	Limited Agenda Report		√	√	√	√	√	√	√	N/A	√
15.	March 15, 2018	1.	Operational & Revenue MtD March 2018 Performance Report	√	√	√	√	√	√	√	N/A	√
		2.	TelkomCraft Indonesia Preparation Report
		3.	Limited Agenda Report
16.	March 20, 2018	1.	Operational & Revenue MtD March 2018 Performance Report	√	√	√	√	√	√	√	N/A	√
		2.	Limited Agenda Report

No.	Date	Agenda		Kehadiran Direksi
				Dirut	KEU	DSP	EBIS	WINS	HCM	NITS	CONS
				AJS	HMZ	DB	DR	ASA	HRH	ZA	SC (1)	MK (2)
17.	March 27, 2018	1.	Operational & Revenue MtD March 2018 Performance Report	√	√	√	√	√	√	-	N/A	√
		2.	Limited Agenda Report
18.	April 3, 2018	1.	Operational & Revenue MtD March 2018 Performance Report	√	√	√	-	√	-	√	N/A	√
		2.	Limited Agenda Report
19.	April 10, 2018	1.	Operational & Revenue YtD March 2018 & MtD April 2018 Performance Report	√	√	-	√	√	√	√	N/A	√
		2.	Limited Agenda Report
20.	April 17, 2018	1.	Operational & Revenue MtD April 2018 Performance Report	√	√	√	√	√	√	√	N/A	√
		2.	FU HCM Report
		3.	Updated RAPIM TelkomGroup I in 2018 Implementation Plan
		4.	Limited Agenda Report
21.	April 20, 2018	Limited Agenda Report		√	√	√	√	√	√	√	N/A	-
22.	April 24, 2018	1.	Operational & Revenue MtD April 2018 Performance Report	√	√	√	√	-	√	√	N/A	N/A
		2.	Limited Agenda Report
23.	May 2, 2018	1.	Operational & Revenue MtD April 2018 Performance Report	√	√	√	√	√	√	√	√	N/A
		2.	Launching Indonesia Digital Learning Preparation Update
		3.	RAPIM TelkomGroup I 2018 Theme Update
		4.	Limited Agenda Report
24.	May 15, 2018	1.	Operational & Revenue YtD April 2018 & MtD Mei 2018 Performance Report	√	√	√	√	√	√	√	√	N/A
		2.	TelkomGroup Siaga RaFi 2018 & HUT Telkom – 53 Rundown Event Update
		3.	Limited Agenda Report
25.	May 22, 2018	1.	Operational & Revenue MtD May 2018 Performance Report	√	√	√	√	√	√	√	√	N/A
		2.	Limited Agenda Report
26.	May 30, 2018	1.	Operational & Revenue MtD May 2018 Performance Report	√	√	√	√	-	√	√	√	N/A
		2.	Limited Agenda Report
27.	June 5, 2018	1.	Operational & Revenue YtD May 2018 Performance Report	√	√	√	√	√	√	√	√	N/A
		2.	Mudik Bareng BUMN, Halal Bi Halal TelkomGroup, HUT Telkom ke-53 Update
		3.	Limited Agenda Report
28.	June 26, 2018	1.	Operational & Revenue MtD June 2018 Performance Report	-	√	√	√	√	√	√	√	N/A
		2.	Halal Bi Halal TelkomGroup 2018 Event Update
		3.	Limited Agenda Report
29.	July 3, 2018	1.	Operational & Revenue MtD June 2018 Performance Report	√	√	√	√	√	-	√	√	N/A
		2.	HUT Telkom ke-53 Rundown Event Update and Merah Putih Satellite Launching
		3.	FU HCM Report
		4.	Limited Agenda Report

No.	Date	Agenda		Kehadiran Direksi
				Dirut	KEU	DSP	EBIS	WINS	HCM	NITS	CONS
				AJS	HMZ	DB	DR	ASA	HRH	ZA	SC (1)	MK (2)
30.	July 10, 2018	1.	Operational & Revenue YtD June & MtD July 2018 Performance Report	√	√	√	√	√	-	√	√	N/A
		2.	RAPIM TelkomGroup II 2018 Scenario Update
		3.	Portfolio Evaluation Q1Y18 Update
		4.	Limited Agenda Report
31.	July 17, 2018	Limited Agenda Report		√	√	√	√	√	√	√	√	N/A
32.	July 18, 2018	Launch Preparation of Merah Putih Satellite Program Update		√	√	√	√	√	√	√	√	N/A
33.	July 24, 2018	1.	Operational & Revenue MtD July 2018 Performance Report	√	√	-	-	√	√	-	√	N/A
		2.	BUMN Hadir Untuk Negeri Program Update
		3.	Experience Center Progress Update
		4.	Project Telkom Update for SOE Investment Forum
		5.	Limited Agenda Report
34.	July 31, 2018	1.	Operational & Revenue MtD July 2018 Performance Report	√	√	√	√	√	√	-	√	N/A
		2.	Digital Grapari TelkomGroup GMP Building Update
		3.	Experience Center Progress Report
		4.	Limited Agenda Report
35.	August 7, 2018	1.	Update Live Streaming Events Launch of Telkom Merah Putih Satellite	-	√	√	√	-	√	-	√	N/A
		2.	Operational & Revenue YtD July 2018 Performance Report
		3.	Limited Agenda Report
36.	August 14, 2018	1.	Operational & Revenue YtD July & MtD August 2018 Performance Report	√	√	√	√	√	√	√	-	N/A
		2.	BUMN Hadir Untuk Negeri Progress Report and ASIAN Games 2018 Implementation Readiness
		3.	Telkom Digital Experience Progress Update
		4.	Operational & Revenue MtD August 2018 Performance Report
37.	August 21, 2018	1.	FU HCM Report	√	√	√	√	√	√	√	√	N/A
		2.	Limited Agenda Report
		3.	Operational & Revenue MtD July 2018 Performance Report
38.	August 23, 2018	1.	Launching TLT Progress Report	√	√	√	√	√	√	√	√	N/A
		2.	Material Update Joint Meeting: Company Performance July 2018
		3.	Limited Agenda Report
39.	August 28, 2018	1.	Operational & Revenue MtD August 2018 Performance Report	√	√	√	√	√	√	√	√	N/A
		2.	Q2 2018 Company Performance Report
		3.	Limited Agenda Report
40.	September 4, 2018	1.	Operational & Revenue MtD August 2018 Performance Report	√	-	√	√	-	√	√	√	N/A
		2.	TDX Progress Report
		3.	FU HCM Report
		4.	Limited Agenda Report

No.	Date	Agenda		Kehadiran Direksi
				Dirut	KEU	DSP	EBIS	WINS	HCM	NITS	CONS
				AJS	HMZ	DB	DR	ASA	HRH	ZA	SC (1)	MK (2)
41.	September 12, 2018	1.	Operational & Revenue YtD Agustus & MtD September 2018 Performance Report	√	√	√	√	√	√	√	√	N/A
		2.	The Telkom Hub Launching Readiness Progress Report
		3.	Limited Agenda Report
42.	September 18, 2018	1.	Operational & Revenue MtD September 2018 Performance Report	√	√	√	√	√	√	√	√	N/A
		2.	Limited Agenda Report
		3.	The Telkom Hub Launching Readiness Progress Report
43.	September 25, 2018	1.	Operational & Revenue MtD September 2018 Performance Report	√	√	√	√	√	√	√	√	N/A
		2.	IBD Expo 2018 Readiness Report FU HCM Report
		3.	Telkom Supported in IMF-WB Annual Summit 2018 Readiness Report
		4.	The Telkom Hub Grand Launching Readiness Report
		5.	CAM 2019 Update and RAPIM TelkomGroup III-2018 Theme
		6.	Limited Agenda Report
44.	October 5, 2018	Limited Agenda Report		√	√	√	√	√	√	√	√	N/A
45.	October 10, 2018	1.	Operational & Revenue YtD September and MtD October 2018 Performance Report	√	√	√	√	√	-	√	√	N/A
		2.	Limited Agenda Report
46.	October 16, 2018	1.	Operational & Revenue YtD September and MtD October 2018 Performance Report	√	√	√	√	√	√	√	√	N/A
		2.	The Telkom Hub Grand Launching Readiness Report
		3.	Limited Agenda Report
47.	October 22, 2018	Limited Agenda Report		√	√	√	√	√	√	√	√	N/A
48.	October 24, 2018	Limited Agenda Report		√	√	√	√	√	√	√	√	N/A
49.	October 30, 2018	1.	Operational & Revenue MtD October 2018 Performance Report	√	√	√	√	√	√	-	√	N/A
		2.	FU HCM Report
		3.	The Telkom Hub Grand Launching Readiness Report
		4.	Limited Agenda Report
50.	November 6, 2018	1.	Operational & Revenue YtD October 2018 Performance Report	√	-	√	√	√	√	√	√	N/A
		2.	FU HCM Report
		3.	Limited Agenda Report
51.	November 13, 2018	1.	Operational & Revenue MtD November 2018 Performance Report	√	√	√	√	√	√	√	√	N/A
		2.	Limited Agenda Report
52.	November 14, 2018	Limited Agenda Report		√	√	√	√	√	√	√	√	N/A
53.	November 19, 2018	Limited Agenda Report		√	√	√	√	√	√	√	√	N/A
54.	November 21, 2018	1.	Operational & Revenue MtD November 2018 Performance Report	√	√	√	√	√	-	√	√	N/A
		2.	FU HCM Report
		3.	Limited Agenda Report

No.	Date	Agenda		Kehadiran Direksi
				Dirut	KEU	DSP	EBIS	WINS	HCM	NITS	CONS
				AJS	HMZ	DB	DR	ASA	HRH	ZA	SC (1)	MK (2)
55.	November 27, 2018	1.	Operational & Revenue MtD November 2018 Performance Report	√	√	√	√	√	√	√	√	N/A
		2.	Limited Agenda Report
56.	December 4, 2018	1.	Operational & Revenue YtD November 2018 Performance Report	√	√	√	√	√	√	√	√	N/A
		2.	Limited Agenda Report
57.	December 11, 2018	1.	Operational & Revenue MtD December 2018 Performance Report	√	√	√	√	√	√	√	√	N/A
		2.	Limited Agenda Report
58.	December 18, 2018	1.	Operational & Revenue MtD December 2018 Performance Report	√	√	√	√	√	√	√	√	N/A
		2.	TelkomClick 2019, TelkomGroup 2019 Logo & Corporate Theme Readiness Report
		3.	FU HCM Report
		4.	Limited Agenda Report
59.	December 27, 2018	Operational & Revenue MtD December 2018 Performance Report		-	√	-	√	√	-	√	√	N/A
Total Attendances				53	56	54	55	51	51	52	36	18
Total Meetings				59	59	59	59	59	59	59	37	21
Board of Directors’Attendance Level (%)				90	95	92	93	86	86	88	97	86

Remarks: PD (President Director), KEU (Finance), DSP (Digital & Strategic Portfolio),  EBIS (Enterprise & Business Service),  WINS (Wholesale and International Service), HCM (Human Capital Management), NITS (Network, IT, & Solution), dan CONS (Consumer Service).

AJS (Alex Janangkih Sinaga), HMZ (Harry Mozarta Zen), DB (David Bangun), DR (Dian Rachmawan), ASA (Abdus Somad Arief), HRH (Herdy Rosadi Harman), ZA (Zulhelfi Abidin), SC (Siti Choiriana), dan MK (Mas'ud Khamid).

(1)	Since AGMS on April 27, 2018
(2)	Up to April 20, 2018

APPENDIX 5:

GLOSSARY

2G

The abbreviation for second generation: relating to or using a technology that gave mobile phone users improved features and allowed people to send text messages (SMS).

3G

The generic term for third generation mobile telecommunications technology. 3G offers high speed connections to cellular phones and other mobile devices, enabling video conference and other applications requiring broadband connectivity to the internet.

4G/LTE

A fourth generation super fast internet network technology based on Internet Protocol (IP) that makes the process of data transfer much faster and stable.

ADS

American Depositary Share (also known as an American Depositary Receipt, or an “ADR”), a certificate traded on a U.S. securities market (such as New York Stock Exchange) representing a number of foreign shares. Each of our ADS represents 200 of our Series B shares having a par value of Rp50 per share ("common stock").

ARPU

Average Revenue per User, a measure used primarily by telecommunications and networking companies which states how much money we make from the average user. It is defined as the total revenue from specified services divided by the number of consumers for those services.

Backbone

The main telecommunications network consists of transmission and switching facilities that connect multiple network access nodes. The transmission network between node and switching facilities includes microwaves, submarine cables, satellites, optical fibers, and other transmission technologies.

Balanced Scorecard

One of the tools used by managers to measure the performance of a business seen from four perspectives. The four perspectives consist of a financial perspective, a customer perspective, an internal business process perspective, and a growth and learning perspective.

Bandwidth

The capacity of a communication link.

Bapepam-LK

Badan Pengawas Pasar Modal dan Lembaga Keuangan, or the Indonesian Capital Market and Financial Institution Supervisory Agency, the predecessor to the OJK.

Broadband

A signaling method that includes or handles a relatively wide range (or band) of frequencies.

BSS

Base Station Subsystem, the section of a cellular telephone network responsible for handling traffic and signaling between a mobile phone and the network switching subsystem. A BSS is composed of two parts: the BTS and the BSC.

BTS

Base Transceiver Station, equipment that transmits and receives radio telephony signals to and from other telecommunication systems.

C-Band

C-Band is a frequency allocation for communications satellites. C-Band uses 3.7-4.2GHz for downlink and 5.925-6.425Ghz for uplink. The lower frequencies that C Band uses perform better under adverse weather conditions than the Ku band or Ka band frequencies.

Consortium

Co-financing a project or enterprise undertaken by two or more banks or financial institutions.

CPE

Customer Premises Equipment, any handset, receiver, set-top box or other equipment used by the consumer of wireless, fixed line or broadband services, which is the property of the network operator and located on the customer premises.

Cyber Attack

A cyber attack is deliberate of exploitation of computer systems, technology-dependent enterprises, and networks. Cyber attacks use malicious code to alter computer code, logic or data, resulting in disruptive consequences that can compromise data and lead to cyber crimes, such as information and identity theft.

Cybersecurity

Cyber security is an effort to protect information from cyber-attack. Cyber-attack in information operations is any kind of deliberate action to disrupt the confidentiality, integrity, and availability of information.

DWIWARNA SHAREHOLDERS

Shares owned by The Indonesian Government.

e-Commerce

Electronic Commerce, the buying and selling of products or services over electronic systems such as the internet and other computer networks.

e-Procurement

electronic procurement, the process of procuring goods and services carried out online.

EDGE

Enhanced Data rates for GSM Evolution, a digital mobile phone technology that allows improved data transmission rates as a backward-compatible extension of GSM.

EBITDA

Adjusted EBITDA is defined as earnings before interest, tax, depreciation and amortization. Adjusted EBITDA and other related ratios in this Annual Report serve as additional indicators on our performance and liquidity, which is a non-GAAP financial measure.

Edutainment

Education and Entertainment.

Fiber Optic

Cables using optical fiber and laser technology through which modulating light beams representing data are transmitted through thin filaments of glass.

Fixed Line

Fixed wireline and fixed wireless.

Fixed Wireline

A fixed wire or cable path linking a subscriber at a fixed location to a local exchange, usually with an individual phone number.

Gateway

A peripheral that bridges a packet based network (IP) and a circuit based network (PSTN).

Gbps

Gigabyte per second, the average number of bits, characters, or blocks per unit time passing between equipment in a data transmission system. This is typically measured in multiples of the unit bit per second or byte per second.

GMS

General Meeting of Shareholders, which may be an Annual General Meeting of Shareholders (“AGMS”) or an Extraordinary General Meeting of Shareholders (“EGMS”).

GPRS

General Packet Radio Service, a data packet switching technology that allows information to be sent and received across a mobile network and only utilizes the network when there is data to be sent.

GraPARI

Telkomsel service network.

GSM

Global System for Mobile Telecommunication, a European standard for digital cellular telephone.

Homes passed

A connection with access to fixed line voice, IPTV and broadband services.

ICT Platform

an abbreviation of information and communications technology platform. ICT platform services consist of enterprise connectivity, IT services, data center and cloud services, business process outsourcing, device & hardware sales and services.

Insider Trading

The trading of a public company's stock or other securities (such as bonds or stock options) by individuals with access to nonpublic information about the company. In various countries, some kinds of trading based on insider information is illegal.

Interconnection

The physical linking of a carrier’s  network with equipment or facilities not belonging to that network.

Intranet

a computer network based on TCP / IP protocols such as the internet, however the usage is restricted or closed and only certain people or users who can log on and use the intranet network.

IP

Internet Protocol, the method or protocol by which data is sent from one computer to another on the internet.

IP Backhaul

A term used to define a communication path, particularly a microwave or optical fiber, between a base station with a communication or network communication switch.

IPO

Initial Public Offering, the first sale of stock by a Company to the public.

IPTV

Internet Protocol Television, a system through which television services are delivered using the Internet Protocol suite over a packet-switched network such as the internet, instead of being delivered through traditional terrestrial, satellite signal, and cable television formats.

ISP

Internet Services Provider, an organization that provides access to the internet.

Ku-Band

The Kurtz-under band (Ku band) is a frequency range or segment of the radio spectrum 11-17GHz. This range is often used for satellite communications, including VSAT, and some types of satellite antennas.

Market Cap

Market cap (market capitalization) is the market value of a publicly traded company's outstanding shares.

Mbps

Megabyte per second, a measure of speed for digital signal transmission expressed in millions of bits per second.

Metro Ethernet

Bridge or relationship between locations that are apart geographically, this network connects LAN customers at several different locations.

MHz

Megahertz, a unit of measure of frequency equal to one million cycles per second.

Mobile Broadband

The marketing term for wireless  internet access through a portable modem,  mobile phone,  USB Wireless Modem or other mobile devices.

Monetization

convert an asset or any object into money or legal tender.

Network Access Point

A public network exchange facility where ISPs connected with one another in peering arrangements.

OJK

Otoritas Jasa Keuangan, or the Financial Services Authority, the successor of Bapepam-LK, is an independent institution with authority to regulate and supervise financial services activities in the banking sector, capital market sector as well as non-bank financial industry sector.

PSA 62

Audit Standard Statement No. 62 (PSA 62) is a statement issued by the Indonesian Accounting Association which states that in conducting audits of financial statements of government entities or other recipients of government financial assistance which conducts stock offers through the capital market, auditors must comply with the provisions of the Capital Market Law.

PSTN

Public Switched Telephone Network, a telephone network operated and maintained by us and the KSO Units for us and on our behalf.

Pulse

The unit in the calculation of telephone charge.

Reverse Stock

The compression of shares to become smaller amount of shares using higher value per share.

RMJ

Regional Metro Junction, an inter-city cable network installation service in one regional (region/province).

Satellite Transponder

Radio relay equipment embedded in a satellite that receives signals from earth and amplifies and transmits the signal back to the earth.

SCCS

Submarine Communications Cable System, a cable laid on the sea bed between land-based stations to carry telecommunication signals across stretches of ocean.

SIM cards

Subscriber Identity Module card is a stamp-sized smart card placed on a mobile phone that holds the key to the telecommunication service.

SMS

Short Messaging Service, a technology allowing the exchange of text messages between mobile phones and between fixed wireless phones.

SOA

Sarbanes-Oxley Act, effective from July 30, 2002, also known as Public Company Accounting Reform and Investor Protection Act and Corporate and Auditing Accountability and Responsibility Act.

SOE

State-Owned Enterprise (Badan Usaha Milik Negara/BUMN) is a government-owned company, state-owned company, state-owned entity, state-owned company, public-owned company, or parastatal which is a legal entity formed by the Government to conduct commercial activities on behalf of the Government as the owner.

SOX Section 404

SOX Section 404 (Sarbanes-Oxley Act Section 404) mandates that all publicly-traded companies must establish internal controls and procedures for financial reporting and must document, test and maintain those controls and procedures to ensure their effectiveness.

Stock Split

Splitting the number of shares becoming more shares using lower value per share.

Switching

A mechanical, electrical or electronic device that opens or closes circuits, completes or breaks an electrical path, or selects paths or circuits, used to route traffic in a telecommunications network.

TIMES

Telecommunication, Information, Media, Edutainment and Service.

TPE

a normalized way to refer to transponder bandwidth it simple means how many transponders would be used if the same total bandwidths used only 36 Mt transponder (1 TPE = 36 MHz).

Treasury Stock

Company’s share that has been buy back from the outstanding share temporarily.

UMTS

Universal Mobile Telephone System, one of the 3G mobile systems being developed within the ITU’s IMT‑2000 framework.

VSAT

Very Small Aperture Terminal, a relatively small antenna, typically 1.5 to 3.0 meters in diameter, placed in the user’s premises and used for two-way communications by satellite.

Whistleblower

The term for employees, former employees or workers, members of institutions or organizations who report actions that are considered to violate the regulation to the authorities.

APPENDIX 6:

LIST OF ABBREVIATIONS

Keyword	Descripstions
A&A	Alliance &Acquisition
AAG	Asia America Gateway
AC	Air Conditioner
AO	Application Owner
APJI	Asosiasi Penyelenggara Jasa Internet or Internet Service Provider Association
APSAT	Asia Pasific Satellite System
ASEAN	Association of Southeast Asian Nations
ATL	Above The Line
ATM	Automated Teller Machine
AUP	Agreed Upon Procedure
B2B	Bussiness to Bussiness
B3	Bahan Berbahaya dan Beracun or Hazardous and Toxic Substances
BAKTI	Badan Aksesibilitas Telekomunikasi dan Informasi or Telecommunication and Information Accessibility Agency
BATIC	Bali Annual Telkom International Conferences
BCM	Business Continuity Management
BCP	Business Continuity Plan
BEI/IDX	Bursa Efek Indonesia or Indonesia Stock Exchange
BOC	Board of Commisioner
BOD	Board of Director
BPJS	Badan Penyelenggara Jaminan Sosial or Social Insurance Administration Organization
BPO	Business Process Outsourcing
BPS	Biro Pusat Statistik
BSCS	Batam Singapore Cable System
BTL	Below The Line
CAGR	Compound Annual Growth Rate
CAPEX	Capital Expenditure
CDC	Community Development Center
CDI	Customer Dissatisfaction Index
CDN	Content Delivery Networks
CEO	Chief Executive Officer
CFO	Chief Financial Officer
CFU	Customer Facing Unit
CLI	Customer Loyalty Index
COE	Calendar of Event
CONS	Consumer Service
CORE	Center of Reformation
COSO	Committee of Sponsoring Organizations of the Treadway Commission
CPO	Crude Palm Oil
CSI	Customer Satisfaction Index
CSR	Corporate Social Responsibility
CSS	Corporate Strategic Scenario
DER	Debt Equity Ratio
DMCS	Dumai Malacca Cable System
DRP	Disaster Recovery Plan
DS	Depositary Shares
DSAK	Dewan Standar Akuntansi Keuangan or Board of Financial Accounting Standard
DSP	Digital & Strategic Portfolio
DWDM	Dense Wavelength Division Multiplexing
EBIS	Enterprise & Business Service

Keyword	Descripstions
A&A	Alliance &Acquisition
Edutainment	Education and Entertainment
EDGE	Enhanced Data Rates for GSM Evolution
EMSHUB	Employee Shuttle Bus
ERM	Enterprise Risk Management
ESOP	Employee Stock Ownership Program
EVP	Employee Voulenter Program
EY	Ernst & Young
FRAMES	Fraud Management System
FU	Functional Unit
GCG	Good Corporate Governance
GGSN	Gateway GPRS Support Node
GHz	Gigahertz
GSD	Graha Sarana Duta
GTG	GraPARI TelkomGroup
GTT	Go-Jek, Tokopedia, And Traveloka
Harbolnas	Hari Belanja Online Nasional or Nation Online Shopping Day
HCM	Human Capital Management
HIS	High Speed Internet
HKI	Hak Kekayaan Intelektual or Intellectual Property Rights
HR	Human Research
HRM	Human Resource Management
HSDPA	High Speed Downlink Packet Access
IA	Internal Audit
IAS	International Accounting Standards
ICOFR	Internal Control Over Financial Reporting
ICPF	Indonesia Creative Product Fetival
IDN	Indonesian Digital Network
IFRS	International Financial Reporting Standard
IGG	Indonesia Global Gateway
IICD	Indonesia Institute for Corporate Directorship
IMS	Integrated Management System
InEx	International Expansion
IoT	Internet of Things
IPLC	International Data Center or International Connectivity
ISAK	Interpretasi Standar Akuntansi Keuangan or Interpretation of Statements of Financial Accounting Standards
ISO	International Organization for Standardization
IT	Information Technology
JaKaLaDeMa	Jawa Kalimantan Sulawesi Denpasar Mataram
Jo.	Juncto
KAP	Kantor Akuntan Publik or Public Accountant Firm
KEMPR	Komite Evaluasi dan Monitoring Perencanaan dan Risiko or Committee for Planning and Risk Evaluation and Monitoring
KEU	Keuangan or Finance
KIPAS	Komunitas Provokasi Aktivasi or Comunity Cultural Activation Provocation
KM	Kontrak Manajemen or Contract Management
KNR	Komite Nominasi dan Remunerasi or Committee for Nomination and Remuneration
KOWANI	Kongress Wanita Indonesia or Indonesian Woman Congress
KPEI	Kliring Penjaminan Efek Indonesia or The Indonesian Clearing and Guarantee
KPI	Key Performance Indicator
KPKU	Kriteria Penilaian Kinerja Unggul or Criteria for Superior Performance Appraisal
KPPU	Komisi Pengawasan Persaingan Usaha or Commission for the Supervision of Business Competition
KSEI	Kustodian Sentral Efek Indonesia or The Indonesia Central Securities Depository
Kwh	Kilo Watt Hour

Keyword	Descripstions
A&A	Alliance &Acquisition
LED	Light Emitting Diode
LSA Expenses	Long Service Award Expenses
LSE	London Stock Exchange
M&A	Merger & Acquisition
M2M	Machine to Machine
MDI	Metra Digital Investama
MNO	Mobile Network Operator
MSE	Micro and Small Enterprices
MTN	Medium Term Notes
MVNO	Mobile Virtual Network Operator
NAP	Network Access Point
NITS	Network, IT, & Solution
NPS	Net Promotor Score
NPWP	Nomor Pokok Wajib Pajak or Tax Identification Number
NYSE	New York Stock Exchange
OCS	Online Charging System
OECD	Organization for Economic Co-operation and Development
OLO	Other Licensed Operator
ONT	Optical Network Termination
OSDSS	Operational and Strategic Decision Support Systems
OSP-FO	Outside Plan Fiber Optic
OTT	Over The Top
PaDi	Pustaka Digital or Digital Library
PANDI	Pengelola Nama Domain Internet Indonesia or Indonesian Internet Domain Name Registry
PAYU	Pay As You Use
PE-VPN	Provider Edge-Virtual Private Network
PII	Persatuan Insiyur Indonesia or
PKBL	Program Kemitraan Bina Lingkungan or Partnership and Community Development Program
PN	Perusahaan Negara or State Company
POJK	Peraturan Otoritas Jasa Keuangan or Regulation of Indonesia Financial Services Authority
PoP	Point of Presence
POTS	Plain Old Telephone Service
PSAK	Pernyataan Standar Akuntansi Keuangan or Statements of Financial Accounting Standards
QMS	Quality Management System
QoS	Quality of Service
RAN	Radio Access Network
RJPP	Rencana Jangka Panjang Perusahaan or Company’s Long Term Plan
RKAP	Rencana Kerja Anggaran dan Pendapatan or Budgeting and Revenue Work Plan
ROA	Return on Asset
ROE	Return on Equity
SAK	Standar Akuntansi Keuangan or Financial Accounting Standard
SAS	Security and Safety
SCP	Service Control Points
SDM	Sumber Daya Manusia or Human Resources
SEA-ME-WE-5	South East Asia – Middle East – Western Europe 5
SEA-US	South East Asia-United States
SEC	Securities and Exchange Commission
SEOJK	Surat Edaran Otoritas Jasa Keuangan or Circular Letter of Indonesia Financial Service Authority
SIUP	Surat Izin Usaha Perdagangan or Business Permit
SJC	South East Asia Japan
SLI	Sambungan Langsung Internasional or International Direct Dialing
SMB	Small Medium Business
SMILE	Supply Management and Logistic Enhancement

Keyword	Descripstions
A&A	Alliance &Acquisition
SMK3 / OHSAS	Sistem Manajemen Keselamatan dan Kesehatan Kerja or Occupational Health and Safety Assessment System
SMPCS	Sulawesi Maluku Papua Cable System
SOP	Standard Operating Procedures
SOX	Sarbanes Oxley Act
SPI	Sistem Pengendalian Internal or Internal Control System
SRA	Sustainability Reporting Award
STB	Set Top Box
STO / PABX	Sentral Telepon Otomat or Private Automatic Branch Exchange
TAM	Tele Account Management
TDP	Tanda Daftar Perusahaan or Company Registration Certificate
TEI	Trade Expo Indonesia
THR	Tunjangan Hari Raya or Religious Festivity Allowance
TII	Telkom Indonesia International
TIQA	Telkom Integrated Quality Assurance
TIS	Thailand-Indonesia-Singapore
TLK	Telkom Ticker in New York Stock Exchange
TLKM	Telkom Ticker in Bursa Efek Indonesia
TLT	Telkom Landmark Tower
TSA	Technical Support Agreement
USO	Universal Service Obligation
UTRAN	UMTS Terrestrial Radio Access Network
VAR	Value Added Reseller
VOD	Voice Over Data
VoIP	Voice over Internet Protocol
VP	Vice President
VPN	Virtual Private Network
WBS	Whistleblowing System
WHOCC	World Hub Operation Command Center
WIB	Wholesale and International Business
WINS	Wholesale and International Service
WPO	Whistleblower Protection Officer

APPENDIX 7:

CIRCULAR LETTER TO FINANCIAL SERVICES AUTHORITY NO.30/SEOJK.04/2016 CROSS REFERENCE

No.	CRITERIA		EXPLAINATION	PAGES
I	Form of Annual Report
1.	Annual Report should be able to be reproduced in printed document copy and electronic document copy			√
2.	Annual Report presented as printed document should be printed on light-colored, good quality, A4 sized paper, bound and possible to be reproduced in good quality			√
3.	Annual Report presented as electronic document copy is the Annual Report converted to pdf format			√
II	Content of Annual Report
1	General Requirements
a.	Annual Report should at least contain information about:	1)	Key financial data highlight;	17
		2)	Share information (if any);	18-19
		3)	Directors’ report;	30-39
		4)	Board of commissioners’ report;	24-31
		5)	Issuer or public company’s profile;	8-11
		6)	Management discussion and analysis;	92-117
		7)	Issuer or public company’s governance;	148-219
		8)	Issuer or public company social and environmental responsibility;	220-231
		9)	Audited annual financial report; and	272
		10)	Statement of directors and board of commissioners on the responsibility for the annual report.	40-41
b.	Annual Report may present information in the form of images, graphs, tables, and/or diagrams by including clear title and/or description to be easily read and understood.			√
2.	Description of The Contents of Annual Report
a.	Key Financial Data Highlight

Highlights of Key Financial Data presents information in comparative form over a period of 3 (three) financial years or since the commencement of business if the Issuer or Public Company has been running for less than 3 (three) years, and should at least contain:

16-17
		1)	Revenue;
		2)	Gross profit;
		3)	Profit (loss);
		4)	Profit (loss) attributable to parent and non-controlling interests;
		5)	Comprehensive profit (loss);
		6)	Comprehensive profit (loss) attributable to parent and non-controlling;
		7)	Net profit (loss) per share;
		8)	Total assets;
		9)	Total liabilities;
		10)	Total equity;
		11)	Profit (loss) to total asset ratio;
		12)	Profit (loss) to equity ratio;
		13)	Profit (loss) to revenue ratio;
		14)	Current ratio;
		15)	Liabilities to equity ratio;
		16)	Liabilities to total asset ratio; and
		17)	Other financial information and ratios relevant to issuer or public company and their industry type.

No.	CRITERIA		EXPLAINATION		PAGES
b.	Share Information	Information of share (if any) at least contains:			18-19
		1)	Shares issued for three months period (if any) presented in comparative form in the last 2 (two) financial years at least contain:
			a)	Outstanding shares;
			b)	Market capitalization by the price in the stock exchange where the share is listed;
			c)	Highest, lowest, and closing share price by the price in the stock exchange where the share is listed; and
			d)	Traded volume in the stock exchange where the share is listed.
		2)	In the event of corporate actions such as stock split, reverse stock, stock dividend, bonus share, and par value decrease, share price information referred to in point 1) should then include explanation concerning at least:		20
			a)	Date of corporate actions;
			b)	Ratio of stock split, reverse stock, stock dividend, bonus share, and par value decrease;
			c)	Amount of outstanding shares before and after corporate actions; and
			d)	Share price before and after corporate actions.
		3)	In the event that the company’s share trade is suspended and/or delisted during the year reported, Issuer or Public Company should explain the reason for such suspension and/or delisting; and		Have no suspension/delisting
4)

In the event that such suspension and/or delisting referred to in point 3) still goes on until the final period of Annual Report, the Issuer or Public Company should explain the action carried out by the company in solving the matter.

Have no suspension/delisting
c.	Director’s Report	Report from the Directors at least contain:			32-39
		1)	Brief description about the performance of issuer or public company, that at least include:
			a)	Strategies and strategic policies of issuer or public company;
			b)	Comparison between achievement of results and targets; and
			c)	Constraints experienced by issuer or public company;
		2)	Description of business prospects;
		3)	Implementation of issuer or public company’s governance; and
		4)	Changes in the composition of the board of directors and reasons for such changes (if any).
d.	Board of Commissioners’ Report	Report from Board of Commissioners’ at least contains:			24-31
		1)	Assessment on the performance of the directors in managing the issuer or public;
		2)	Supervision of implementation of issuer or public company’s strategies;
		3)	Views on the business prospects of issuer or public company established by the Board of Directors;
		4)	Views on the implementation of issuer or public company’s governance;
		5)	Changes in the composition of board of commissioners and reasons for such changes; and
		6)	Frequency and method of advising the member of directors.
e.	Profile of Issuer or Public Company	The Issuer or Public Company’s Profile at least contains:			8-11

No.	CRITERIA		EXPLAINATION			PAGES
		1)	Name of issuer or public company, including, if any, changes in names, reasons for such changes, and the effective date of name;
		2)	Access to issuer or public company, including branch or representative offices that enables people to obtain the information of:			8-11
			a)	Address;
			b)	Telephone number;
			c)	Facsimile number;
			d)	E-mail address; and
			e)	Web site address;
		3)	Brief history of the issuer or public company;			46-47
		4)	Vision and mission of issuer or public company;			44-45
		5)	Business activities under the latest articles of association, business activities conducted during the financial year, and type of goods and/or services offered;			48-49
		6)	Organizational structure of issuer or piblic company in a form of chart, of at least to 1 (one) structural level under the directors, with name and position included;			56-57
		7)	Profile of the directors, consisting of at least:			66-73
			a)	Name and position that corresponds to the duties and responsibilities;
			b)	Latest photograph;
			c)	Age;
			d)	Nationality;
			e)	Educational background;
			f)	Employment record, consisting of:
				1.	Legal basis of Board of Directors members appointment for the first time at the related issuer or public company;
				2.	Double position, either as member of directors, commissioners, and/or committee as well as other positions (if any); and
				3.	Work experience and the time period both inside and outside the issuer or public company;
			g)	Education and/or trainings participated by member of directors in enhancing the competencies within a financial year (if any); and
			h)	Affiliation with other member of directors, commissioners, and major shareholders (if any), consisting of the names of affiliated parties;
		8)	Profile of Board of Commissioners, consisting of:			58-65
			a)	Name;
			b)	Latest photograph;
			c)	Age;
			d)	Nationality;
			e)	Educational background;
			f)	Employment record, consisting of:
				1.	Legal basis of non-Independent Board of Commissioners members appointment at the related Issuer or Public Company;
				2.	Legal basis of Independent Board of Commissioners members appointment at the related Issuer or Public Company;
				3.	Double position, either as member of Board of Commissioners, Directors, and/or Committee, as well as other positions (if any); and

No.	CRITERIA		EXPLAINATION			PAGES
				4.	Work experience and the time period both inside and outside the Issuer or Public Company;
			g)	Education and/or trainings participated by member of Board of Commissioners in enhancing the competencies within a financial year (if any);
			h)	Affiliation with other member of Board of Commissioners and Major Shareholders (if any), consisting of the names of affiliated parties; and
			i)	Independence Commissioners’ disclosure of independency in terms of the board has served more than 2 period (if any); and
			j)	Education and/or trainings participated by member of Board of Commissioners in enhancing the competencies within a financial year (if any);
9)

In the event of a change in the composition of the Board of Commissioners and/or Directors taking place after the fiscal year until the deadline of Annual Report submission, management composition stated in the Annual Report is then the composition of the Board of Commissioners and/or Directors both the latest and the previous one;

58-73
		10)	Number of employees and description of the range of educational background and ages in a financial year;			74-77
		11)	Name of Shareholders and ownership percentage at the end of financial year. Information includes among others:			78-79
			a)	Shareholders having 5% (five percent) or more shares of Issuer or Public Company;
			b)	Member of Directors and Board of Commissioners owning shares of Issuer or Public Company; and
			c)	Group of public shareholders each having less than 5% (five percent) share ownership of Issuer or Public Company;
		12)	Number of shareholders and ownership percentage at the end of financial year presented in the following classifications:			78-79
			a)	Local institution ownership;
			b)	Foreign institution ownership;
			c)	Local individual ownership; and
			d)	Foreign individual ownership;
		13)	Information concerning major and controlling shareholder of Issuer or Public Company, both direct and indirect, until the individual owner, presented in the form of scheme or diagram;			80
14)

Names of subsidiaries, associated companies, joint ventures in which Issuer or Public Company owns control with the entities, along with the percentage of share ownership, line of business, total asset, and operating status of such companies (if any); For subsidiaries, information of company’s address should be added;

80-86
15)

Chronology of shares listing, number of shares, share value, and offering price from the beginning of listing up to the end of the financial year and name of Stock Exchange where Issuer or Public Company’s shares are listed (if any);

87-88
16)

Chronology of other securities listing other than the securities reffered to in point 15) that contains the least securities’ name, year of issuance, maturity date, offering value, and rating (if any);

89-90

No.	CRITERIA		EXPLAINATION		PAGES
		17)	Names and addresses of institutions and/or capital market supporting professionals;		91
		18)	In the event that capital market supporting professionals provides services periodically to the Issuer or Public Company, there should be information on services provided, fees and period of assignment; and		91
		19)	Award and certification received by the Issuer or Public Company, both national and international scale during the fiscal year (if any), that includes:		50-55
			a)	Name of Award and/or certification;
			b)	Rewarding body or institution; and
			c)	Validity period of the award and/or certification (if any).
f.	Management Discussion and Analysis

Annual Report must contain discussion and analysis of Financial Report and other significant information by emphasizing material changes taking place during the year under review. It should at least contain:

94-111
		1)	Operational review by business segment in accordance with the industry of Issuer or Public Company, consisting of at least:
			a)	Production, which includes process, capacity and its development;
			b)	Revenue; and
			c)	Profitability.
2)

Comprehensive financial performance including a comparison between the financial performance of the last two financial years, explanation on the causes of such changes and their impact, which among others includes:

117-133
			a)	Current assets, non-current assets, and total assets;
			b)	Short-term liabilities, long-term liabilities, and total liabilities;
			c)	Equity;
			d)	Revenue, expenses and profit (loss), other comprehensive revenue and comprehensive income (loss); and
			e)	Cash flow;
		3)	Capability to pay debts by presenting relevant ratio;		134
		4)	Collectable accounts of Issuer or Public Company receivable by presenting relevant ratio;		134
		5)	Capital structure and Management’s policies on the capital structure, as well as basis of the policy making;		135
		6)	Discussion on material commitment for the investment of capital goods with explanation concerning:		137
			a)	Purpose of such commitment;
			b)	Sources of funds expected to fulfill to the commitment;
			c)	Currency of denomination;
			d)	Steps taken by the Issuer or Public Company to protect the position of related foreign currency against risks;
		7)	Discussion on capital goods investments realized within the last Financial year, that at least contains:		136
			a)	Type of capital goods investments;
			b)	Purpose of capital goods investments;
			c)	Value of capital goods investments issued.
		8)	Material information and facts occurring after the date of accountant’s report (if any);		139

No.	CRITERIA		EXPLAINATION		PAGES
		9)	Business prospects of Issuer or Public Company in relation to the industry, economy in general, and international market, and accompanied with the supporting quantitative data from reliable Data resource;		143
		10)	Comparison between target/projection at the beginning of financial year and the realization, that includes:		144
			a)	Revenue;
			b)	Profit (loss);
			c)	Capital structure; or
			d)	Other information deemed necessary by the Issuer or Public Company.
		11)	Target/projection of the Issuer or Public Company within 1 (one) year, that includes:		144
			a)	Revenue;
			b)	Profit (loss);
			c)	Capital structure;
			d)	Dividend policy; or
			e)	Other information deemed necessary by the Issuer or Public Company.
		12)	Marketing aspects of the goods and/or services of Issuer or Public Company, including among others marketing strategies and market Share;		112-116
		13)	Description of dividend during the past 2 (two) financial years (if any), includes at least:		145
			a)	Dividend policy;
			b)	Date of cash dividend payment and/or date of non-cash dividend Distribution;
			c)	Amount of dividend per share (cash and/or non-cash); and
			d)	Amount of dividend paid per year;
		14)	Realization of the use of proceeds from Public Offering is under the Following conditions:		146
a)

In the event that during the financial year reported, the Issuer is Obliged to submit Report on Realization of Use of Proceeds, then Annual Report should disclose accumulated realization of use of Proceeds until the end of the financial year; and

b)

In the event that there is a change in the use of proceeds as stipulated in Financial Services Authority Regulation on Report on Realization of Use of Proceeds, the Issuer should then explain such change;

		15)	Material information (if any) concerning, among others investment, expansion, divestment, merge, acquisition, debt/capital restructuring, affiliated transaction, and transaction with conflict of interests, taking place during the financial year (if any). Information includes:		147
			a)	Date, value and object of transaction;
			b)	Name of transacting parties;
			c)	Nature of affiliated relation (if any);
			d)	Explanation of fairness of transaction; and
			e)	Compliance with related rules and regulations.
		16)	Description of changes in regulation which have a significant effect on the Issuer or Public Company and its impacts on the financial report (if any); and		147
		17)	Changes in the accounting policy, rationale and impacts on the financial statement (if any);		147

No.	CRITERIA		EXPLAINATION			PAGES
g.	Governance of Issuer or Public Company	Governance of Issuer or Public Company at least contains brief description of:				189-196
		1)	Directors, consisting of among others:
			a)	Scope of work and responsibility of each member of the Directors;
			b)	Disclosure that the Directors have Directors’ Charter;
			c)	Disclosure of procedures, basis of decision, and amount of remuneration for members of Directors, along with the relation between remuneration and the performance of Issuer or Public Company;
d)

Disclosure of company policies and the implementation on frequency of Directors meetings, including joint meetings with the Board of Commissioners and attendance of members of Directors in such meetings;

			e)	Disclosure of resolutions of GMS of 1 (one) previous year and the realization during the fiscal year, along with reasons in the event that there is a resolution not yet realized:
				1.	Resolutions of GMS realized in one financial year; and
				2.	Reasons in the event that there is a resolution not yet realized.
			f)	Disclosure of resolutions of GMS during financial year, that includes:
				1.	Resolutions of GMS realized in one financial year; and
				2.	Reasons in the event that there is a resolution not yet realized; and
			g)	Disclosure of company policies on performance assessment of members of Directors;
		2)	Board of Commissioners, consisting of among others:			169-175
			a)	Description of responsibility of the Board of Commissioners;
			b)	Disclosure that the Board of Commissioners has Board of Commissioners’ charter;
			c)	Disclosure of procedures, basis of decision, and amount of remuneration for members of Board of Commissioners;
d)

Disclosure of company policies and the implementation on frequency of Board of Commissioners meetings, including joint meetings with the Directors, and attendance of members of Board of Commissioners in such meetings;

			e)	Disclosure of Issuer or Public Company’s policies on performance assessment of members of Directors and Board of Commissioners and its implementation, including among others:
				1)	Procedure of performance assessment implementation;
				2)	Criteria of assessment; and
				3)	Parties conducting the assessment.
			f)	Disclosure of performance assessment of committee supporting the duties of Board of Commissioners; and
			g)	In the event that the Board of Commissioners did not establish Committee of Nomination and Remuneration, the least information to disclose includes:
				1)	Reasons for not establishing a committee; and
				2)	Procedure of nomination and remuneration implemented during financial year;

No.	CRITERIA		EXPLAINATION			PAGES
		3)	Syariah Supervisory Board, for Issuer or Public Company running business under the principles of Syariah as expressed in the Articles of Association, contains at least:			Not Relevant
			a)	Name;
			b)	Tasks and responsibilities of Syariah Supervisory Board; and
			c)	Frequency and method of advising and supervisory on the compliance of Syariah Principles in Capital Market toward the Issuer or Public Company;
		4)	Audit Committee, consisting of among others:			176-180
			a)	Name and position in the committee;
			b)	Age;
			c)	Nationality;
			d)	Educational background;
			e)	Employment record, consisting of:
				1.	Legal basis of appointment as member of committee;
				2.	Double position, either as member of Board of Commissioners, directors, and/or committee and other positions (if any); and
				3.	Work experience and the time period, both inside and outside the Issuer or Public Company;
			f)	Period of service of Audit Committee members;
			g)	Disclosure of independence of Audit Committee;
			h)	Disclosure of company policies and the implementation on frequency of Audit Committee meetings and the attendance of Audit Committee members in such meetings;
			i)	Education and/or trainings participated within a financial year (if any); and
			j)	Brief description activities carried out by Audit Committee during the financial year based on what is stated in Audit Committee Charter;
5)

Other committees the Issuer or Public Company has in order to support the function and tasks of Directors and/or Board of Commissioners, such as Nomination and Remuneration Committee, consisting of among others:

181-188
			a)	Name and position in the committee;
			b)	Age;
			c)	Nationality;
			d)	Educational background;
			e)	Employement record, consisting of:
				1.	Legas basis of appointment as committee member;
				2.	Double position, either as member of Board of Commissioners, Directors and/or committee and the other positions (if any); and
				3.	Work experience and the time period both inside and outside the Issuer or Public Company;
			f)	Period of service of committee members;
			g)	Description of the tasks and responsibilities;
			h)	Disclosure that the committee has charter of committee;
			i)	Disclosure of independence of committee members;
			j)	Disclosure of company policies and the implementation on frequency of committee meetings and the attendance of committee members in such meetings;
			k)	Education and/or trainings participated within a financial year (if any); and

No.	CRITERIA		EXPLAINATION			PAGES
			l)	Brief description activities carried out by committee during the financial year;
		6)	Corporate Secretary, consisting among others:			197-199
			a)	Name;
			b)	Domicile;
			c)	Employment record, consisting of:
				1.	Legal basis of appointment as Corporate Secretary; and
				2.	Work experience and the time period both inside and outside the Issuer or Public Company;
			d)	Educational background;
			e)	Education and/or trainings participated within a financial year; and
			f)	Brief description activities carried out by Corporate Secretary during the financial year;
		7)	Internal Auditing Unit, consisting among others:			200-202
			a)	Name of Internal Auditing Unit’s chief;
			b)	Employment record, consisting of:
				1.	Legal basis of appointment as Internal Auditing Unit’s chief; and
				2.	Work experience and the time period both inside and outside the Issuer or Public Company;
			c)	Qualification/certification as an Internal Audit (if any);
			d)	Education and/or trainings participated within a financial year;
			e)	Structure and position of Internal Auditing Unit;
			f)	Description of tasks and responsibilities of Internal Auditing Unit;
			g)	Disclosure that the the unit has charter Internal Auditing Unit; and
			h)	Brief description of tasks implementation of Internal Auditing Unit during the financial year;
		8)	Description of internal control system implemented by Issuer or Public Company, consisting of at least:			203-204
			a)	Operational and financial control, along with compliance with other prevailing rules and regulations; and
			b)	Review on effectiveness of internal control system;
		9)	Risk management system implemented by Issuer or Public Company, consisting of at least:			205-210
			a)	General description of risk management system of Issuer or Public Company;
			b)	Types of risks and efforts to manage such risks; and
			c)	Review on effectiveness of the risk management system of Issuer or Public Company;
		10)	Material litigation faced by the Issuer or Public Company, subsidiaries, present members of the Board of Commissioners and Directors (if any), including among others:			214
			a)	Material of the case/claim;
			b)	Status of settlement of case/claim; and
			c)	Impacts on the financial condition of the Issuer or Public Company;
		11)	Information on administrative sanctions to Issuer or Public Company, members of the Board of Commissioners and Directors, by capital market authority and other authorities during the fiscal year (if any);			214

No.	CRITERIA		EXPLAINATION			PAGES
		12)	Information on code of conducts and culture of Issuer or Public Company (if any) consisting of:			217
			a)	Main points of code of conducts;
			b)	Form of socialization of code of conducts and efforts to enforce it; and
			c)	Disclosure of that code of conducts is applicable to member of Directors, Board of Commissioners, and employers of Issuer or Public Company;
		13)	Information on corporate culture or corporate values (if any);			218-219
		14)	Explanation on employees and/or Management share ownership program carried out by Issuer or Public Company, including among others amount, period of time, requirements for eligible employees and/or Management, and exercise price (if any):			213
			a)	Amount of share and/or options;
			b)	Time period of exercise;
			c)	Requirements for eligible employees and/or Management; and
			d)	Exercise price;
		15)	Explanation on Whistleblowing System at the Issuer or Public Company to report misconducts causing potential loss to the company or the stakeholders (if any), consisting of among others:			211-212
			a)	Procedure to submit whistleblowing report;
			b)	Protection for whistleblower;
			c)	Handling of whistleblowing;
			d)	Party managing whistleblowing; and
			e)	Results of whistleblowing handling, consisting of at least:
				1.	Number of whistleblowing registered and processed in financial year; and
				2.	Follow up of whistleblowing;
		16)	Implementation of Public Company Governance Guidelines for Issuer that issues Equity Securities or Public Company, consisting of:			150-157
			a)	Disclosure of implemented recommendations; and/or
			b)	Explanation concerning unimplemented recommendation, including reasons for such conditions and alternatives (if any);
h.	Social and Environmental Responsibility of Issuer or Public Company	1)	Information on Issuer or Public Company’s social and environmental responsibility consisting of policies, types of programs, and cost, in relation of the aspects of among others:
			a)	Environment, among others:		230-231
				1.	Use of environmentally friendly and recyclable material and energy;
				2.	Issuer or Public Company’s waste management system;
				3.	Mechanisms of complaints on environmental concern;
				4.	Certification in the field of environment;
			b)	Labor practices, occupational health and safety, among others:		224-226
				1.	Equality in gender and work opportunity;
				2.	Work facility and safety;
				3.	Employees turnover;
				4.	Level of work accident;
				5.	Eduation and/or training.

No.	CRITERIA		EXPLAINATION			PAGES
				6.	Remuneration; and
				7.	Mechanisms of complaints on Employment concern;
			c)	Social and community development, among others:		227-229
				1.	Use of local work force;
				2.	Empowerment of the Issuer or Public Company’s surrounding community, among others by the use of raw materials produced by the community or provision of education to the community;
				3.	Improvement of social facilities and infrastructure;
				4.	Other forms of donations; and
				5.	Communication on anti corruption policy and procedure in the Issue or Public Company, as well as training on anti corruption(if any).
			d)	Product and/or services responsibility, among others:		222-223
				1.	Consumers’ health and safety;
				2.	Product and/or services information; and
				3.	Facilities for customers’ complaints, number of complaints and complaints handling.
2)

Issuer or Public Company may disclose information referred to in point 1) as part of the Annual Report or in a separate report, such as submitted at the same time as Sustainability Report or Corporate Social Responsibility Report, and therefore the Issuer or Public Company is excluded to disclose information on social and environmental responsibility in the Annual Report; and

		3)	The report referred to in point 2) is submitted to Financial Services Authority at the same time as the Annual Report submission.
i.	Audited Financial Report	The Financial Report contained in the Annual Report should be presented in accordance with Financial Accounting Standard in Indonesia and has been audited by Accountant. The Financial Report should contain statement regarding responsibility on the Financial Report in compliance with Regulations in Capital Market sector on the Directors’ responsibility to the Financial Report or Regulations in Capital Market sector on periodical report of Securities Companies in the event that the Issuer is a Securities Company; and				272
j.	Statement of members Board of Directors and Board of Commissioners on the Responsibility for the Annual Report

Statement of members of Directors and Board of Commissioners on the Responsibility for the Annual Report is composed in accordance to the format of Statement of members of Directors and Board of Commissioners on the Responsibility for the Annual Report as attached in the Appendix as an inseparable part of the  Circular Letter of FSA.

40-41

CONSOLIDATED FINANCIAL STATEMENTS

Exhibit 99	Audited Consolidates Financial Statements and PKBL Financial Statements 2018